Building an even better bank

Scotiabank

2015 ANNUAL REPORT

SCOTIABANK IS CANADA’S

INTERNATIONAL BANK and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and parts of Asia. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets.

CONTENTS

1

Message from President and

Chief Executive Officer Brian J. Porter

¢

6

Executive Management Team

¢

7

Message from Chairman of the Board

Thomas C. O’Neill

¢

8

Board of Directors

¢

10

Management’s Discussion and Analysis

¢

127

Consolidated Financial Statements

¢

WHY INVEST IN SCOTIABANK?

Our unique, straightforward and successful bank model is based on diversified and growing businesses, each providing sustainable and profitable revenue growth. We have a track record of delivering consistent earnings and dividend growth, proven execution capabilities and we are well positioned for continued success.

RAISED DIVIDEND 48 OUT OF 50 YEARS
SOLID TRACK RECORD OF EARNINGS AND DIVIDEND GROWTH

STRONG RISK MANAGEMENT CULTURE	STRONG CAPITAL POSITION

FOCUSED ON ATTRACTIVE PACIFIC ALLIANCE MARKETS	SIGNIFICANT, THOUGHTFUL INVESTMENTS IN TECHNOLOGY

CLEAR STRATEGY: • Maintain high degree of diversification • Balance earnings from Canada/International • Pursue selective acquisitions • Deliver on our strategic agenda (see page 5)

NEED MORE REASONS? SEE MD&A EXECUTIVE SUMMARY ON PAGE 9

BRIAN J. PORTER

PRESIDENT AND CHIEF EXECUTIVE OFFICER

CEO’S MESSAGE TO SHAREHOLDERS

Dear Fellow Shareholders,

While the pace of change in the banking industry continued to accelerate in 2015, Scotiabank responded with a comprehensive set of efforts to build an even better bank. Our strategic agenda is set, and will position Scotiabank to continue to adapt and thrive in an increasingly competitive and evolving industry.

Our solid results this year were delivered by a strong and growing foundation in Canada, diversified through our priority international markets of Mexico, Peru, Colombia and Chile. Our results reinforce the benefits of a well-diversified business model, where we have consciously chosen a prudent mix of geographies and businesses.

While we have seen modest improvement in some of the markets we operate in, market volatility, historically low interest rates and uneven global growth may in fact constitute the “new normal”.

We are adapting to these operating conditions with increased investments in technology, to transform and simplify the customer experience. These investments will also help to enhance our growth and reduce our structural costs.

I strongly believe that building an even better bank for the long term is the best way for us to enhance shareholder value. In that context, I am pleased to share some of the significant progress we’ve made.

Financial Results

Despite the volatile operating environment, your Bank delivered more than $24 billion of revenue and $7.2 billion of net income. Diluted Earnings per Share were $5.67, representing growth of 4.4%. In addition, return on equity was solid at 14.6% and we maintained strong capital levels with a Common Equity Tier 1 ratio of 10.3%. Earnings growth was driven by strength in our personal, commercial and wealth businesses in both Canada and internationally.

The Bank’s earnings growth and strong capital position allowed us to continue investing in our businesses. We have increased investments in technology, alongside continuing investments in organic growth initiatives, such as commercial banking, credit cards, payments and new deposit-type products. And we have done all of this within our risk appetite.

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LEVERAGING SCOTIABANK’S INTERNATIONAL FOOTPRINT

We also announced several acquisitions – such as the credit card business in Canada from JP Morgan, and Citibank’s retail & commercial banking operations in Peru, Panama and Costa Rica. Our acquisition of Cencosud’s credit card business in Chile, and these transactions will continue to help us build scale and offer customers more products and services.

We also maintained our longstanding track record of returning capital to you through dividends – with two quarterly dividend increases this year, up 6% from 2014.

Operating earnings from our Canadian Banking division, which includes our personal and commercial businesses, grew 10% in 2015. This performance was underpinned by prudent retail asset growth, strong deposit growth, and an eight basis point increase in margin. This improved margin reflects our conscious effort to deepen customer relationships and broaden our suite of products. The result is a more balanced asset mix and a better return on your capital.

Commercial lending results were also higher on solid asset growth of $4 billion or 13%. Wealth management also continued to deliver strong results in 2015.

Operating earnings from our International Banking division grew 10% in 2015. The division includes all of our personal and commercial businesses in Latin America, Central America and the Caribbean – as well as our investments in personal and commercial banking operations in Asia. Results here strengthened in the second half of the year due to strong asset growth, steady margins and stable credit losses; earnings also benefitted from a weaker Canadian dollar relative to international currencies. Our performance in the Pacific Alliance region was particularly strong, with asset growth of 12%. These businesses represent more than 60% of International Banking’s earnings and have the greatest growth potential; as a result, they are the bellwether for the division.

        AVERAGE ASSETS BY GEOGRAPHY

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Our Global Banking and Markets division provides corporate loans, capital markets products, and investment banking solutions to customers across our entire global footprint. For the year, operating earnings declined by 8% from 2014. This decline resulted from several factors, including lower investment banking revenue – mainly due to challenging market conditions in the energy and mining sectors – margin compression in our lending business – which offset stronger loan growth – and a lower contribution from Asia. In the case of Asia, the repositioning of this business is mostly complete, and performance there is expected to improve in 2016.

The results in Global Banking and Markets are disappointing, and we are accountable for our performance and are committed to improving these results.

Strategic Agenda

Much has been written recently about threats to the ‘traditional’ banking industry. There is no single game changer – no one company or technology is driving this. Rather, we are seeing a confluence of events that are creating some fundamental shifts in the competitive landscape. Of particular note, we see rapidly evolving customer expectations, innovative digital technologies and new service models – all of which are changing how customers are served.

The effect of these shifts is powerful, driving a fundamental transformation of the banking industry in customer-facing applications, end-to-end processes and cost structures. The digital transformation is being led by both financial technology players – known as “FinTech” – and established industry players. In the case of FinTech, there are some who seek to disrupt incumbent banks, while many others seek to actively partner with them. As a result, FinTech represents both threats and opportunities. We are investing in our own digital strategies and partnering with some FinTech players.

“ Scotiabank is a great bank, with a well-recognized global brand. We have an attractive geographic footprint that is valued by our stakeholders.”

Through both of these approaches, we expect to improve our customers’ experience and reduce our structural costs.

We are operating in a different environment than we were just a few years ago. It is clear that the financial services industry continues to evolve rapidly, and Scotiabank is embracing the change. Your Board and Management Team have been working diligently over the past year to adapt and evolve our enterprise-wide strategic agenda. This medium-term agenda clearly articulates those areas where we must be sharply focused going forward.

As an overall strategy, we continue to believe strongly in our diversified business model, and our geographic mix. We have well-defined growth plans for Canada, and are focused on growing in our priority international markets.

As part of our strategic agenda, we have identified five important priorities to guide the Bank’s efforts:

Customer Focus: we are shifting to a much more customer-centric model, where a sharper focus on the customer informs all decision-making, operations and investments across the Bank.

Leadership: we are adapting our leadership team to reflect the skills and diversity we need going forward.

Low Cost by Design: We are shifting to a “low cost by design” approach, which will benefit our customers, employees and shareholders.

% OF INCOME CANADA, U.S., PACIFIC ALLIANCE & OTHER INTERNATIONAL

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TAKING DIGITAL INNOVATION TO THE NEXT LEVEL

Digital: we have embarked upon a digital transformation of the Bank to ensure a consistently excellent customer experience and highly efficient operations.

Business Mix: we are evolving our business mix to align with opportunities where we have, and can build, deeper relationships with our customers.

There is a lot of work to be done, without question.

We have made solid progress, and we know that Scotiabank is very good at execution. We will have more to say on our transformational journey over the next year, and I look forward to sharing more with you about our continuing progress.

Outlook

In addition to shifting competitive dynamics in our industry, we also expect that uneven economic conditions will likely persist in 2016. Both of these will present challenges for us at times, but 2016 will also be filled with opportunities for us to continue building an even better bank.

We will continue to partner with our customers – whether they are in our higher growth markets, or those that are facing challenging economic conditions. In Canada, we provided more than $5 billion in loans to help small

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businesses grow and create jobs; and we also helped many Canadians finance their homes, valued at $400 billion. At the end of the year, we had $1.3 billion in consumer and micro-finance loans outstanding in Peru. And in Mexico, we financed $1 billion worth of auto loans. These activities are fundamental to our role as a bank, and they demonstrate our commitment to banking the real economy, wherever we operate.

We will also continue to give back to the communities in which we live and work. Scotiabank employs approximately 90,000 people around the world, with each Scotiabanker contributing in their own way to the local community and economy. Your Bank also provided approximately $70 million in donations and sponsorships, helping to promote education, active lifestyles and the arts across more than 50 countries. We believe in strong communities, and will continue this strong tradition of giving back.

At the end of the day, banking is all about trust. Our customers must believe that we truly have their best interests in mind. Scotiabankers believe deeply in helping our customers become better off; in fact, that is “why we bank”.

All in all, we have a lot to be proud of. Scotiabank is a great bank, with a well-recognized global brand. We have an attractive geographic footprint that is valued by our stakeholders. We have a strong financial position, great people and a highly motivated team of leaders. We also have supportive shareholders, who are ably represented by your Board of Directors. I thank you for that support, and for the Board’s guidance and high level of engagement.

Thank You

In closing, I would like to thank our 23 million customers around the world for their business and – just as importantly – for their trust. I would also like to thank Scotiabankers all around the world for the work they do day-in and day-out to earn this trust, and to help our customers become better off. I am proud of our team and confident in the Bank’s future.

STRATEGIC AGENDA

¢        Be more focused on our customers:

we aim to deliver a consistently excellent customer experience, and will do so by putting our customers at the centre of every decision we make across the Bank.

¢       Enhance our leadership depth, diversity and deployment:

we are building more diverse leadership teams to better reflect and understand our customers and employees.

¢       Better serve our customers, while reducing structural costs:

we aim to become more efficient and “low cost by design”, so that we can deliver a better customer experience and create good shareholder value over the long term.

¢        Drive a digital transformation:

we are pursuing a comprehensive plan to digitize the Bank; by doing so, we will enhance our customers’ experience, make it easier for Scotiabankers to serve our customers and become a more efficient bank.

¢        Align our business mix with deeper customer relationships:

quite simply, this means doing more business with customers where we have deep relationships, and working hard to broaden relationships with all customers.

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MEDIUM-TERM FINANCIAL OBJECTIVES

EXECUTIVE MANAGEMENT TEAM

¢	Brian J. Porter

President and

Chief Executive Officer

¢	Michael Durland

Group Head and Chief Executive Officer, Global Banking and Markets

¢	Dieter W. Jentsch

Group Head, International Banking

¢	James O’Sullivan

Group Head, Canadian Banking

¢	Stephen P. Hart

Chief Risk Officer

¢	Barbara Mason

Group Head and Chief Human Resources Officer*

¢	Sean D. McGuckin

Group Head and Chief Financial Officer*

¢	Deborah M. Alexander

Executive Vice President and General Counsel

¢	Andrew Branion

Executive Vice President and Group Treasurer

¢	John Doig*

Executive Vice President and Chief Marketing Officer

¢	Terry Fryett

Executive Vice President,

Chief Credit Officer

¢	Marianne Hasold-Schilter

Executive Vice President and Chief Administrative Officer, International Banking

¢	Mike Henry*

Executive Vice President, Retail Payments, Deposits and Unsecured Lending

¢	Marian Lawson

Executive Vice President, Global Financial Institutions and Transaction Banking

¢	Kyle McNamara

Executive Vice President and Co-Head Information Technology, Business Systems

¢	James McPhedran

Executive Vice President, Canadian Banking

¢	James Neate*

Executive Vice President,

International Corporate and Commercial Banking

¢	Gillian Riley*

Executive Vice President,

Canadian Commercial Banking

¢	Maria Theofilaktidis

Executive Vice President, Retail Distribution, Canadian Banking

¢	Michael Zerbs

Executive Vice President and Co-Head Information Technology, Enterprise Technology

* as at December 1, 2015

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THOMAS C. O’NEILL

CHAIRMAN OF SCOTIABANK’S BOARD OF DIRECTORS

CHAIRMAN’S MESSAGE TO SHAREHOLDERS

Dear Fellow Shareholders,

2015 has been a year of evolution and continued progress
for your Bank that led to solid results.

With our focused strategic agenda, we spent this year re-imagining the customer experience and positioning the Bank for success, as we respond to the accelerated pace of change across the global financial services industry.

Customer focus and building a culture of innovation underpin our work to build an even better bank. Earlier this year, your Board of Directors joined the executive leadership team in Silicon Valley to meet with organizations that are focused on simplicity, agility and the customer experience. The visit challenged us to think of technology as more than just the latest gadgets, but rather as a way to improve how we interact with and serve our customers.

With Management’s commitment to delivering on strategies that centre on the customer needs today and into the future, we are confident Scotiabank has the talent, strategy and infrastructure to drive the long-term value of our stakeholders.

Accountability starts at the top

Each Scotiabanker is accountable for your Bank’s actions and results, but ultimately this accountability rests with the Board of Directors. During the year, three new directors were appointed to further strengthen the Board’s oversight role.

•   William Fatt brings extensive expertise in leading and growing a Canadian-based customer service organization with global operations;

•   Tiff Macklem brings extensive risk management experience and in-depth knowledge of the financial services industry in Canada and internationally; and,

•   Eduardo Pacheco brings extensive financial services experience and deep regional and business & customer insights as Scotiabank continues its focus on the Pacific Alliance countries of Mexico, Colombia, Peru and Chile.

How we govern

Your Board is committed to the highest levels of governance, ensuring we balance and protect the long-term interests of our many stakeholders, including shareholders, customers, the broader community and our team.

We believe that strong governance is an important foundation of Scotiabank’s performance, and that an independent Board with the right balance of qualified people with diversity of gender, age, background, geography and thought, bolster our continued success.

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Currently, 13 of your Bank’s 15 directors are independent, including a diverse contingent of female directors – who represent more than 30% of your Board – as well as directors of varying age, ethnicity and geographical background.

Building an even better bank

I am excited about the future as we look ahead to your Bank’s 185th year. Scotiabank has a clear strategy predicated on a highly diversified, well-balanced business model within a clearly defined global footprint, and your Board is fully supportive of the strategic direction that management has set.

Our industry is seeing unprecedented change and Management has done tremendous work to build an even better bank, including significant and thoughtful investments in technology to enable and simplify the customer experience. This unwavering focus on our customers is the foundation for our ongoing success in the long term.

Thank you to our President and CEO, Brian Porter, his leadership team and thousands of Scotiabankers who work hard to deliver strong results. And thank you, our shareholders, for your continued confidence and support.

BOARD OF DIRECTORS

¢	Thomas C. O’Neill

Chairman of the Board. Scotiabank director since May 26, 2008.

COMMITTEE CHAIRS

¢	Ronald A. Brenneman

Corporate director. Risk Committee Chair. Scotiabank director since March 28, 2000.

¢	Aaron W. Regent

Founding Partner of Magris Resources Inc. Human Resources Committee Chair. Scotiabank director since April 9, 2013.

¢	Susan L. Segal

President and Chief Executive Officer of the Americas Society and Council of the Americas. Corporate Governance Committee Chair. Scotiabank director since December 2, 2011.

¢	Paul D. Sobey

Corporate director. Audit and Conduct Review Committee Chair. Scotiabank director since August 31, 1999.

BOARD OF DIRECTORS

¢	Nora A. Aufreiter

Corporate director. Scotiabank director since August 25, 2014.

¢	Guillermo E. Babatz

Managing Partner of Atik Capital, S.C. Scotiabank director since January 28, 2014.

¢	Charles H. Dallara, Ph.D.

Executive Vice Chairman of the Board of Directors of Partners Group Holding AG and Chairman of the Americas. Scotiabank director since September 23, 2013.

¢	N. Ashleigh Everett

President, Corporate Secretary and a director of Royal Canadian Securities Limited. Scotiabank director since October 28, 1997.

¢	William R. Fatt

Chairman and Chief Executive Officer of FRHI Hotels & Resorts. Scotiabank director since January 27, 2015.

¢ Tiff Macklem, Ph.D.

Dean of the Rotman School of Management at the University of Toronto. Scotiabank director since June 22, 2015.

¢	Eduardo Pacheco

Chief Executive Officer and a director of Mercantil Colpatria S.A. Scotiabank director since September 25, 2015.

¢	Brian J. Porter

President and Chief Executive Officer of Scotiabank. Scotiabank director since April 9, 2013.

¢	Indira V. Samarasekera, O.C., Ph.D.

Senior advisor at Bennett Jones LLP and a corporate director. Scotiabank director since May 26, 2008.

¢	Barbara S. Thomas

Corporate director. Scotiabank director since September 28, 2004.

Go online for more information about Scotiabank’s Corporate Governance at www.scotiabank.com/ca/en/0,,465,00.html

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EXECUTIVE SUMMARY OF MANAGEMENT’S DISCUSSION AND ANALYSIS

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Enhanced Disclosure Task Force (EDTF) Recommendations

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012 the EDTF published its report, “Enhancing the Risk Disclosures of Banks”, which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.

Below is the index of all these recommendations to facilitate easy reference in the Bank’s annual report and other public disclosure documents available on www.scotiabank.com/investor relations.

Reference Table for EDTF

			Pages
					Supplementary Regulatory Capital Disclosures
Type of risk	Number	Disclosure	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.	71, 73, 78
	2	The Bank’s risk to terminology, measures and key parameters.	68
	3	Top and emerging risks, and the changes during the reporting period.	26-30, 53
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	40, 88, 105-106
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.	66-67
	6	Description of risk culture and procedures applied to support the culture.	68-69
	7	Description of key risks from the Bank’s business model.	71-72
	8	Stress testing use within the Bank’s risk governance and capital management.	70
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	39-40	181	2
	10	a) Regulatory capital components.	41		4, 5, 7
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.			6
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	42-43		7, 8
	12	Discussion of targeted level of capital, and the plans on how to establish this.	39-40
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.	45-49, 72, 113-114	161, 199-203, 207-208	11-13, 24-27
	14	Analysis of the capital requirements for each Basel asset class.	45-49	161, 199-203	11-20, 24-27
	15	Tabulate credit risk in the Banking Book.	45-49	202-203	17-20
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.	45, 49		10
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.	47-48
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	85-89
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	87-89
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	93-94
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	89-92
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	84
	23	Discussion of significant trading and non-trading market risk factors.	79-85	204-207
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	79-85	204-207
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.	79-85	207
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.	25-28, 108-114	167-168, 201-202	12-20, 16-22	(1)
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.		142-143, 168
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	24, 109, 111, 113	168	17-18	(1)
	29	Analysis of counterparty credit risk that arises from derivative transactions.	76	159, 161
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	25, 75-76
Other risks	31	Quantified measures of the management of operational risk.	49, 95-96
	32	Discussion of publicly known risk items.	53

(1)	In the Supplementary Financial Information Package

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MANAGEMENT’S DISCUSSION AND ANALYSIS

12	Forward-looking statements
13	Non-GAAP measures
14	Financial highlights

¢ Overview

15	Financial results
16	Economic outlook
16	Shareholder returns
16	Impact of foreign currency translation
16	Impact of acquisitions

¢ Group Financial Performance

17	Net income
17	Net interest income
19	Non-interest income
21	Non-interest expenses
22	Income taxes
22	Credit quality
31	Fourth quarter review
33	Summary of quarterly results
34	Financial results review: 2014 vs 2013

¢ Group Financial Condition

38	Statement of financial position
39	Capital management
49	Off-balance sheet arrangements
52	Financial instruments
53	Selected credit instruments – publically known risk items

¢ Business Lines

54	Overview
56	Canadian Banking
59	International Banking
62	Global Banking and Markets
65	Other

¢ Risk Management

66	Overview
73	Credit risk
78	Market Risk
85	Liquidity risk
95	Other risks
95	Operational risk
96	Reputational risk
97	Environmental risk
97	Insurance risk
98	Strategic risk

¢ Controls and Accounting Policies

99	Controls and procedures
99	Critical accounting estimates
105	Future accounting developments
105	Regulatory developments
107	Related party transactions

¢ Supplementary Data

108	Geographic information
110	Credit risk
115	Revenues and expenses
117	Selected quarterly information
118	Eleven-year statistical review

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this Management’s Discussion and Analysis in the Bank’s 2015 Annual Report under the headings “Overview – Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may”, “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2015 Annual Report, as updated by quarterly reports); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 66 of the Bank’s 2015 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 Annual Report under the heading “Overview – Outlook,” as updated by quarterly reports; and for each business segment “Outlook”. The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

December 1, 2015

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Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adding back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software) to diluted earnings per share.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in non-interest income.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in non-interest expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Regulatory capital and liquidity ratios

Regulatory capital ratios, such as Common Equity Tier 1 (CET1), Tier 1, Total Capital, Leverage and Liquidity coverage ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, non-interest income, total revenue, and provision for income taxes are presented below:

T1 TEB gross up

For the year ended October 31 ($ millions)	2015	2014	2013
Net interest income	$14	$17	$15
Non-interest income	376	337	297
Total revenue and provision for income taxes	$390	$354	$312

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

13   ■   2 0 1 5    S C O T I A B A N K   A N N U A L   R E P O R T

MANAGEMENT’S DISCUSSION AND ANALYSIS

T2 Financial highlights

As at and for the years ended October 31	2015	2014	2013(1)		2012(1)	2011
Operating results ($ millions)
Net interest income	13,092	12,305	11,350		9,970	9,014
Net interest income (TEB(2))	13,106	12,322	11,365		9,987	9,035
Non-interest income	10,957	11,299	9,949		9,676	8,296
Non-interest income (TEB(2))	11,333	11,636	10,246		9,947	8,562
Total revenue	24,049	23,604	21,299		19,646	17,310
Total revenue (TEB(2))	24,439	23,958	21,611		19,934	17,597
Provision for credit losses	1,942	1,703	1,288		1,252	1,076
Non-interest expenses	13,041	12,601	11,664		10,436	9,481
Provision for income taxes	1,853	2,002	1,737		1,568	1,423
Provision for income taxes (TEB(2))	2,243	2,356	2,049		1,856	1,710
Net income	7,213	7,298	6,610		6,390	5,330
Net income attributable to common shareholders	6,897	6,916	6,162		5,974	4,965
Operating performance
Basic earnings per share ($)	5.70	5.69	5.15		5.27	4.63
Diluted earnings per share ($)	5.67	5.66	5.11		5.18	4.53
Adjusted diluted earnings per share(1)(2) ($)	5.72	5.72	5.17		5.23	4.58
Return on equity(2) (%)	14.6	16.1	16.6		19.9	20.3
Productivity ratio (%)(TEB(2))	53.4	52.6	54.0		52.4	53.9
Operating leverage (%)	(1.5)	2.8	(3.4)		3.2	(5.6)
Core banking margin (%)(TEB(2))	2.39	2.39	2.31		2.31	2.32
Financial position information ($ millions)
Cash and deposits with financial institutions(1)	73,927	56,730	53,338		47,337	38,723
Trading assets	99,140	113,248	96,489		87,596	75,799
Loans(1)	458,628	424,309	402,215		352,578	319,056
Total assets	856,497	805,666	743,644		668,225	594,423
Deposits(1)	600,919	554,017	517,887		465,689	421,234
Common equity	49,085	44,965	40,165		34,335	26,356
Preferred shares	2,934	2,934	4,084		4,384	4,384
Assets under administration(2)	453,926	427,547	377,766		327,977	297,668
Assets under management(2)	179,007	164,820	145,470		114,694	102,733
Capital and liquidity measures(3)
Common Equity Tier 1 (CET1) capital ratio (%)	10.3	10.8	9.1		N/A	N/A
Tier 1 capital ratio (%)	11.5	12.2	11.1		13.6	12.2
Total capital ratio (%)	13.4	13.9	13.5		16.7	13.9
Leverage ratio (%)(4)	4.2	N/A	N/A		N/A	N/A
CET1 risk-weighted assets ($ millions)(5)	357,995	312,473	288,246		253,309	233,970
Liquidity coverage ratio (LCR) (%)(6)	124	N/A	N/A		N/A	N/A
Credit quality
Net impaired loans ($ millions)(7)	2,085	2,002	1,808		2,005	1,957
Allowance for credit losses ($ millions)	4,197	3,641	3,273		2,977	2,689
Net impaired loans as a % of loans and acceptances(1)(7)	0.44	0.46	0.44		0.55	0.60
Provision for credit losses as a % of average net loans and acceptances (annualized)(1)	0.43	0.40	0.32		0.36	0.34
Common share information
Share price ($)(TSX)
High	71.18	74.93	64.10		57.18	61.28
Low	52.58	59.92	52.30		47.54	49.00
Close	61.49	69.02	63.39		54.25	52.53
Shares outstanding (millions)
Average – Basic	1,210	1,214	1,195		1,133	1,072
Average – Diluted	1,232	1,222	1,209		1,160	1,108
End of period	1,203	1,217	1,209		1,184	1,089
Dividends per share ($)	2.72	2.56	2.39		2.19	2.05
Dividend yield (%)(8)	4.4	3.8	4.1		4.2	3.7
Market capitalization ($ millions)(TSX)	73,969	83,969	76,612		64,252	57,204
Book value per common share ($)	40.80	36.96	33.23		28.99	24.20
Market value to book value multiple	1.5	1.9	1.9		1.9	2.2
Price to earnings multiple	10.8	12.1	12.3		10.3	11.3
Other information
Employees	89,214	86,932	86,690	(1)	81,497	75,362
Branches and offices	3,177	3,288	3,330		3,123	2,926
(1)	Certain prior period amounts have been restated to conform with current period presentation.
(2)	Refer to page 13 for a discussion of non-GAAP measures.
(3)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (refer to page 39). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(4)	Effective November 1, 2014 the Bank is subject to OSFI’s Leverage Requirement Guideline. (refer to Note 25 in the Consolidated Financial Statements).
(5)	As at October 31, 2015, credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier 1 and Total Capital ratios, respectively.
(6)	LCR is based on OSFI’s guideline, Liquidity Adequacy Requirement (LAR), effective commencing in 2015.
(7)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(8)	Based on the average of the high and low common share price for the year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Overview

Financial Results

Scotiabank had net income of $7,213 million in 2015, compared to $7,298 million last year and diluted earnings per share (EPS) of $5.67 compared to $5.66 in 2014. Return on Equity was 14.6% compared to 16.1% last year. Adjusting for notable items in 2014 (refer T23), diluted earnings per share growth was 4.4%.

Current year net income was positively impacted by an increase in net interest income, favourable impact of foreign currency translation and lower income taxes. Mostly offsetting these positive impacts were higher provision for credit losses and higher non-interest expenses. The current year’s net income included the following, largely offsetting items, comprised of a reduction in the pension benefit accrual related to modifications made to the Bank’s main pension plan of $151 million ($204 million pre-tax, approximately 3% of the pension liability), an increase to the collective allowance against performing loans of $44 million ($60 million pre-tax) to support the growing loan portfolio, and reorganization costs related to the consolidation of Canadian shared services operations of $45 million ($61 million pre-tax). These items were recorded in the Other segment.

Net interest income on a taxable equivalent basis (TEB) increased $784 million or 6% to $13,106 million, primarily from growth in core banking assets and the favourable impact of foreign currency translation. The core banking margin was stable.

Non-interest income (TEB) was $11,333 million, a decrease of $303 million from the prior year. Adjusting for the notable items in 2014 (refer T23), non-interest income grew 2%. The increase was primarily due to wealth management and banking revenues, and the positive impact of foreign currency translation, partly offset by lower underwriting and advisory fees, and net gains on investment securities.

The total provision for credit losses was $1,942 million in 2015, up $239 million from last year. Adjusting for the 2014 notable item, provisions were higher by $301 million. This was primarily from increased provisions in the Canadian and International retail portfolios, as well as higher Global Banking and Markets corporate loan provisions in Canada and Europe. These higher provisions were partially offset by lower commercial provisions in Canadian Banking. This year’s provision also included a $60 million increase in the collective allowance against performing loans.

Non-interest expenses were $13,041 million this year, an increase of $440 million or 3% over last year. Adjusting for the notable items from the prior year, expenses increased $643 million or 5%. The increase reflects higher technology, business development and reorganization costs and the negative impact of foreign currency translation. These were partly offset by lower pension benefit costs. Adjusting for the 2014 notable items, operating leverage was negative 0.7%, or negative 1.5% on a reported basis for the year.

The provision for income taxes was $1,853 million, a decrease of $149 million from last year. The Bank’s overall effective tax rate for the year was 20.4% compared to 21.5% in 2014. The decrease in the effective tax rate was due primarily to higher tax-exempt income and lower earnings in higher tax jurisdictions.

The all-in Basel III Common Equity Tier 1 ratio was 10.3% as at October 31, 2015, compared to 10.8% last year, and remained well above the regulatory minimum.

C1	Earnings per share (diluted)(1)

(1)	Amounts prior to 2011 calculated under CGAAP

C2	Closing common share price

as at October 31

C3	Return on equity(1)

(1)	Amounts prior to 2011 calculated under CGAAP

C4	Return to common shareholders

Share price appreciation plus dividends reinvested, 2005=100

15   ■   2 0 1 5    S C O T I A B A N K   A N N U A L   R E P O R T

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Outlook

The global economy continues to post moderate growth. A pick-up in the U.S. and other developed economies, are supporting growth in other advanced nations. However, there continues to be uneven global economic growth. While economies like China and India are posting relatively solid growth, although China has slowed in part from the implementation of structural and institutional reforms, a number of countries such as Russia and Brazil are in recession.

The U.S. economy is getting a renewed lift from stronger consumer spending and housing activity, although the pace of overall U.S. output growth is being tempered by cautious business investment and the drag on net trade imposed by reduced exports and a stronger dollar. Canadian real GDP is showing signs of regaining traction as improving U.S. demand along with the more competitive currency boost the country’s non-resource exports, while household spending and housing activity remain fairly resilient.

In many countries, oversupply conditions are continuing to negatively impact industrial production and business investment, a dynamic that is weighing on international trade. With commodity markets bearing a large part of the adjustment, growth in the Pacific Alliance countries of Mexico, Peru, Chile and Colombia is expected to be in the range of 2-3%. Growth in the region will come in large part from infrastructure investments, and in the case of Mexico, increasing exports to the U.S. and other markets as well as relatively solid consumer spending.

We expect stronger momentum in global growth over the course of 2016. Support will be provided by a number of factors including continued low borrowing costs, low energy and other commodity prices, the continued strengthening of the U.S. economy, the realigning of many currencies relative to the U.S. dollar, and additional policy stimulus in a number of countries.

Shareholder Returns

In fiscal 2015 the total shareholder return on the Bank’s shares was negative 7.0%, while the total return of the S&P/TSX Composite Index was negative 4.6%.

The total compound annual shareholder return on the Bank’s shares over the past five years was 6.5%, and 7.8% over the past 10 years. This exceeded the total return of the S&P/TSX Composite Index, which was 4.3% over the past five years and 5.6% over the last ten years, as shown in Chart 4.

Quarterly dividends were raised twice during the year – a 2 cents increase effective the second quarter and a further 2 cents increase in the fourth quarter. As a result, dividends per share totaled $2.72 for the year, up 6% from 2014. With a payout ratio of 47.7% for the year, the Bank was within its target payout range of 40-50%.

The Bank’s Return on Equity was 14.6% for fiscal 2015 compared to 16.1% in 2014.

T3 Shareholder returns

For the years ended October 31	2015	2014	2013	2012	2011
Closing market price per common share ($)	61.49	69.02	63.39	54.25	52.53
Dividends paid ($ per share)	2.72	2.56	2.39	2.19	2.05
Dividend yield (%)(1)	4.4	3.8	4.1	4.2	3.7
Increase (decrease) in share price (%)	(10.9)	8.9	16.8	3.3	(3.9)
Total annual shareholder return (%)(2)	(7.0)	13.2	21.7	7.6	(0.4)

(1)	Dividend yield is calculated as the dividend paid divided by the average of the high and low common share price for the year.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

Impact of Foreign Currency Translation

The impact of foreign currency translation on net income is shown in Table 4.

T4 Impact of foreign currency translation

Average exchange rate	2015	2014	2013
U.S. dollar/Canadian dollar	1.24	1.09	1.02
% change	13.9%	6.9%	2.5%

Impact on income(1) ($ millions except EPS)	2015 vs. 2014	2014 vs. 2013	2013 vs. 2012
Net interest income	$232	$191	$71
Non-interest income(2)	243	195	13
Non-interest expenses	(151)	(134)	(65)
Other items (net of tax)	(62)	(70)	(10)
Net income	$262	$182	$9
Earnings per share (diluted)	$0.21	$0.15	$0.01
Impact by business line ($ millions)
Canadian Banking	$20	$8	$1
International Banking(2)	84	80	18
Global Banking and Markets	110	85	12
Other(2)	48	9	(22)
	$262	$182	$9
(1)	Includes impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Impact of Acquisitions

There was no significant impact to the Bank’s reported net income in 2015 or 2014 from acquisitions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

GROUP FINANCIAL PERFORMANCE

Net Income

Net income was $7,213 million, down 1% compared to $7,298 million last year. Adjusting for the 2014 notable items of $290 million (refer T23), net income increased $205 million or 3%.

Net Interest Income

Net interest income (TEB) was $13,106 million, an increase of $784 million or 6% from the prior year. This increase was driven by a 6% increase in core earning assets and the favourable impact of foreign currency translation of $232 million.

Canadian Banking’s net interest income was up $419 million or 7% driven by an increase in both average earning assets and margins. Net interest income increased $551 million or 11% in International Banking primarily due to strong asset growth in Latin America and the impact of acquisitions, slightly offset by margin compression. Partially offsetting these increases was lower asset/liability management income reflected in the Other segment.

Core banking assets increased $33 billion to $548 billion. Approximately half of this increase was from the positive impact of foreign currency translation. Asset growth in Canadian Banking was driven by strong growth in automotive loans, credit cards, and commercial loans. International Banking asset growth was across both retail and commercial loans.

The core banking margin of 2.39% was in line with the previous year. The margin increase in Canadian Banking was offset by the impact of higher volumes of lower yielding deposits with financial institutions and lower asset/liability management income reflected in the Other segment.

Outlook

The Bank’s net interest income is expected to increase in 2016 mainly from growth in core banking assets. The core banking margin is expected to remain in line with 2015 as the full year impact of acquisitions made in 2015 and those expected to close in 2016, are partly offset by continued deposit margin compression in an expected low rate environment.

C5	Net interest income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

C6	Non-interest income by business line(1)

$ millions

(1)	Excludes Other segment

T5 Net interest income and core banking margin(1)

	2015			2014			2013
($ billions, except percentage amounts)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Total average assets and net interest income	$860.6	$13.1		$795.6	$12.3		$748.9	$11.3
Less: total assets in Capital Markets(2)	258.1	–		232.5	–		212.0	–
Banking margin on average total assets	$602.5	$13.1	2.18%	$563.1	$12.3	2.19%	$536.9	$11.3	2.11%
Less: non-earning assets and customers’ liability under acceptances	54.4			48.0			47.4
Core banking assets and margin	$548.1	$13.1	2.39%	$515.1	$12.3	2.39%	$489.5	$11.3	2.31%
(1)	Taxable equivalent basis. Refer to non-GAAP measures on page 13.
(2)	Net interest income from Capital Markets trading assets is recorded in trading revenues in non-interest income.

17   ■   2 0 1 5    S C O T I A B A N K   A N N U A L   R E P O R T

MANAGEMENT’S DISCUSSION AND ANALYSIS

T6 Average balance sheet(1) and net interest income

	2015			2014			2013

For the fiscal years ($ billions)(2)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Deposits with financial institutions	$71.1	$0.3	0.41%	$60.1	$0.3	0.44%	$55.6	$0.3	0.50%
Trading assets	111.2	0.2	0.17%	113.3	0.1	0.12%	105.1	0.1	0.12%
Securities purchased under resale agreements and securities borrowed	99.9	0.2	0.16%	91.1	0.2	0.20%	80.0	0.2	0.24%
Investment securities	43.7	0.7	1.69%	41.2	0.8	1.91%	40.3	0.8	2.20%
Loans:
Residential mortgages	214.4	7.5	3.51%	210.9	7.6	3.60%	206.6	7.4	3.59%
Personal and credit cards	87.5	6.6	7.52%	79.6	6.1	7.61%	72.1	5.6	7.70%
Business and government	142.2	4.6	3.25%	128.5	4.3	3.39%	116.9	4.4	3.76%
Allowance for credit losses	(4.0)			(3.6)			(3.3)
Total loans	$440.1	$18.7	4.26%	$415.4	$18.0	4.34%	$392.3	$17.4	4.42%
Total earning assets	$766.0	$20.1	2.63%	$721.1	$19.4	2.69%	$673.3	$18.8	2.80%
Customers’ liability under acceptances	11.4			10.4			10.2
Other assets	83.2			64.1			65.4
Total assets	$860.6	$20.1	2.34%	$795.6	$19.4	2.43%	$748.9	$18.8	2.52%
Liabilities and equity
Deposits:
Personal	$181.4	$2.3	1.27%	$172.6	$2.4	1.42%	$167.2	$2.6	1.57%
Business and government	368.1	3.4	0.91%	339.7	3.5	1.02%	314.0	3.5	1.12%
Financial institutions	37.3	0.3	0.85%	38.4	0.3	0.77%	35.7	0.3	0.69%
Total deposits	$586.8	$6.0	1.02%	$550.7	$6.2	1.13%	$516.9	$6.4	1.24%
Obligations related to securities sold under repurchase agreements and securities lent	90.7	0.2	0.26%	87.3	0.3	0.32%	77.7	0.3	0.37%
Subordinated debentures	5.6	0.2	3.33%	5.3	0.2	3.84%	7.8	0.3	4.37%
Other interest-bearing liabilities	50.1	0.6	1.20%	50.2	0.4	0.72%	44.5	0.5	1.02%
Total interest-bearing liabilities	$733.2	$7.0	0.96%	$693.5	$7.1	1.02%	$646.9	$7.5	1.16%
Other liabilities including acceptances	75.9			54.4			59.4
Equity(3)	51.5			47.7			42.6
Total liabilities and equity	$860.6	$7.0	0.81%	$795.6	$7.1	0.89%	$748.9	$7.5	1.00%
Net interest income		$13.1			$12.3			$11.3
(1)	Average of daily balances.
(2)	On a taxable equivalent basis. Refer to non-GAAP measures on page 13.
(3)	Includes non-controlling interests of $1.3 billion in 2015, $1.2 billion in 2014 and $1.1 billion in 2013.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T7 Non-interest income

For the fiscal years ($ millions)	2015	2014	2013	2015 versus 2014
Banking
Card revenues	$1,089	$933	$816	17%
Deposit and payment services
Deposit services	928	901	865	3
Other payment services	307	282	257	9
	$1,235	$1,183	$1,122	4%
Credit fees
Commitment and other credit fees	787	778	717	1
Acceptance fees	266	236	226	13
	$1,053	$1,014	$943	4%
Other	406	379	416	7%
Banking fee related expenses	423	339	297	25%
Total banking revenues	$3,360	$3,170	$3,000	6%
Wealth management
Mutual funds	$1,619	$1,468	$1,280	10%
Brokerage fees	1,006	942	847	7
Investment management and trust
Investment management and custody	440	419	365	5
Personal and corporate trust	204	194	173	5
	644	613	538	5
Total wealth management revenues	$3,269	$3,023	$2,665	8%
Underwriting and other advisory	$525	$712	$503	(26)%
Non-trading foreign exchange	492	420	404	17
Trading revenues(1)	1,185	1,114	1,300	6
Net gain on sale of investment securities	639	741	375	(14)
Net income from investments in associated corporations	405	428	681	(5)
Insurance underwriting income, net of claims	556	474	448	17
Other	526	1,217	573	(57)
Total non-interest income	$10,957	$11,299	$9,949	(3)%
Taxable equivalent basis	$376	$337	$297	12%
Total non-interest income (TEB)(2)	$11,333	$11,636	$10,246	(3)%
(1)	On a taxable equivalent basis, trading revenues were $1,561 (2014 – $1,451; 2013 – $1,597).
(2)	Refer to non-GAAP measures on page 13.

C7	Sources of non-interest income

Non-Interest Income

Non-interest income (TEB) was $11,333 million, down $303 million or 3% from $11,636 million last year. Adjusting for the notable items in 2014 of $566 million (refer T23), non-interest income increased $263 million or 2%. Growth in banking and wealth management revenues and the positive impact of foreign currency translation were mostly offset by lower underwriting and advisory fees and net gains on investment securities.

Banking revenues, excluding related expenses, grew $274 million or 8% to $3,783 million mainly from strong growth in card revenues reflecting higher transaction fees and the impact of the Cencosud acquisition. Both Canadian Banking and International Banking contributed to the increase in deposit and payment services revenue, while the increase in cash management fees was primarily in International Banking. Credit fees were up $39 million or 4% with growth in both Canadian Banking and International Banking. Banking fee related expenses rose $84 million or 25%, due primarily to increases in card expenses in Canadian Banking and International Banking, reflecting higher transaction volumes, acquisitions, and the impact of foreign currency translation.

Wealth management revenues were up $246 million or 8% from prior year. Mutual fund fees increased $151 million or 10% reflecting higher average assets under management due to strong net sales, the full year impact of implementation of fixed administration fees, and favourable market conditions. Brokerage fees were up $64 million, primarily from fee-based assets in the retail brokerage business.

Underwriting and other advisory fees were down $187 million or 26% year over year, reflecting a decline in new issues and investment advisory fees in Global Banking and Markets from a strong performance in the prior year.

Non-trading foreign exchange fees were $492 million, up $72 million mainly from higher revenues in Latin America and the Caribbean.

Trading revenues of $1,185 million increased $71 million mainly related to equities.

Net income from investments in associated corporations was $405 million, down from $428 million last year. Higher contributions from Thanachart Bank, Bank of Xi’an and the full year impact of the Bank’s investment in Canadian Tire Financial Services business was more than offset by the impact of the CI disposition and lower contributions from Banco del Caribe.

Insurance underwriting income was higher by $82 million, primarily from strong premium growth and lower claims, across both Latin America and the Caribbean.

Other income was lower by $691 million, primarily due to the impact of 2014 notable items of $596 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook

Non-interest income is expected to experience good growth in 2016 in card revenues, mutual fund management fees and brokerage revenues. Card revenues will benefit from recent acquisitions in International Banking and Canadian Banking. Gains on investment securities are expected to be lower.

T8 Trading revenues

For the fiscal years ($ millions)(1)	2015	2014	2013
By trading products:
Interest rate and credit	$400	$415	$596
Equities	177	92	120
Commodities	345	359	338
Foreign exchange	201	208	198
Other	62	40	48
Sub-total	1,185	1,114	1,300
Taxable equivalent adjustment	376	337	297
Total trading revenues (TEB)(1)	$1,561	$1,451	$1,597
% of total revenues	6.4%	6.1%	7.4%
(1)	On a taxable equivalent basis. Refer to non-GAAP measures on page 13.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T9 Non-interest expenses and productivity

For the fiscal years ($ millions)	2015	2014(1)	2013(1)	2015 versus 2014
Salaries and employee benefits
Salaries	$4,019	$3,680	$3,552	9%
Performance-based compensation	1,438	1,473	1,390	(2)
Share-based payments(2)	220	270	222	(19)
Other employee benefits	1,004	1,124	1,075	(11)
	$6,681	$6,547	$6,239	2%
Premises and technology
Premises
Net rent	433	392	378	10
Property taxes	89	82	83	9
Other premises costs	421	415	400	1
	$943	$889	$861	6%

Technology	$1,143	$1,047	$954	9%
	$2,086	$1,936	$1,815	8%

Depreciation and amortization
Depreciation	303	297	297	2
Amortization of intangible assets	281	229	219	23
	$584	$526	$516	11%

Communications	$434	$417	$409	4%

Advertising and business development	$592	$571	$505	4%

Professional	$548	$471	$432	16%

Business and capital taxes
Business taxes	319	276	234	16
Capital taxes	42	38	40	11
	$361	$314	$274	15%

Other	$1,755	$1,819	$1,474	(4)%

Total non-interest expenses	$13,041	$12,601	$11,664	3%
Productivity ratio (TEB)(3)	53.4%	52.6%	54.0%

(1)	Certain prior period amounts are retrospectively adjusted to reflect current period presentation.
(2)	Excludes Employee Share Ownership Plans.
(3)	Taxable equivalent basis. Refer to Non-GAAP measures on page 13.

C8	Non-interest expenses

$ millions

C9	Direct and indirect taxes

$ millions

Non-interest expenses

Total non-interest expenses in 2015 were $13,041 million, an increase of $440 million or 3% from last year. Adjusting for the 2014 notable items (refer T23), the increase was $643 million or 5%.

Salaries and employee benefits were $134 million or 2% higher. Salaries increased $339 million, primarily due to annual pay increases, inflationary adjustments in International Banking, reorganization of Canadian shared services and the negative impact of foreign currency translation. This was partly offset by decreases in share-based payments of $50 million primarily due to lower grants and lower performance-based bonuses of $35 million. As well, employee benefit costs were $120 million lower primarily due to the reduction in pension benefit accrual related to modifications made to the Bank’s pension plan. Savings relating to the 2014 restructuring charges were in line with management’s expectations.

Premises costs rose by $54 million or 6% primarily relating to the reorganization of Canadian shared services, the negative impact of foreign currency translation and the impact of acquisitions. Higher rent and other property-related expenses also contributed to the increase.

Technology costs were up $96 million or 9% mainly relating to higher software licensing and maintenance costs, increased technology project spend in line with the Bank’s strategic initiatives, and the negative impact of foreign currency translation.

Professional expenses rose $77 million or 16% primarily relating to higher technology investments and regulatory initiatives, higher legal fees, and the negative impact of foreign currency translation.

Business and capital taxes were up $47 million or 15% mainly due to higher deposit insurance in some International markets and Canada, reflecting growth in deposit volumes and higher insurance rates.

The productivity ratio in 2015 was 53.4% compared to 53.0% adjusted for 2014 notable items, or 52.6% on a reported basis in the previous year.

Operating leverage was a negative 0.7% adjusted for the 2014 notable items, or a negative 1.5% on a reported basis.

Outlook

Non-interest expenses are expected to rise in the coming year reflecting business volume growth and ongoing technology investments, partly offset by savings from structural cost reduction initiatives.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

The provision for income taxes was $1,853 million, a decrease of $149 million from last year. The Bank’s effective tax rate for the year was 20.4% compared to 21.5% for 2014. The decrease in the effective tax rate was due primarily to lower taxes in foreign jurisdictions and higher tax-exempt income this year, partially offset by a lower tax rate on the disposition gain in the prior year.

Outlook

The Bank’s effective tax rate is expected to be in the range of 22% to 25% in 2016.

Credit Quality

Provision for credit losses

The total provision for credit losses was $1,942 million in 2015, up $239 million from last year. The provision for credit losses ratio was 43 basis points compared to 40 basis points in the prior year. Adjusting for the 2014 notable item (refer T23), provisions were higher by $301 million. This was primarily from increased provisions in the Canadian and International retail portfolios, as well as increased Global Banking and Markets corporate loan provisions in Canada and Europe. These higher provisions were partially offset by lower commercial provisions in Canadian Banking. As well, this year’s provision included a $60 million increase in the collective allowance against performing loans.

The provision for credit losses in Canadian Banking was $687 million, an increase of $24 million. Adjusting for the 2014 notable item of $62 million, the provision for credit losses was up $86 million due to growth in retail portfolios, primarily in credit cards and auto loans, offset by lower commercial provisions. The provision for credit losses ratio was 23 basis points in Canadian Banking, unchanged from last year, or up 2 basis points, adjusting for the 2014 notable item.

The provision for credit losses in International Banking increased $104 million to $1,128 million. In the retail portfolio, acquisitions and related benefits accounted for almost two thirds of the increase in provisions. Adjusting for these benefits, growth in provisions was slightly below overall retail asset growth. Retail provision increases in Mexico, Colombia and the Caribbean were partly offset by lower provisions in Peru. In the commercial portfolio, provisions were primarily lower in the Caribbean, mostly as the fourth quarter last year included $83 million in provisions mainly relating to a small number of accounts in the hospitality portfolio, partly offset by higher provisions in Peru. Overall, the provision for credit losses ratio was down 3 basis points to 1.24% relative to last year, or 22 basis points excluding the impact of acquisitions.

The provision for credit losses in Global Banking and Markets was $67 million in 2015, an increase of $51 million from last year primarily due to higher provisions in Canada and Europe. The provision for credit losses ratio was up 7 basis points to 10 basis points.

Outlook

The quality of the Bank’s credit portfolio is expected to remain strong given its broad global diversification and low exposure to areas and regions of concern.

Domestically, retail provisions for credit losses are expected to increase from asset growth and changes in the business mix particularly with respect to credit cards and auto loans. This growth is well within the Bank’s risk appetite and aligned with its strategy. Internationally, provisions for credit losses are expected to increase in line with organic asset growth and through acquisitions. After several years of historically low credit losses in the Corporate and Commercial portfolios, we expect credit losses to increase modestly in 2016.

T10 Provisions against impaired loans by business line

For the fiscal years ($ millions)	2015	2014(1)	2013(1)	2012(1)	2011(1)
Canadian Banking
Retail	$642	$607	$423	$419	$466
Commercial	45	56	57	91	128
	$687	$663	$480	$510	$594
International Banking
Caribbean and Central America	$184	$248	$171	$191	$209
Latin America
Mexico	260	240	130	91	141
Peru	265	267	244	180	80
Chile	108	74	100	82	55
Colombia	247	146	101	22	–
Other Latin America	64	49	28	38	20
Total Latin America	944	776	603	413	296
	$1,128	$1,024	$774	$604	$505
Global Banking and Markets
Canada	$42	$3	$(7)	$7	$27
U.S.	4	2	38	20	(12)
Asia and Europe	21	11	3	11	22
	$67	$16	$34	$38	$37
Total	$1,882	$1,703	$1,288	$1,152	$1,136
(1)	Prior periods amounts have been restated to conform with current period presentation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T11 Provision for credit losses as a percentage of average net loans and acceptances

For the fiscal years (%)	2015	2014(1)	2013	2012	2011
Canadian Banking
Retail	0.25%	0.24%	0.18%	0.21%	0.25%
Commercial	0.12	0.17	0.18	0.31	0.50
	0.23	0.23	0.18	0.23	0.28
International Banking
Retail	2.33	2.13	2.06	1.93	1.88
Commercial	0.26	0.51	0.15	0.09	0.09
	1.24	1.27	0.86	0.75	0.75
Global Banking and Markets	0.10	0.03	0.07	0.09	0.11
Provisions against impaired loans	0.42	0.40	0.32	0.33	0.36
Provisions against performing loans	0.01	0.00	0.00	0.03	(0.02)
Total	0.43%	0.40%	0.32%	0.36%	0.34%
(1)	Prior period amounts have been restated to conform with current period presentation.

T12 Net charge-offs(1) as a percentage of average loans and acceptances

For the fiscal years (%)	2015	2014(2)	2013	2012	2011
Canadian Banking
Retail	0.26%	0.21%	0.18%	0.22%	0.24%
Commercial	0.20	0.24	0.26	0.31	0.23
	0.25	0.21	0.19	0.23	0.24
International Banking
Retail	1.99	1.66	1.51	1.28	1.61
Commercial	0.30	0.14	(0.06)	0.05	0.07
	1.10	0.70	0.52	0.49	0.64
Global Banking and Markets	0.01	0.11	0.13	0.01	0.11
Total	0.39%	0.33%	0.25%	0.27%	0.31%

(1)	Write-offs net of recoveries.
(2)	Prior period amounts have been restated to conform with current period presentation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T13 Impaired loans by business line(1)

	Gross impaired loans		Allowance for credit losses		Net impaired loans

As at October 31 ($ millions)	2015	2014(2)	2015	2014(2)	2015	2014(2)
Canadian Banking
Retail	$843	$887	$(543)	$(550)	$300	$337
Commercial	208	207	(157)	(185)	51	22
	$1,051	$1,094	$(700)	$(735)	$351	$359
International Banking
Caribbean and Central America	$1,588	$1,474	$(647)	$(520)	941	$954
Latin America
Mexico	271	314	(186)	(192)	85	122
Peru	603	423	(422)	(304)	181	119
Chile	405	381	(175)	(132)	230	249
Colombia	356	332	(235)	(203)	121	129
Other Latin America	117	102	(117)	(84)	–	18
Total Latin America	1,752	1,552	(1,135)	(915)	617	637
	$3,340	$3,026	$(1,782)	$(1,435)	$1,558	$1,591
Global Banking and Markets
Canada	$138	$22	$(39)	$(3)	99	$19
U.S.	11	11	(6)	–	5	11
Asia and Europe	118	47	(46)	(25)	72	22
	$267	$80	$(91)	$(28)	$176	$52
Totals	$4,658	$4,200	$(2,573)	$(2,198)	$2,085	$2,002

Allowance for credit losses against performing loans			(1,404)	(1,272)

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2015(1)	2014(1)
Net impaired loans as a % of loans and acceptances	0.44%	0.46%
Allowance against impaired loans as a % of gross impaired loans	55%	52%

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Prior period amounts have been restated to conform with current period presentation.

Allowance for credit losses

The total allowance for credit losses was up $507 million to $3,977 million as at October 31, 2015 (excluding $220 million related to loans acquired under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico), from $3,470 million (excluding $171 million related to R-G Premier Bank) last year.

Allowances in Canadian Banking decreased by $35 million, in line with the reduction in gross impaired loans.

In International Banking, allowances increased by $347 million to $1,782 million mainly in Peru, the Caribbean and Central America.

Global Banking and Markets’ allowances increased to $91 million from $28 million, in line with the increase in gross impaired loans.

The collective allowance against performing loans increased by $132 million to $1,404 million due to $72 million re-allocation from the reserves against unfunded commitments and other off-balance sheet items, and a $60 million increase in the collective allowance against performing loans.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Impaired loans

Gross impaired loans increased to $4,658 million as at October 31, 2015 (excluding $157 million related to loans purchased under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico), from $4,200 million (excluding $154 million related to R-G Premier Bank of Puerto Rico) last year.

Impaired loans in Canadian Banking decreased by $43 million, primarily in the retail portfolio.

In International Banking, impaired loans increased by $314 million largely due to increases in Latin America and the Caribbean and Central America regions.

Impaired loans in Global Banking and Markets increased by $187 million, primarily in Canada and Europe.

Net impaired loans, after deducting the allowance for credit losses, were $2,085 million as at October 31, 2015, an increase of $83 million from a year ago. Net impaired loans as a percentage of loans and acceptances were 0.44% as at October 31, 2015, in line with 0.46% a year ago.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowance for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

The credit mark captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. Changes to the expected cash flows of these loans are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

In 2012, a credit mark of $549 million for combined expected and incurred losses was recognized during the acquisition of Banco Colpatria in Colombia. As at October 31, 2015, the remaining balance of the credit mark was $14 million (October 31, 2014 – $41 million). During the year, $27 million of the credit mark was utilized. The utilization of the credit mark in the past three years was as follows: $163 million in 2014; $204 million in 2013; and $141 million in 2012. The remaining credit mark on all acquired loans was $148 million as at October 31, 2015, compared to $61 million last year.

Portfolio review

Canadian Banking

Gross impaired loans in the retail portfolio decreased by $44 million or 5%. Provision for credit losses in the retail portfolio were $642 million, up $35 million or 6% from last year with increases in credit cards and auto loans driven by growth in these relatively higher spread loans.

In the commercial loan portfolio, gross impaired loans increased by $1 million to $208 million. The provision for credit losses was $45 million, down $11 million or 20% from last year.

International Banking

In retail, gross impaired loans increased by $307 million to $2,157 million during the year, with an increase attributable mainly to the Caribbean & Central America, Peru and Colombia. The provision for credit losses in the retail portfolio increased to $1,002 million from $807 million last year, with acquisitions accounting for almost two thirds of the increase in provisions, with the remaining provisions increasing in line with overall retail asset growth. Adjusting for the impact of acquisitions, retail provision increases in Mexico, Colombia and Caribbean were offset by lower provisions in Peru.

In commercial banking, gross impaired loans were $1,183 million, a small increase of $7 million over the prior year. The provision for credit losses in the commercial portfolio was $126 million in 2015, versus $217 million in 2014. The decrease was attributable to lower provisions in the Caribbean, mostly due to the $83 million provision last year in the hospitality portfolio, partly offset by higher provisions in Peru.

Global Banking and Markets

Gross impaired loans in Global Banking and Markets increased by $187 million in 2015 to $267 million primarily in Canada and Europe. The provision for credit losses was $67 million in 2015, versus $16 million in 2014. The provisions this year were primarily in Canada and Europe.

Risk diversification

The Bank’s exposures to various countries and types of borrowers are well diversified (see T62 on page 108 and T66 on page 110). Chart 10 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 31.8% of the total. The Caribbean and Central America was 6.7% of the total exposure and the U.S. was 6.4%.

Chart 11 shows loans and acceptances by type of borrower (see T66 on page 110). Excluding loans to households, the largest industry exposures were wholesale and retail (4.6%), financial services (4.4% including banks and non-banks), real estate and construction (4.1%), and oil and gas (3.5%).

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry, and country, with loan sales and credit derivatives used sparingly. In 2015, loan sales totaled $143 million, compared to $153 million in 2014. The largest volume of loan sales in 2015 related to loans in the transportation and financial services industries. As at October 31, 2015, credit derivatives used to mitigate exposures in the portfolios totaled $39 million (notional amount), compared to $34 million as at October 31, 2014.

The Bank actively monitors industry and country concentrations. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted. Oil and gas and shipping portfolios are being closely managed.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview of loan portfolio – Top and emerging risks

While the Bank has a well-diversified portfolio by product, business and geography, details of certain portfolios of current focus are highlighted below.

Oil and gas

The Bank’s outstanding loan exposure to oil and gas was $16.5 billion as at October 31, 2015 (October 31, 2014 – $12.8 billion), reflecting approximately 3.5% (October 31, 2014 – 2.9%) of the Bank’s total loan portfolio. Approximately 58% of the loan exposures are investment grade. Adjusting for the impact of foreign currency translation, outstanding loan exposure increased by $2.4 billion relative to last year, reflective of a 17% increase. In addition, the Bank has related undrawn oil and gas loan commitments amounting to $14.3 billion as at October 31, 2015 (October 31, 2014 – $10.8 billion). The year-over-year increase in related undrawn loan commitments was 20%, excluding the effect of foreign currency translation, and approximately three quarters of the increase was investment grade.

The Bank continues to evaluate the potential impact of oil price scenarios on exposures through various stress tests. Results continue to be within our risk tolerance.

Puerto Rico

The Bank’s outstanding loan exposure in Puerto Rico was $5.3 billion as at October 31, 2015, approximately 1% of the Bank’s total loan book. This includes $3.4 billion in retail loans and $1.9 billion in business and government loans, including loans to government and related entities of $0.4 billion.

Approximately 60% of the retail loans are subject to a FDIC loss-sharing arrangement.

The Bank believes its outstanding loan exposure in Puerto Rico is manageable.

Residential mortgages

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at October 31, 2015, these loans accounted for $309 billion or 65% of the Bank’s total loans and acceptances outstanding (October 31, 2014 - $297 billion or 68%). Of these, $236 billion or 76% are real estate secured loans (October 31, 2014 - $232 billion or 78%).

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Insured and uninsured residential mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic area.

T14 Insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas

	2015
	Residential mortgages						Home equity lines of credit
As at October 31	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,758	3.6	$5,380	2.8	$12,138	6.4	$2	–	$1,277	6.9	$1,279	6.9
Quebec	6,977	3.6	8,317	4.4	15,294	8.0	–	–	1,032	5.5	1,032	5.5
Ontario	42,645	22.4	50,372	26.5	93,017	48.9	2	–	9,351	50.2	9,353	50.2
Manitoba & Saskatchewan	4,865	2.6	3,978	2.1	8,843	4.7	2	–	854	4.6	856	4.6
Alberta	17,898	9.4	12,098	6.4	29,996	15.8	3	0.1	3,020	16.1	3,023	16.2
British Columbia & Territories	13,659	7.2	17,176	9.0	30,835	16.2	–	–	3,093	16.6	3,093	16.6
Canada(3)	$92,802	48.8%	$97,321	51.2%	$190,123	100%	$9	0.1%	$18,627	99.9%	$18,636	100%
International	–	–	27,375	100	27,375	100	–	–	–	–	–	–
Total	$92,802	42.7%	$124,696	57.3%	$217,498	100%	$9	0.1%	$18,627	99.9%	$18,636	100%

	2014
Canada(3)	$97,943	51.9%	$90,899	48.1%	$188,842	100%	$12	0.1%	$18,946	99.9%	$18,958	100%
International	–	–	23,806	100	23,806	100	–	–	–	–	–	–
Total	$97,943	46.1%	$114,705	53.9%	$212,648	100%	$12	0.1%	$18,946	99.9%	$18,958	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $2,104 (October 31, 2014 – $1,518) of which $1,005 are insured (October 31, 2014 – $632).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by amortization periods, and by geographic areas.

T15 Distribution of residential mortgages by amortization periods, and by geographic areas

	2015
	Residential mortgages by amortization
As at October 31	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	35.6%	35.6%	25.7%	3.0%	0.1%	100%
International	66.4%	20.4%	11.4%	1.6%	0.2%	100%
	2014
Canada	34.6%	34.0%	25.1%	6.2%	0.1%	100%
International	66.6%	20.5%	11.5%	1.2%	0.2%	100%

C10	Well diversified in Canada and internationally…

loans and acceptances, October 2015

C11	… and in household and business lending

loans & acceptances, October 2015

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 51% uninsured (October 31, 2014 – 48%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 53% (October 31, 2014 – 54%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit during the year, which include mortgages for purchases, refinances with a request for additional funds and transfer from other financial institutions, by geographic areas.

T16 Loan to value ratios

	Uninsured LTV ratios(1)
	For the year ended October 31, 2015
	Residential mortgages LTV%	Home equity lines of credit(2) LTV%
Canada:
Atlantic provinces	67.7%	63.6%
Quebec	62.3	68.8
Ontario	62.0	65.4
Manitoba & Saskatchewan	66.8	66.7
Alberta	65.4	68.9
British Columbia & Territories	60.0	63.3
Canada	62.5%	65.7%
International	68.3%	N/A
	For the year ended October 31, 2014
Canada	62.0%	65.0%
International	69.9%	N/A

(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro-economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, the Bank had loans outstanding of $927 million as at October 31, 2015 (October 31, 2014 – $978 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

European exposure

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk by using risk limits calibrated to the credit worthiness of the sovereign exposure. The current European exposure is provided in Table 17 below.

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (80% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures. Below are the funded exposures related to all European countries:

T17 European exposure

As at October 31	2015						2014
	Loans and Loan Equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions (4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European Exposure	Total European Exposure
Gross exposures	$11,954	$2,593	$12,409	$9,378	$2,897	$39,231	$31,073
Less: Undrawn commitments	–	–	12,409	–	–	12,409	11,187
Net funded exposure	$11,954	$2,593	$–	$9,378	$2,897	$26,822	$19,886

(1)	Individual allowances for credit loss are $14.9 million.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $2,670 million and collateral held against SFT was $7,734 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T18 Funded exposures

Below are the funded exposures related to all European countries:

As at October 31	2015				2014
($ millions)	Sovereign(1)	Bank	Corporate(2)	Total	Total
Greece	$–	$–	$339	$339	$384
Ireland	24	72	332	428	295
Italy	307	187	15	509	271
Portugal	–	–	(2)	(2)	6
Spain	109	110	286	505	330
Total GIIPS	$440	$369	$970	$1,779	$1,286

U.K.	$2,867	$2,684	$7,344	$12,895	$8,072
Germany	663	824	1,360	2,847	2,535
France	1,241	670	658	2,569	3,077
Netherlands	(40)	335	679	974	588
Switzerland	1	380	661	1,042	969
Other	1,042	218	3,456	4,716	3,359
Total Non-GIIPS	$5,774	$5,111	$14,158	$25,043	$18,600
Total Europe	$6,214	$5,480	$15,128	$26,822	$19,886
Total Europe as at October 31, 2014	$5,159	$4,208	$10,519	$19,886
(1)	Includes $667 (October 31, 2014 – $397) in exposures to supra-national agencies.
(2)	Corporate includes financial institutions that are not banks.

T19 Bank’s exposure distribution by country

The Bank’s Exposures are distributed as follows:

As at October 31	2015					2014
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total
Greece	$338	$–	$1	$–	$339	$384
Ireland	84	24	200	120	428	295
Italy	252	1	254	2	509	271
Portugal	–	–	(2)	–	(2)	6
Spain	385	2	108	10	505	330
Total GIIPS	$1,059	$27	$561	$132	$1,779	$1,286

U.K.	$6,649	$1,896	$2,766	$1,584	$12,895	$8,072
Germany	1,350	614	749	134	2,847	2,535
France	723	9	1,455	382	2,569	3,077
Netherlands	606	96	66	206	974	588
Switzerland	616	42	341	43	1,042	969
Other	3,544	25	731	416	4,716	3,359
Total Non-GIIPS	$13,488	$2,682	$6,108	$2,765	$25,043	$18,600
Total Europe	$14,547	$2,709	$6,669	$2,897	$26,822	$19,886
As at October 31, 2014	$9,884	$1,932	$6,170	$1,900	$19,886

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of October 31, 2015, the Bank’s funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.8 billion, up from $1.3 billion last year. Of the $1.8 billion, $1.1 billion related to loans, loan equivalents and deposits with financial institutions which increased $106 million over last year.

Specific to Sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $23 million and $1 million in trading book securities. The Bank was net long securities in sovereign exposures to Italy ($307 million) and Spain ($109 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $187 million, as at October 31, 2015 (October 31, 2014 – $268 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $339 million (October 31, 2014 – $384 million) related primarily to secured loans to shipping companies.

Securities exposures include European sovereigns and banks (excluding GIIPS) exposure of $5.3 billion as at October 31, 2015 (October 31, 2014 – $4.9 billion), predominantly related to issuers in the United Kingdom, France, Germany, and Luxembourg. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis. As at October 31, 2015, credit exposure to banks in the form of issued letters of credit amounted to $1.2 billion (October 31, 2014 – $0.9 billion).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Undrawn commitments of $12.4 billion (October 31, 2014 – $11.2 billion) are comprised of unfunded loan commitments and commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $8.6 billion as at October 31, 2015 (October 31, 2014 – $7.5 billion). As at October 31, 2015, commitments related to letters of credit with banks amounted to $3.3 billion (October 31, 2014 – $3.6 billion). Unfunded commitments are detailed further by country in Table 20.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

•	Securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and

•	Letters of credit or guarantees (included as loan equivalents in the above table).

Included in the indirect exposure was securities exposure of $364 million related to GIIPS, $159 million to the United Kingdom and $34 million to France. Indirect exposure by way of letters of credit totaled $2,593 million at October 31, 2015 (October 31, 2014 – $1,839 million), of which $62 million (October 31, 2014 – $43 million) was indirect exposure to GIIPS. Indirect exposure is managed through the Bank’s credit risk management framework, with a robust assessment of the counterparty.

In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $555 million (October 31, 2014 – $1,371 million).

The Bank may on occasion use credit default swaps (CDS) to partially offset its banking book exposure. As part of the trading portfolio, the Bank may purchase or sell CDS. Specific to GIIPS as at October 31, 2015, the Bank had no CDS protection on funded loan exposures. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

T20 Undrawn commitments and indirect exposure

As at October 31	Undrawn Commitments		Indirect Exposure (1)
($ millions)	2015	2014	2015	2014
Greece	$–	$–	$–	$–
Ireland	256	87	(1)	(1)
Italy	53	45	6	7
Portugal	–	–	–	–
Spain	180	57	420	490
Total GIIPS	$489	$189	$425	$496

U.K.	$5,526	$5,662	$1,365	$693
Germany	607	791	161	313
France	1,599	1,269	338	346
Netherlands	1,188	1,056	210	175
Switzerland	740	806	144	172
Other	2,260	1,414	554	365
Total Non-GIIPS	$11,920	$10,998	$2,772	$2,064
Total Europe	$12,409	$11,187	$3,197	$2,560

(1)	Amounts in brackets represent net short positions arising from trading transactions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Fourth Quarter Review

Q4 2015 vs. Q4 2014

Net income

Net income was $1,843 million compared to $1,438 million last year. Adjusting for the 2014 notable items (refer T23), net income grew by $140 million or 8%. Strong asset growth and the positive impact of foreign currency translation were partly offset by increased provision for credit losses and higher non-interest expenses. This quarter included a number of largely offsetting items, comprised of a reduction in pension benefit accrual related to modifications made to the Bank’s main pension plan of $151 million ($204 million pre-tax), an increase to the collective allowance for credit losses against performing loans due to the increase in the loan portfolio of $44 million ($60 million pre-tax), and reorganization costs related to Canadian shared services of $45 million ($61 million pre-tax).

Net interest income

Net interest income (TEB) was $3,373 million, an increase of $268 million or 9%. The increase was attributable to asset growth primarily in retail and commercial loans in International Banking, automotive and commercial loans in Canadian Banking, corporate loans in Global Banking and Markets, and the positive impact of foreign currency translation.

The core banking margin was 2.35%, down four basis points driven by lower asset/liability management income, the impact of higher volumes of lower yielding deposits with financial institutions and a lower margin in Global Banking and Markets. This was partially offset by higher margins in Canadian Banking and International Banking.

Non-interest income

Non-interest income (TEB) of $2,825 million was up $82 million or 3%. Adjusting for the 2014 notable items (refer T23), non-interest income was in line with last year. Higher banking fees, wealth management revenues, trading revenues, the positive impact of foreign currency translation, and the full quarter impact of the Bank’s investment in Canadian Tire Financial Services contributed to the increase. This was offset by lower underwriting and other advisory fees, and lower net gains on investment securities.

Provision for credit losses

The provision for credit losses was $551 million, down $23 million or 4%. Adjusting for the 2014 notable item (refer T23), provision for credit losses was up $39 million. This increase was primarily due to an addition of $60 million in the collective allowance against performing loans this year. In addition, a decrease in International Banking was partly offset by higher provisions in Global Banking and Markets.

Non-interest expenses and productivity

Non-interest expenses were $3,286 million, a decrease of $75 million or 2%. Adjusting for the 2014 notable items (refer T23), non-interest expenses increased $128 million due to higher advertising, business development and technology costs, the negative impact of foreign currency translation, the impact of the Cencosud acquisition, and reorganization of Canadian shared services. These were partly offset by lower salaries and employee benefit costs primarily due to the pension cost reduction.

The productivity ratio in the fourth quarter was 53.0%, a slight improvement versus the productivity ratio of 53.3% last year, adjusted for the 2014 notable items.

Taxes

The tax rate was 19.4% compared to 20.6%, due primarily to higher tax benefits in foreign jurisdictions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Q4 2015 vs. Q3 2015

Net income

Net income was $1,843 million, compared to $1,847 million. Higher net interest income and lower non-interest expenses were more than offset by lower non-interest income and higher provision for credit losses. This quarter included a number of largely offsetting items, comprised of a reduction in pension benefit accrual related to modifications made to the Bank’s main pension plan of $151 million ($204 million pre-tax), an increase to the collective allowance for credit losses against performing loans due to the increase in the loan portfolio of $44 million ($60 million pre-tax), and reorganization costs related to Canadian shared services of $45 million ($61 million pre-tax).

Net interest income

Net interest income (TEB) was $3,373 million, an increase of $16 million. The increase was attributable to asset growth primarily in retail and commercial loans in International Banking, automotive loans in Canadian Banking, corporate loans in Global Banking and Markets, and the positive impact of foreign currency translation.

The core-banking margin was 2.35%, down five basis points, driven by lower asset/liability management income, the impact of higher volumes of lower yielding deposits with financial institutions and a lower margin in International Banking. This was partially offset by higher margin in Canadian Banking.

Non-interest income

Non-interest income (TEB) was $2,825 million, down $50 million or 2%. Lower wealth management revenue, trading revenue and contribution from associated corporations were partly offset by higher net gains on investment securities and the positive impact of foreign currency translation.

Provision for credit losses

The provision for credit losses was $551 million for the fourth quarter compared with $480 million. The increase primarily related to a $60 million increase in the collective allowance against performing loans this quarter. Higher provisions in Global Banking and Markets and Canadian Banking were partly offset by lower provisions in International Banking.

Non-interest expenses and productivity

Non-interest expenses were down $48 million or 1%. Lower salaries and employee benefits of $180 million primarily due to the pension benefit accrual related to modifications made to the Bank’s pension plan were partly offset by costs related to the reorganization of Canadian shared services, higher technology investment and increased marketing costs.

The productivity ratio was 53.0% compared to 53.5% in the previous quarter.

Taxes

The effective tax rate was 19.4% compared to 20.1% due primarily to lower taxes in foreign jurisdictions and higher tax recoveries partly offset by lower tax-exempt dividend income.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Summary of Quarterly Results

T21 Quarterly financial highlights

For the three months ended

	October 31 2015	July 31 2015	April 30 2015	January 31 2015	October 31 2014	July 31 2014	April 30 2014	January 31 2014
Total revenue ($ millions)	$6,125	$6,124	$5,937	$5,863	$5,747	$6,487	$5,725	$5,645
Total revenue (TEB(1)) ($ millions)	6,198	6,232	6,054	5,955	5,848	6,576	5,809	5,725
Net income ($ millions)	$1,843	$1,847	$1,797	$1,726	$1,438	$2,351	$1,800	$1,709
Basic earnings per share ($)	1.46	1.46	1.43	1.36	1.10	1.86	1.40	1.33
Diluted earnings per share ($)	1.45	1.45	1.42	1.35	1.10	1.85	1.39	1.32
(1)	Refer to non-GAAP measures on page 13.

Net income

The Bank reported four quarters of consistent performance, with positive contributions from the Personal and Commercial businesses in Canadian and International Banking.

Net interest income

Net interest income rose throughout the year. Core banking assets increased steadily during 2015 from continuing strong loan growth in Latin America, in part from the benefit from the impact of foreign currency translation, and retail loan and commercial loan growth in Canadian Banking, as well as corporate loan growth in Global Banking and Markets. The average balance of low-spread deposits with banks have increased since the fourth quarter of last year.

The core banking margin for the year was unchanged at 2.39%. The margin increased during the first quarter, remained stable in the second and third quarters but declined five basis points in the fourth quarter primarily due to higher volumes of low yielding deposits with financial institutions.

Canadian Banking’s margin improved during the year from higher mortgage, credit card and credit line spreads and strong growth in higher spread products, including credit cards and consumer automotive. International Banking’s margin remained stable in the first two quarters, increased slightly in the third quarter from the impact of the Cencosud acquisition, but declined slightly in the fourth quarter due to lower spreads in Mexico and Peru. Spreads in Global Banking and Markets’ corporate lending portfolio declined slightly during each quarter from lower spreads in the U.S. and European corporate loan portfolios.

Non-interest income

Non-interest revenues grew during the first three quarters before declining in the fourth quarter. Banking revenues trended upward during the year with strong growth in card fees in Canada and Latin America. Both mutual fund fees and retail brokerage fees grew steadily throughout the year reflecting higher average assets under management and a continued shift in fee-based assets under administration but declined in the fourth quarter due mostly to weaker markets. Quarterly trading revenues reflected the different levels of market opportunities during the year. The level of net gains on investment securities reflected market opportunities.

Provision for credit losses

Provision for credit losses increased steadily during the year reflecting loan volume growth and the $60 million increase in the collective allowance against performing loans recognized in the fourth quarter. Loan loss ratios in Canadian Banking were steady during the year, but were up slightly from last year due mainly to an increased mix of consumer loan and credit card volumes. International Banking experienced fluctuations throughout the year, with the fourth quarter benefiting from improved credit quality and lower loan loss rates. The provision for credit losses in Global Banking and Markets continued to be at low levels throughout the year, with an increase in the fourth quarter due to higher provisions in Canada.

Non-interest expenses

Non-interest expenses increased during the year. Non-interest expenses rose in part due to acquisitions as well as continued investment in growth initiatives, and costs related to the reorganization of Canadian shared services, partly offset by the benefit from modifications made to the Bank’s main pension plan. The timing of share and performance-based compensation and advertising and business development costs contributed to the quarterly fluctuations.

Provision for income taxes

The effective tax rate ranged between 19.4% and 21.7% reflecting different levels of income earned in lower tax jurisdictions, as well as the fluctuation of tax exempt dividend and trading income. The tax rate declined in the third and fourth quarters due to higher tax benefits in certain International jurisdictions and tax recoveries from prior years.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Results Review: 2014 vs. 2013

In order to identify key business trends between 2014 and 2013, commentary and the related financial results are below.

Net income

Scotiabank had good performance in 2014 with respect to its medium-term financial objectives. Net income was $7,298 million, $688 million or 10% higher than last year’s results. Diluted earnings per share (EPS) were $5.66 as compared to $5.11 in 2013. Return on equity was at 16.1% compared to 16.6% last year.

The 2014 net income included a non-recurring after-tax benefit of $555 million on the sale of a majority of the Bank’s holding in CI Financial Corp. (“the disposition”), after-tax restructuring charges of $110 million (“restructuring charges”), and after-tax impact of other notable items of $155 million, or collectively 23 cents per share (refer T23). The 2013 net income benefited from a non-recurring after-tax benefit of $90 million or 7 cents per share in International Banking. Adjusting for these items, net income grew by $488 million or 7% and diluted earnings per share were $5.43 as compared to $5.04 in 2013, an increase of 8%. Underlying return on equity was 15.5% compared to 16.3% in 2013.

Total revenue

Total revenues on a taxable equivalent basis (TEB) rose 11% from the 2013 to $23,958 million. Adjusting for the notable items in 2014 of $566 million and in 2013 of $150 million (refer T23), revenues increased by 9%. The positive impact of foreign currency translation contributed approximately 2% of this growth.

Net interest income

Net interest income (TEB) increased $957 million or 8% to $12,322 million, primarily from growth in core banking assets and improved margin, including the favourable impact of foreign currency translation.

Non-interest income

Non-interest income (TEB) was $11,636 million, up $1,390 million or 14% year over year. Adjusting for the notable items in 2014 of $566 million and $150 million in the prior year (refer T23), the increase was 10%. Growth was primarily in wealth management fees, from higher mutual fund fees and brokerage commissions. Banking revenue growth was broad-based across all revenue categories.

Provision for credit losses

The total provision for credit losses was $1,703 million in 2014, up $415 million from last year. Adjusting for the notable item of $62 million (refer T23), the increase was $353 million. Additional loan loss provisions, primarily in the Caribbean hospitality portfolio and a change in loss parameters in the Canadian retail portfolio, accounted for $109 million of the increase. The remainder of the increase reflected higher provisions in International and Canadian Banking.

Non-interest expenses

Non-interest expenses rose 8% over last year to $12,601 million. Adjusting for the notable items in 2014 of $203 million and $74 million in the prior year, expenses increased $808 million or 7%. The negative impact of foreign currency translation contributed to 1% of this growth. The remaining increase reflects higher compensation costs and initiatives to support business growth. Operating leverage was positive 2.8%, or positive 2.0% after adjusting for the notable items.

Provision for income taxes

The Bank’s overall effective income tax rate was 21.5% compared to 20.8% for 2013. The increase in the effective tax rate was due primarily to higher taxes in foreign jurisdictions and a proportionately lower benefit from tax-exempt income, partially offset by lower taxes on the disposition gain in 2014.

T22 Financial Results Review

For the year ended October 31, 2014 ($ millions)(1)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$5,996	$5,155	$1,064	$90	$12,305
Non-interest income	5,263	2,945	3,167	(76)	11,299
Total revenue	$11,259	$8,100	$4,231	$14	$23,604
Provision for credit losses	663	1,024	16	–	1,703
Non-interest expenses	5,799	4,690	1,880	232	12,601
Provision for income taxes	1,113	544	665	(320)	2,002
Net income	$3,684	$1,842	$1,670	$102	$7,298
Net income attributable to non-controlling interests	1	226	–	–	227
Net income attributable to equity holders of the Bank	$3,683	$1,616	$1,670	$102	$7,071

(1)	Taxable equivalent basis. Refer to non-GAAP measures on page 13.
(2)	Includes all other smaller operating segments, including Group Treasury, and corporate adjustments, such as the elimination of the tax-exempt gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2014 ($354 million), and differences in the actual amount of costs incurred and charged to the operating segments.

34   ■   2 0 1 5    S C O T I A B A N K   A N N U A L   R E P O R T

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

For the year ended October 31, 2013 ($ millions)(1)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$5,691	$4,756	$1,090	$(187)	$11,350
Non-interest income	4,230	3,140	2,882	(303)	9,949
Total revenue	$9,921	$7,896	$3,972	$(490)	$21,299
Provision for credit losses	480	774	34	–	1,288
Non-interest expenses	5,362	4,448	1,731	123	11,664
Provision for income taxes	1,015	621	554	(453)	1,737
Net income	$3,064	$2,053	$1,653	$(160)	$6,610
Net income attributable to non-controlling interests	2	229	–	–	231
Net income attributable to equity holders of the Bank	$3,062	$1,824	$1,653	$(160)	$6,379

(1)	Taxable equivalent basis. Refer to non-GAAP measures on page 13.
(2)	Includes all other smaller operating segments, including Group Treasury, and corporate adjustments, such as the elimination of the tax-exempt gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2013 ($312 million), and differences in the actual amount of costs incurred and charged to the operating segments.

Notable Items

There were several notable items in 2014 totaling a net benefit of $290 million ($301 million pre-tax), or approximately 23 cents per share as outlined in the table below.

T23 Notable Items

		2014				2013

For the years ended October 31 ($ millions, except EPS)	Notes	Pre-tax	After-tax	EPS Impact		Pre-tax	After-tax	EPS Impact
Gain on sale
Sale of holdings in CI Financial Corp.	1	$643	$555		$0.45	$–	$–		$–
Sale of subsidiary by Thanachart Bank		–	–		–	150	150		0.12
Restructuring charges	2	(148)	(110)		(0.09)	(27)	(20)		(0.02)
Provision for credit losses
Unsecured bankrupt retail accounts in Canada	3	(62)	(46)		(0.04)	–	–		–
Valuation adjustments
Funding valuation adjustment	4	(30)	(22)		(0.02)	–	–		–
Revaluation of monetary assets in Venezuela	5	(47)	(47)		(0.04)	–	–		–
Acquisition-related receivables in Puerto Rico		–	–		–	(47)	(40)		(0.03)
Legal provisions	6	(55)	(40)		(0.03)	–	–		–
Total		$301	$290		$0.23	$76	$90		$0.07
By Business line
Canadian Banking		$506	$453	$		$–	$–	$
International Banking		(81)	(74)			76	90
Global Banking and Markets		(38)	(27)			–	–
Other		(86)	(62)			–	–
Total		$301	$290		$0.23	$76	$90		$0.07
By Consolidated Statement of Income line
Trading revenues		$(30)	$(22)	$		$–	$–	$
Other income		596	508			150	150
Non-interest income		566	486		–	150	150		–
Provision for credit losses		(62)	(46)			–	–
Non-interest expenses		(203)	(150)			(74)	(60)
Total		$301	$290		$0.23	$76	$90		$0.07

Notes

(1) Sale of majority of Bank’s holding in CI Financial Corp.

The Bank sold a majority of its holding in CI Financial Corp. resulting in an after-tax gain of $555 million ($643 million pre tax) or 45 cents per share. This included an after-tax unrealized gain of $152 million on the reclassification of the Bank’s remaining investment to available-for-sale securities.

(2) Restructuring charges

The Bank recorded restructuring charges of $148 million ($110 million after tax), the majority relating to employee severance charges. These charges will drive greater operational efficiencies. In Canada, the charges relate to recent initiatives to centralize and automate several mid-office branch functions, as well as reductions in required wealth management operational support. In International Banking, the charges are primarily for closing or downsizing approximately 120 branches, which will allow us to focus on high-growth markets, minimize branch overlap, and realize synergies resulting from recent acquisitions. The Bank also made a series of changes to simplify its leadership structure and operating model, recorded in the Other segment.

(3) Provision for credit losses

The Bank changed its write-off policy on unsecured bankrupt retail accounts in Canada in order to accelerate write-offs upon notification of a bankruptcy filing. As a result, a charge of $62 million ($46 million after tax) was recorded.

(4) Funding valuation adjustment

The Bank enhanced the fair value methodology and recognized a funding valuation adjustment (FVA) charge of $30 million ($22 million after tax), to reflect the implied funding cost on uncollateralized derivative instruments.

(5) Venezuela

Venezuela was designated as hyper-inflationary and measures of exchange controls have been imposed by the Venezuelan government. These restrictions have limited the Bank’s ability to repatriate cash and dividends out of Venezuela.

The Bank’s Venezuelan Bolivar (VEF) exposures include its investment in Banco del Caribe, and unremitted dividends and other cash amounts (“monetary assets”) in Venezuela. As at October 31, 2014, the Bank has remeasured its net investment and monetary assets at the SICAD II rate (1 USD to 50 VEF). As a result, the Bank has recorded a charge of $47 million in the Consolidated Statement of Income representing the revaluation impact on the monetary assets and a reduction in carrying value of the net investment of $129 million has been charged to Other Comprehensive Income.

(6) Legal provision

The Bank recorded a legal provision of approximately $55 million ($40 million after tax) related to certain ongoing legal claims.

35   ■   2 0 1 5    S C O T I A B A N K   A N N U A L   R E P O R T

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial performance of business lines

Canadian Banking

Canadian Banking’s net income attributable to equity holders was $3,683 million in 2014, $621 million or 20% higher than in 2013. Return on economic equity was 29.6% versus 24.1% in 2013. Retail, small business, wealth management, and commercial banking all generated solid performances.

Total revenues were $11,259 million, up $1,138 million or 13% from 2013.

Net interest income increased 5% to $5,996 million. The underlying growth in net interest income was driven by strong asset and deposit growth. The net interest margin increased six basis points to 2.14% due mainly to higher mortgage and other personal loan spreads, as well as growth in credit card products.

International Banking

Net income attributable to equity holders was $1,616 million in 2014, down $208 million from 2013 due to notable charges of $74 million in 2014 and a $90 million net benefit after-tax in 2013 (refer T23). Adjusting for these notable items, net income was down $44 million or 3%. Revenue from strong volume growth and the positive impact of foreign currency translation was offset by margin compression, lower securities gains, lower contributions from associated corporations, and higher provision for credit losses, which included a $57 million charge related primarily to the Caribbean hospitality portfolio in the fourth quarter. Adjusting for the notable items, higher earnings in Latin America were more than offset by lower results in the Caribbean, due to higher provision for credit losses, and in Asia.

Total revenues of $8,100 million increased 3%. Adjusting for notable items in 2014 and 2013 (refer T23), revenues increased $454 million or 6% including the positive impact of foreign currency translation.

Net interest income increased 8% driven by solid loan growth and the acquisition of Credito Familiar in Mexico. This was in part offset by a 2% decline in the net interest margin from 4.84% to 4.75% as a result of the lowering of interest rates in key markets and changes in asset mix. Net fee and commission revenues increased 8% to $2,127 million largely driven by higher banking fees, wealth and insurance revenues across Latin America. Net income from associated corporations decreased by $257 million, or $54 million adjusting for the notable gain (on a tax-normalized basis) last year, with lower contributions from Thanachart Bank and Banco del Caribe. Non-interest income decreased by $104 million, or $57 million excluding the notable items (refer T41), due mainly to lower net gains on investment securities and lower gains from financial instruments used for asset/liability management purposes, partly offset by higher trading revenues.

Global Banking and Markets

Global Banking and Markets reported net income attributable to equity holders of $1,670 million in 2014, a slight increase of $17 million or 1% from 2013. This result was positively impacted by solid contributions from the diversified client platform. Solid revenue growth across the business platform led to record revenues; however this was mitigated by growth in expenses. Return on economic equity was 28% compared to 25.9% in 2013.

Total revenues during 2014 were a record $4,231 million compared to $3,972 million in 2013, an increase of 7% as the business continues to benefit from a diversified products and services platform.

Other

The Other segment had a net income attributable to equity holders of $102 million in 2014, compared to a net loss of $160 million in 2013. 2014 net income was reduced by notable items of $62 million.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $354 million in 2014, compared to $312 million in 2013.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Financial Position 2014 vs. 2013

Total assets

The Bank’s total assets at October 31, 2014 were $806 billion, up $62 billion or 8% from October 31, 2013. Adjusting for the impact of foreign currency translation, total assets were up $40 billion or 5%.

Cash and deposits with financial institutions increased $3 billion, due mainly to higher interest bearing deposits with central banks, while precious metals decreased $2 billion due to lower prices and inventory. Securities purchased under resale agreements and securities borrowed increased $11 billion.

Trading assets

Trading assets increased $17 billion from October 31, 2013 due primarily to an increase in trading securities of $11 billion from higher holdings of common equities and Canadian government debt and an increase in trading loans of $3 billion.

Investment securities

Investment securities grew by $4 billion due mainly to increased holdings of U.S. government debt for liquidity management purposes. As at October 31, 2014, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $847 million, a decrease of $133 million from October 31, 2013. The decrease was due mainly to realized gains on sales in 2014.

Loans

Loans increased $22 billion or 5% from October 31, 2013. Adjusting for the impact of foreign currency translation, loans increased $15 billion or 4%. Residential mortgages increased $3 billion mainly in Latin America and the Caribbean as underlying growth in Canadian residential mortgages was generally offset by the planned run-off of a component of Tangerine’s mortgage portfolio. Personal and credit card loans rose $8 billion, due mainly to growth in Canada and Latin America. Business and government loans were up $11 billion mainly in Canada and Latin America.

Other assets

Investments in associates decreased $2 billion due mainly to the partial sale and the reclassification of the Bank’s remaining holdings in CI Financial Corp. to available-for-sale securities, offset in part by the acquisition of Canadian Tire’s Financial Services business.

Total liabilities

Total liabilities were $756 billion as at October 31, 2014, up $58 billion or 8% from October 31, 2013. Adjusting for the impact of foreign currency translation, total liabilities increased $38 billion or 5%.

Deposits

Total deposits increased by $36 billion, including the impact of foreign currency translation of $16 billion. Personal deposits grew by $4 billion due primarily to growth in Canada and Latin America. Business and government deposits increased $29 billion to support asset growth.

Other liabilities

Obligations related to securities sold under repurchase agreements and securities lent grew by $11 billion, in part to finance growth in securities purchased under resale agreements and securities borrowed. Derivative instrument liabilities increased $7 billion, which was similar to the increase in derivative instrument assets.

Equity

Total shareholders’ equity increased $3,824 million from October 31, 2013. This increase was driven by internal capital generation of $3,806 million, issuance of common shares of $771 million mainly through the Dividend Reinvestment Plan and the exercise of options.

Accumulated other comprehensive income increased $561 million due primarily to unrealized foreign currency translation gains on the Bank’s investments in its foreign operations. These increases were partly offset by the repurchase and cancellation of 4.5 million common shares for $320 million under the Normal Course Issuer Bid program. The Bank redeemed $1,150 million of preferred shares during the year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

C12	Loan portfolio

loans & acceptances, $ billions, as at October 31

C13	Deposits

$ billions, as at October 31

GROUP FINANCIAL CONDITION

T24 Condensed statement of financial position

As at October 31 ($ billions)	2015	2014	2013
Assets
Cash, deposits with financial institutions and precious metals	$84.5	$64.0	$62.2
Trading assets	99.1	113.2	96.5
Securities purchased under resale agreements and securities borrowed	87.3	93.9	82.5
Investment securities	43.2	38.7	34.3
Loans	458.6	424.3	402.2
Other	83.8	71.6	65.9
Total assets	$856.5	$805.7	$743.6

Liabilities
Deposits	$600.9	$554.0	$517.9
Obligations related to securities sold under repurchase agreements and securities lent	77.0	89.0	77.5
Other liabilities	118.9	108.6	97.0
Subordinated debentures	6.2	4.9	5.8
Total liabilities	$803.0	$756.5	$698.2

Equity
Common equity	49.1	45.0	40.2
Preferred shares	2.9	2.9	4.1
Non-controlling interests in subsidiaries	1.5	1.3	1.1
Total equity	$53.5	$49.2	$45.4
Total liabilities and shareholders’ equity	$856.5	$805.7	$743.6

Statement of Financial Position

Assets

The Bank’s total assets at October 31, 2015 were $856 billion, up $51 billion or 6% from October 31, 2014. Adjusting for the impact of foreign currency translation, total assets were up $7 billion or 1%.

Cash and deposits with financial institutions increased $17 billion or $9 billion after adjusting for the impact of foreign currency translation, due mainly to placing excess liquidity with the U.S. Federal Reserve. Securities purchased under resale agreements and securities borrowed decreased $7 billion or $14 billion after adjusting for the impact of foreign currency translation.

Trading Assets

Adjusting for the impact of foreign currency translation, trading assets decreased $20 billion from October 31, 2014 due primarily to a decrease in trading securities from lower holdings of Canadian and U.S. government debt and common shares.

Investment Securities

After adjusting for the impact of foreign currency translation, investment securities grew by $2 billion due primarily to an increase in U.S. government debt. As of October 31, 2015, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges, was $267 million, a decrease of $580 million from October 31, 2014. The decrease was due mainly to realized gains on disposals.

Loans

Loans increased $34 billion or 8% from October 31, 2014. Adjusting for the impact of foreign currency translation, loans increased $22 billion or 5%. Residential mortgages increased $4 billion, mainly in Latin America as underlying growth in Canadian residential mortgages was largely offset by the planned run-off of Tangerine’s broker-originated and white label mortgage portfolio. Personal and credit card loans rose $7 billion, due mainly to growth in Canada and Latin America. Business and government loans were up $12 billion mainly in the United States and Canada.

Liabilities

Total liabilities were $803 billion as at October 31, 2015, up $47 billion or 6% from October 31, 2014. Adjusting for the impact of foreign currency translation, total liabilities increased $3 billion.

Deposits

Total deposits increased $47 billion or $14 billion after adjusting for the impact of foreign currency translation. Personal deposits grew by $13 billion primarily in Canada.

Other Liabilities

After adjusting for the impact of foreign currency translation, obligations related to securities sold under repurchase agreements and securities lent decreased by $19 billion and obligations related to securities sold short decreased by $8 billion. Derivative instrument liabilities increased $9 billion, which was similar to the increase in derivative instrument assets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Equity

Total shareholders’ equity increased $4,268 million from October 31, 2014. This increase was driven by current year earnings less dividends paid of $3,807 million and a $1,506 million increase in accumulated other comprehensive income due primarily to unrealized foreign exchange gains on the Bank’s investments in its foreign operations. This was partly offset by the repurchase and cancellation of approximately 15.5 million common shares or $955 million under the Normal Course Issuer Bid program.

Outlook

Assets and deposits are expected to continue to grow in 2016 across all business lines. In Canada, while growth in residential mortgages is expected to remain modest, other retail and commercial lending should continue to have good growth. Internationally, lending assets and deposits are expected to grow with stronger growth in the Pacific Alliance countries.

Capital Management

Overview

Scotiabank is committed to maintaining a strong capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital measures.

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Asset-Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets are detailed in the Risk Management section “Risk appetite framework” on page 66. The framework encompasses medium to long-term targets with respect to regulatory capital thresholds, earnings, economic capital and other risk-based parameters. These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Regulatory capital

Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The three primary regulatory risk-based capital ratios, Common Equity Tier 1, Tier 1 and Total, are determined by dividing capital components by risk-weighted assets.

Capital adequacy standards for Canadian banks are regulated by the Canadian regulator, the Office of the Superintendent of Financial Institutions (OSFI). These standards are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II).

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a phase-in of new deductions to common equity over 5 years, phase-out of non-qualifying capital instruments over 10 years and a phase-in of a capital conservation buffer over 4 years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

On January 13, 2011, additional guidance was issued by the BCBS, with respect to requirements for loss absorbency of capital at the point of non-viability. The rules affect the eligibility of instruments for inclusion in regulatory capital and provide for a transition and phase-out of any non-eligible instruments. At the time these requirements became effective, January 1, 2013 for Canadian banks, all of the Bank’s preferred shares, capital instruments and subordinated debentures did not meet the additional criteria and were subject to phase-out commencing January 2013. During the year ended October 31, 2015, the Bank issued $1.25 billion of subordinated debentures which contain non-viability contingent capital (NVCC) provisions necessary for the debentures to qualify as Tier 2 regulatory capital. The Bank reserves the right to redeem, call or repurchase any capital instruments within the terms of each offering at any time in the future.

OSFI has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a 5 year period, beginning January 2014. In accordance with OSFI’s requirements, during 2015, the scalars for CVA risk-weighted assets of 0.64, 0.71 and 0.77 were used to compute the CET1, Tier 1 and Total capital ratios, respectively (October 31, 2014 – scalars of 0.57, 0.65 and 0.77, respectively).

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve a minimum 7% Common Equity Tier 1 target. Subsequent to this, OSFI designated the 6 largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by January 1, 2016, in line with the requirements for global systemically important banks. The Bank is expected to maintain a material operating buffer above the minimum capital ratio requirements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulatory developments related to capital

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements. In January 2014, the BCBS issued revisions to the Basel III Leverage ratio framework noting that the final calibration of the Leverage ratio will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the former Assets-to-Capital Multiple (ACM), effective the first quarter of 2015. Institutions are expected to maintain a material operating buffer above the 3% minimum. Leverage ratio disclosures are in accordance with OSFI’s September 2014 Public Disclosure Requirements.

Planning, managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, and economic capital. (These results are used in capital planning and strategic decision-making.)

The Bank’s assessment of capital adequacy is in the context of its current position and its expected future risk profile and position relative to its internal targets while considering the potential impact of various stress scenarios. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes a consideration of the results of more severe multi-risk scenarios within its enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital.

The Bank sets internal economic and regulatory capital targets to ensure the Bank’s available capital is sufficient within the context of its risk appetite.

For economic capital, the Bank’s medium-term internal target is that common shareholder’s equity should be at least 100% of required economic capital. However, in the short term, it may be as low as 95% of required economic capital and supported by preferred shares.

For regulatory capital, the Bank’s internal target includes an adequate buffer over the regulatory minimum ensuring sufficient flexibility for future capital deployment and in consideration of the Bank’s risk appetite, the volatility of planning assumptions, the results from stress testing and contingency planning.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, its impact on capital relative to internal targets, and that there is an appropriate balance between risk and return. Refer to the Risk Management section on page 66 for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares, and Tier 2 subordinated debentures.

Capital utilization

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key financial criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential business acquisitions, investments or strategic initiatives are reviewed and approved by the Bank’s Strategic Transaction Executive Committee, to ensure effective deployment of capital.

Regulatory capital ratios

The Bank continues to maintain strong, high quality capital levels which positions it well for future business growth. The Basel III all-in Common Equity Tier 1 (CET1) ratio as at year end was 10.3%. Decreases in the CET1 ratio from 2014 were largely due to the acquisitions of Cencosud’s financial services business in Chile and the operations of Citibank Peru and the impact from the Bank’s share repurchases under its Normal Course Issuer Bid programs.

The Bank’s Basel III all-in Tier 1 and Total capital ratios were 11.5% and 13.4%, respectively, as at year end. Total Capital increased due to the issuance of $1.25 billion of NVCC subordinated debentures during the year.

The Bank’s capital ratios continue to be well in excess of OSFI’s minimum capital ratio requirements for 2016 (including the 1% D-SIB surcharge) of 8%, 9.5% and 11.5% for CET1, Tier 1 and Total Capital respectively.

In addition to the regulatory risk-based capital ratios, banks are also subject to a Leverage ratio, which replaced the Assets-to-Capital multiple (ACM) in 2015. As at October 31, 2015, the Bank’s Leverage Ratio of 4.2% was well above the regulatory requirement of 3.0%.

Outlook

The Bank will continue to have a strong capital position in 2016. Capital will be prudently managed to support organic growth initiatives and selective acquisitions that enhance shareholder returns, while maintaining full compliance with evolving regulatory changes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

T25 Regulatory Capital(1)

	IFRS				CGAAP
	Basel III All-in			Basel II

As at October 31 ($ millions)	2015	2014	2013	2012	2011
Common Equity Tier 1 capital
Total Common Equity(2)	$49,085	$44,965	$40,569	$34,755	$27,932
Qualifying non-controlling interest in common equity of subsidiaries	557	514	479	966	640
Goodwill and non-qualifying intangibles, net of deferred tax liabilities(3)	(11,018)	(10,482)	(9,772)	(7,840)	(6,860)
Threshold related deductions	(664)	(305)	(3,630)
Net deferred tax assets (excluding those arising from temporary differences)(4)	(539)	(620)	(752)
Other Common Equity Tier 1 capital deductions(4)(5)	(456)	(330)	(535)
Common Equity Tier 1	36,965	33,742	26,359
Preferred shares(6)	2,934	2,934	4,084	4,384	4,384
Capital instrument liabilities – trust securities(6)	1,400	1,400	1,400	2,150	2,900
Other Tier 1 capital adjustments(7)	67	(3)	71	21	(507)
Net Tier 1 Capital	41,366	38,073	31,914	34,436	28,489
Tier 2 capital
Subordinated debentures, net of amortization(6)	6,182	4,871	5,841	9,893	6,723
Eligible collective allowance for inclusion in Tier 2 and excess allowance (re: IRB approach)	486	468	971	454	353
Qualifying non-controlling interest in Tier 2 capital of subsidiaries	196	180	115
Other Tier 2 capital adjustments(7)	–	–	–	(2,590)	(3,033)
Tier 2 capital	6,864	5,519	6,927	7,757	4,043
Total regulatory capital	48,230	43,592	38,841	42,193	32,533

Risk-weighted assets ($ billions)
Credit risk	308.0	261.9	240.9	210.0	200.8
Market risk	14.4	17.3	15.4	13.8	5.9
Operational risk	35.6	33.3	31.9	29.5	27.3
CET1 risk-weighted assets(8)	$358.0	$312.5	$288.2	$253.3	$234.0
Capital ratios(9)
Common Equity Tier 1 capital ratio	10.3%	10.8%	9.1%	N/A	N/A
Tier 1 capital ratio	11.5%	12.2%	11.1%	13.6%	12.2%
Total capital ratio	13.4%	13.9%	13.5%	16.7%	13.9%
Leverage:
Leverage exposures(10)	$980,212	N/A	N/A	N/A	N/A
Leverage ratio(10)	4.2%	N/A	N/A	N/A	N/A

(1)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (refer to page 39). Prior period amounts have not been restated for new and amended IFRS standards as they represent the actual amounts reported in that period for regulatory purposes.
(2)	Amounts for periods 2012 and prior exclude components of accumulated other comprehensive income not eligible for Basel II Tier 1 Capital.
(3)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes beginning Q3 2014.
(4)	2013 has been restated for presentation purposes.
(5)	Other CET1 capital deductions under Basel III all-in include gains/losses due to changes in own credit risk on fair valued liabilities, Defined Benefit Pension Fund assets, and other items.
(6)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years.
(7)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries, in addition, Tier 2 includes eligible collective allowance and excess allowance. Basel II deductions include 50/50 deduction of certain investments in associated corporations and other items.
(8)	As at October 31, 2015, CVA risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1 , Tier 1 and Total capital ratios, respectively (scalars of 0.57, 0.65, and 0.77 in 2014).
(9)	OSFI designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by January 1, 2016, in line with the requirements for global systemically important banks.
(10)	Effective November 1, 2014, the leverage ratio replaced the assets-to-capital multiple.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T26 Changes in regulatory capital(1)

	IFRS				CGAAP
	Basel III All-in			Basel II

For the fiscal years ($ millions)	2015	2014	2013	2012	2011
Total capital, beginning of year	$43,592	$38,841	$42,193	$32,533	$29,599
Implementation of Basel III			$(1,906)
Changes in Common Equity Tier 1
Net Income attributable to Common Equity Holders of the Bank	6,897	6,916	6,422	6,243	5,181
Dividends paid to Equity Holders of the Bank	(3,289)	(3,110)	(3,075)	(2,713)	(2,416)
Shares issued	104	771	1,404	4,872	2,657
Shares repurchased/redeemed	(955)	(320)
Gains/losses due to changes in own credit risk on fair valued liabilities	(158)
Movements in Accumulated Other Comprehensive Income, excluding Cash Flow Hedges(2)	1,451	410	482	168	(624)
Change in Non-controlling interest in Common Equity of Subsidiaries NCIB	43	35	119	339	62
Change in Goodwill and other intangible assets (net of related tax liability)(3)	(535)	(710)	(1,928)	(577)	(1,612)
Other changes including regulatory adjustments below:	(335)	3,391	(379)
–Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	81	132	48
–Significant investments in the common equity of other financial institutions (amount above 10% threshold)	(317)	2,583	(147)
–Other capital deductions	44	941	–
–Other	(143)	(265)	(280)
Changes in Common Equity Tier 1	$3,223	$7,383	$3,045	N/A	N/A
Changes in Additional Tier 1 Capital
Issued	–	–	–	–	409
Redeemed	–	(1,150)	(1,050)	(750)	(500)
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	70	(74)	23	(1,634)	(3)
Changes in Additional Tier 1 Capital	$70	$(1,224)	$(1,027)	$5,948	$3,154
Changes in Tier 2 Capital
Issued	1,250	–	–	3,250	–
Redeemed	–	(970)	(4,052)	–	(67)
Collective allowances eligible for inclusion in Tier 2 and Excess Allowance under AIRB	17	(502)	517	101	(218)
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	78	64	71	361	65
Changes in Tier 2 Capital	$1,345	$(1,408)	$(3,464)	$3,712	$(220)
Total capital generated (used)	$4,638	$4,751	$(3,352)	$9,660	$2,934
Total capital, end of year	$48,230	$43,592	$38,841	$42,193	$32,533

(1)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (refer to page 39). Prior period amounts have not been restated for new and amended IFRS standards as they represent the actual amounts reported in that period for regulatory purposes.
(2)	The Bank implemented IFRS on November 1, 2011, however amounts related to regulatory capital for prior periods have not been restated as they represent the actual amounts in the period for regulatory purposes.
(3)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes beginning Q3 2014.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Regulatory Capital Components

The Bank’s regulatory capital is divided into three components – Common Equity Tier 1 (CET1), Tier 1 capital and Tier 2 capital, depending on their degree of permanency and loss absorbency. All components of capital provide support for banking operations and protect depositors.

CET1, consists primarily of common shareholders’ equity, a proration of non-controlling interests, and regulatory deductions. These regulatory deductions include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of allowance for credit losses to expected losses and significant investments in the common equity of other financial institutions.

Additional Tier 1 capital consists primarily of qualifying non-cumulative preferred shares or non-qualifying preferred shares and innovative tier 1 instruments subject to phase-out. Tier 2 capital consists mainly of qualifying or non-qualifying subordinated debentures subject to phase-out and the eligible allowances for credit losses.

The Bank’s Common Equity Tier 1 capital was $37.0 billion as at October 31, 2015, an increase of $3.2 billion from the prior year primarily from:

•	$3.6 billion growth from internal capital generation; and,

•	$1.5 billion increase from movements in Accumulated Other Comprehensive Income, mainly from foreign currency translation.

Partly offset by:

•	$0.9 billion decrease from share repurchases under the Banks’ Normal Course Issuer Bid, net of shares issued through the Bank’s stock option and share purchase plans;

•

$0.5 billion increases in goodwill and intangibles (net of related tax liability) including the impacts from the acquisitions of Cencosud’s financial services business in Chile and the operations of Citibank Peru; and,

•	$0.5 billion increase in other regulatory capital deductions.

The Tier 1 and Total capital ratios were also impacted by the above changes. In addition, Total capital increased due to the issuance of $1.25 billion of NVCC subordinated debentures.

Dividends

The strong earnings and capital position of the Bank allowed the Bank to increase its dividends twice in 2015. The annual dividend payout in 2015 was $2.72, compared to $2.56 in 2014, an increase of 6%. The dividend payout ratio was 47.7% in line with the Bank’s Board approved target dividend payout ratio of 40-50%.

T27 Selected capital management activity

For the fiscal years ($ millions)	2015	2014	2013
Dividends
Common	$3,289	$3,110	$2,858
Preferred	117	155	217
Common shares issued(1)(2)	104	771	1,377
Common shares repurchased for cancellation under the Normal Course Issuer Bid(2)	(955)	(320)	–
Preferred shares redeemed(2)	–	(1,150)	(300)
Subordinated debentures issued(3)	1,250	–	–
Maturity, redemption and repurchase of subordinated debentures(3)	(20)	(1,000)	(4,210)
Issuance/(redemption) of trust securities	–	–	(750)

(1)	Represents primarily cash received for stock options exercised during the year, common shares issued pursuant to the Dividend and Share Purchase Plan and shares issued for acquisitions.
(2)	Represents reduction to Common shares and Retained earnings [refer to the Consolidated Statement of Changes in Equity.] Prior period amounts have been restated to conform with current period presentation.
(3)	Represents par value [refer to Note 21 of the consolidated financial statements.]

C14 Tier 1 capital* %, as at October 31
* Amounts prior to 2013 are calculated under Basel II and amounts prior to 2012 calculated under CGAAP

C15	Dividend growth

dollars per share

C16	Internally generated capital*

$ billions, for years ended October 31

* Amounts prior to 2012 calculated under CGAAP

Normal Course Issuer Bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its normal course issuer bid pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. On March 3, 2015, the Bank announced that OSFI and the TSX approved an increase in the bid up to 16 million shares. During the year, the Bank repurchased and cancelled approximately 7.5 million common shares under this bid at an average price of $63.18 per share for a total amount of approximately $474 million. Under this bid, the Bank repurchased and cancelled approximately 12 million common shares at an average price of $66.12 per share. The bid ended on May 29, 2015.

On May 29, 2015, the Bank announced that OSFI and the TSX approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares, which represents approximately 2% of the Bank’s common shares issued and outstanding as of May 25, 2015. The new bid will end on the earlier of June 1, 2016, or the date on which the Bank completes its purchases. On a quarterly basis, the Bank will consult with OSFI prior to making purchases. Under this bid, the Bank has repurchased and cancelled 8.0 million common shares at an average price of $60.20 per share for a total amount of approximately $481 million.

During the year ended October 31, 2015, under these two bids the Bank repurchased and cancelled approximately 15.5 million shares at an average price of $61.64 per share for a total amount of approximately $955 million.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Share data and other capital instruments

The Bank’s common and preferred share data, as well as other capital instruments, are shown in Table 28. Further details, including exchangeability features, are discussed in Note 24 of the consolidated financial statements.

T28 Shares and other instruments

As at October 31, 2015 Share data	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares(1)	$15,141	$0.70	–	1,202,937
Preferred shares
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	187	0.209375	3.35	7,498
Preferred shares Series 19(2)(3)(5)	158	0.153938	2.46	6,302
Preferred shares Series 20(2)(3)(6)	201	0.225625	3.61	8,039
Preferred shares Series 21(2)(3)(7)	149	0.132063	2.11	5,961
Preferred shares Series 22(2)(3)(8)	234	0.239375	3.83	9,377
Preferred shares Series 23(2)(3)(9)	66	0.143313	2.29	2,623
Preferred shares Series 30(2)(3)(10)	154	0.113750	1.82	6,143
Preferred shares Series 31(2)(3)(11)	111	0.088313	1.41	4,457
Preferred shares Series 32(2)(3)(12)	409	0.231250	3.70	16,346

Trust securities	Amount ($ millions)	Distribution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(13a,c,d)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(13b,c,d)	650	39.01	7.802	650

NVCC subordinated debentures			Amount ($ millions)	Interest Rate (%)
Subordinated debentures due March 2027(14)			1,250	2.58

Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(15)				22,957

(1)	Dividends on common shares are paid quarterly. As at November 20, 2015, the number of outstanding common shares and options was 1,203,079 thousand and 22,809 thousand, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 24 of the Consolidated Financial Statements for further details).
(4)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until April 25, 2018.
(6)	Subsequent to the initial five-year fixed rate period which ended on October 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(7)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly until October 25, 2018.
(8)	Subsequent to the initial five-year fixed rate period which ended on January 25, 2014, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(9)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.88%, multiplied by $25.00, which will be reset quarterly until January 25, 2019.
(10)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2015, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(11)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.00%, multiplied by $25.00, which will be reset quarterly until April 25, 2020.
(12)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(13)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 24 – Restrictions on dividend payments]. Under the circumstances outlined in 13(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(13)(b)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in 13(c) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued Non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.
(13)(c)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(13)(d)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 24 – Restrictions on dividend payments].
(14)	On March 30, 2015, the Bank issued $1.25 billion subordinated debentures due March 30, 2027, which contain non-viability contingent capital (NVCC) provisions [refer to Note 21 – Subordinated debentures].
(15)	Included are 175,876 stock options with tandem stock appreciation rights (Tandem SAR) features.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Credit ratings

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The Bank continues to have strong credit ratings. The current ratings are Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), AA by DBRS and AA- by Fitch.

On November 2, 2015, Moody’s placed the Bank’s long term ratings of Aa2 on review for downgrade, while affirming the Bank’s short term deposit rating of P-1. Moody’s will conclude its review over a 90-day period. On October 14, 2015, S&P confirmed the Bank’s A+ rating for Deposits and Senior Debt, as well as the A-1 rating for short-term instruments. The outlook remains unchanged at negative. And similarly, on July 28, 2015, DBRS also confirmed its rating of the Bank including a negative outlook. The rating agencies cite the uncertainty around the federal government’s proposed new “bail-in” regime for senior unsecured debt as the principal reason for the recent system-wide changes in outlook in order to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

Risk-weighted assets

Regulatory capital requirements are based on OSFI’s target minimum percentage of risk-weighted assets (RWA). RWA represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the OSFI approved Bank’s internal risk models and OSFI prescribed risk-weights to on- and off-balance sheet exposures. Common Equity Tier 1 (CET1), Tier 1 and Total Capital RWA were $358.0, $358.8 and $359.5 billion, respectively at year end, representing increases from 2014 of approximately $45.5 billion. The increases are due to higher credit risk RWA of approximately $46.1 billion (including the impact of foreign currency translation of $15.2 billion) and operational risk RWA of $2.3 billion, partly offset by lower market risk RWA of $2.9 billion.

CET1 Credit risk-weighted assets

CET1 credit risk-weighted assets of $308.0 billion increased $46.1 billion as shown in Table 29 from the following components:

•	Retail and business lending growth added $24.3 billion to RWA.

•	Changes in book quality resulted in a $3.6 billion increase in RWA.

•	Model enhancements to retail AIRB models increased RWA by $0.8 billion.

•

Methodology and policy changes of $0.9 billion are a result of the phase-in adoption of the Basel III CVA capital requirements based on the increase in OSFI prescribed scalar for CET1 RWA from 57% in 2014 to 64% in 2015. The scalar will increase to 100% by 2019.

•	Higher RWA of $1.3 billion due to the acquisitions of Cencosud’s financial services business in Chile and the operations of Citibank Peru.

•

The impact of foreign exchange translation added $15.2 billion mainly due to the Canadian dollar weakening against the U.S. dollar. The Bank’s structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that consolidated capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates.

T29 Flow statement for Basel III All-in credit risk-weighted assets ($ millions)

	2015		2014

Credit risk-weighted assets movement by key driver(1) ($ millions)	Credit Risk	Of which Counterparty Credit Risk	Credit Risk	Of which Counterparty Credit Risk
CET1 Credit risk-weighted assets as at beginning of year	$261,887	$17,935	$240,940	$10,471
Book size(2)	24,339	1,988	8,546	2,283
Book quality(3)	3,575	181	(5,742)	(582)
Model updates(4)	843	–	2,272	–
Methodology and policy(5)	892	892	5,003	5,003
Acquisitions and disposals	1,340	–	2,144	–
Foreign exchange movements	15,159	1,944	8,724	760
Other	–	–	–	–
CET1 Credit risk-weighted assets as at end of year(6)	$308,035	$22,940	$261,887	$17,935
Tier 1 CVA scalar	785	785	790	790
Tier 1 Credit risk-weighted assets as at end of year(6)	308,820	23,725	262,677	18,725
Total CVA scalar	673	673	1,186	1,186
Total Credit risk-weighted assets as at end of year(6)	$309,493	$24,398	$263,863	$19,911
(1)	Includes counterparty credit risk.
(2)	Book size is defined as organic changes in book size and composition (including new business and maturing loans).
(3)	Book quality is defined as quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.
(4)	Model updates are defined as model implementation, change in model scope or any change to address model enhancement.
(5)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulation (e.g. Basel III).
(6)	As at October 31, 2015, risk-weighted assets were calculated using scalars of 0.64, 0.71, and 0.77 to compute CET1, Tier 1, and Total capital ratios respectively (scalars of 0.57, 0.65, and 0.77 in 2014).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T30 Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
External Rating – S&P	External Rating – Moody’s	External Rating – DBRS	Grade	IG Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)	Investment grade	99-98	0.0000% – 0.0578%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0578% – 0.1488%
A to A-	A2 to A3	A to A (low)		90	0.0648% – 0.1657%
BBB+	Baa1	BBB (high)		87	0.0997% – 0.2593%
BBB	Baa2	BBB		85	0.1448% – 0.3643%
BBB-	Baa3	BBB (low)		83	0.2103% – 0.5116%
BB+	Ba1	BB (high)	Non-Investment grade	80	0.3277% – 0.5674%
BB	Ba2	BB		77	0.5108% – 0.6293%
BB-	Ba3	BB (low)		75	0.6293% – 0.7962%
B+	B1	B (high)		73	0.7962% – 1.5389%
B to B-	B2 to B3	B to B (low)		70	1.5389% – 2.9747%
CCC+	Caa1	–	Watch list	65	2.9747% – 10.5529%
CCC	Caa2	–		60	10.5529% – 19.5817%
CCC- to CC	Caa3 to Ca	–		40	19.5817% – 36.1350%
–	–	–		30	36.1350% – 60.1124%
Default			Default	27-21	100%

(1)	Applies to non-retail portfolio.
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

T31 Non-retail AIRB portfolio exposure by internal rating grade(1)(2)

As at October 31 ($ millions)		2015					2014

Grade	IG Code	Exposure at default ($)(4)	RWA ($)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)	Exposure at default ($)(4)	RWA ($)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)
Investment grade(3)	99-98	80,227	423	0.00	16	1	61,045	399	0.01	16	1
	95	40,068	7,673	0.07	37	19	33,352	6,484	0.07	37	19
	90	48,131	9,144	0.08	37	19	40,114	7,315	0.09	36	18
	87	43,056	10,137	0.14	36	24	33,212	8,750	0.14	37	26
	85	33,413	12,819	0.19	42	38	30,343	11,577	0.21	42	38
	83	38,499	20,036	0.31	46	52	31,433	15,552	0.33	45	49
Non-Investment grade	80	33,036	18,735	0.41	44	57	27,175	14,914	0.42	44	55
	77	20,340	14,158	0.55	45	70	16,253	10,357	0.57	43	64
	75	19,589	14,102	0.80	41	72	16,578	11,180	0.83	41	67
	73	8,737	7,414	1.54	40	85	5,223	4,401	1.64	38	84
	70	4,804	3,855	2.97	34	80	4,556	4,453	3.09	37	98
Watch list	65	991	1,679	10.55	44	169	815	1,454	10.80	45	178
	60	1,101	2,287	19.42	40	208	500	1,101	20.34	44	220
	40	1,454	3,267	30.14	43	225	816	2,003	33.23	47	245
	30	3	5	69.10	45	167	37	77	59.18	50	208
Default(9)	27-21	1,093	3,786	100	52	346	1,018	1,467	100	48	144
Total, excluding residential mortgages		374,542	129,520	0.76	35	35	302,470	101,484	0.78	35	34
Government guaranteed residential mortgages		86,832	–	–	15	–	83,446	–	–	15	–
Total		461,374	129,520	0.62	31	28	385,916	101,484	0.61	31	26

(1)	Refer to the Bank’s Supplementary Regulatory Capital Disclosures for a more detailed breakdown by asset class, exposure at default, probability at default, loss given default and risk weighting.
(2)	Excludes securitization exposures.
(3)	Excludes government guaranteed residential mortgages of $86.8 billion ($83.4 billion in 2014).
(4)	After credit risk mitigation.
(5)	PD – Probability of Default.
(6)	LGD – Loss Given Default.
(7)	RW – Risk Weight.
(8)	Exposure at default used as basis for estimated weightings.
(9)	Gross defaulted exposures, before any related allowances.

Credit risk-weighted assets – non-retail

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel III to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios, and certain international non-retail portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the external credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•

Probability of default (PD) measures the likelihood that a borrower, with an assigned Internal Grade (IG) code, will default within a one-year time horizon. IG codes are a component of the Bank’s risk rating system described on page 75. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.

•

Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

structural elements. LGD for a defaulted exposure is based on the concept of economic loss and is calculated using the present value of repayments, recoveries and related direct and indirect expenses.

•	Exposure at default (EAD) measures the expected exposure on a facility at the time of default.

All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. The historical data used for estimating these risk measures exceeds the minimum 5-year AIRB requirement for PD estimates and the minimum 7-year AIRB requirement for LGD and EAD estimates. Further analytical adjustments, as required under the Basel III Framework and OSFI’s requirements set out in its Domestic Implementation Notes, are applied to average estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

•	Downturn estimation for LGD, which requires that LGD estimates appropriately reflect conditions observed during periods where credit losses are substantially higher than average; and

•	Downturn estimation for EAD, which requires that EAD estimates appropriately reflect conditions observed during periods of economic downturn; and

•

The addition of a margin of conservatism, which is related to the likely range of errors based on the identification and quantification of the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table 31.

The risk measures are subject to a rigorous back-testing framework which uses the Bank’s historical data to ensure that they are appropriately calibrated. Based on results obtained from the back-testing process, risk measures are reviewed and re-calibrated on at least an annual basis to ensure that they reflect the implications of new data, technical advances and other relevant information.

•

As PD estimates represent long-run parameters, back-testing is performed using historical data spanning at least one full economic cycle. Realized PDs are back-tested using pre-defined confidence intervals, and the results are then aggregated to provide an overall assessment of the appropriateness of each PD estimate;

•

The back-testing for LGD and EAD estimates is conducted from both long-run and downturn perspectives, in order to ensure that these estimates are adequately conservative to reflect both long-run and downturn conditions.

Portfolio-level back-testing results, based on a comparison of estimated and realized parameters for the four-quarter period ended at July 31, 2015, are shown in Table 32. During this period the actual experience was significantly better than the estimated risk parameter:

T32 Portfolio-level comparison of estimated and actual non-retail percentages

	Estimated(1)	Actual
Average PD	0.90	0.34
Average LGD	41.39	32.32
Average CCF(2)	50.50	15.14

(1)	Estimated parameters are based on portfolio averages at Q3/14, whereas actual parameters are based on averages of realized parameters during the subsequent four quarters.
(2)	EAD back-testing is performed through Credit Conversion Factor (CCF) back-testing, as EAD is computed using the sum of the drawn exposure and the committed undrawn exposure multiplied by the estimated CCF.

Credit risk-weighted assets – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio. The retail portfolio is comprised of the following Basel-based pools:

•

Residential real estate secured exposures consists of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

•	Qualifying revolving retail exposures consists of all unsecured credit cards and lines of credit;

•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.

For the AIRB portfolios, the following models and parameters are estimated:

•	Probability of default (PD) is the likelihood that the facility will default within the next 12 months.

•	Loss Given Default (LGD) measures the economic loss as a proportion of the defaulted balance.

•	Exposure at Default (EAD) is the portion of expected exposures at time of default.

The data observation period used for PD/EAD/LGD estimates meets the five year minimum. Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month, exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating the following regulatory requirements:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.

•	LGD is adjusted to appropriately reflect economic downturn conditions.

•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.

•

Sources of uncertainty are reviewed regularly to ensure uncertainties are identified, quantified and included in calculations so that all parameter estimates reflect appropriate levels of conservatism.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below summarizes the credit quality distribution of the Bank’s AIRB retail portfolio as at October 31, 2015.

T33 Retail AIRB portfolio exposure by PD range(1)(2)

As at October 31 ($ millions)		2015					2014
Category	PD Range	Exposure at default ($)(2)	RWA ($)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)	Exposure at default ($)(2)	RWA ($)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)
Exceptionally low	0.0000% – 0.0499%	49,414	1,154	0.04	28	2	26,232	408	0.04	27	2
Very low	0.0500% – 0.1999%	59,484	4,064	0.14	28	7	70,129	3,277	0.12	22	5
Low	0.2000% – 0.9999%	53,094	12,507	0.54	41	24	66,984	14,012	0.47	39	21
Medium low	1.0000% – 2.9999%	21,545	11,558	1.80	53	54	16,215	8,616	1.80	45	53
Medium	3.0000% – 9.9999%	5,551	5,533	5.69	65	100	7,953	6,186	4.94	47	78
High	10.0000% – 19.9999%	2,213	3,261	11.36	63	147	2,307	3,273	12.84	59	142
Extremely high	20.0000% – 99.9999%	2,521	3,914	35.28	52	155	1,969	3,027	40.40	52	154
Default(7)	100%	611	–	100.00	72	–	644	–	100.00	71	–
Total		194,433	41,991	1.46	36	22	192,433	38,799	1.47	33	20
(1)	Refer to the Bank’s Supplementary Regulatory Capital Disclosures for a more detailed breakdown by asset class, exposure at default, probability at default, loss given default and risk-weighting.
(2)	After credit risk mitigation.
(3)	PD – Probability of Default.
(4)	LGD – Loss Given Default.
(5)	RW – Risk Weight.
(6)	Exposure at default used as basis for estimated weightings.
(7)	Gross defaulted exposures, before any related allowances.

All AIRB models and parameters are monitored on a quarterly basis and independently validated annually by the Global Risk Management group. These models are tested to ensure rank ordering and back testing of parameters is appropriate as described in the Bank’s Validation Guidelines. Comparison of estimated and actual loss parameters for the period ended July 31, 2015 are shown in Table 34. During this period the actual experience was significantly better than the estimated risk parameters.

T34 Estimated and actual loss parameters(1)(2)

($ millions)	Average Estimated PD(3)(8) %	Actual Default Rate(3)(6) %	Average Estimated LGD(4)(8) %	Actual LGD(4)(7) %	Estimated EAD(5)(8) $	Actual EAD(5)(6) $
Residential real estate secured(9)
Residential mortgages
Insured mortgages(10)	1.01	0.67	–	–	–	–
Uninsured mortgages	0.50	0.39	18.34	10.60	–	–
Secured lines of credit	0.84	0.33	28.44	18.22	107	93
Qualifying revolving retail exposures	2.09	1.65	78.10	66.45	544	486
Other retail	1.97	1.42	59.42	50.37	6	6
(1)	New Revolving Models implemented in Q4 2014 and New BNS and Tangerine Mortgage Models implemented in Q1 2015. All related Estimates and Actual Values are restated historically to reflect new models.
(2)	New BNS Retail Term Loan Models were implemented in Q3 2015. All Estimates and Actual Values for Retail Term Loans were restated historically to reflect new models.
(3)	Account weighted aggregation.
(4)	Default weighted aggregation.
(5)	EAD is estimated for revolving products only.
(6)	Actual based on accounts not at default as at four quarters prior to reporting date.
(7)	Actual LGD calculated based on 24 month recovery period after default and therefore excludes any recoveries received after the 24 month period.
(8)	Estimates are based on the four quarters prior to the reporting date.
(9)	Excludes the acquisition of Tangerine Bank (“Tangerine”) prior to January 31, 2015.
(10)	Actual and Estimated LGD for insured mortgages are not shown. Actual LGD includes the insurance benefit, whereas estimated LGD may not.

Credit risk-weighted assets – International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending;

•	Qualifying revolving retail exposures consisting of all credit cards and lines of credit;

•	Other retail consisting of term loans.

Under the standardized approach, in general, residential real estate secured lending products are risk-weighted 35% and other retail products receive a 75% risk-weight.

Market Risk

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations between them, and their levels of volatility.

For all material trading portfolios, the Bank applies its internal models to calculate the market risk capital charge. OSFI has approved the Bank’s internal VaR, Stressed VaR, Incremental Risk Charge and Comprehensive Risk Measure models for the determination of market risk capital. The attributes and parameters of these models are described in the Risk Measurement Summary on page 79.

For some non-material trading portfolios, the Bank applies the Standardized Approach for calculating market risk capital. The standardized method uses a “building block” approach, with the capital charge for each risk category calculated separately.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Below are the market risk requirements as at October 31, 2015 and 2014.

T35 Total market risk capital

($ millions)	2015	2014
All-Bank VaR	$141	$241
All-Bank stressed VaR	246	428
Incremental risk charge	488	396
Comprehensive risk measure	201	130
CRM surcharge	–	139
Standardized approach	72	46
Total market risk capital	$1,148	$1,380
(1)	Equates to $14,350 million of market risk-weighted assets (2014 – $17,251 million).

T36 Risk-weighted assets movement by key drivers

	Market risk

($ millions)	2015	2014
RWAs as at beginning of the year	$17,251	$15,454
Movement in risk levels(1)	2,004	1,986
Model updates(2)	(2,723)	(189)
Methodology and policy(3)	(2,182)	–
RWA as at end of the year	$14,350	$17,251
(1)	Movement in risk levels are defined as changes in risk due to position changes and market movements. Foreign exchange movements are imbedded within Movement in risk levels.
(2)	Model updates are defined as updates to the model to reflect recent experience, change in model scope.
(3)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes (eg. Basel III).

Market risk-weighted assets decreased by $2.9 billion to $14.4 billion as shown in Table 36 largely due to VaR model enhancements which more than offset increases from movements in risk levels.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. The Bank currently applies the Standardized Approach for calculating operational risk capital as per applicable Basel Standards. Total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity. The Bank has submitted its application to OSFI to use the Advanced Measurement Approach (AMA) during 2015. Under AMA, regulatory capital measurement will more directly reflect the Bank’s operational risk environment through the use of a loss distribution approach model which will use internal loss events, external loss events, scenario analysis and other adjustments to arrive at a final operational risk regulatory capital calculation.

Operational risk-weighted assets increased by $2.3 billion during the year to $35.6 billion due to organic growth in gross income.

Economic capital

Economic capital is a measure of the unexpected losses inherent in the Bank’s business activities. Economic capital is also a key metric in the Bank’s ICAAP. The calculation of economic capital relies on models that are subject to independent vetting and validation as required by the Bank’s Model Risk Management Policy. Management assesses its risk profile to determine those risks for which the Bank should attribute economic capital.

The major risk categories included in economic capital are:

•

Credit risk measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate and commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•

Market risk for economic capital incorporates models consistent with the regulatory basis, with some exclusions, and calibrated to a higher 99.95% confidence interval, and models of other market risks, mainly structural interest rate and foreign exchange risks.

•	Operational risk for economic capital is based on a model incorporating actual losses, adjusted for an add-on for regulatory capital.

•	Other risks include additional risks for which economic capital is attributed, such as business risk, significant investments, insurance risk and real estate risk.

In addition, the Bank’s measure of economic capital includes a diversification benefit which recognizes that all of the above risks will not occur simultaneously.

The Bank also includes the full amount of goodwill and intangible assets in the economic capital amount. The Bank uses its economic capital framework to attribute capital to the business lines (refer to non-GAAP measures, page 13). Table 46 on page 72 shows the attribution of economic capital by business line which allows the Bank to appropriately compare and measure the returns from the business lines, based upon their inherent risk. For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Off-balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements with entities that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations, guarantees and other commitments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Structured entities

Arrangements with structured entities include structured entities that are used to provide a wide range of services to customers, such as structured entities established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities. The Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages certain structured entities (see discussion on other unconsolidated structured entities on page 51).

All structured entities are subject to a rigorous review and approval process to ensure that all relevant risks are properly identified and addressed. For many of the structured entities that are used to provide services to customers, the Bank does not guarantee the performance of the structured entities’ underlying assets, and does not absorb any related losses. For other structured entities, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a structured entity.

Consolidated structured entities
The Bank controls its U.S.-based multi-seller conduit and certain funding and other vehicles, and consolidates these structured entities in the Bank’s consolidated financial statements.

As at October 31, 2015, total assets of consolidated structured entities were $47 billion, compared to $36 billion at the end of 2014. The change was primarily due to asset purchases by Scotiabank Covered Bond Guarantor Limited Partnership. More details of the Bank’s consolidated structured entities are provided in Note 15(a) to the consolidated financial statements on page 171.

Unconsolidated structured entities

There are two primary types of association the Bank has with unconsolidated structured entities:

•	Canadian multi-seller conduits administered by the Bank, and

•	Structured finance entities.

The Bank earned total fees of $18 million in 2015 (October 31, 2014 - $20 million) from certain structured entities in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated structured entities, including details of liquidity facilities and maximum loss exposure by category is provided below and in Note 15(b) to the consolidated financial statements on page 172.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $17 million in 2015, compared to $18 million in 2014. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly-rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $3.9 billion as at October 31, 2015 (October 31, 2014 – $4.1 billion). The year-over-year decrease was due to normal business operations. As at October 31, 2015, total commercial paper outstanding for the Canadian-based conduits was $2.5 billion (October 31, 2014 – $2.7 billion) and the Bank held less than 0.2% of the total commercial paper issued by these conduits. Table 37 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2015 and 2014, by underlying exposure.

All of the funded assets have at least an equivalent rating of AA– or higher based on the Bank’s internal rating program. Assets held in these conduits were investment grade as at October 31, 2015. Approximately 57% of the funded assets have final maturities falling within three years, and the weighted-average repayment period, based on cash flows, approximates 1.7 years. There is no exposure to the U.S. subprime mortgage risk within these two conduits.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

T37 Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

As at October 31 ($ millions)	2015
	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$ 1,200	$ 573	$ 1,773
Trade receivables	131	614	745
Canadian residential mortgages	1,082	193	1,275
Equipment loans/leases	78	2	80

Total(3)	$ 2,491	$ 1,382	$ 3,873

	2014

As at October 31 ($ millions)	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$ 1,486	$ 464	$ 1,950
Trade receivables	171	556	727
Canadian residential mortgages	880	395	1,275
Equipment loans/leases	170	3	173

Total(3)	$ 2,707	$ 1,418	$ 4,125
(1)	Funded assets are reflected at original cost, which approximates estimated fair value.
(2)	Exposure to the Bank is through global-style liquidity facilities.
(3)	These assets are substantially sourced from Canada.

Structured finance entities

The Bank has interests in structured finance entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $2,330 million as at October 31, 2015, (October 31, 2014 – $2,833 million). The year-over-year decrease was due to normal business operations.

Other unconsolidated structured entities

The Bank sponsors unconsolidated structured entities in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entity, and the Bank’s name is used by the structured entity to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. The Bank earned $1,977 million income from its involvement with the unconsolidated Bank-sponsored structured entities for the year ended October 31, 2015 (for the year ended October 31, 2014 – $1,822 million).

Securitizations

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) that are sold to Canada Housing Trust (CHT) and/or third party investors. The sale of such mortgages does not qualify for derecognition with the exception of social housing mortgage pools. The outstanding amount of off-balance sheet securitized social housing pools was $1,366 million as at October 31, 2015, compared to $1,499 million last year. The transferred mortgages sold to CHT and/or third party investors continue to be recognized on balance sheet along with the proceeds from sale treated as secured borrowings. More details have been provided in Note 14 to the consolidated financial statements on Page 170.

The Bank securitizes a portion of its unsecured personal line of credit receivables (receivables) on a revolving basis through Hollis Receivables Term Trust II (Hollis), a Bank-sponsored structured entity. Hollis issues notes to third-party investors and the Bank, and the proceeds of such issuance are used to purchase a co-ownership interests in the receivables originated by the Bank. The sale of such co-ownership interest does not qualify for derecognition. Recourse of the note holders is limited to the purchased interest. The subordinated notes issued by the structured entity are held by the Bank. During the year, $1,144.6 million (October 31, 2014 – $602.4 million) of assets were securitized through Hollis, as a result of higher volume of note liabilities issued.

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•

Standby letters of credit and letters of guarantee. As at October 31, 2015, these amounted to $31 billion, compared to $26 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year increase reflects a general increase in customer activity and the impact of foreign currency translation;

•

Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met;

•

Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•

Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2015, these commitments amounted to $166 billion, compared to $137 billion last year. The year-over-year increase reflects a general increase in foreign currency denominated business activity and fluctuations in foreign currency exchange rates.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Fees from the Bank’s guarantees and loan commitment arrangements, recorded as credit fees in other income in the Consolidated Statement of Income, were $489 million in 2015, compared to $465 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 35 to the consolidated financial statements on pages 197 to 199.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income:

•	available-for-sale securities, net of related hedges,

•	derivatives designated as cash flow hedges, and

•	net investment hedges.

Gains and losses on available-for-sale securities are recorded in the Consolidated Statement of Income when realized. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

All changes in the fair value of derivatives, including embedded derivatives that must be separately accounted for, are recorded in the Consolidated Statement of Income, other than those designated as cash flow and net investment hedges which flow through other comprehensive income. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the consolidated financial statements (see pages 140 and 143).

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in other operating income – trading revenues. Realized gains and losses and writedowns for impairment on available-for-sale debt or equity instruments are recorded in net gain on investment securities within other operating income.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 66 to 98. In addition, Note 36 to the consolidated financial statements on pages 199 to 208 presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase or decrease in interest rates on annual income, and the economic value of shareholders’ equity, as described on page 82. For trading activities, Table 49 on page 82 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 14% (2014 – 12%) had a term to maturity greater than 5 years.

Note 10 to the consolidated financial statements (see pages 159 to 163) provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 7 to the consolidated financial statements (see pages 151 to 156) along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was favourable when compared to their carrying value by $2,410 million as at October 31, 2015 (October 31, 2014 – favourable $1,918 million). This difference relates mainly to loan assets, deposit liabilities, subordinated debentures and other liabilities. The year-over-year change in the fair value over carrying value arose mainly from changes in interest rates since origination. Fair value estimates are based on market conditions as at October 31, 2015, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting estimates on page 99.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 9 to the consolidated financial statements (see page 158). These designations were made primarily to significantly reduce accounting mismatches.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Selected credit instruments – publically known risk items

Mortgage-backed securities

Non-trading portfolio

Total mortgage-backed securities held as available-for-sale securities as a percent of the Bank’s total assets is insignificant as at October 31, 2015, and are shown in Table 38. Exposure to subprime mortgage risk in the U.S. is nominal.

Trading portfolio

Total mortgage-backed securities held as trading securities represent less than 0.17% of the Bank’s total assets as at October 31, 2015, and are shown in Table 38.

T38 Mortgage-backed securities

As at October 31 Carrying value ($ millions)	2015		2014
	Non-trading portfolio	Trading portfolio	Non-trading portfolio	Trading portfolio
Canadian NHA mortgage-backed securities(1)	$137	$1,335	$–	$1,431
Commercial mortgage-backed securities	2	113	30	132
Other residential mortgage-backed securities	206	3	107	473
Total	$345	$1,451	$137	$2,036

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

The Bank has collateralized loan obligation (CLO) investments in its non-trading portfolio. CLOs generally achieve their structured credit exposure by investing and holding corporate loans or bonds. Cash-based CLOs are classified as loans and are carried at amortized cost. These are assessed for impairment like all other loans.

As at October 31, 2015, the carrying value of cash-based CLOs reported as loans on the Consolidated Statement of Financial Position was $34 million (October 31, 2014 - $87 million). The fair value was $28 million (October 31, 2014 - $84 million). The year-over-year decline was due to paydowns. None of these cash-based CLOs are classified as impaired loans. Substantially all of the referenced assets of the Bank’s CLOs are corporate exposures, without any U.S. mortgage-backed securities.

Trading portfolio

The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs and CDSs is changes in credit spreads. Total CDOs purchased and sold in the trading portfolio are shown in Table 39 below.

T39 Collateralized debt obligations (CDOs)

As at October 31 Outstanding ($ millions)	2015		2014
	Notional Amount	Positive/ (negative) fair value	Notional Amount	Positive/ (negative) fair value
CDOs – sold protection	$1,977	$24	$2,151	$50
CDOs – purchased protection	$1,776	$(8)	$1,973	$(4)

The change in the notional amounts of the CDO sold protection is due mainly to trades that were unwound during the year. The change in fair value of CDOs was due to the reduction of probability of deals experiencing defaults as they approach maturity. Based on positions held at October 31, 2015, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax decrease of approximately $4.6 million in net income.

The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.

Other

As at October 31, 2015, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurance and investments in structured investment vehicles.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS LINE OVERVIEW

Below are the results of the Bank’s three business operating segments for 2015.

CHANGES TO OPERATING SEGMENTS EFFECTIVE NOVEMBER 1, 2014
Effective November 1, 2014, the Canadian and International businesses previously reported in Global Wealth & Insurance are included in Canadian Banking and International Banking’s results, respectively. As well, certain Asia business activity previously reported in International Banking is now included in Global Banking and Markets. Prior period comparative results have been restated.

CANADIAN BANKING
Canadian Banking had net income attributable to equity holders of $3,344 million in 2015. Adjusting for the 2014 notable items (refer T41), prior contribution from CI Financial Corp. (CI) and changes in the Canadian tax legislation, net income grew by $307 million or 10%. This was a result of solid asset and deposit growth and a widening margin driven mainly from credit cards, mortgages and credit lines, as well as higher non-interest income. Partly offsetting were higher provision for credit losses and non-interest expenses. Return on economic equity was 29.7% compared to 27.6% last year, adjusted for the items above.

INTERNATIONAL BANKING
International Banking had net income attributable to equity holders of $1,853 million, up $237 million from last year. Adjusting for the 2014 notable items (refer T41), net income rose by $163 million or 10%. Results benefited from strong asset growth in Latin America, higher fees and contributions from associated corporations, and the positive impact of foreign currency translation. Partly offsetting were margin compression, lower securities gains, and higher provision for credit losses. Return on economic equity was 12.8%, unchanged from last year.

GLOBAL BANKING AND MARKETS
Global Banking and Markets reported net income attributable to equity holders of $1,553 million in 2015, a decrease of $117 million from last year. Strong revenue performances in the equities and fixed income businesses were offset by lower revenues in investment banking and Asia lending. Reduced expenses were offset by higher provision for credit losses. Return on economic equity decreased to 25.1% from 28.0% last year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    BUSINESS LINES

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:
• Net income	• Return on economic equity	• Productivity ratio	• Provision for credit losses ratio	• Employee engagement

T40 2015 financial performance

($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income(1)	$6,415	$5,706	$1,071	$(100)	$13,092
Non-interest income (1)	4,832	3,137	2,953	35	10,957
Total revenue(2)	11,247	8,843	4,024	(65)	24,049
Provision for credit losses	687	1,128	67	60	1,942
Non-interest expenses	6,014	5,095	1,846	86	13,041
Provision for income taxes (1)	1,202	568	558	(475)	1,853
Net income	$3,344	$2,052	$1,553	$264	$7,213
Net income attributable to non-controlling interests in subsidiaries	–	199	–	–	199
Net income attributable to equity holders of the Bank	$3,344	$1,853	$1,553	$264	$7,014
Return on economic equity(3) (%)	29.7%	12.8%	25.1%	–	14.6%
Total average assets ($ billions)	$300	$128	$342	$91	$861
Total average liabilities ($ billions)	$218	$94	$240	$257	$809

(1)	Taxable equivalent basis. See non-GAAP measures on page 13.
(2)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, changes in the collective allowance on performing loans, and differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Return on equity for the business lines is based on economic equity attributed. See non-GAAP measures on page 13.

T41 Notable Items

The following is the impact of the 2014 notable items on Business Line results. Refer also to Table 23 for additional details.

	2014
For the year ended October 31 ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other	Total
Revenues	$615	$(47)	$ (2)	$–	$ 566
Provision for credit losses	62	–	–	–	62
Non-interest expenses	47	34	36	86	203
Net income before income taxes	$506	$(81)	$(38)	$(86)	$301
Income taxes	53	(7)	(11)	(24)	11
Net income	$453	$(74)	$(27)	$(62)	$290
Net income attributable to equity holders of the Bank	$453	$(74)	$(27)	$(62)	$290

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Banking

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to retail, small business, commercial and wealth management customers in Canada.

2015 Achievements

•    Delivered an industry-leading customer experience across our businesses and channels

•     Tied for first place in 8 of 13 Ipsos Best Banking Awards 2015 among the Big 5 Banks, including for the “Branch Service Excellence” award, which is a first for the Bank.

•     Tangerine ranked #1 in customer satisfaction among mid-sized banks in Canada, in J.D. Power 2015 Canadian Retail Banking Customer Satisfaction Study.

•     Scotia iTRADE won “Best Customer Service” in MoneySense Report on Canada’s Top Discount Brokerages.

•     Scotiabank named the Best Consumer Digital Bank in North America by Global Finance magazine.

•    Grew Wealth Management

•     Launched a new global “Scotia Wealth Management” brand introducing one unified voice, and one focused approach to serving clients.

•     Continued launch of Wealth advisor teams in multiple locations across Canada, where advisors are co-located with dedicated wealth management specialists to meet the comprehensive needs of high net worth clients.

•     Dynamic Funds strengthened its leadership position in fee-based investing by expanding the Dynamic Private Investment Pools lineup with the launch of five new investment mandates, and by making broad-based fee reductions across a number of its funds.

•     Further optimized our business mix by growing our high-return assets, building sticky core deposits, and earning higher fee income

•     Introduced the Scotiabank Momentum Savings Account, an innovative high-interest savings account that is the first of its kind in Canada to reward customers for saving by paying them twice and won best savings account with minimum balance for Savings Accelerator (RateSupermarket.ca).

•     Launched Right Size Account for Business, which offers market-leading pricing that adjusts to match customers’ transaction volumes and cash management needs.

•     Continued executing on Commercial Banking strategy and growing footprint, as evidenced by leading market share gains and double digit net income, loan, and deposit growth.

•     Recognized as having “Best Overall Suite of Credit Cards” in Canada (Rewards Cards Canada).

•     Partnered with General Motors of Canada and launched the Scotiabank® GM® VISA Cards, allowing customers to earn up to 5% in GM Earnings on everyday purchases.

Business Profile

Canadian Banking provides a full suite of financial advice and banking solutions to over 10 million customers across Canada, through a network of more than 1,000 branches, 3,900 ABMs, 400 Commercial Relationship Managers, 100 Wealth Management offices and a strong internet and mobile banking platform.

Retail and Small Business Banking provides financial advice, solutions and day-to-day banking products, including debit cards, chequing accounts, credit cards, investments, mortgages, loans, and related insurance products, to individuals and small businesses. Tangerine Bank provides internet, mobile and telephone banking to self-directed customers.

Commercial Banking delivers advice and a full suite of customized lending, deposit, cash management and trade finance solutions to medium and large businesses, including automotive dealers and their customers to whom we provide retail automotive financing solutions.

Wealth Management is an integrated business unit composed of asset management and advisory businesses. Asset management business is focused on investment manufacturing and developing innovative investment solutions for both retail and institutional investors. Our client-facing wealth businesses, including private client, online and full service brokerage, institutional client services and an independent advisor channel, are focused on providing advice and solutions to clients in Canada.

Strategy

Canadian Banking is executing on a long term strategy to deliver a best-in-class customer experience, outperform competitors in earnings growth, and grow primary banking relationships through three areas of strategic focus:

Customer Experience – deliver superior customer interactions that exceed customer expectations across all our businesses

Business Mix – optimize our business mix by growing high-return assets, building sticky core deposits, and earning higher fee income; and by improving our primary bank standing with existing and new customers

Operational Improvement – continue to reduce structural costs in order to facilitate the capacity to invest in our businesses and the supporting technology and capabilities to drive customer experience excellence

2016 Priorities

•	Improve customer experience by transforming the Retail and Small Business Banking distribution network, streamlining end-to-end customer journeys, and offering customized advice and solutions
•	Enhance business mix by driving continued growth in Commercial Banking, credit cards, and core deposits
•	Expand Tangerine: Positioning Tangerine to become the leading everyday direct bank in Canada
•	Grow & diversify Wealth Management: Targeting double-digit growth in Wealth Management while also increasing diversification of earnings
•	Reduce structural costs: Deliver sustained cost savings to build the capacity to further invest in our businesses and technology, drive customer experience excellence, and drive greater efficiency

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CANADIAN BANKING

T42 Canadian Banking financial performance

($ millions)	2015	2014	2013
Net interest income(1)	$6,415	$5,996	$5,691
Non-interest income(1)	4,832	5,263	4,230
Total revenue(1)	11,247	11,259	9,921
Provision for credit losses	687	663	480
Non-interest expenses	6,014	5,799	5,362
Income tax expense	1,202	1,113	1,015
Net income	$3,344	$3,684	$3,064
Net income attributable to non-controlling interests	–	1	2
Net income attributable to equity holders of the Bank	$3,344	$3,683	$3,062

Key ratios
Return on economic equity	29.7%	29.6%	24.1%
Productivity(1)	53.5%	51.5%	54.1%
Net interest margin(2)	2.23%	2.14%	2.08%
Provision for credit losses as a percentage of loans and acceptances	0.23%	0.23%	0.18%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$293,460	$284,966	$277,984
Total assets	299,929	291,549	284,225
Deposits	210,241	202,088	195,348
Total liabilities	217,753	208,354	199,926
Economic equity	11,133	12,249	12,352

Other ($ billions) as at October 31
Assets under administration	$310	$296	$268
Assets under management	$135	$124	$109

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

Financial Performance

Canadian Banking’s net income attributable to equity holders was $3,344 million in 2015, a decrease of $339 million or 9% from last year. Adjusting for the 2014 notable items (refer T41), prior contribution from CI and changes in the Canadian tax legislation, net income attributable to equity holders increased $307 million or 10% from last year. Return on economic equity was 29.7%, versus 27.6% last year, adjusted for the items above. Retail and small business banking and wealth management generated strong performances.

Assets and liabilities

Average assets rose $8 billion or 3% from last year. Adjusting for the impact of the Tangerine broker-originated and white-label mortgage run-off portfolios, assets increased $14 billion or 5%. The growth reflected $6 billion or 10% in personal loans primarily in consumer automotive lending and credit cards, $5 billion or 3% in residential mortgages, as well as $4 billion or 13% in business loans and acceptances.

Average liabilities rose $9 billion or 5%. Retail banking experienced solid growth in chequing accounts of $1 billion or 9% and savings deposits of $5 billion or 8%. There was also growth of $4 billion or 9% in small business and commercial banking business operating accounts. This was partially offset by a decline in lower spread GICs of $2 billion or 3%.

Assets under management (AUM) and assets under administration (AUA)

AUM of $135 billion increased $11 billion or 9% from last year, driven by improved financial markets and strong net sales. AUA increased $14 billion or 5% to $310 billion driven by new customer assets and improved financial markets.

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C17	Total revenue

$ millions

C18	Total revenue by sub-segment

$ millions

C19	Average loans and acceptances

$ billions

C20	Canadian wealth management asset growth

$ billions, as at October 31

Revenues

Canadian Banking reported total revenues of $11,247 million in 2015. Adjusting for the 2014 notable item and contribution from CI, revenues were $773 million or 7% higher than last year.

Net interest income increased $433 million or 7% to $6,415 million, on an adjusted basis. The increase was driven by good asset and deposit growth and an eight basis point increase in the margin to 2.23%. The margin increase was primarily driven by higher spreads in mortgage and other personal lending, as well as growth in higher margin credit cards, lines of credit, core chequing and savings accounts, and the run-off of lower spread Tangerine mortgages.

Non-interest income was $4,832 million in 2015, up $341 million or 8% from the previous year, on an adjusted basis. The increase was driven by strong growth across several businesses, including wealth management, credit cards and insurance. Also contributing was the full year impact of the Bank’s investment in Canadian Tire Financial Services.

Retail & Small Business Banking

Total retail and small business banking revenues were $6,236 million, up $439 million or 8% from last year. Net interest income grew $288 million or 7%, primarily driven by a 13 basis point improvement in the margin and solid growth in mortgages, credit card products and deposits. Non-interest income increased $151 million or 11%, primarily due to growth in credit card revenues, deposit payment service fees and insurance revenues.

Commercial Banking

Total commercial banking revenues increased $135 million or 8% to $1,859 million in 2015. Net interest income rose $123 million or 9% due mainly to growth in loans and business operating accounts. Non-interest income increased $12 million or 3% mainly driven by higher credit fees, partly offset by lower gains on investment securities this year.

Wealth Management

Total wealth management revenues were $3,152 million. Adjusting for last year’s notable item and contribution from CI, revenues increased $199 million or 7%. Net interest income rose $22 million or 7% mainly due to growth in deposits and loans. Wealth management revenues increased $203 million or 8% from strong growth in mutual funds, increased brokerage revenues and higher investment management fees. Higher mutual fund fees were from market appreciation, net sales and the introduction of the fixed administration fees for ScotiaFunds in the fourth quarter of 2014. This change had the impact of reporting higher revenues with corresponding higher expenses. Partly offsetting these increases was lower underwriting fees.

Non-interest expenses

Non-interest expenses were $6,014 million. Adjusting for last year’s notable item, non-interest expenses were up $262 million or 5% from last year, primarily reflecting higher technology and project spending, volume and revenue driven expenses and salary increases, partially offset by benefits realized from structural cost reductions. Operating leverage was positive 2.8% on an adjusted basis.

Provision for credit losses

The provision for credit losses was $687 million, an increase of $24 million from $663 million last year. Adjusting for the 2014 notable item, the provision for credit losses was up $86 million from the prior year due to increases in retail portfolios, primarily in credit cards and automotive loans. The provision for credit losses ratio was up two basis points to 0.23%, on an adjusted basis.

Provision for income taxes

The effective tax rate increased to 26.4%, compared to 23.2% in the previous year. The increase was primarily due to lower taxes in the prior year on the notable gain and the changes in the Canadian tax legislation this year.

Outlook

The outlook for Canadian Banking in 2016 is for continued solid growth. Loan growth will be driven by retail mortgages, automotive lending, commercial loans and credit cards. Deposit growth should be robust across retail chequing and savings, small business and commercial. Margins are expected to rise gradually throughout 2016. Provisions for credit losses are expected to rise reflecting loan growth and changing portfolio mix. Wealth management is expected to see continued good growth rates in 2016. Expense management will continue to be an area of focus.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    INTERNATIONAL BANKING

International Banking

International Banking provides a full range of financial products, solutions and advice to retail and commercial customers in select regions outside of Canada.

2015 Achievements

•    Acquisition of 51% of Cencosud’s credit card and consumer loan operations in Chile, including 2.5 million credit cards and close to US$1 billion in outstanding balances, to become the country’s third-largest credit card provider. Cencosud is the largest multi-brand retailer in Chile and the third-largest in Latin America.

•     Acquisitions of Citibank’s Retail and Commercial Banking Operations in (1) Peru, as well as in (2) Panama and Costa Rica (the latter of which is subject to regulatory approval). The company’s operations in Peru include eight branches which serve more than 130,000 Retail and Commercial banking customers. An agreement was also reached with American Airlines whereby Scotiabank will replace Citibank as American Airlines’ co-branded credit card partner in Peru. The second acquisition in Panama and Costa Rica will provide a significant lift to Scotiabank’s market share in credit cards, ranking it number two in both countries in this segment, and will nearly triple the Bank’s customer base in these markets. The acquisition includes 27 branches which serve more than 250,000 Retail and Commercial banking customers.

•     Signed a partnership agreement with American Express in Colombia. Signed co-branded credit card partnership agreements with major retailers PriceSmart in Colombia and Linio in Colombia and Mexico.

•     Named the 2015 Bank of the Year in Peru by LatinFinance magazine.

•    Named the 2015 Best Emerging Markets Bank in Barbados, Jamaica, Trinidad and Tobago, Turks and Caicos and US Virgin Islands by Global Finance magazine.

•    Named the 2015 Best Consumer Digital Bank in 21 Caribbean and Central American countries, including Jamaica, Trinidad & Tobago, Cayman Islands and Costa Rica by Global Finance magazine.

•     The Scotiabank Customer Contact Centre in Jamaica tied for the 2014 Highest Customer Service Award for the Banking Industry, awarded by the Service Quality Measurement Group.

•     Recognized as a 2015 Best Multinational Workplace in Latin America, as well as a Great Place to Work in Mexico, Costa Rica, El Salvador and Panama by the Great Place to Work Institute.

Business Profile

Scotiabank has an international presence unmatched by other Canadian Banks. The International Banking business line encompasses retail and commercial banking operations in 3 regions outside of Canada, being Latin America, the Caribbean and Central America, and Asia. This business provides a full range of personal and commercial financial services to over 13 million Scotiabank customers (excluding associated corporations) through a network of just under 2,000 branches and offices, over 4,600 ABMs, mobile, internet and telephone banking, in-store banking kiosks and specialized sales forces.

Strategy

The International Banking strategy is aligned with the All-Bank priorities, with primary focus on the following:

•

Acquiring more sustainable and profitable primary banking customer relationships anchored with easy to use payments solutions and full service banking capabilities. We are focusing on providing our customers with the right practical advice and the right solutions, through the right channels.

•	Optimizing our operating model and our footprint to improve our customer experience, lower our structural costs, reduce our complexity and ultimately to be more efficient.
•	Making leadership a competitive advantage by actively acquiring, developing and engaging a diverse pool of leaders to deepen our bench strength of talent.

2016 Priorities

Aligned to our strategy and in addition to the growth in our core business, our primary focus is on the following 4 key growth initiatives over the next 3-5 years:

•

Improve our Retail Customer Experience to ensure that we maintain relevancy and loyalty with our customers as traditional and non-traditional competitors aggressively ramp up their efforts to build market share.

•	Invest in Mexico to drive growth, build greater relevance and presence, and strengthen our foundational capabilities in this key market.
•	Target Higher Profitability Business across the Pacific Alliance Countries to become the primary bank in selected segments.
•	Streamline our Operational Infrastructure to be better organized to serve our customers, achieve structural cost reductions, and consolidate our operations to drive greater efficiency.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T43 International Banking financial performance

($ millions)	2015	2014	2013
Net interest income(1)	$5,706	$5,155	$4,756
Non-interest income(1)	3,137	2,945	3,140
Total revenue(1)	8,843	8,100	7,896
Provision for credit losses	1,128	1,024	774
Non-interest expenses	5,095	4,690	4,448
Income tax expense(1)	568	544	621
Net income	$2,052	$1,842	$2,053
Net income attributable to non-controlling interests	199	226	229
Net income attributable to equity holders of the Bank	$1,853	$1,616	$1,824
Key ratios
Return on economic equity	12.8%	12.8%	15.2%
Productivity(1)	57.6%	57.9%	56.3%
Net interest margin(2)	4.71%	4.75%	4.84%
Provision for credit losses as a percentage of loans and acceptances	1.24%	1.27%	1.07%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$121,130	$108,717	$98,432
Total assets	128,248	114,996	99,623
Deposits	73,946	65,025	57,484
Total liabilities	94,340	84,969	74,123
Economic equity	14,082	12,232	11,499

Other ($ millions as at October 31)
Assets under administration	$80,606	$71,587	$58,184
Assets under management	$43,560	$41,125	$36,376

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers acceptances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    INTERNATIONAL BANKING

Financial Performance

Net income attributable to equity holders was $1,853 million an increase of $237 million or 15%. Adjusting for the 2014 notable item (refer T41), net income was up $163 million or 10%. Positive impacts from foreign currency translation and earnings from strong asset and fee growth were partly offset by lower securities gains and higher provisions for credit losses. From a regional perspective, strong underlying asset and fee growth in Latin America complemented solid underlying earnings in the Caribbean and Asia.

Assets and Liabilities

Average assets of $128 billion increased $13 billion or 12%, driven by strong retail and commercial loan growth of 13% and 14% respectively, or 10% and 6% adjusting for the impact of foreign currency translation. Latin America primarily drove the growth in lending assets for the business with underlying retail and commercial assets increasing 14% and 11%, respectively. Caribbean and Central America saw retail assets increase by 1% with a decline in commercial assets of 6%. Average liabilities increased $9 billion or 11% to $94 billion largely due to 14% growth in deposits, or 9% adjusting for positive foreign currency translation. Similar to assets, growth was primarily in retail and commercial deposits in Latin America. Core retail deposits in Latin America rose 15%.

Revenues

Total revenues of $8,843 million increased $743 million or 9%. Adjusting for 2014 notable items (refer T41), revenues increased $696 million or 9%.

Net interest income increased 11% driven by strong loan growth and recent acquisitions of Cencosud’s credit card business in Chile and Citibank Peru. This was partly offset by a 1% decline in the net interest margin from 4.75% to 4.71%. Non-interest income increased $192 million or 7%, or $239 million adjusting for 2014 notable items (refer T41). This increase was largely driven by higher net fee and commission revenues which increased 10% to $2,335 million primarily due to higher banking and wealth management fees across Latin America and the Caribbean. Net income from associated corporations increased by $65 million, with higher contributions from Thanachart Bank in Thailand and Bank of Xi’an in China, partially offset by a lower contribution from Banco del Caribe in Venezuela. Other operating income decreased by $81 million, or $128 million adjusting for 2014 notable items (refer T41), due mainly to lower trading revenues, lower net gains on investment securities, and the impact of mark-to-market of financial instruments used for asset/liability management purposes, partly offset by higher insurance revenues.

Latin America

Total revenues of $5,845 million increased 6% from last year, or 8% excluding the negative impact of foreign currency translation. Net interest income rose $341 million or 10%, reflecting the impact of strong asset growth partly offset by a lower net interest margin from Central Bank rate changes. Net fee and commission revenues increased by $96 million or 6% largely driven by higher banking fees and higher wealth management and foreign exchange fees. Net income from associated corporations was down $40 million due to a lower contribution from Banco del Caribe in Venezuela. Other operating income decreased by $57 million, or $104 million excluding the 2014 notable items (refer T41), due mainly to lower trading revenues, net gains on investment securities and last year’s gain on sale of a non-strategic business in Peru, partly offset by higher insurance revenues.

Caribbean and Central America

Total revenues were $2,604 million, up 14% versus last year or 3% excluding the positive impact of foreign currency translation. Net interest income increased $209 million or 13%, driven primarily by positive foreign currency translation. Non-interest income including net fees and commissions was up 17%, or 7% adjusting for foreign currency translation, as a result of strong growth in banking, wealth management and foreign exchange fees.

Asia

Total revenues were $394 million, up 25% versus last year, or 22% adjusting for the positive impact of foreign currency translation. This was primarily driven by higher contributions from Thanachart Bank in Thailand and Bank of Xi’an in China.

Non-interest expenses

Non-interest expenses of $5,095 million increased $405 million or 9% from last year. Adjusting for the 2014 notable items of $34 million (refer T41), expenses increased $439 million or 9%. The increase reflected the negative impact of foreign currency translation, acquisitions, business volume growth and inflationary increases. Adjusting for the 2014 notable items and the impact of acquisitions, operating leverage was negative 0.2%.

Provision for credit losses

The provision for credit losses increased $104 million to $1,128 million. In the retail portfolio, acquisitions and related benefits accounted for almost two thirds of the increase in provisions. Adjusting for these benefits, growth in provisions was slightly below overall retail asset growth. Retail provision increases in Mexico, Colombia and the Caribbean were partly offset by lower provisions in Peru. In the commercial portfolio, provisions were primarily lower in the Caribbean, mostly as the fourth quarter last year included $83 million in provisions mainly relating to a

C21	Total revenue

C22	Total revenue by region

$ millions

C23	Average loans and acceptances

$ billions

C24	Average earning assets(1) by region

$ billions

(1)	Average earning assets excluding bankers acceptances

small number of accounts in the hospitality portfolio, partly offset by higher provisions in Peru.

The provision for credit losses ratio was down 3 basis points to 1.24% relative to last year,

or 22 basis points excluding the impact of acquisitions.

Provision for income taxes

The effective tax rate was 21.7% compared to 22.8% last year due primarily to higher tax benefits in Latin America, primarily Mexico.

Outlook

International Banking expects to continue to deliver solid results, leveraging its diversified footprint, with particular focus on the Pacific Alliance countries. In 2016, the asset growth momentum experienced in 2015 is expected to continue, and margins and credit quality are expected to remain stable, with provision for credit losses growing in line with asset growth. Investments will be made to optimize International Banking’s business structure and deliver a stronger customer experience while managing the growth in expenses. While the focus is on organic growth, acquisition opportunities will continue to be considered that are strategically aligned and complement current operations within the current footprint.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Global Banking and Markets

Global Banking and Markets (GBM) provides clients with corporate banking, investment banking and capital markets solutions. GBM’s products and services are offered to corporate, government and institutional clients in Canada, the U.S., Latin America, Europe, Asia and Australia.

2015 Achievements

•    A Financial Advisor to Emera Inc. on its acquisition of TECO Energy Inc. for an aggregate purchase price of US$10.4 billion. The transaction is expected to close by mid-2016, and will create a North American energy leader with over US$20 billion of assets. Scotiabank also provided acquisition financing to Emera in connection with this transaction, and acted as lead Joint Bookrunner for approximately $2.2 billion of contingent equity.

•    Joint Global Coordinator and Joint Bookrunner on Hydro One Limited’s Initial Public Offering (IPO) of common shares for $1.83 billion. Hydro One is the largest electricity transmission and distribution company in Ontario and one of the largest in North America. Scotiabank is one of two banks that were selected to arrange the IPO, the largest IPO in Canada in the last 15 years, the largest Power & Utilities IPO and one of the largest government privatizations in Canadian history.

•     Exclusive Financial Advisor to AuRico Gold Inc. on its merger with Alamos Gold Inc. The merger of equals, valued at US$1.6 billion, created a new leading intermediate gold producer.

•     Exclusive Financial Advisor to Kuwait Foreign Petroleum Exploration Company (KUFPEC) on its US$1.5 billion acquisition of 30% Interest in Chevron Corporation’s Duvernay shale position in Alberta, Canada.

•     Joint Bookrunner for APT Pipelines, APA Group’s financing vehicle, on bond issuances totaling US$1.4 billion. In connection with this transaction, Scotiabank also provided the Australian company with a USD acquisition loan facility, USD interest rate swaps, foreign exchange hedging, and acted as co-hedge provider in EUR/USD and GBP/USD cross currency interest rate swaps.

•     Financial Advisor to Northern Property REIT on its acquisition of True North Apartment REIT and a $535 million institutional multi-family portfolio from Starlight Investments and Public Sector Pension Investment Board, for an aggregate acquisition value of $1.4 billion. Scotiabank also acted as Lead Arranger and Administrative Agent in a $350 million bridge loan to facilitate the transaction. The transaction created a leading multi-family REIT with an enterprise value over $3 billion.

•    Joint Bookrunner and Placement Agent on a US$1.1 billion (MXN$17 billion) placement of Euroclearable Cebures for Petróleos Mexicanos (Pemex), Mexico’s state-owned oil company.

•    Joint Bookrunner on the inaugural GBP-denominated fixed rate bond issuances by the Kingdom of Belgium (£500 million) and KommuneKredit (£300 million). Scotiabank is the only bank to have been appointed bookrunner on both of these transactions.

•     Ranked #1 Wholesale and Commercial Banking Brand in Canada and #7 Globally, The Banker/Brand Finance (2015).

•     Named Best Foreign Exchange Provider in Canada for the 11th year in a row, Global Finance (2015).

•     Named Best Investment Bank in Canada, Global Finance (2015).

•     Named Best Trade Bank in Canada, Trade Finance (2015).

•    Ranked #1 overall in Equity Research in Canada, earning 15 StarMine Analyst Awards, Thomson Reuters (2015).

•    Recognized with the SSA Rising Star Bank in Niche Currencies Award, Global Capital (2015).

Business Profile

Global Banking and Markets (GBM) conducts the Bank’s wholesale banking and capital markets business with corporate, public sector and institutional clients. GBM is a full-service lender and investment dealer in Canada and Mexico, and offers a wide range of products and services in the United States, Latin America, and in select markets in Europe, Asia and Australia. More specifically, GBM provides customers with: corporate lending; transaction banking, including trade finance and cash management; investment banking, including corporate finance and mergers & acquisitions; fixed income and equity underwriting, sales, trading and research; prime finance (prime brokerage and stock lending); foreign exchange sales and trading; energy and agricultural commodities trading and hedging; precious and base metals sales, trading, financing and physical services (ScotiaMocatta); and collateral management.

Strategy

GBM’s goal is to build a diversified, low-volatility and profitable customer-focused business that delivers best-in-class performance versus our peers. GBM seeks to achieve sustainable revenue and net income growth through a strategy focused on maximizing customer relationships both in Canada and internationally, and expanding business in high-growth regions outside of Canada where we can leverage the Bank’s strong reputation and presence.

2016 Priorities

•

Enhancing customer focus: Improving our customer coverage and deepening relationships with our most important customers by introducing a new customer segmentation framework and coverage strategy, and enhancing our coverage for multinational customers.

•

Leveraging our global footprint: Continuing to grow our business in Latin America, particularly in the Pacific Alliance countries of Mexico, Peru, Chile and Colombia, and in Asia and Australia, focusing on select local, regional and international customers in strategic sectors and priority countries.

•	Strengthening our data and analytics capabilities: Investing in a GBM-wide customer Management Information System (MIS) to enhance our data & analytics capabilities across all GBM platforms.
•	Focusing on strategic sectors: Continued focus throughout our businesses and geographies on the key sectors of Energy, Mining, Infrastructure (including Power & Utilities) and Financial Institutions.
•	Improving efficiency and effectiveness: Prudently managing expenses and risks through global oversight and governance, while enhancing infrastructure and operational efficiencies.
•	Developing a talented workforce and leadership: Attracting, developing and retaining a talented, diverse and collaborative team and building global leadership capability.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GLOBAL BANKING AND MARKETS

T44 Global Banking and Markets financial performance

($ millions)	2015	2014	2013
Net interest income(1)	$1,071	$1,064	$1,090
Non-interest income	2,953	3,167	2,882
Total revenue(1)	4,024	4,231	3,972
Provision for credit losses	67	16	34
Non-interest expenses	1,846	1,880	1,731
Income tax expense(1)	558	665	554
Net income	$1,553	$1,670	$1,653
Net income attributable to non-controlling interests in subsidiaries	–	–	–
Net income attributable to equity holders of the Bank	$1,553	$1,670	$1,653

Key ratios
Return on economic equity	25.1%	28.0%	25.9%
Productivity(1)	45.9%	44.4%	43.6%
Net interest margin(2)(3)	1.65%	1.69%	1.87%
Provision for credit losses as a percentage of loans and acceptances	0.10%	0.03%	0.06%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	$108,137	$110,869	$102,536
Loans and acceptances	70,103	63,818	57,974
Earning assets	290,482	274,386	245,924
Total assets	342,389	311,021	274,414
Deposits	63,308	59,273	55,454
Total liabilities	239,628	217,408	196,640
Economic equity	$6,097	$5,868	$6,321

(1)	Taxable equivalent basis.
(2)	Global Banking only.
(3)	Net interest income (TEB) as % of average earning assets excluding bankers’ acceptances.

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C25	Total revenue

C26	Business banking revenue

$ millions

C27	Capital markets revenue by business line

$ millions

C28	Composition of average earning assets

$ billions

C29	Trading day losses

Financial Performance

Global Banking and Markets reported net income attributable to equity holders of $1,553 million in 2015, a decrease of $117 million from last year. Adjusting for the 2014 notable items (refer T41), net income decreased by $144 million or 8% from last year.

Lower results in investment banking, Asia lending and precious metals, as well as lower securities gains in U.S. lending were only partly offset by growth in other businesses. Return on economic equity decreased to 25.1% from 28.0% last year.

Average assets

Average assets increased by $31 billion or 10% to $342 billion this year. Adjusting for the positive impact of foreign currency translation, the increase was $8 billion or 3%. Growth of $9 billion in derivative-related assets, $4 billion of securities purchased under resale agreements and $4 billion of corporate loans and acceptances was partly offset by reductions in trading assets and lower trade finance balances in Asia.

Average liabilities

Average liabilities increased by $23 billion or 11% to $240 billion this year. This was mainly due to the positive impact of foreign currency translation. Adjusting for the impact of foreign currency, the increase was $8 billion or 4%, mainly due to growth of $11 billion in derivative-related liabilities.

Net interest income

Net interest income increased by 1% to $1,071 million, mainly due to higher lending volumes in Canada, U.S. and Europe, which was mostly offset by lower lending margins and lower trade finance volumes in Asia.

Non-interest income

Non-interest income of $2,953 million decreased by $214 million or 7% due to lower income from investment banking and precious metals businesses, as well as lower securities gains in U.S. and Asia lending. This was partly offset by higher income in the equities, fixed income, foreign exchange and commodities businesses.

Non-interest expenses

Non-interest expenses decreased by $34 million or 2% to $1,846 million in 2015. Adjusting for the 2014 notable items, expenses were flat from the prior year as lower performance-related and share-based compensation were offset by higher technology and regulatory costs, and the negative impact of foreign currency translation. Operating leverage was negative 3.1%.

Provision for credit losses

The provision for credit losses was $67 million in 2015, up $51 million from 2014, primarily due to higher provisions in Canada and Europe. The provision for credit losses ratio was up 7 to 10 basis points.

Provision for income taxes

The effective tax rate of 26.4% was lower than the prior year by 2.1%. This was mainly due to a lower level of income in higher tax jurisdictions.

Outlook

In 2016, Global Banking and Markets will continue to focus on growing its diversified business platform. While revenue growth may face continued challenges due to market volatility, this should be mitigated by our highly diversified business platform and by a strong focus on ancillary customer revenue.

The corporate loan portfolio is expected to continue to grow in 2016. Credit quality of the loan portfolio should remain strong and loan loss provisions are expected to remain low. There will also be a continued focus on expense management to maintain a leading productivity ratio, while investing in the business to position for future growth.

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Other

The Other segment includes Group Treasury, smaller operating segments, business line elimination items and other corporate items which are not allocated to a business line.

Financial Performance

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $390 million in 2015, compared to $354 million in 2014.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

The Other segment had a net income attributable to equity holders of $264 million in 2015. Adjusting for 2014 notable items (refer T41), income was up $100 million.

The current year’s net income included the following largely offsetting items, comprised of a reduction in the pension benefit accrual related to modifications made to the Bank’s main pension plan of $151 million ($204 million pre-tax), an increase to the collective allowance against performing loans due to the relative increase in the loan portfolio of $44 million ($60 million pre-tax), and reorganization costs related to the consolidation of Canadian shared services of $45 million ($61 million pre-tax).

Revenues

Revenues declined by $79 million, of which $36 million related to higher taxable equivalent basis offsets. The balance of the decline was due to lower net interest income from asset/liability management activities. Partly offsetting were higher net gains on investment securities.

Provision for credit losses

The collective allowance against performing loans increased $60 million this year.

Non-interest expenses

Adjusting for the 2014 notable items, non-interest expenses decreased by $60 million compared to 2014. The decrease was largely due to lower benefit costs related to the reduction in the accrued pension obligation, partially offset by higher corporate expenses including technology investments, corporate business development and reorganization costs.

T45 Other financial performance

($ millions)	2015	2014	2013
Net interest income(1)	$(100)	$90	$(187)
Non-interest income(1)	35	(76)	(303)
Total revenue(1)	(65)	14	(490)
Provision for (recovery of) credit losses	60	–	–
Non-interest expenses	86	232	123
Income tax expense(1)	(475)	(320)	(453)
Net income	$264	$102	$(160)
Net income attributable to equity holders of the bank	$264	$102	$(160)

(1)	Includes the net residual in matched maturity transfer pricing and the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes in the business segments.

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RISK MANAGEMENT

Effective risk management is fundamental to the success of the Bank, and is recognized as a core deliverable in the Bank’s overall approach to strategy management. Scotiabank has a strong, disciplined risk management culture where risk management is a responsibility shared by all of the Bank’s employees. A key aspect of this culture is diversification across business lines, geographies, products, and industries.

Risk management framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns. The Bank’s enterprise-wide risk management framework provides the foundation for achieving these goals.

This framework is subject to constant evaluation to ensure that it meets the challenges and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. The risk management programs of the Bank’s subsidiaries conform in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank assesses existing risk management programs and, if necessary, develops an action plan to make improvements in a timely fashion.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of three key elements:

•	Risk Governance,

•	Risk Appetite, and

•	Risk Management Tools.

The Bank’s risk management framework is predicated on the three-lines-of-defence model. Within this model, functional Business Line staff and management (the first line) incur and own the risks, while Global Risk Management and other control functions (the second line) provide independent oversight and objective challenge to the first line of defence, as well as monitoring and control of risk. Internal Audit Department (the third line) provides assurance that control objectives are achieved by the first and second lines of defence.

Risk governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced senior management team and a risk management group that is independent of the business lines. Decision-making is highly centralized through a number of senior and executive risk management committees.

The Board of Directors

The Board of Directors, either directly or through its committees ensures that decision-making is aligned with the Bank’s strategies and risk appetite. The Board approves key risk policies, limits and risk appetite frameworks, and on a quarterly basis receives a comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals. The Bank’s Internal Audit department reports independently to the Board (through the Audit and Conduct Review Committee) on the effectiveness of the risk governance structure and risk management framework.

Executive Management

Executive management and in particular, the President and Chief Executive Officer and the Chief Risk Officer (CRO), are responsible for risk management under the oversight of the Board. The CRO, who oversees the Global Risk Management (GRM) division of the Bank, reports to the President and Chief Executive Officer but also has direct access to the Risk Committee of the Board. The President and Chief Executive Officer, CRO, and other senior executives chair the Bank’s senior and executive risk management committees. Committee structures and key accountabilities are outlined on page 67.

Global Risk Management (GRM)

GRM is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. It provides oversight of and challenge over a broad range of risks, including (but not limited to) credit, market (including structural foreign exchange and structural interest rate), liquidity, operational (including model), environmental and insurance risks.

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BANK’S RISK GOVERNANCE STRUCTURE

Executive Committees:

Operating Committee:  sets the Bank’s key strategies, and following Board approval, directs the execution of those strategies; and executes the Bank’s overall risk strategy and monitors and evaluates the Bank’s ongoing financial performance and how risks are managed across the Bank.

Asset-Liability Committee:  provides high level oversight and strategic direction for the management of funding, foreign exchange risk, stock based compensation hedging, and economic forecasts. Also reviews monthly economic updates and the performance of the key topics noted. The committee further reviews deposit, liquidity, net interest margin, and capital management topics. Focus is on business line activity (i.e. mortgages and deposits) as well as funding aspects. Reviews high level strategies, monitors progress and discusses various trends and key issues. As well, it reviews quarterly capital plans, capital allocation and capital risk indicators.

Risk Policy Committee:  reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.

Strategic Transaction Investment Committee:  provides advice, counsel and decisions on effective allocation and prioritization of resources with respect to the Bank’s portfolio of businesses and strategic investments, including mergers and acquisitions and divestitures.

Human Capital Committee:  reviews and approves all major new and changing Bank-wide Human Resources objectives, strategies, policies and programs including all compensation matters. As well it reviews and approves all senior management appointments and the staffing of key positions.

Systems Planning and Policy Committee:  reviews and approves significant business initiatives involving system and computing investments in excess of designated executive approval limits.

Senior Management Committees:

Stress Testing Committee:  provides high level oversight of stress testing; serves as the most senior point of management that establishes and enhances policies to develop, review, challenge and communicate stress testing results; and promotes consistent, collaborative application of the stress testing program Bank-wide.

Senior Credit Committees:  adjudicates credits within prescribed limits and establishes the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international and corporate customers, and Canadian and international retail, small business, and wealth management.

Market Risk Management and Policy Committee:  oversees and establishes standards for market, liquidity and insurance risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Operational Risk Committee:  promotes an enterprise-wide operational risk management framework to ensure operational risks are understood, communicated, and appropriate actions are taken to mitigate related losses.

Reputational Risk Committee:  upon referral from business lines or risk committees, reviews business activities, initiatives, products, services, transactions or processes and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.

Model Review Committee:  oversees model submissions, vetting, approval, and ongoing review processes primarily for market and treasury risk models.

Insurance Risk Committee:  provides risk management direction and oversight on the risk taking activities of the Bank’s enterprise-wide insurance operations.

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Risk management culture

Effective risk management requires a strong, robust, and pervasive risk management culture.

The business lines are responsible for the development and execution of business plans that are aligned with the Bank’s risk management framework, and are accountable for the risks they incur. Understanding and managing these risks is a fundamental element of each business plan. Business lines work in partnership with Global Risk Management and Control Functions to ensure that risks arising from their business are thoroughly evaluated and appropriately addressed.

Risk education programs, and documented policies and procedures are jointly available to staff in the business lines, Global Risk Management and Control Functions.

Decision-making on risk issues is highly centralized. The membership of senior and executive management committees responsible for the review, approval and monitoring of transactions and the related risk exposures, includes business line heads and senior risk officers from Global Risk Management. The flow of information and transactions to these committees keeps senior and executive management well informed of the risks the Bank faces, and ensures that transactions and risks are aligned with the Bank’s risk appetite. The interaction between senior risk officers and business line heads at committee meetings is robust, with constructive discussions and objective challenge by all participants in order to fully identify and address all relevant risks.

The Bank’s material incentive compensation programs are structured to reflect the Bank’s risk appetite, with a substantial portion deferred for material risk takers in order to achieve stronger alignment with the results of risk-taking activities. The Bank also has a very stringent Guidelines for Business Conduct to which all staff must attest on an annual basis. Performance-related compensation is eligible for claw-back where there is a material breach of compliance rules or Guidelines for Business Conduct, or if there is a material misstatement of results in the fiscal year of the grant.

Risk appetite framework

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Bank’s Risk Appetite Framework consists of a risk capacity, risk appetite statement and key risk appetite measures. Together, application of the risk appetite statement and monitoring of the key risk appetite measures help to ensure the Bank stays within appropriate risk boundaries. The Bank’s Credit Risk Appetite further defines the Bank’s risk appetite with respect to lending, counterparty credit risk, and other credit risks (such as investments).

Core Deliverables are a key element of the Bank’s enterprise strategy. Core Deliverables are the things that the Bank must do on a daily basis to continue to be a leading bank. In particular, the following Core Deliverables inform the risk appetite statement:

1.	Maintain appropriate financial strength and liquidity.

•	Diversity, quality and stability of earnings

•	Focus on core businesses, with disciplined and selective strategic investments

•	Maintain capital adequacy

2.	Measure, monitor and manage all aspects of the Bank’s risk appetite and risk profile.

•	Dedicated attention to credit, market, liquidity, and operational risks

•	Careful consideration of reputational, environmental, and other risks

•	No tolerance for reputational risks that could affect our brand

3.	Meet the needs and expectations of our customers, employees, shareholders and other key stakeholders.

4.	Ensure a deep, diverse and engaged pool of talented Scotiabankers.

5.	Operate in an efficient, secure and compliant manner.

Key risk appetite measures provide clear levels of risk tolerance and risk limits, which are critical in implementing effective risk management. For major risks (credit, market, liquidity, and operational), the key risk appetite measures are supported by management level limit structures and controls. Management’s dedicated attention to these risks creates a focus on forward-looking activities that keeps the Bank within its risk appetite on an on-going basis.

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Risk management tools

Effective risk management includes tools that are guided by the Bank’s Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Policies and Limits

Policies

Establish the governance and risk management culture over the Bank’s risk-taking activities, and apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management, internal audit, business lines, and senior executive management. Industry best practices and regulatory requirements are also factored into the policies. Policies are guided by the Bank’s risk appetite, and set the limits and controls within which the Bank and its subsidiaries can operate.

•	Key risk policies are approved by the Board of Directors, either directly or through the Board’s Risk Committee or Audit and Conduct Review Committee (the Board).

•	Management level risk policies associated with processes such as model development and new products are approved by executive management and/or key risk committees.

Limits

Control risk-taking activities within the tolerances established by the Board and senior executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

Guidelines, Processes and Standards

Guidelines

Are the directives provided to implement policies as set out above. Generally, they describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. Guidelines ensure the Bank has the appropriate knowledge of clients, products, and markets, and that it fully understands the risks associated with the business it underwrites. Guidelines may change from time to time, due to market or other circumstances. Risk taking outside of guidelines usually requires approval of the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee, or Risk Policy Committee.

Processes

Are the activities associated with identifying, evaluating, documenting, reporting and controlling risk.

Standards

Define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation. Processes and standards are developed on an enterprise-wide basis, and documented in a series of policies, manuals and handbooks under the purview of GRM. Key processes cover the review and approval of new products, model validation and stress testing.

Measurement, Monitoring, and Reporting

Measurement

Global Risk Management is responsible for developing and maintaining an appropriate suite of risk management tools to support the operations of the various business lines, and for supporting the measurement of economic capital on an enterprise-wide basis. The risk sections explain the application of these techniques.

Risk measurement tools include the use of models and stress testing. The Bank uses models for a range of purposes including estimating the value of transactions, measuring risk exposures, determining credit risk ratings and parameters, and calculating economic and regulatory capital. The use of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

quantitative risk methodologies and models is balanced by a strong governance framework and includes the application of sound and experienced judgement. The development, independent review, and approval of models are subject to formalized policies where applicable, including the oversight of senior management committees such as the Model Review Committee (for market risk, counterparty credit risk and liquidity risk models).

Regular Monitoring

Ensures that business activities are within approved limits or guidelines, and are aligned with the Bank’s strategies and risk appetite. Breaches, if any, of these limits or guidelines are reported to senior management, risk committees, and/or the Board depending on the limit or guideline.

Risk Reports

Aggregate measures of risk across products and businesses, and are used to ensure compliance with policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the Bank’s portfolios. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios.

Control and audit functions are also established that are independent of the organizations whose activities they review, and whose mission is to provide enterprise-wide independent, objective assurance over the design and operation of the Bank’s controls and operational processes and to provide advisory services designed to improve the Bank’s operations.

Stress testing

The Bank’s stress testing programs draw upon the principles set out under guidelines issued by the Office of the Superintendent of Financial Institutions, in particular:

•	Guideline A-1 Capital Adequacy Requirements (Chapter 9 Stress Testing),

•	Guideline E-18 Stress Testing – Sound Business and Financial Practices, and

•	the Internal Capital Adequacy Assessment Process;

as well as international industry groups, in particular:

•	the Institute of International Finance (Governance for Strengthened Risk Management), and

•	the International Monetary Fund (Macrofinancial Stress Testing – Principles and Practices), and

•	the Bank for International Settlements Principles for sound stress testing practices and supervision.

Stress testing programs at both enterprise-wide level and individual risk level allow the Bank to estimate the potential impact on income, capital and liquidity of significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes, as well as crisis management planning. The development, approval and on-going review of the Bank’s stress testing programs are subject to formalized policy, and are under the oversight of the Stress Testing Committee. Where appropriate, the Board of Directors or the Risk Committee of the Board approves stress testing limits for certain risk factors, and receives reports on performance regularly.

Each stress testing program is developed with input from a broad base of stakeholders, and results are integrated into management decision-making processes for capital, funding, market risk limits, and credit risk appetite. The stress testing programs are designed to capture a number of enterprise-wide stress scenarios with differing severities and time horizons which reflect Scotiabank’s risk profile. Recent scenarios include an OSFI Macro-Stress scenario and an internal China Deflationary Scenario. These scenarios included macro-economic variables, such as: liquidity and commodity price shocks, declining GDP, declining housing prices, volatile market conditions and other recessionary factors.

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Principal risk types

The principal risk types, their governing documentation, and their applicability to risk appetite are outlined in the table below.

Risk Type	Governing Documentation	Application to Risk Appetite
Credit Risk	Credit Risk Policy Credit Risk Appetite Collective Allowance Policy for Performing Loans Residential Mortgage Underwriting Policy

Quantitative limits/tolerances:

•   Exposure to a single customer or group of related parties (limits differentiated by customer risk rating and security cover);

•   Country risk (exposure limits to control transfer/cross-border and sovereign default risks); and

•   Industry concentrations (exposure and risk adjusted concentration limits).

Market Risk	Market and Structural Risk Management Policy	Quantitative limits/tolerances, such as various VaR limits, stress test results, equity and debt investment exposures, and structural interest rate and foreign exchange exposures.
Liquidity and Funding Risk	Liquidity Risk and Collateral Management Policy

Quantitative limits/tolerances, such as:

•   Appropriate hold levels of unencumbered high quality liquid assets that can be readily sold or pledged;

•   Limits to control the maximum net cash outflow over specified short-term horizon; and

•   Diversification of funding by source, type of depositor, instrument, term and geographic market.

Other Risks
Operational Risk

Operational Risk Management Policy and Framework

Internal Control Policy

Fiduciary Risk Management Policy

Model Risk Management Policy

New Products and Services Risk Management Policy

Information Technology Risk Management Policy

Outsourcing & Other Arrangements Risk Management Policy

•   Systematic identification, measurement, mitigation and monitoring of operational risk, regardless of whether the risk is internal to the Bank or outsourced to a third party;

•   Minimization of residual operational risk; and

•   Expressed quantitatively by an aggregate loss limit.

Reputational Risk	Reputational Risk Policy Guidelines for Business Conduct Compliance Policy

•   Low tolerance for reputational, legal, or taxation risk arising in business activities, initiatives, products, services, transactions or processes, or from a lack of suitability of products for clients.

Environmental Risk	Environmental Policy	Consistency with the Equator Principles by requiring provisioning of project financing only to those projects whose borrowers can demonstrate their ability and willingness to comply with comprehensive processes aimed at ensuring that projects are developed in a socially responsible manner and according to sound environmental management practices.
Strategic Risk	Annual Strategy Report to the Board of Directors	Strategy report considers linkages between the Bank’s Risk Appetite Framework with the enterprise strategy, business line strategies and corporate function strategies; also incorporates linkages to measuring progress against strategic priorities and implementation.
Insurance Risk	Insurance Risk Policy and Framework	Maintain minimal exposure to insurance risk; where insurance risks are taken, it is on a selective basis to achieve stable and sustainable earnings, the risk assumed is diversified geographically and by product, and the majority is short-term.

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T46 Exposure to risks arising from the activities of the Bank’s businesses

(1)	Average assets for the Other segment include certain non-earning assets related to the business lines.
(2)	Economic equity is reported on a twelve month average basis, consistent with Return on Economic Equity.
(3)	Includes economic equity for goodwill and intangibles.
(4)	Risk-weighted assets (RWA) are as at October 31, 2015 as measured for regulatory purposes in accordance with the Basel III all-in approach.

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Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank. Credit risk includes settlement risk, suitability risk and wrong way risk.

Index of all credit risk disclosures

	Page	Tables and charts	Page
Credit risk summary	74
Credit Risk Management Framework
Risk measures	74
Corporate and commercial	75
Risk ratings	75
Adjudication	75
Credit Risk Mitigation-Collateral/Security	75
Traditional Non-Retail Products	75
Commercial/Corporate Real Estate	75
Traded products	76
Credit Risk Mitigation-Collateral/Security	76
Retail	76
Adjudication	76
Risk ratings	76
Credit Risk Mitigation-Collateral/Security	77
Credit Quality	22	T2 Financial highlights	14
Allowance for credit losses	24	T11 Provision for credit losses as a percentage of average loans and acceptances	23
Impaired loans	25	T12 Net charge-offs as a percentage of average loans and acceptances	23
		T63 Gross impaired loans by geographic segment	109
		T64 Provision against impaired loans by geographic segment	109
		T65 Cross-border exposure to select countries	109
		T66 Loans and acceptances by type of borrower	110
		T67 Off balance-sheet credit instruments	110
		T68 Changes in net impaired loans	111
		T69 Provision for credit losses	112
		T70 Provision for credit losses against impaired loans by type of borrower	112
		T71 Impaired loans by type of borrower	113
		T72 Total credit risk exposures by geography	113
		T73 AIRB credit risk exposures by maturity	113
		T74 Total credit risk exposures and risk-weighted assets	114

		Analysis of the aggregate credit risk exposure including market risk exposure, assets of the Bank’s insurance subsidiaries and other assets that fully reconciles to the balance sheet (refer Note 36 – Financial instruments – risk management in the consolidated financial statements)	199
Acquisition-related purchased loans	25
Risk diversification	25	C10 Well diversified in Canada and internationally – loans and acceptances	27
		C11 and in household and business lending – loans and acceptances	27
		T62 Loans and acceptances by geography	108
Risk mitigation	25
Overview of loan portfolio	26	T17 European exposure	28
Oil and gas	26	T18 Funded exposures	29
Puerto Rico	26	T19 Bank’s exposure distribution by country	29
Residential mortgages	26	T20 Indirect exposures	30
Loans to Canadian condominium developers	28
European exposures	28
Financial instruments	52	T38 Mortgage-backed securities	53
		T39 Collateralized debt obligations (CDOs)	53

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Credit risk summary

•

Loans and acceptances (Retail and Non-Retail) remained diversified by region, industry and customer. Regional exposure is spread across our key markets (Canada 66.6%, United States 6.4%, Mexico 3.9%, Peru 3.6%, Chile 3.5%, Colombia 1.9%, and Other 14.1%). Financial Services, constitutes 4.5% of overall gross exposures (before consideration of collateral) and was $21 billion, a decrease of $1 billion from October 31, 2014. These exposures are predominately to highly rated counterparties and are generally collateralized.

•

The Bank’s overall loan book as of October 31, 2015 increased to $473 billion versus $438 billion as of October 31, 2014, with growth in the portfolio mainly driven by Personal, and Business and Government Lending. Residential mortgages were $217 billion as at October 31, 2015, with 88% in Canada. The corporate loan book, which accounts for 35% of the total loan book, is composed of 55% of loans with an investment grade rating as of October 31, 2015, unchanged from October 31, 2014.

The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and appetite statements are important elements used to create this culture.

The Board of Directors, either directly or through the Risk Committee (the Board), reviews and approves the Bank’s Credit Risk Appetite annually and Credit Risk Policy biennially.

•	The objectives of the Credit Risk Appetite are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The Credit Risk Policy articulates the credit risk management framework, including:

–	key credit risk management principles;

–	delegation of authority;

–	the credit risk management program;

–	counterparty credit risk management for trading and investment activities;

–	aggregate limits, beyond which credit applications must be escalated to the Board for approval; and

–	single name/aggregation exposures, beyond which a summary of exposures must be reported to the Board.

Global Risk Management develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments are also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and Global Risk Management regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.

Risk measures

The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters – probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:

•	Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and

•	The review and validation processes represent an effective challenge to the design and development process.

Non-retail credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within Global Risk Management are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within Global Risk Management, they are also independent from the units involved in risk rating approval and credit adjudication.

Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the collective allowance for credit losses, and return on economic capital.

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Corporate and commercial

Corporate and commercial credit exposure arises in Canadian Banking, International Banking and Global Banking and Markets business lines.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) codes – an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal borrower IG codes and external agency ratings is shown in Table 30 on page 46.

IG codes are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain requests to the Risk Policy Committee. In certain cases, these must be referred to the Risk Committee of the Board of Directors.

Adjudication

Credit adjudication units within Global Risk Management analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;

•	The borrower’s current and projected financial results and credit statistics;

•	The industry in which the borrower operates;

•	Economic trends; and

•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals.

Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts group for monitoring and resolution.

Credit Risk Mitigation – Collateral/Security

Traditional Non-Retail Products (e.g. Operating lines of Credit, Term Loans)

Collateral values are accurately identified at the outset and throughout the tenure of a transaction by using standard evaluation methodologies. Collateral valuation estimates are conducted at a frequency that is appropriate to the frequency by which the market value fluctuates, using the collateral type and the Borrower risk profile.

In addition, when it is not cost effective to monitor highly volatile collateral (e.g. accounts receivable, inventory), appropriate lending margins are applied to compensate (e.g. accounts receivable are capped at 80% of value, inventory at 50%). The frequency of collateral valuations is also increased when early warning signals of a Borrower’s deteriorating financial condition are identified.

Borrowers are required to confirm adherence to covenants including confirmation of collateral values on a periodic basis, which are used by the Bank to provide early warning signals of collateral value deterioration. Periodic inspections of physical collateral are performed where appropriate and where reasonable means of doing so are available.

Bank procedures require verification including certification by Banking officers during initial, annual, and periodic reviews, that collateral values/margins/etc. have been assessed and, where necessary, steps have been taken to mitigate any decreased collateral values.

The Bank does not use automated valuation models (AVMs) for valuation purposes. Global Risk Management (GRM) performs its own valuations of companies based on various factors such as book value, discounted book value, enterprise value etc.

Commercial/Corporate Real Estate

New or updated appraisals are generally obtained at inception of a new facility, as well as during Loan Modifications, Loan Workouts and Troubled Debt Restructure. The primary reason for requiring a new appraisal is if, in the reasonable opinion of the Banking Execution Unit, or GRM Real Estate,

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there has been a material change in value. Additionally, none of the appraisal guidelines contained within the policies should dissuade the Bank from requesting an appraisal more frequently if an adverse change in market conditions, sponsorship, credit worthiness, of other underwriting assumptions is realized or expected.

Appraisals must be in writing and must contain sufficient information and analysis to support the Bank’s decision to make the loan. Moreover, in rendering an opinion of the property’s market value, third party appraisers are responsible for establishing the scope of work necessary to develop credible assignment results. The appraisal must meet the regulatory and industry requirements which, depending on the type of property being appraised, contain any or all of the following three approaches to value:

i.	comparable sales approach
ii.	replacement cost approach
iii.	income approach

The appraiser should disclose the rationale for the omission of any valuation approach. Furthermore, the appraiser must disclose whether the subject property was physically inspected and whether anyone provided significant assistance to the person signing the appraisal report. The report should contain a presentation and explanation of the assumptions used in determining value under each of the above mentioned approaches.

Review of every appraisal is conducted by the banking units and GRM Real Estate to confirm that the appraisal identifies all of the relevant issues for the specific asset class, location and economic environment and incorporates all appropriate valuation methodologies and assumptions. In most cases, the banking units also include comparable properties in addition to what is included in the appraisal to further justify value.

When third party assessors are used, they must be accredited and satisfactory to the Bank. In addition, GRM validates any third party valuations via internal desktop estimates either based on comparables or discounted income valuations.

Traded products

Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, and exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Credit risk mitigation  –  collateral/security

Derivatives are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bilateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure.

For derivative transactions, investment grade counterparties account for approximately 90% of the credit risk. Approximately 40% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2015. No individual exposure to an investment grade bilateral counterparty exceeded $1,200 million and no individual exposure to a corporate counterparty exceeded $610 million.

Retail

Retail credit exposures arise in the Canadian Banking and International Banking business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions on consumer loans are processed by proprietary adjudication software and are based on risk ratings, which are generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. International Banking uses a similar approach to risk modeling, adjudication and portfolio management.

All credit scoring and policy changes are initiated by units within Global Risk Management that are functionally independent from the business units responsible for retail portfolios. Risk models and parameters are also subject to independent validation and review from the units involved in the design and development of models. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

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The overall risk ratings system under AIRB approach is subject to regular review with ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence.

Customer behavior characteristics which are used as inputs within the Bank’s Basel III AIRB models are consistent with those used by the Bank’s Canadian consumer risk rating systems. The International portfolios are subject to the Standardized approach at this time.

Credit risk mitigation  –  collateral/security

The property values for residential real estate secured exposures are confirmed at origination through a variety of validation methodologies, including AVM and full appraisal’s (in-person inspection). The appraisal is completed by a third party, Bank approved appraiser. For monitoring of material portfolios, property values are indexed quarterly to house prices. For loan impairment within the material portfolios, residential property values are re-confirmed using third party AVM’s.

Where AVM values are used, these AVM values are subject to routine validation through a continuous random sampling process that back-tests AVM values against available property appraisals (primarily third party AVMs). Where third party appraisals are obtained, the Bank relies on the professional industry accreditation of the appraiser. Samples of approved appraisal reports are reviewed by the Bank’s senior appraisers to ensure consistent appraisal quality and satisfactory appraisal values. The third party appraisers are selected from a pre-approved list of Bank-vetted appraisers.

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Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Below is an index of market risk disclosures:

Index of all market risk disclosures

Index	Page	Tables and charts	Page
Market risk factors	79
Interest rate risk	79
Credit spread risk	79
Foreign currency risk	79
Equity risk	79
Commodity risk	79
Market risk governance	79
Risk measurement summary	79
Value at risk	79
Incremental risk charge and comprehensive risk measure	80
Stress testing	80
Sensitivity analysis	80
Gap analysis	80
Validation of market risk models	80
Non-trading market risk	80-81
Interest rate risk		C30 Interest rate gap	81
		T47 Interest rate gap	81
		T48 Structural interest rate sensitivity	82
Foreign currency risk	82
Investment portfolio risks	82
Trading market risk	82-83	T49 Total one-day VaR by risk factor	82
		C31 Trading revenue distribution	83
		C32 Daily trading revenue vs. VaR	83
Market risk linkage to balance sheet	84	T50 Market risk linkage to balance sheet of the Bank	84
Derivative instruments and structured transactions	84
Derivatives	84
Structured transactions	84
European exposures	28-30	T17 European exposure	28
		T18 Funded exposures	29
		T19 Bank’s exposure distribution by country	29
Market risk	48	T35 Total market risk capital	49
Financial instruments	52-53	T38 Mortgage-backed securities	53
		T39 Collateralized debt obligations (CDOs)	53

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Market risk factors

Interest rate risk

The risk of loss due to changes in the level and/or the volatility of interest rates. This risk affects instruments such as, but not limited to, debt securities, loans, mortgages, deposits and derivatives.

Interest rate risks are managed through sensitivity, gap, stress testing, annual income and VaR limits and mitigated through portfolio diversification and hedges using interest rate derivatives and debt securities.

Credit spread risk

The risk of loss due to changes in the market price and volatility of credit, or the creditworthiness of issuers. This risk is mainly concentrated in loan and debt securities portfolios. Risk is managed through sensitivity, jump-to-default, stress testing and VaR limits and mitigated through hedges using credit derivatives.

Foreign currency risk

The risk of loss resulting from changes in currency exchange rates and exchange rate volatility. Foreign currency denominated debt and other securities as well as future cash flows in foreign currencies are exposed to this type of risk. Risk is managed through maximum net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using foreign exchange positions or derivatives.

Equity risk

The risk of loss due to changes in prices, volatility or any other equity related risk factor of individual equity or equity linked securities. This risk affects instruments such as, but not limited to, equities, exchange traded funds, mutual funds, derivatives and other equity linked products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using physical equity and derivatives instruments.

Commodity risk

The risk of loss due to changes in prices or volatility of precious metal, base metal, energy and agriculture products. Both commodity physical and derivatives positions are exposed to this risk. Risk is managed through aggregate and net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using physical commodity and derivative positions.

The following maps risk factors to trading and non-trading activities:

Non-trading Funding	Investments	Trading
Interest rate risk Foreign currency risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk	Interest rate risk Credit spread risk Foreign Currency risk Equity risk Commodity risk

Market Risk Governance

Overview

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Asset-Liability Committee (ALCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and ALCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management, the back offices, or Finance. They provide senior management, business units, the ALCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), Incremental Risk Charge, Comprehensive Risk Measure, stress testing, sensitivity analysis and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary.

Risk Measurement Summary

Value at risk (VaR)

VaR is a statistical method of measuring potential loss due to market risk based upon a common confidence interval and time horizon. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. VaR has two components: general market risk and debt specific risk. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. Obligor specific risk on debt instruments and credit derivatives not captured in general market risk VaR is calculated through the debt specific risk VaR, which uses a Monte Carlo simulation. In addition, the Bank calculates a Stressed VaR measure which follows the same basic methodology as VaR but is calibrated to a one year stressed period. The stressed period is determined based on analysis of the trading book’s risk profile against historical market data. Stressed VaR complements VaR in that it evaluates the impact of market volatility that is outside the VaR’s historical set.

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All material risk factors are captured in VaR. Where historical data is not available, proxies are used to establish the relevant volatility for VaR and Stressed VaR until sufficient data is available. Changes in VaR between reporting periods are generally due to changes in positions, volatilities and/or correlations between asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Backtesting is also an important and necessary part of the VaR process. The Bank backtests the actual trading profit and loss against the VaR result to validate the quality and accuracy of the Bank’s VaR model. The Board reviews VaR and backtesting results quarterly.

Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM)

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture the following:

Default risk: This is the potential for direct losses due to an obligor’s (equity/bond issuer or counterparty) default.

Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. In addition, for CRM in correlation trading there is a market simulation model to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon. The Board reviews IRC and CRM results quarterly.

Stress testing

A limitation of VaR and Stressed VaR is that they only reflect the recent history of market volatility and a specific one year stressed period, respectively. To complement these measures, stress testing examines the impact that abnormally large changes in market factors and periods of prolonged inactivity might have on trading portfolios. Stress testing scenarios are designed to include large shifts in risk factors as well as historical and theoretical multi risk market events. Historical scenarios capture severe movements over periods that are significantly longer than the one-day holding period captured in VaR, such as the 2008 Credit Crisis or the 1998 Russian Financial Crisis. Similar to Stressed VaR, stress testing provides management with information on potential losses due to tail events. In addition, the results from the stress testing program are used to verify that the Bank’s market risk capital is sufficient to absorb these potential losses.

The Bank subjects its trading portfolios to a series of daily, weekly and monthly stress tests. The Bank also evaluates risk in its investment portfolios monthly, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.

Sensitivity analysis

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. These measures apply across product types and geographies and are used for limit monitoring and management reporting.

In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. It is applied globally to each of the major currencies within the Bank’s operations. The Bank’s sensitivity analysis for limit and disclosure purposes is measured through positive and negative parallel shifts in the underlying interest rate curves. The Bank also performs sensitivity analysis using various non-parallel interest rate curve shifts, for example: curve steepeners, curve flatteners and curve twists. The Board reviews sensitivity results quarterly.

Gap analysis

Gap analysis is used to assess the interest rate sensitivity of re-pricing mismatches in the Bank’s non-trading operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods based on expected re-pricing dates. Products with a contractual maturity are assigned an interest rate gap term based on the shorter of the contractual maturity date and the next re-pricing date. Products with no contractual maturity are assigned an interest rate gap based on observed historical consumer behaviour. The Board reviews gap results quarterly.

Validation of market risk models

Prior to the implementation of new market risk models, rigorous validation and testing is conducted. Validation is conducted when the model is initially developed and when any significant changes are made to the model. The models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier revalidation when there have been significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate;

•	Impact tests including stress testing that would occur under historical and hypothetical market conditions

•	The use of hypothetical portfolios to ensure that the model is able to capture concentration risk that may arise in an undiversified portfolio.

The validation process is governed by the Bank’s Model Risk Management Policy.

Non-trading market risk

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The Asset-Liability Committee meets biweekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

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Interest rate risk

Interest rate risks in the non-trading portfolios are predominately driven by the interest rate mismatch (i.e. repricing frequency) in the asset and liability exposures. The largest exposures in the non-trading book arise from retail banking operations in Canada. The largest component of this risk is from positions related to the retail mortgage book. Table 47 shows a summary of the interest rate gaps for the Bank’s non-trading positions.

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The annual income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These limits are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Asset-Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

Net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest rate paid on its liabilities. The difference in yields partly reflects mismatch between the maturity and re-pricing characteristics of the assets and liabilities. This mismatch is inherent in the non-trading operations of the Bank and exposes it to adverse changes in the level of interest rates. The Asset-Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of enhancing net interest income within established risk tolerances.

Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for limit monitoring and planning purposes. The Bank’s interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations.

Table 48 shows the after-tax impact of an immediate and sustained 100 basis point shock over a one year period on annual income and economic value of shareholder’s equity. The interest rate sensitivities tabulated are based on a static balance sheet. There are no assumptions made for management actions that may mitigate risk. Based on the Bank’s interest rate positions at year-end 2015, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase after-tax net income by approximately $242 million over the next 12 months. During fiscal 2015, this measure ranged between $84 million and $242 million.

This same increase in interest rates would result in an after-tax decrease in the present value of the Bank’s net assets of approximately $489 million. During fiscal 2015, this measure ranged between $314 million and $603 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (annual income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The annual income and economic value results are compared to the authorized Board limits. There were no limit breaches in the reporting period.

C30	Interest rate gap

$ billions, one-year interest rate gap

T47 Interest rate gap

Interest rate sensitivity position(1) As at October 31, 2015 ($ billions)	Within 3 months	3 to 12 months	Over 1 year	Non- interest rate sensitive	Total
Canadian dollars
Assets	$209.9	$39.4	$132.2	$5.0	$386.5
Liabilities	$209.4	$55.3	$109.3	$12.5	$386.5
Gap	$0.5	$(15.9)	$22.9	$(7.5)	$–

Foreign currencies
Assets	$313.7	$25.4	$50.3	$80.6	$470.0
Liabilities	$289.8	$38.6	$35.5	$106.1	$470.0
Gap	$23.9	$(13.2)	$14.8	$(25.5)	$–

Total
Gap	$24.4	$(29.1)	$37.7	$(33.0)	$–
As at October 31, 2014
Gap	$30.6	$(20.8)	$18.0	$(27.8)	$–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.

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T48 Structural interest sensitivity(1)

	2015		2014

As at October 31 ($ millions)	Economic Value of Shareholders’ Equity	Annual Income	Economic Value of Shareholders’ Equity	Annual Income
After-Tax Impact of
100bp increase in rates
Non-trading risk	$(489)	$242	$(498)	$179
100bp decrease in rates
Non-trading risk	$419	$(73)	$474	$(52)
(1)	Corresponding with the current low interest rate environment, the annual income sensitivity for CAD, U.S., EUR and GBP exposures is measured using a 25 basis point decline. Prior period amounts have been restated to reflect this change.

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Asset-Liability Committee reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.

The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The Asset-Liability Committee also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2015, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $60 million (October 31, 2014 – $49 million) in the absence of hedging activity, primarily from the exposure to U.S. dollars.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading market risk

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to both theoretical profit and loss results based on fixed end of day positions and actual reported profit and loss. A VaR at the 99% confidence interval is an indication of a 1% probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon. During fiscal 2015, there were two theoretical profit/loss exceptions due to declines in North American interest rates, and widening credit spreads. There were no actual profit/loss exceptions.

In fiscal 2015, the total one-day VaR for trading activities averaged $11.3 million, compared to $20.8 million in 2014. The decrease was due substantially to a model enhancement to the treatment of credit spreads in VaR.

T49 Total one-day VaR by risk factor

	2015				2014

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Credit Spread plus Interest Rate	$10.6	$9.0	$15.2	$6.3	$8.6	$13.1	$22.1	$8.2
Credit Spread	8.1	7.8	10.1	5.8	8.1	9.6	12.4	7.6
Interest Rate	4.3	4.4	7.9	2.7	4.2	9.3	18.1	4.2
Equities	4.1	2.5	10.7	1.1	2.2	2.6	5.9	1.5
Foreign Exchange	0.8	1.1	3.2	0.4	0.9	0.9	1.9	0.4
Commodities	2.0	4.0	5.6	1.9	3.2	2.8	5.5	1.6
Debt Specific	7.4	5.5	20.7	3.9	20.4	15.8	22.2	11.1
Diversification Effect	(12.9)	(10.8)	N/A	N/A	(12.8)	(14.5)	N/A	N/A
All-Bank VaR	$11.9	$11.3	$23.0	$8.2	$22.5	$20.8	$27.3	$16.0
All-Bank Stressed VaR	$22.3	$24.4	$36.9	$17.4	$38.7	$32.9	$40.3	$25.3

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The Bank also calculates a Stressed VaR which uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time period identified as stressful, given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis surrounding the collapse of Lehman Brothers. In fiscal 2015, the total one-day Stressed VaR for trading activities averaged $24.4 million compared to $32.9 million in 2014. The decrease was primarily due to a model enhancement to the treatment of credit spreads in VaR.

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture obligor default and migration risk. On October 31, 2015 the market risk capital requirements for IRC and CRM were $488 million and $201 million respectively.

Description of Trading Revenue Components and graphical comparison of VaR to daily P&L

Chart 31 shows the distribution of daily trading revenue for fiscal 2015 and Chart 32 compares that distribution to daily VaR results. Trading revenue includes changes in portfolio value as well as the impact of new trades, commissions, fees and reserves. Some components of revenue which are calculated less frequently are pro-rated. Trading revenue averaged $6.1 million per day, compared to $6.0 million for 2014. Revenue was positive on 95% of trading days during the year, unchanged from 2014. During the year, the largest single day trading loss was $12.0 million which occurred on September 30, 2015, and was lower than the total VaR of $14.1 million on the same day.

C31	Trading revenue distribution

Year ended October 31, 2015

C32	Daily trading revenue vs. VaR

$ millions, November 1, 2014 to October 31, 2015

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in Table 50 below.

T50 Market risk linkage to Consolidated Statement of Financial Position of the Bank

	Market Risk Measure

As at Oct 31, 2015 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$10,550	$10,550	$–	$–	n/a
Trading assets	99,140	99,140	–	–	n/a
Financial instruments designated at fair value through profit or loss	320	–	320	–	Interest rate
Derivative financial instruments	41,003	36,131	4,872	–	Interest rate, FX, equity
Investment securities	43,216	–	43,216	–	Interest rate, equity
Loans	458,628	–	458,628	–	Interest rate, FX
Assets not subject to market risk(1)	203,640	–	–	203,640	n/a
Total assets	$856,497	$145,821	$507,036	$203,640

Deposits	$600,919	$–	$572,766	$28,153	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,486	–	1,486	–	Interest rate, equity
Obligations related to securities sold short	20,212	20,212	–	–	n/a
Derivative financial instruments	45,270	41,988	3,282	–	Interest rate, FX, equity
Trading liabilities(2)	7,812	7,812	–	–	n/a
Retirement and other benefit liabilities	2,054	–	2,054	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	125,265	–	–	125,265	n/a
Total liabilities	$803,018	$70,012	$579,588	$153,418

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

	Market Risk Measure

As at Oct 31, 2014 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$7,286	$7,286	$–	$–	n/a
Trading assets	113,248	113,248	–	–	n/a
Financial instruments designated at fair value through profit or loss	111	–	111	–	Interest rate
Derivative financial instruments	33,439	31,401	2,038	–	Interest rate, FX, equity
Investment securities	38,662	–	38,662	–	Interest rate, equity
Loans	424,309	–	424,309	–	Interest rate, FX
Assets not subject to market risk(1)	188,611	–	–	188,611	n/a
Total assets	$805,666	$151,935	$465,120	$188,611

Deposits	$554,017	$–	$526,929	$27,088	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	465	–	465	–	Interest rate, equity
Obligations related to securities sold short	27,050	27,050	–	–	n/a
Derivative financial instruments	36,438	34,992	1,446	–	Interest rate, FX, equity
Trading liabilities(2)	4,571	4,571	–	–	n/a
Retirement and other benefit liabilities	2,095	–	2,095	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	131,819	–	–	131,819	n/a
Total liabilities	$756,455	$66,613	$530,935	$158,907

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the

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credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by trading management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the liquidity risk framework are:

•

Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons (cash gaps), a minimum level of core liquidity, and liquidity stress tests.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the ALCO with analysis, risk measurement, stress testing, monitoring and reporting.

•

Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry-wide and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank to understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•

Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent-level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geography.

•

Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to Bank-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include borrowing capacity from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2015, unencumbered liquid assets were $198 billion (October 31, 2014 – $183 billion). Securities including NHA mortgage-backed securities, comprised 63% of liquid assets (October 31, 2014 – 68%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans, was 37% (October 31, 2014 – 32%). The increase in liquid assets was mainly attributable to an increase in cash and deposits with central banks, precious metals, deposits with financial institutions, and government debt securities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Statement of Financial Position as at October 31, 2015. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

T51 Liquid asset pool

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2015 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$63,228	$–	$63,228	$–	$8,700	$54,528	$–
Deposits with financial institutions	10,699	–	10,699	–	3,255	7,444	–
Precious metals	10,550	–	10,550	–	117	10,433	–
Securities
Canadian government obligations	24,198	21,206	45,404	22,242	–	23,162	–
Foreign government obligations	39,525	29,989	69,514	44,547	–	24,967	–
Other securities	52,396	55,752	108,148	65,405	–	42,743	–
Loans
NHA mortgage-backed securities(2)	36,409	–	36,409	2,847	–	33,562	–
Call and short loans	1,352	–	1,352	–	–	1,352	–
Total	$238,357	$106,947	$345,304	$135,041	$12,072	$198,191	$–

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2014 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$49,507	$–	$49,507	$–	$5,262	$44,245	$–
Deposits with financial institutions	7,223	–	7,223	–	1,441	5,782	–
Precious metals	7,286	–	7,286	–	43	7,243	–
Securities
Canadian government obligations	31,551	17,595	49,146	27,059	–	22,087	–
Foreign government obligations	36,959	41,405	78,364	61,380	–	16,984	–
Other securities	55,868	44,195	100,063	52,586	–	47,477	–
Loans
NHA mortgage-backed securities(2)	42,286	–	42,286	3,686	–	38,600	–
Call and short loans	976	–	976	–	–	976	–
Total	$231,656	$103,195	$334,851	$144,711	$6,746	$183,394	$–

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available for sale, are reported as residential mortgage loans on the balance sheet.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

T52 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

As at October 31 ($ millions)	2015	2014
Bank of Nova Scotia (Parent)	$151,868	$141,999
Bank domestic subsidiaries	20,374	23,583
Bank foreign subsidiaries	25,949	17,812
Total	$198,191	$183,394

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (87%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

T53 Asset Encumbrance

				Encumbered assets		Unencumbered assets

As at October 31, 2015 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$63,228	$–	$63,228	$–	$8,700	$54,528	$–
Deposits with financial institutions	10,699	–	10,699	–	3,255	7,444	–
Precious metals	10,550	–	10,550	–	117	10,433	–
Liquid securities:
Canadian government obligations	24,198	21,206	45,404	22,242	–	23,162	–
Foreign government obligations	39,525	29,989	69,514	44,547	–	24,967	–
Other liquid securities	52,396	55,752	108,148	65,405	–	42,743	–
Other securities	5,797	3,313	9,110	2,806	–	–	6,304
Loans classified as liquid assets:
NHA mortgage-backed securities	36,409	–	36,409	2,847	–	33,562	–
Call and short loans	1,352	–	1,352	–	–	1,352	–
Other loans	439,207	–	439,207	10,904	41,492	9,134	377,677
Other financial assets(4)	145,063	(80,907)	64,156	5,299	–	–	58,857
Non-financial assets	28,073	–	28,073	–	–	–	28,073
Total	$856,497	$29,353	$885,850	$154,050	$53,564	$207,325	$470,911

				Encumbered assets		Unencumbered assets

As at October 31, 2014 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$49,507	$–	$49,507	$–	$5,262	$44,245	$–
Deposits with financial institutions	7,223	–	7,223	–	1,441	5,782	–
Precious metals	7,286	–	7,286	–	43	7,243	–
Liquid securities:
Canadian government obligations	31,551	17,595	49,146	27,059	–	22,087	–
Foreign government obligations	36,959	41,405	78,364	61,380	–	16,984	–
Other liquid securities	55,868	44,195	100,063	52,586	–	47,477	–
Other securities	9,759	4,840	14,599	3,291	–	–	11,308
Loans classified as liquid assets:
NHA mortgage-backed securities	42,286	–	42,286	3,686	–	38,600	–
Call and short loans	976	–	976	–	–	976	–
Other loans	395,554	–	395,554	11,625	38,435	10,358	335,136
Other financial assets(4)	144,019	(86,166)	57,853	2,748	–	–	55,105
Non-financial assets	24,678	–	24,678	–	–	–	24,678
Total	$805,666	$21,869	$827,535	$162,375	$45,181	$193,752	$426,227

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

As of October 31, 2015 total encumbered assets of the Bank were $208 billion (October 31, 2014 – $208 billion). Of the remaining $678 billion (October 31, 2014 – $620 billion) of unencumbered assets, $207 billion (October 31, 2014 – $194 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating by rating agencies, the Bank has to provide an additional $647 million or $803 million of collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Regulatory developments relating to liquidity

The OSFI Liquidity Adequacy Requirements (LAR) issued in May 2014 became effective in January 2015. The LAR guidelines are aligned with the Basel Committee’s international framework for liquidity risk management. LAR includes the Liquidity Coverage Ratio (LCR) and Net Cumulative Cash Flow (NCCF), along with other liquidity monitoring metrics prescribed by OSFI. Disclosure of the three-month average LCR commenced in the second quarter of 2015.

In October 2014, BCBS released its final document on the Net Stable Funding Ratio (NSFR), which was followed in June 2015 by the Net Stable Funding Ratio Disclosure Standards. The NSFR will become a minimum standard by January 1, 2018, and its public disclosure will commence in the first reporting period thereafter. The Bank continues to monitor developments related to liquidity requirements.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30 day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

OSFI’s LAR stipulates that banks must maintain an adequate level of unencumbered, high-quality liquid assets (HQLA) that can be converted into cash to meet liquidity needs over a 30 calendar day horizon under a pre-defined significantly severe liquidity stress scenario. The LCR-prescribed liquidity stress scenario includes assumptions for asset haircuts, deposit run-off, wholesale rollover rates, and outflow rates for commitments.

The HQLA are grouped into three categories: Level 1, Level 2A and Level 2B, based on guidelines from the LAR. Level 1 HQLA receive no haircuts, and includes cash, deposits with central banks, central bank reserves available to the Bank in times of stress, and securities with a 0% risk weight. Level 2A and 2B include HQLA of lesser quality and attracts haircuts ranging from 15%-50%.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s average LCR for the quarter ended October 31, 2015, based on month-end LCR calculations for August, September and October.

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T54 Bank’s average LCR

For the quarter ended October 31, 2015 ($ millions)	Total unweighted value (Average)(1)	Total weighted value (Average)(2)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$145,859
Cash outflows
Retail deposits and deposits from small business customers, of which:	$151,335	10,274
Stable deposits	71,437	2,284
Less stable deposits	79,898	7,990
Unsecured wholesale funding, of which:	148,617	82,722
Operational deposits (all counterparties) and deposits in networks of cooperative banks	34,505	8,336
Non-operational deposits (all counterparties)	89,711	49,985
Unsecured debt	24,401	24,401
Secured wholesale funding	*	33,592
Additional requirements, of which:	173,663	42,133
Outflows related to derivative exposures and other collateral requirements	28,819	16,912
Outflows related to loss of funding on debt products	4,348	4,348
Credit and liquidity facilities	140,496	20,873
Other contractual funding obligations	4,190	2,435
Other contingent funding obligations(3)	457,402	7,598
Total cash outflows	*	$178,754
Cash inflows
Secured lending (e.g. reverse repos)	$101,924	$26,966
Inflows from fully performing exposures	22,683	14,366
Other cash inflows	19,948	19,948
Total cash inflows	$144,555	$61,280

		Total adjusted value(4)
Total HQLA	*	$145,859
Total net cash outflows	*	$117,474
Liquidity coverage ratio (%)	*	124%

For the quarter ended July 31, 2015 ($ millions)		Total adjusted value(4)
Total HQLA	*	$140,147
Total net cash outflows	*	$110,316
Liquidity coverage ratio (%)	*	127%

*	Disclosure is not required under regulatory guideline.
(1)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(2)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(3)	Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.
(4)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA continues to be substantially comprised of Level 1 assets (as defined in the LAR guideline). The decline in the Bank’s average LCR for the quarter ended October 31, 2015 versus the average for the previous quarter was attributable to normal business activity.

The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuance.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $251 billion as at October 31, 2015 (October 31, 2014 – $231 billion). The increase since October 31, 2014, was due primarily to personal deposits and internal capital generation. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $137 billion (October 31, 2014 – $123 billion). Longer term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds. The increase since October 31, 2014, was primarily due to foreign exchange movement.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt is generated through the Bank’s Canadian Debt and Equity Shelf and the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds and Canadian NHA MBS), and of unsecured personal lines of credit through the Hollis Receivables Term Trust II Shelf. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the same type of run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and SEC Registered Covered Bond Shelf. As well, the Bank’s Covered Bond Program is listed with the U.K. Listing Authority. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

The table below provides the remaining contractual maturities of funding raised through wholesale funding. In the Statement of Financial Position, these liabilities are primarily included in Business & Government Deposits.

T55 Wholesale funding(1)

As at October 31, 2015 ($millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$3,553	$904	$343	$211	$122	$5,133	$88	$80	$–	$5,301
Bearer deposit notes, commercial paper and certificate of deposits	13,255	18,281	41,886	12,611	3,113	89,146	4,023	962	36	94,167
Asset-backed commercial paper(3)	1,720	3,920	1,648	–	–	7,288	–	–	–	7,288
Medium term notes and deposit notes	390	2,365	7,565	6,149	1,837	18,306	16,926	33,674	9,929	78,835
Asset-backed securities	–	1	–	1	500	502	661	1,042	440	2,645
Covered bonds	–	–	–	–	2,615	2,615	5,909	11,359	2,473	22,356
Mortgage securitization(4)	–	1,208	794	997	829	3,828	4,100	6,214	5,632	19,774
Subordinated debentures(5)	19	59	64	3	6	151	–	20	6,626	6,797
Total wholesale funding sources	$18,937	$26,738	$52,300	$19,972	$9,022	$126,969	$31,707	$53,351	$25,136	$237,163

Of Which:

Unsecured funding	$17,217	$21,610	$49,858	$18,974	$5,078	$112,737	$21,037	$34,735	$16,591	$185,100
Secured funding	1,720	5,128	2,442	998	3,944	14,232	10,670	18,616	8,545	52,063

As at October 31, 2014 ($millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$5,417	$755	$514	$104	$153	$6,943	$96	$117	$–	$7,156
Bearer deposit notes, commercial paper and certificate of deposits	9,111	24,400	33,152	15,192	3,913	85,768	8,567	1,103	121	95,559
Asset-backed commercial paper(3)	3,691	2,609	32	–	–	6,332	–	–	–	6,332
Medium term notes and deposit notes	3,127	6,266	2,953	2,294	5,499	20,139	12,026	30,448	7,317	69,930
Asset-backed securities	–	1	279	–	1	281	507	794	523	2,105
Covered bonds	2,254	–	1,408	–	2,817	6,479	2,254	8,205	2,158	19,096
Mortgage securitization(4)	–	616	779	696	392	2,483	3,869	8,526	5,356	20,234
Subordinated debentures(5)	16	16	53	45	29	159	–	–	5,288	5,447
Total wholesale funding sources	$23,616	$34,663	$39,170	$18,331	$12,804	$128,584	$27,319	$49,193	$20,763	$225,859

Of Which:

Unsecured funding	$17,671	$31,437	$36,672	$17,635	$9,594	$113,009	$20,689	$31,668	$12,726	$178,092
Secured funding	5,945	3,226	2,498	696	3,210	15,575	6,630	17,525	8,037	47,767

(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in T56 Contractual maturities. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $198 billion as at October 31, 2015 (October 31, 2014 – $183 billion) were well in excess of wholesale funding sources that mature in the next twelve months.

Contractual maturities and obligations

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at October 31, 2015, based on the contractual maturity date.

From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services that are enforceable, legally binding on the Bank and affect the Bank’s liquidity and capital resource needs.

The Bank leases a large number of its branches, offices and other locations. The majority of these leases are for a term of five years, with options to renew. The total cost of these leases, net of rental income from subleases, was $433 million in 2015 (2014 – $392 million). The increase primarily reflects higher contractual rents, business growth, the impact of foreign exchange and operational restructuring.

Two major outsourcing contracts have been entered into by the Bank. Both are cancellable with notice.

The largest is a contract with IBM Canada entered into in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, Automated Banking Machines, and desktop computing environment. The contract was expanded in 2005 to also include the computer operations for the Caribbean & Central America, and Mexico. The contract for the Canadian operations, Mexico and Caribbean & Central America was renewed earlier in 2013, for a further 5 year period.

The second is a five-year contract with options for renewal with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities and cheque services across Canada.

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T56 Contractual maturities

	As at October 31, 2015

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$65,315	$1,367	$477	$593	$567	$593	$892	$7	$14,666		$84,477
Trading assets	6,595	6,148	4,580	3,467	1,177	6,599	12,665	19,759	38,150		99,140
Financial instruments designated at fair value through profit or loss	–	–	66	–	–	–	16	–	238		320
Securities purchased under resale agreement and securities borrowed	65,182	11,121	5,738	2,003	3,268	–	–	–	–		87,312
Derivative financial instruments	2,789	2,412	1,580	1,168	1,479	3,761	9,541	18,273	–		41,003
Investment securities	1,292	2,215	4,006	2,059	2,140	7,534	16,648	4,299	3,023		43,216
Loans	25,763	24,120	27,190	23,976	24,561	71,989	181,600	32,772	46,657		458,628
Residential mortgages	3,120	5,695	11,584	11,690	11,570	43,088	108,597	20,366	1,788	(1)	217,498
Personal and credit cards	2,456	1,732	2,577	2,607	2,500	10,146	19,563	5,719	44,177		91,477
Business and government	20,187	16,693	13,029	9,679	10,491	18,755	53,440	6,687	4,889	(2)	153,850
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,197)		(4,197)
Customers’ liabilities under acceptances	7,987	2,120	146	37	6	–	–	–	–		10,296
Other assets	–	–	–	–	–	–	–	–	32,105		32,105
Liabilities and equity
Deposits	$54,015	$50,230	$67,936	$33,177	$19,993	$50,181	$68,116	$17,118	$240,153		$600,919
Personal	6,506	7,960	8,938	8,303	7,186	15,762	16,646	326	118,417		190,044
Non-personal	47,509	42,270	58,998	24,874	12,807	34,419	51,470	16,792	121,736		410,875
Financial instruments designated at fair value through profit or loss	–	18	–	–	7	9	648	804	–		1,486
Acceptances	7,987	2,120	146	37	6	–	–	–	–		10,296
Obligations related to securities sold short	52	50	208	162	223	2,530	5,425	7,851	3,711		20,212
Derivative financial instruments	3,767	2,196	1,912	1,182	1,241	3,786	11,109	20,077	-		45,270
Obligations related to securities sold under repurchase agreements and securities lent	60,814	8,232	4,483	332	3,154	–	–	–	–		77,015
Subordinated debentures	–	–	–	–	–	–	–	6,182	–		6,182
Other liabilities	867	1,535	358	533	307	878	2,444	3,803	30,913		41,638
Total equity	–	–	–	–	–	–	–	–	53,479		53,479
Off-Balance sheet commitments
Operating leases	$27	$57	$83	$81	$80	$285	$595	$546	$–		$1,754
Credit commitments(3)	6,633	6,588	16,985	16,264	18,052	20,335	76,660	4,878	5		166,400
Financial guarantees(4)	–	–	–	–	–	–	–	–	31,865		31,865
Outsourcing obligations	19	36	51	50	50	183	225	4	1		619

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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	As at October 31, 2014

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$49,912	$1,312	$398	$125	$715	$125	$394	$2	$11,033		$64,016
Trading assets	5,038	6,068	2,921	2,628	3,051	8,707	16,124	25,143	43,568		113,248
Financial instruments designated at fair value through profit or loss	–	–	–	12	–	60	–	–	39		111
Securities purchased under resale agreement and securities borrowed	71,611	14,251	3,604	2,134	1,148	1,118	–	–	–		93,866
Derivative financial instruments	2,216	2,582	1,430	1,059	1,011	3,559	6,922	14,660	–		33,439
Investment securities	1,846	1,674	2,951	1,740	1,577	10,071	9,805	4,697	4,301		38,662
Loans	25,495	21,343	25,828	27,558	23,305	71,750	155,459	28,112	45,459		424,309
Residential mortgages	2,589	3,983	12,441	15,686	12,309	47,999	97,540	18,395	1,706	(1)	212,648
Personal and credit cards	2,719	1,530	2,239	2,797	2,450	7,735	17,448	5,003	42,283		84,204
Business and government	20,187	15,830	11,148	9,075	8,546	16,016	40,471	4,714	5,111	(2)	131,098
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,641)		(3,641)
Customers’ liabilities under acceptances	7,778	2,032	65	1	–	–	–	–	–		9,876
Other assets	–	–	–	–	–	–	–	–	28,139		28,139
Liabilities and equity
Deposits	$53,612	$58,296	$52,802	$29,330	$22,930	$45,523	$65,793	$14,755	$210,976		$554,017
Personal	7,261	7,401	8,334	8,319	7,850	16,763	17,292	257	101,686		175,163
Non-personal	46,351	50,895	44,468	21,011	15,080	28,760	48,501	14,498	109,290		378,854
Financial instruments designated at fair value through profit or loss	3	23	17	–	–	–	187	235	–		465
Acceptances	7,778	2,032	65	1	–	–	–	–	–		9,876
Obligations related to securities sold short	34	159	990	269	183	3,912	7,645	10,924	2,934		27,050
Derivative financial instruments	2,156	2,629	1,266	1,386	945	4,232	8,656	15,168	–		36,438
Obligations related to securities sold under repurchase agreements and securities lent	73,074	8,929	2,280	1,586	3,084	–	–	–	–		88,953
Subordinated debentures	–	–	–	–	–	–	–	4,871	–		4,871
Other liabilities	372	489	398	184	92	1,948	2,999	3,387	24,916		34,785
Total equity	–	–	–	–	–	–	–	–	49,211		49,211
Off-Balance sheet commitments
Operating leases	$25	$53	$78	$78	$76	$261	$550	$577	$–		$1,698
Credit commitments(3)	5,062	4,165	9,950	13,315	14,475	13,821	73,224	3,424	5		137,441
Financial guarantees(4)	–	–	–	–	–	–	–	–	27,137		27,137
Outsourcing obligations	19	38	57	57	57	161	286	1	1		677

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Other Risks

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value.

In fiscal 2015, operational risk losses continue to be within the Bank’s risk appetite.

Governance and Organization

The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls. The governing principles of the Bank’s Operational Risk Management Framework include:

•

The three lines of defence model helps to ensure proper accountability and clearly defines the roles and responsibilities for operational risk management. The first line of defence is the business units, who own the risks in their businesses and operations. The second line of defence is led by a central risk management unit within Global Risk Management, with support from control and stewardship functions across the Bank. The third line of defence is Internal Audit.

•	The individual business lines are accountable for management and control of the significant operational risks to which they are exposed.

The Bank has a governance and organizational structure through which there is effective oversight and in which operational risk is managed to an established risk appetite, including:

–	The Board of Directors is responsible for sound corporate governance and approves biennially the Bank’s Operational Risk Management Policy;

–

A senior level Operational Risk Committee comprised of Heads of business lines and key control functions, and chaired by the Chief Risk Officer. This Committee provides consistent, Bank-wide oversight of operational risk management;

–	Business-line level operational risk committees are in place to ensure issues are known, discussed, managed and escalated, as needed and in a timely manner;

–	Executive management with clearly defined areas of responsibility;

–

A central unit in Global Risk Management responsible for: developing and applying methods to identify, assess, manage and monitor operational risks; and reporting on risks as well as actual loss events and to play a challenge role to the business units in their assessment and management of operational risk;

–

Independent specialist units responsible for developing methods to mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks;

–	Separation of duties between key functions; and

–

An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for testing controls to ensure that overall risk is at an acceptable level. The Internal Audit department is also responsible for auditing and assessing the Bank’s Operational Risk Management Framework and its design and effectiveness.

Operational Risk Management Framework

The Bank’s Operational Risk Management Framework sets out an integrated approach to identify, assess, control, mitigate and report operational risks across the Bank. The following are key components of the Bank’s Operational Risk Management Framework:

•

The Bank’s risk and control assessment program, which is managed by Global Risk Management’s central operational risk unit, includes formal reviews of significant units, operations and processes to identify and assess operational risks. This program provides a basis for management to ensure that key risks have been identified and that controls are functioning effectively. Business line management attests to the accuracy of each assessment and develops action plans to mitigate risks if controls are not identified as effective. Results of these reviews are summarized and reported to executive management and the Board of Directors.

•	The Bank has a standard inventory of operational risks which are discussed and considered in each risk assessment.

•

The Bank’s scenario analysis program provides a forward looking view of key risks and provides management with insights into how plausible but high impact, remote operational risk events might occur. Scenario analysis will also assist in the selection of severity distributions in the Bank’s Advanced Measurement Approach (AMA) capital model (discussed below).

•

The Bank’s Key Risk Indicator (KRI) program provides management with an early warning system of changes in risk exposure that may indicate that an operational risk appetite or tolerance may be breached. KRIs exist at the business line and all-Bank level.

•

The Business Environment and Internal Control Factors (BEICF) program incorporates the impact of key business environment and internal control factors into the regulatory capital allocated to divisions by utilizing a BEICF scorecard. The scorecard will be used to adjust capital calculations produced using the Bank’s AMA capital model and due to its forward-looking nature, it also assists with identifying new trends and emerging risks.

•

The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk unit within Global Risk Management, captures key information on operational losses. This data is analyzed, benchmarked against industry loss data and significant metrics, then reported to executive management and the Board of Directors to provide insight into operational risk exposures, appetites and trends.

•

Operational risk is difficult to quantify in a fulsome and accurate manner, due to the nature of operational risk itself. Operational risk is often included with or is a by-product of another form of risk and is not taken on intentionally. Tools for operational risk management and measurement continue to evolve across the global financial services industry. There are two methods for the calculation of operational risk regulatory capital available to the Bank under Basel framework – The Standardized Approach and the Advanced Measurement Approach (AMA). The Bank continues to use the Standardized Approach and will implement AMA, when approved by OSFI.

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•

Operational risk reporting is provided to the Bank’s senior executive management and the Board of Directors. In addition to details and trends from operational risk loss events, reporting also includes information on risk and control assessments and scenarios completed, industry trends and significant events, key risk indicators and Business Environment and Internal Control Factor (BEICF) survey results. The combination of these information sources provides both a backward and forward-looking view of operational risk at the Bank.

•

The Bank is a member of the Operational Riskdata Exchange Association (ORX), an international consortium of banks that share anonymized loss data. This industry data is used to support risk identification, assessment and will be used as an input to the Bank’s AMA capital model. Discussion forums within ORX also help to ensure that the Bank is current of all industry best practices and developments.

•	The Bank’s Fraud Management Office, which identifies threats of financial crime, implements systems and processes to mitigate loss and reports on fraud loss activity to senior management.

•	The Bank’s monitoring of industry events, identifies significant losses incurred at other financial institutions and provides a reference for reviewing and assessing the Bank’s own risk exposure.

•

The compliance risk management program led by Global Compliance through an established network and associated processes that include: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; monitoring and resolving issues; and reporting on the status of compliance and compliance controls to executive management, the Board of Directors, and regulators as required.

•

The Bank’s New Products and Services Risk Management Policy which describes the general principles applicable to the review, approval and implementation of new products and services within Scotiabank and is intended to provide overarching guidance. Processes are in place at the all-Bank level and in each business line for evaluation of risk in new businesses, services and products.

•

The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and monitors units to ensure compliance with these policies. The Bank’s business continuity management policy requires that all business units develop business continuity capabilities for their respective functions.

•

The Bank is exposed to ever increasing cyber risks, which may include theft of assets, unauthorized access to sensitive information, or operational disruption such as breaches of cyber security. With this in mind, the Bank has implemented a robust and continuously evolving cyber security program to keep pace with the evolving threats. While the Bank’s computer systems continue to be subject to cyber-attack attempts, the countermeasures in place remain effective. Scotiabank has not experienced material breaches of cyber security. The Bank continues to actively monitor this risk, leveraging external threat intelligence, internal monitoring, reviewing best practices and implementing additional controls as required, to mitigate these risks.

•	The Bank’s Model Risk Management Policy, which provides the framework for model review and approval under the oversight of the Operational Risk Committee.

•

The Bank’s training programs, including the mandatory Anti-Money Laundering, Operational Risk and Information Security courses and examinations which ensure employees are aware and equipped to safeguard our customers’ and the Bank’s assets.

•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.

Reputational risk

Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. While all employees, officers and directors are expected to protect the reputation of Scotiabank by complying with the Bank’s Guidelines for Business Conduct, the activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and new products and services.

The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.

The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.

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Environmental risk

Environmental risk refers to the possibility that environmental concerns involving Scotiabank or its customers could affect the Bank’s financial performance.

To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which is approved by the Bank’s Board of Directors. The policy guides day-to-day operations, lending practices, supplier agreements, the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines.

Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. This includes an environmental assessment where applicable, and commentary on climate change where it could have a material impact (including regulatory, physical or reputational impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated with mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 66.

In the area of project finance, the Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. The Equator Principles help financial institutions determine, assess and manage environmental and social risk. The principles apply to project finance loans and advisory assignments where total capital costs exceed US$10 million, and to certain project-related corporate loans. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against the use of child and forced labour.

Environmental concerns also play a prominent role in shaping the Bank’s real estate practices and purchasing decisions. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings from an environmental perspective. In addition, recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. Since 2012, GHG emissions data for the branch network and corporate offices has been externally verified. A variety of reduction measures are in place for energy, paper and waste. In order to further reduce the Bank’s environmental footprint, it is guided by an Environmental Paper Policy.

To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks can play to help address issues such as climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its practices in these areas.

Scotiabank has a number of environmentally related products and services to meet demand and promote the “green” economy. These include: an EcoEnergy Financing program designed to support personal and small business customers who wish to install small-scale renewable energy projects; an auto loan product for hybrid, electric and clean diesel vehicles; an Energy and Agriculture Commodities group, which assists corporate clients by providing liquidity and hedge solutions in the carbon market; and an eco-home renovation program.

Environmental Reporting

Scotiabank is also a signatory to, and participant in the Carbon Disclosure Project, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. For further information, you may access the Bank’s annual Corporate Social Responsibility report at http://www.scotiabank.com/ca/common/csr/pdf/Scotiabank_2014_Corporate_Social_Responsibility_Report.pdf.

Insurance risk

The Bank is both a distributor of third party insurance products and underwriter of insurance risk. As a distributor of third party insurance products, the Bank earns fees but bears no insurance risk. The Bank bears insurance risk in its role as an underwriter, either through direct underwriting or via reinsurance.

Insurance risk is the risk of potential financial loss due to actual experience being different from that assumed in the pricing process of the insurance products.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. The Bank is exposed to insurance risk primarily through its creditor, life and select property and casualty insurance and reinsurance products.

The insurance governance and risk management frameworks are calibrated within each insurance subsidiary commensurate with the nature and materiality of risk assumed. Senior management within the insurance business subsidiaries has primary responsibility for managing insurance risk, with oversight by Global Risk Management through the Insurance Risk Committee. The insurance subsidiaries have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

The insurance subsidiaries maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance is commonly used as an effective tool to manage the insurance risk exposures. Insurance risk is also managed through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

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Strategic risk

Strategic risk is the risk that the Bank’s business strategies are ineffective, being poorly executed, or insufficiently resilient to changes in the business environment.

The Board of Directors is ultimately responsible for oversight of strategic risk, by adopting a strategic planning process and approving, on an annual basis, a strategic plan for the Bank.

The Bank manages its strategic planning process through a series of coordinated efforts between the Executive Management Team, the Business Lines and the Corporate Functions. These efforts address a wide range of relevant considerations including capital and resource allocation, business initiatives, strategic transactions and investments, stress testing and alignment with the Bank’s Risk Appetite Framework. These considerations are reviewed in a consistent and disciplined manner. The process involves input from the entire Executive Management Team and from the Board of Directors.

On an annual basis, a comprehensive Strategy Report is prepared that summarizes the Bank’s key strategic considerations, and is presented by the President and Chief Executive Officer to the Board of Directors for their review and approval.

The execution and evaluation of strategic plans within the Bank is critically important to the Bank’s enterprise-wide risk management framework. The Bank makes continuous efforts to ensure that all employees are aware of the Bank’s overall strategic direction, and that employees are also aware of the strategies and objectives for their respective business line or corporate function. On an ongoing basis, the business lines and corporate functions identify, manage and assess the internal and external considerations – including risk factors – that could affect the achievement of their strategic objectives. These matters are considered on an enterprise-wide basis by the Bank’s Executive Management Team, which makes adjustments, as required.

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CONTROLS AND ACCOUNTING POLICIES

Controls and procedures

Management’s responsibility for financial information contained in this annual report is described on page 127.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the President and Chief Executive Officer and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2015, the Bank’s management, with the participation of the President and Chief Executive Officer and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based on that assessment concluded that internal control over financial reporting was effective as at October 31, 2015.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October  31, 2015.

Critical accounting estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 on pages 137 to 149 summarizes the significant accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates, assumptions and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the estimates, assumptions and judgements could have a material impact on the Bank’s consolidated financial statements. These estimates, assumptions and judgements are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers and acceptances. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates, assumptions and subjective judgements at many levels. These subjective judgements include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or use of other reasonable judgements and estimates could directly affect the provision for credit losses.

The allowance for credit losses is comprised of collective and individually assessed allowances.

Allowances in respect of individually significant credit exposures are an estimate of probable incurred losses related to existing impaired loans. In establishing these allowances applicable to individual credit exposures, management individually assesses each loan for objective indicators of impairment and forms a judgement as to whether the loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be collected based on original contractual terms. Once a loan is determined to be impaired, management estimates its net realizable value by making judgements relating to the timing of future cash flow amounts, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

Individual provisions were higher in 2015 than in 2014, driven primarily by higher provisions in international banking.

Management estimates allowances on a collective basis for exposures in certain homogenous portfolios, including residential mortgages, credit card loans and most personal loans. This collective assessment for these positions involves estimating the probable losses inherent in the portfolio by using a formulaic method that considers recent loss experience.

An allowance is also determined in respect of probable incurred losses that are inherent in the portfolio, of performing loans, but have not yet been specifically identified on an individual basis. Management establishes this allowance on a collective basis through an assessment of quantitative and qualitative factors. Using an internally developed methodology, management arrives at an initial quantitative estimate of the collective allowance for the performing portfolio based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default

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factors. Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the collective allowance level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the methodology would indicate an increase or decrease to the quantitative estimate of approximately $73 million (2014 – $74 million).

A qualitative assessment of the collective allowance is made based on observable data, such as: economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies, and a component for the imprecision inherent in the methodology and parameters. Management reviews the collective allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.

The total collective allowance for credit losses as at October 31, 2015, was $3,260 million, an increase of $404 million from a year earlier. The increase was primarily due to changes in credit quality and an increase in collective allowance against performing loans of $60 million to support the growing loan portfolio. Of the collective allowance amount, $644 million is attributable to business and government performing loans, with the remainder allocated to personal lending and credit cards ($1,941 million) and residential mortgages ($675 million). These amounts for personal lending and credit cards, and for residential mortgages include allowances for both performing and impaired loans.

As noted above, the individual allowance for credit losses for personal loans, credit cards and mortgages is formula-based and also reflects incurred but not yet identified losses.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or available-for-sale at inception. All other financial instruments, including those designated as fair value through profit and loss at inception, are carried at fair value.

Fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market have been valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3. The calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined. Global Risk Management (GRM) is responsible for the design and application of the Bank’s risk management framework. GRM is independent from the Bank’s business units and is overseen by Executive Management and the Board of Directors. Senior management committees within GRM oversee and establish standards for risk management processes that are critical in ensuring that appropriate valuation methodologies and policies are in place for determining fair value.

Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. GRM oversees a monthly Independent Price Verification (IPV) process in order to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent from the business. The Bank maintains an approved list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is also performed by GRM to determine market presence or market representative levels.

Where quoted prices are not readily available, such as for transactions in inactive or illiquid markets, internal models that maximize the use of observable inputs are used to estimate fair value. An independent senior management committee within GRM oversees the vetting, approval and ongoing validation of valuation models used in determining fair value. Risk policies associated with model development are approved by Executive Management and/or key risk committees.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. The Bank’s policy of applying valuation reserves to a portfolio of instruments is approved by a senior management committee. These reserves include adjustments for credit risk, bid-offer spreads, unobservable parameters, constraints on prices in inactive or illiquid markets and when applicable funding costs. The methodology for the calculation of valuation reserves are reviewed at least annually by senior management.

Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $27 million as at October 31, 2015, (2014 – $113 million), net of any write-offs. These valuation adjustments are due mainly to credit risk considerations and bid-offer spreads on derivative transactions.

As at October 31, 2015, a funding valuation adjustment (FVA) of $42 million pre-tax (2014 – $30 million) was recorded relating to uncollateralized derivative instruments.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:

•	Level 1 – fair value is based on unadjusted quoted prices in active markets for identical instruments,

•	Level 2 – fair value is based on models using significant market-observable inputs other than quoted prices for the instruments, or

•	Level 3 – fair value is based on models using significant inputs that are not based on observable market data.

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The Bank’s assets and liabilities which are carried at fair value as classified by the valuation hierarchy are reflected in Note 7 on page 154. The percentage of each asset and liability category by fair value hierarchy level are outlined as follows:

T57 Fair value hierarchy of financial instruments carried at fair value

	Assets			Liabilities
Fair value hierarchy As at October 31, 2015	Trading assets (incl. precious metals)	Available- for-sale securities	Derivatives	Obligations related to securities sold short	Derivatives
Level 1	52%	59%	5%	84%	3%
Level 2	47%	37%	95%	16%	96%
Level 3	1%	4%	–%	–%	1%
	100%	100%	100%	100%	100%

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the value of the security is written down to fair value. The losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

As at October 31, 2015, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,058 million (2014 – $1,259 million), and the gross unrealized losses were $291 million (2014 – $123 million). Net unrealized gains were therefore $767 million (2014 – $1,136 million) before hedge amounts. The net unrealized gains after hedge amounts were $267 million (2014 – $847 million).

At October 31, 2015, the unrealized loss recorded in accumulated other comprehensive income relating to securities in an unrealized loss position for more than 12 months was $191 million (2014 – $90 million). This unrealized loss was comprised of $24 million (2014 – $23 million) in debt securities, $164 million (2014 – $59 million) related to preferred shares and $3 million (2014 – $8 million) related to common shares. The unrealized losses on the debt securities arose primarily from changes in interest rates and credit spreads. For debt securities, based on a number of considerations, including underlying credit of the issuers, the Bank expects that future interest and principal payments will continue to be received on a timely basis in accordance with the contractual terms of the security.

Employee benefits

The Bank sponsors various pension and other benefit plans for eligible employees in Canada, the U.S., and other international operations. The pension benefits are generally based on years of service and average earnings at retirement. Other benefits generally include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability.

Employee benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. These assumptions are based on management’s best estimate and are reviewed and approved annually. The management assumption with the greatest potential impact is the discount rate. This rate is used for measuring the benefit obligation and is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds with durations similar to the benefit obligation. This discount rate must also be used to determine the annual benefit expense. If the assumed discount rate was 1% lower, the benefit expense for 2015 would have been $208 million higher. Other key assumptions include future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates as well as other factors, such as plan specific experience and best practices.

During the year the Bank made changes to its current Canadian pension arrangements (discussed in note 28 of the 2015 consolidated financial statements on page 189) which resulted in a decrease of $204 million (pre-tax) to the benefit expense and pension liability of the Bank’s main pension plan.

The Bank uses a measurement date of October 31, and based on this measurement date, the Bank reported a deficit of $498 million in its principal pension plans as disclosed in Note 28 to the consolidated financial statements on pages 187 to 191.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss recognized immediately in other comprehensive income.

Note 28 on pages 187 to 191 of the 2015 consolidated financial statements contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgment in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax

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legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of deferred income tax assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the deferred income tax assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Total deferred tax assets related to the Bank’s unused income tax losses from operations arising in prior years were $539 million as at October 31, 2015 (October 31, 2014 – $620 million). The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounted to $166 million (2014 – $338 million). The amount related to unrecognized tax losses was $24 million, which will expire as follows: $20 million in 2018 and beyond and $4 million have no fixed expiry date.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Note 27 on pages 185 to 187 of the 2015 consolidated financial statements contains further details with respect to the Bank’s provisions for income taxes.

Structured entities

In the normal course of business, the Bank enters into arrangements with structured entities on behalf of its customers and for its own purposes. These structured entities can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided on pages 49 and 50 in the off-balance sheet arrangements section.

Management is required to exercise judgement to determine whether a structured entity should be consolidated. This evaluation involves understanding the arrangements, determining whether decisions about the relevant activities are made by means of voting rights or other contractual arrangements and determining whether the Bank controls the structured entity.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The three elements of control are:

•	power over the investee;

•	exposure, or rights, to variable returns from involvement with the investee; and

•	the ability to use power over the investee to affect the amount of the investor’s returns.

This definition of control applies to circumstances:

•	when voting rights or similar rights give the Bank power, including situations where the Bank holds less than a majority of voting rights or involving potential voting rights;

•	when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee (i.e., relevant activities are directed by contractual arrangements);

•	involving agency relationships; and

•	when the Bank has control over specified assets of an investee.

The Bank does not control an investee when it is acting in an agent’s capacity. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf and for the benefit of another party or parties. Factors that the Bank considers in this assessment include the scope of its decision-making authority over the investee, the rights held by other parties, the remuneration to which it is entitled, and the Bank’s exposure to variability of returns from other interests that it holds in the investee.

The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the structured entity operates and the amount and timing of future cash flows.

The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the three elements of control change.

Management is required to exercise judgement to determine if a change in control event has occurred.

During 2015, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduits or other structured entities.

As described in Note 15 to the consolidated financial statements (on pages 171 to 173) and in the discussion of off-balance sheet arrangements (on pages 49 and 50), the Bank does not control the two Canadian-based multi-seller conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Equity investment in hyper-inflationary country

Venezuela has been designated as hyper-inflationary and measures of foreign exchange controls have been imposed by the Venezuelan government. These restrictions have limited the Bank’s ability to repatriate cash and dividends out of Venezuela.

As at October 31, 2015, the Bank’s total net investment in Banco del Caribe of $30 million, along with monetary assets, comprising of cash and dividend receivable was translated at the SIMADI exchange rate of 1 USD to 198 VEF. These amounts were previously measured at SICAD II rate of 1 USD to 52 VEF.

As a result the Bank recorded a reduction in the carrying value of the investment in associates of $24 million with a corresponding decrease to OCI. The Bank has also recognized foreign exchange losses of $5 million in the Consolidated Statement of Income as other operating income, in relation to the monetary assets.

Goodwill

For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGU) that are expected to benefit from the particular acquisition.

Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

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Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. Each CGU to which goodwill is allocated for impairment testing purposes reflects the lowest level at which goodwill is monitored for internal management purposes.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including market risk, credit risk, operational risk, and other relevant business risks for each CGU. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value an appropriate valuation model is used which considers various factors including normalized net income, price earnings multiples and control premium. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Significant judgement is applied in determining the recoverable amounts of the CGU and assessing whether certain events or circumstances constitute objective evidence of impairment.

Goodwill was assessed for annual impairment based on the methodology as at July 31, 2015, and no impairment was determined to exist.

Indefinite life intangible assets

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment.

The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. Value in use method is used by the Bank to determine the recoverable amount of the intangible asset. In determining value in use, an appropriate valuation model is used which considers factors such as management-approved cash flow projections, discount rate and terminal growth rate. An impairment loss is recognized if the carrying amount of the intangible asset exceeds its recoverable amount. Impairment losses recognized in prior periods are reassessed at each reporting period for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the intangible asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

The recoverable amount is significantly impacted by the discount rate and the terminal value. Significant judgement is applied in determining the intangible asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Intangible assets were assessed for annual impairment based on the methodology as at July 31, 2015, and no impairment was determined to exist.

Provisions

According to IFRS, the Bank should recognize a provision if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not.

Litigation and other

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Off-balance sheet credit risks

The provisions for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Recently adopted standards and future accounting developments

Changes in accounting policies during the year

The Bank has adopted the following amended accounting standards issued by the IASB effective November 1, 2014. The new accounting policies used by the Bank have been described below:

Presentation of own credit risk (IFRS 9)

The own credit risk provisions of IFRS 9, Financial Instruments, changes the accounting for liabilities designated at fair value through profit or loss such that changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income unless doing so creates or increases an accounting mismatch. Cumulative fair value changes related to own credit risk recognized in other comprehensive income cannot be subsequently reclassified to net income. This replaces the previous requirement in IAS 39, Financial Instruments: Recognition and Measurement, to recognize such changes in net income.

In July 2014, the IASB issued the final IFRS 9 standard which permitted entities to early adopt this requirement prior to the IFRS 9 mandatory effective date of January 1, 2018. The Bank early adopted this requirement as it relates to deposit note liabilities designated at fair value through profit or loss, effective November 1, 2014. This change was applied retrospectively. However, in accordance with the IFRS 9 transition provisions, prior period comparatives have not been restated. The impact of this change on opening retained earnings was an increase of $5 million and on accumulated other comprehensive income was a decrease of $5 million.

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Levies (IFRIC 21)

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and also for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies that an obligating event, as identified by the legislation, would trigger the recognition of a liability to pay a levy. While the interpretation discusses the timing of the recognition, it does not change the measurement of the amount to be recognized. The adoption of IFRIC 21 did not have a significant impact on the Bank.

Novation of derivatives and continuation of hedge accounting (IAS 39)

The amendment to IAS 39 adds a limited exception to allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws and regulation, if specific conditions are met. The amendment did not have a significant impact to the Bank.

Financial instruments: presentation (IAS 32)

The amendments to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities. The adoption of these amendments did not have a significant impact on the Bank.

Disclosures for non-financial assets (IAS 36)

The IASB issued narrow-scope amendments to the disclosure requirements in IAS 36, Impairment of Assets, to require additional disclosures for an individual asset or cash-generating unit for which a material impairment loss has been recognized or reversed where its determination is based on fair value less costs of disposal (FVLCOD). If there has been a change in the valuation technique, the Bank is also required to disclose the reason for making the change. No additional disclosure was made as a result of this amendment since the Bank did not recognize or reverse an impairment loss for non-financial assets where the recoverable amount was determined based on FVLCOD.

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Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

Effective November 1, 2017

Financial instruments

On July 24, 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39. The standard covers three broad topics: Classification and Measurement, Impairment and Hedging. The Bank is required to adopt IFRS 9 beginning on November 1, 2017, with the exception of the own credit risk of liabilities designated at fair value through profit or loss, which the Bank early adopted effective November 1, 2014.

(For a description of the changes in requirements please refer to Note 5 of the 2015 consolidated financial statements on page 151).

The Bank launched an enterprise wide IFRS 9 adoption project which is governed by an executive steering committee comprising of senior levels of management from all relevant departments including risk management, finance, and the business units. Project milestones and deliverables are monitored and reported on a regular basis. Given the size and complexity of the project appropriate resources have been assigned. The Bank continues to assess the business impact of the new requirements.

Impairment

The adoption of IFRS 9 will have a significant impact on the Bank’s impairment methodology. The IFRS 9 expected credit loss (ECL) model is more forward looking than the IAS 39 impairment model. The overall strategy in implementing the new requirements is to leverage existing credit models (including those under Basel) and processes to the extent possible and develop new models and systems to meet the incremental requirements of IFRS9. While most of the Bank’s loan portfolios use advanced credit models, for certain portfolios the Bank will develop new methodologies and models taking into account the size and complexity of the portfolios.

The identification, evaluation and interpretation of key new concepts for impairment under IFRS 9 include the determination of significant increase in credit risk and the need to incorporate macro-economic, forward looking information. This means that application of the standard will require considerable judgment as to how changes in macro-economic factors will affect ECLs.

Classification and Measurement, and Hedging

The basis of measurement for the Bank’s financial assets may change.

The Bank is currently completing detailed reviews of its business models and the cash flow characteristics of its portfolio holdings to assess the scope and magnitude of the impact.

The Bank is permitted to defer the adoption of the hedge accounting requirements of the standard to a future period and it has not yet confirmed its decision on whether to exercise this option.

Effective November 1, 2018

Revenue from contracts with customers

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments, and as such will impact the businesses that earn fee and commission revenues. The new standard is a control based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. The standard is effective for the Bank on November 1, 2018, with early adoption permitted, using either a full retrospective approach or a modified retrospective approach. A majority of the Bank’s revenue generating instruments meet the definition of financial instruments and remain out of scope. The areas of focus for the Bank will be fees and commission revenues from wealth management and other banking services.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Bank monitors these and other developments and is working to ensure business impacts, if any, are minimized.

Taxpayer Protection and Bank Recapitalization Regime and Proposed Tax Rules

On April 21, 2015, the Federal Government confirmed its intention to implement a “bail-in” regime, “Taxpayer Protection and Bank Recapitalization Regime”, for the largest six Canadian banks, including The Bank of Nova Scotia, designated as domestic systemically important banks (D-SIBs). The Federal Government intends to introduce legislative amendments to enhance the resolution toolkit for D-SIBs, including implementation of the framework for the Taxpayer Protection and Bank Recapitalization Regime, with associated regulations and guidelines to follow. This proposal, introduced in August 2014, is aimed at ensuring that (i) taxpayers are protected from having to bail out a D-SIB in the highly unlikely event of such an institution’s failure; and (ii) Canada’s financial system remains strong by clarifying a bank’s shareholders and creditors are responsible for bearing losses, thereby giving them stronger incentives to monitor the bank’s risk-taking activities. The proposed regime would only apply to certain unsecured debt and not to customer deposits, and would include a statutory conversion power which would allow for the permanent conversion of eligible liabilities of a non-viable bank into common shares. D-SIBs would also be subject to minimum loss absorbency requirements to ensure they can withstand significant losses and emerge from a conversion well capitalized, as well as comprehensive disclosure and reporting requirements. The regime would apply only to eligible liabilities issued after the implementation of the proposed regime with no retroactive application to existing debt. The proposed “bail-in” regime has not yet been finalized and these proposed changes could adversely impact the Bank’s cost of funding.

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Federal Budget Proposal

The 2015 Canadian Federal Budget proposed tax rules for synthetic equity arrangements which if enacted, would impact the tax deductibility of Canadian dividends paid or payable after October 31, 2015, in certain circumstances. On July 31, 2015, the Department of Finance (Canada) issued draft legislation which included certain modifications to the rules. While the Bank continues to assess the impact of this proposal, these proposed tax rules are not expected to materially affect the Bank’s overall financial results.

Dodd-Frank Act

On December 10, 2013, the Federal Reserve approved a final rule implementing Section 619 of the Dodd-Frank Act, commonly known as the Volcker Rule. The Volcker Rule impacts our global activities as its reach extends to the Bank and each of its subsidiaries and affiliates (subject to certain exceptions and exclusions). The Volcker Rule imposes prohibitions and restrictions on banking entities and their affiliates in connection with proprietary trading and investing in or sponsoring of hedge funds or private equity funds. The Bank has developed an enterprise wide compliance program to meet the requirements of the Volcker Rule, which became effective on July 21, 2015. These impacts are not expected to materially affect the Bank’s overall financial results.

On February 18, 2014 the Board of Governors of the Federal Reserve System (“Federal Reserve”) in the U.S. approved the final rule to implement the enhanced prudential standards and early remediation requirements of sections 165 and 166 of the Dodd-Frank Act (the FBO Rule) for bank holding companies and foreign banking organizations. Regulation YY implements certain provisions of section 165 that require the Federal Reserve Board to establish enhanced prudential standards for bank holding companies and foreign banking organizations with total consolidated assets of $50 billion. With respect to foreign banking organizations, the overall intent of Section 165 and Regulation YY is to strengthen the regulation of the U.S. operations of foreign banking organizations by requiring home country capital certification consistent with the Basel capital framework, home country capital stress tests comparable to U.S. standards, maintenance of a liquidity buffer for U.S. branches and agencies and establishment of a U.S. risk committee with the appointment of a U.S. Chief Risk Officer. The Bank has appointed a Chief Risk Officer for the U.S., has established a U.S. Risk Committee and will work to help ensure compliance with the final rule by the effective date of July 2016. The Bank is not currently required to form a U.S. intermediate holding company under the final rule.

On August 5, 2015, the US Securities and Exchange Commission (“SEC”) took several steps toward completing its regulatory framework for security-based swap dealers and majority security-based swap participants, as required under the Dodd-Frank Act. The SEC unanimously adopted final rules providing the registration process for security-based swap dealers and majority security-based swap participants, including the detailed forms that registrants will be required to file. The registration date has not been set and is dependent on additional rulemaking by the SEC. The Bank, which is currently registered as a swap dealer with the Commodity Futures Trading Commission, anticipates that it will be required to register as a security-based swap dealer with the SEC.

The Foreign Account Tax Compliance Act (FATCA)

FATCA is U.S. legislation designed to prevent U.S. taxpayers from using accounts held outside of the U.S. to evade taxes. FATCA and, in some countries, related local regulations now require financial institutions to report annually on specified accounts held outside of the U.S. by U.S. taxpayers. This reporting is made available to the U.S. Internal Revenue Service either directly or through local regulatory agencies. Under an initiative known as Global FATCA, more than 100 OECD member countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). Implementation of the CRS is scheduled to commence in January 2016 in countries that have signed on as “early adopters.” More than 40 countries where the Bank has a presence have now signed on to the CRS, and 17 of these have signed on as early adopters. Under the guidance of an enterprise program office, dedicated project teams in each of the Bank’s business lines are working to meet all FATCA-related obligations worldwide while minimizing negative impact on the client experience. The Bank will meet all obligations imposed under FATCA and other tax information exchange regimes, in accordance with local law.

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Related party transactions

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer, including Group Heads, and the Chief Financial Officer.

T58 Compensation of the Bank key management personnel

For the year ended October 31 ($ millions)	2015	2014
Salaries and cash incentives(1)	$13	$17
Equity-based payment(2)	20	25
Pension and other benefits(1)	3	3
Total	$36	$45

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 26 – Share-based payments for further details of these plans.

Loans and deposits of key management personnel

T59 Loans and deposits of key management personnel

As at October 31 ($ millions)	2015	2014
Loans	$5	$4
Deposits	$3	$5

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $182.9 million as at October 31, 2015 (October 31, 2014 – $9.4 million) while actual utilized accounts were $6.7 million (October 31, 2014 – $3.4 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

T60 Transactions with associates and joint ventures

As at and for the year ended October 31 ($ millions)	2015	2014
Net income / (loss)	$(27)	$11
Loans	747	553
Deposits	187	223
Guarantees and commitments	$84	$75

Scotiabank principal pension plan

The Bank manages assets of $2.0 billion (October 31, 2014 – $1.8 billion) which is a portion of the Scotiabank principal pension plan assets and earned $4 million (October 31, 2014 – $4 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in GAAP. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

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SUPPLEMENTARY DATA

Geographic information

T61 Net income by geographic segment

	2015								2014								2013

For the fiscal years ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Other Inter- national	Total
Net interest income	$6,458	$472	$1,246	$1,077	$554	$677	$2,631	$13,115	$6,219	$440	$1,180	$935	$407	$726	$2,443	$12,350	$5,706	$461	$1,048	$895	$357	$657	$2,311	$11,435
Non-interest income	6,272	882	561	601	231	372	2,163	11,082	7,071	810	599	534	226	391	2,049	11,680	5,731	746	578	493	236	336	2,239	10,359
Provision for credit losses	728	6	260	266	108	246	268	1,882	662	6	240	267	74	145	309	1,703	472	38	130	246	101	102	199	1,288
Non-interest expenses	6,936	507	1,160	744	431	541	2,745	13,064	6,986	513	1,154	645	348	556	2,495	12,697	6,441	464	1,050	628	332	484	2,414	11,813
Provision for income taxes	1,038	267	27	195	24	84	401	2,036	1,156	237	35	175	16	141	340	2,100	956	190	61	166	16	132	362	1,883
Total	$4,028	$574	$360	$473	$222	$178	$1,380	$7,215	$4,486	$494	$350	$382	$195	$275	$1,348	$7,530	$3,568	$515	$385	$348	$144	$275	$1,575	$6,810
Corporate adjustments								(2)								(232)								(200)
Net income								$7,213								$7,298								$6,610

T62 Loans and acceptances by geography(1)

						Percentage mix

As at October 31 ($ billions)	2015	2014	2013	2012	2011	2015	2011
Canada
Atlantic provinces	$25.6	$25.5	$23.5	$21.5	$19.6	5.4%	6.0%
Quebec	28.5	27.7	27.5	22.3	20.5	6.0	6.2
Ontario	150.7	145.1	143.2	123.7	109.7	31.8	33.3
Manitoba and Saskatchewan	16.5	15.1	13.6	11.5	10.4	3.5	3.1
Alberta	49.6	46.3	43.2	36.7	33.9	10.5	10.3
British Columbia	44.5	43.0	40.9	35.2	32.2	9.4	9.8
	315.4	302.7	291.9	250.9	226.3	66.6	68.7
U.S.	30.2	23.5	20.0	20.7	16.7	6.4	5.1
Mexico	18.6	16.0	12.9	10.7	10.3	3.9	3.1
Peru	17.0	13.3	11.4	10.1	8.1	3.6	2.5
Chile	16.4	13.9	13.1	12.6	11.2	3.5	3.4
Colombia	8.7	9.1	7.7	6.7	0.2	1.9	0.1
Other International
Latin America	6.7	5.3	4.6	3.6	9.0	1.4%	2.7%
Europe	9.3	6.3	6.4	6.0	8.7	2.0	2.6
Caribbean and Central America	31.8	27.7	27.0	25.9	17.8	6.7	5.4
Asia and Other	19.0	20.0	21.1	17.2	21.1	4.0	6.4
	66.8	59.3	59.1	52.7	56.6	14.1	17.1
	$473.1	$437.8	$416.1	$364.4	$329.4	100.0%	100.0%
Total allowance for loan losses(2)	(4.2)	(3.6)	(3.3)	(3.0)	(2.7)
Total loans and acceptances net of allowance for loan losses	$468.9	$434.2	$412.8	$361.4	$326.7

(1)	Prior periods have been restated to reflect the current period presentation.
(2)	Total allowance includes a collective allowance on performing loans of $1,404 million in 2015 and $1,272 million for previous years.
The	increase reflects an overall increase in the collective allowance of $60 million and a $72 million reallocation from reserves against unfunded commitments and other off-balance-sheet items.

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T63 Gross impaired loans by geographic segment

As at October 31 ($ millions)	2015(1)	2014(1)(2)	2013(1)	2012(1)	2011(1)
Canada	$1,189	$1,116	$1,022	$1,182	$1,168
U.S.	11	11	184	139	8
Mexico	271	314	223	145	152
Peru	603	423	326	266	230
Chile	405	381	440	520	614
Colombia	356	332	179	38	–
Other International	1,823	1,623	1,327	1,332	1,229
Total	$4,658	$4,200	$3,701	$3,622	$3,401

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Prior period amounts have been restated to conform with current period presentation.

T64 Provision against impaired loans by geographic segment

For the fiscal years ($ millions)	2015	2014(1)	2013(1)	2012(1)	2011(1)
Canada	$727	$662	$473	$517	$621
U.S.	6	6	38	20	(12)
Mexico	260	240	130	91	144
Peru	265	267	244	180	80
Chile	108	74	100	82	64
Colombia	247	146	101	22	–
Other International	269	308	202	240	242
Total	$1,882	$1,703	$1,288	$1,152	$1,136

(1)	Prior period amounts have been restated to conform with current period presentation.

T65 Cross-border exposure to select countries(1)

As at October 31 ($ millions)	Loans	Trade	Interbank deposits	Government and other securities	Investment in subsidiaries and affiliates	Other		2014 Total
							2015 Total
Asia
China	$5,225	$1,624	$248	$451	$635	$66	$8,248	$9,087
India	2,416	711	–	6	–	11	3,144	3,323
Thailand	101	47	497	–	2,415	15	3,074	2,670
South Korea	1,786	172	–	328	–	340	2,626	2,822
Hong Kong	1,517	81	207	–	–	22	1,827	1,761
Malaysia	1,072	–	1	–	288	61	1,423	1,486
Japan	252	52	60	327	–	39	730	1,754
Taiwan	914	43	153	36	–	27	1,173	1,273
Others(2)	1,004	437	2	–	–	17	1,460	2,156
Total	$14,287	$3,166	$1,167	$1,148	$3,338	$598	$23,705	$26,332
Latin America
Chile	$2,797	$748	$–	$12	$2,794	$36	$6,388	$6,126
Mexico	2,555	595	–	172	2,986	66	6,374	5,254
Brazil	2,852	2,169	61	240	145	583	6,050	5,384
Peru	2,397	186	19	76	3,418	15	6,112	5,280
Colombia	674	253	–	5	1,532	11	2,476	2,606
Others(3)	153	16	–	–	498	–	667	667
Total	$11,428	$3,966	$80	$506	$11,374	$712	$28,066	$25,316
Caribbean and Central America
Panama	$3,392	$213	$39	$–	$–	$3	$3,647	$2,653
Costa Rica	1,255	89	–	–	866	3	2,213	1,877
El Salvador	542	71	–	–	597	–	1,209	1,016
Dominican Republic	859	33	–	–	–	–	892	1,014
Jamaica	69	8	–	–	669	–	747	501
Others(4)	1,676	56	6	69	459	–	2,267	1,999
Total	$7,793	$469	$45	$69	$2,591	$6	$10,974	$9,060
As at October 31, 2015	$33,509	$7,602	$1,292	$1,723	$17,304	$1,316	$62,745
As at October 31, 2014	$28,601	$12,431	$972	$2,249	$15,305	$1,151	$60,708

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk. Totals may not add due to rounding.
(2)	Includes Indonesia, Macau, Singapore, Vietnam and Turkey.
(3)	Includes Venezuela and Uruguay
(4)	Includes other English and Spanish Caribbean countries, such as Bahamas, Barbados, British Virgin Islands, Trinidad & Tobago, Turks & Caicos.

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Credit Risk

T66 Loans and acceptances by type of borrower

	2015

As at October 31 ($ billions)	Balance	% of total	2014	2013
Residential mortgages	$217.5	46.0%	$212.6	$209.9
Personal loans and credit cards	91.5	19.3	84.2	76.0
Personal	$309.0	65.3%	$296.8	$285.9
Financial services
Non-bank	$14.3	3.0%	$13.4	$11.7
Bank(1)	6.7	1.4	8.9	12.1
Wholesale and retail	21.5	4.6	16.6	14.1
Real estate and construction	19.5	4.1	15.5	14.2
Oil and gas	16.5	3.5	12.8	10.4
Transportation	9.1	1.9	8.1	7.8
Automotive	10.4	2.2	8.1	7.4
Agriculture	8.1	1.7	7.1	6.1
Hospitality and leisure	3.6	0.8	3.6	3.4
Mining and primary metals	7.3	1.5	6.0	4.7
Utilities	5.8	1.2	5.9	4.4
Health care	5.0	1.0	3.5	3.6
Technology and media	9.1	1.9	5.4	5.3
Chemical	2.0	0.4	1.4	1.3
Food and beverage	4.9	1.1	3.9	3.1
Forest products	1.7	0.4	1.3	1.5
Other(2)	13.6	2.9	15.3	14.9
Sovereign(3)	5.0	1.1	4.2	4.2
Business and government	$164.1	34.7%	$141.0	$130.2
	$473.1	100.0%	$437.8	$416.1
Total allowance for loan losses	(4.2)		(3.6)	(3.3)
Total loans and acceptances net of allowance for loan losses	$468.9		$434.2	$412.8

(1)	Deposit taking institutions and securities firms.
(2)	Other related to $2.3 in financing products, $1.5 in services and $1.5 in wealth management (2014 – $6.5, $1.3, and $1.2 respectively).
(3)	Includes central banks, regional and local governments, and supra-national agencies.

T67 Off-balance sheet credit instruments

As at October 31 ($ billions)	2015	2014	2013	2012	2011
Commitments to extend credit(1)	$166.4	$137.3	$118.8	$109.9	$104.7
Standby letters of credit and letters of guarantee	30.9	26.0	24.2	22.1	21.1
Securities lending, securities purchase commitments and other	42.8	38.9	28.3	16.2	14.2
Total	$240.1	$202.2	$171.3	$148.2	$140.0

(1)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T68 Changes in net impaired loans(1)(2)

For the fiscal years ($ millions)	2015	2014	2013	2012	2011
Gross impaired loans
Balance at beginning of year	$4,200	$3,701	$3,622	$3,401	$3,714
Net additions(3)
New additions	3,763	3,767	2,863	2,825	2,790
Declassifications	(13)	(32)	(208)	(194)	–
Payments	(1,254)	(1,295)	(1,218)	(1,183)	(1,708)
Sales	(11)	(141)	(9)	(36)	–
	2,485	2,299	1,428	1,412	1,082
Write-offs
Residential mortgages	(109)	(69)	(91)	(66)	(130)
Personal loans	(1,310)	(1,027)	(728)	(733)	(374)
Credit cards	(490)	(463)	(449)	(299)	(628)
Business and government	(319)	(338)	(201)	(200)	(192)
	(2,228)	(1,897)	(1,469)	(1,298)	(1,324)
Foreign exchange and other	201	97	120	107	(71)
Balance at end of year	$4,658	$4,200	$3,701	$3,622	$3,401

Allowance for credit losses on impaired loans
Balance at beginning of year	$2,198	$1,893	$1,617	$1,406	$1,385
Provision for credit losses	1,916	1,668	1,272	1,135	1,098
Write-offs	(2,228)	(1,897)	(1,469)	(1,298)	(1,324)
Recoveries
Residential mortgages	35	68	40	30	33
Personal loans	260	224	179	185	71
Credit cards	82	107	113	76	152
Business and government	52	93	111	80	61
	429	492	443	371	317
Foreign exchange and other	258	42	30	3	(70)
Balance at end of year	$2,573	$2,198	$1,893	$1,617	$1,406

Net impaired loans
Balance at beginning of year	$2,002	$1,808	$2,005	$1,995	$2,329
Net change in gross impaired loans	458	499	79	221	(313)
Net change in allowance for credit losses on impaired loans	(375)	(305)	(276)	(211)	(21)
Balance at end of year	$2,085	$2,002	$1,808	$2,005	$1,995

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Prior period amounts have been restated to conform with current period presentation.
(3)	2011 information has been presented in aggregate for declassification, payments and sales in “payments”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T69 Provision for credit losses

For the fiscal years ($ millions)	2015	2014	2013	2012	2011
Gross provisions	$2,435	$2,312	$1,829	$1,637	$1,653
Reversals	(68)	(99)	(98)	(110)	(168)
Recoveries	(485)	(510)	(443)	(375)	(349)
Net provisions for credit losses on impaired loans	1,882	1,703	1,288	1,152	1,136
Collective provision (reversals) on performing loans	60	–	–	100	(60)
Total net provisions for credit losses	$1,942	$1,703	$1,288	$1,252	$1,076

T70 Provision for credit losses against impaired loans by type of borrower

For the fiscal years ($ millions)	2015	2014	2013	2012
Residential mortgages	$118	$–	$117	$112
Personal loans and credit cards	1,526	1,414	1,004	875
Personal	$1,644	$1,414	$1,121	$987
Financial services
Non-bank	(1)	5	–	–
Bank	(1)	–	–	1
Wholesale and retail	62	58	36	30
Real estate and construction	30	61	43	25
Oil and gas	48	3	18	4
Transportation	23	12	(11)	5
Automotive	9	1	–	2
Agriculture	12	7	4	17
Hospitality and leisure	1	44	9	10
Mining and primary metals	11	12	–	(1)
Utilities	–	24	10	2
Health care	9	15	5	13
Technology and media	4	32	6	7
Chemical	4	–	–	–
Food and beverage	16	9	2	(1)
Forest products	4	–	–	7
Other	6	6	42	41
Sovereign	1	–	3	3
Business and government	$238	$289	$167	$165
Total provisions against impaired loans	$1,882	$1,703	$1,288	$1,152

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T71 Impaired loans by type of borrower

	2015(1)			2014(1)(2)

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Residential mortgages	$1,668	$529	$1,139	$1,491	$359	$1,132
Personal loans and credit cards	1,332	1,327	5	1,254	1,225	29
Personal	$3,000	$1,856	$1,144	$2,745	$1,584	$1,161
Financial services
Non-bank	21	9	12	15	5	10
Bank	–	–	–	1	1	–
Wholesale and retail	260	174	86	194	127	67
Real estate and construction	266	120	146	270	91	179
Oil and gas	165	61	104	44	51	(7)
Transportation	152	43	109	88	24	64
Automotive	35	12	23	14	4	10
Agriculture	95	39	56	82	41	41
Hospitality and leisure	60	8	52	168	80	88
Mining and primary metals	27	17	10	62	22	40
Utilities	274	30	244	265	20	245
Health care	46	30	16	51	26	25
Technology and media	18	14	4	16	9	7
Chemical	23	23	–	2	–	2
Food and beverage	64	37	27	54	18	36
Forest products	19	5	14	4	3	1
Other	123	91	32	113	88	25
Sovereign	10	4	6	12	4	8
Business and government	$1,658	$717	$941	$1,455	$614	$841
Total	$4,658	$2,573	$2,085	$4,200	$2,198	$2,002

(1)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Prior period amounts have been restated to conform with current period presentation.

T72 Total credit risk exposures by geography(1)(2)

	2015					2014

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Retail	Total	Total
Canada	$73,408	$30,861	$40,766	$290,918	$435,953	$405,718
U.S.	89,288	25,930	38,067	–	153,285	116,969
Mexico	13,355	713	1,503	8,237	23,808	20,775
Peru	16,106	1,228	3,236	6,437	27,007	21,391
Chile	9,312	390	1,433	8,642	19,777	16,940
Colombia	5,245	86	480	4,088	9,899	10,507
Other International
Europe	19,128	6,306	14,614	–	40,048	29,271
Caribbean and Central America	18,950	2,137	1,838	16,906	39,831	34,567
Latin America (other)	7,339	672	514	437	8,962	7,111
Other	28,811	4,111	3,130	–	36,052	37,270
Total	$280,942	$72,434	$105,581	$335,665	$794,622	$700,519
As at October 31, 2014	$232,611	$59,388	$85,909	$322,611	$700,519

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Amounts represent exposure at default.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T73 AIRB credit risk exposures by maturity(1)(2)

As at October 31 ($ millions)	2015				2014

Residual maturity	Drawn	Undrawn	Other exposures(3)	Total	Total
Non-retail
Less than 1 year	$133,066	$20,754	$59,780	$213,600	$179,376
One to 5 years	84,140	44,865	34,956	163,961	128,307
Over 5 years	8,409	1,779	7,749	17,937	14,709
Total non-retail	$225,615	$67,398	$102,485	$395,498	$322,392
Retail
Less than 1 year	$32,025	$13,343	$–	$45,368	$48,916
One to 5 years	160,660	–	–	160,660	154,437
Over 5 years	20,682	–	–	20,682	20,138
Revolving credits(4)	36,850	17,705	–	54,555	52,388
Total retail	$250,217	$31,048	$–	$281,265	$275,879
Total	$475,832	$98,446	$102,485	$676,763	$598,271
As at October 31, 2014	$430,397	$84,703	$83,171	$598,271

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(4)	Credit cards and lines of credit with unspecified maturity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T74 Total credit risk exposures and risk-weighted assets

	2015						2014

	AIRB		Standardized(1)		Total		Total

As at October 31 ($ millions)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)	Exposure at Default(2)	CET1 risk- weighted assets(3)
Non-retail
Corporate
Drawn	$110,558	$67,579	$46,956	$45,257	$157,514	$112,836	$130,621	$90,240
Undrawn	53,939	24,130	4,976	4,905	58,915	29,035	47,082	22,314
Other(4)	37,531	12,605	2,894	2,871	40,425	15,476	31,678	11,496
	202,028	104,314	54,826	53,033	256,854	157,347	209,381	124,050
Bank
Drawn	24,298	6,362	2,867	1,982	27,165	8,344	25,883	7,500
Undrawn	11,330	3,689	56	37	11,386	3,726	10,954	3,356
Other(4)	14,748	3,136	158	117	14,906	3,253	8,195	1,486
	50,376	13,187	3,081	2,136	53,457	15,323	45,032	12,342
Sovereign
Drawn	90,759	3,398	5,504	805	96,263	4,203	76,107	4,858
Undrawn	2,129	354	4	1	2,133	355	1,352	140
Other(4)	1,016	36	–	–	1,016	36	805	33
	93,904	3,788	5,508	806	99,412	4,594	78,264	5,031
Total Non-retail
Drawn	225,615	77,339	55,327	48,044	280,942	125,383	232,611	102,598
Undrawn	67,398	28,173	5,036	4,943	72,434	33,116	59,388	25,810
Other(4)	53,295	15,777	3,052	2,988	56,347	18,765	40,678	13,015
	$346,308	$121,289	$63,415	$55,975	$409,723	$177,264	$332,677	$141,423
Retail(5)
Retail residential mortgages
Drawn	$187,656	$11,509	$27,934	$13,458	$215,590	$24,967	$211,341	$19,766
	187,656	11,509	27,934	13,458	215,590	24,967	211,341	19,766
Secured lines of credit
Drawn	18,804	4,197	–	–	18,804	4,197	19,115	4,487
Undrawn	12,631	1,133	–	–	12,631	1,133	12,209	1,282
	31,435	5,330	–	–	31,435	5,330	31,324	5,769
Qualifying retail revolving exposures (QRRE)
Drawn	16,910	10,031	–	–	16,910	10,031	16,011	9,356
Undrawn	17,705	2,241	–	–	17,705	2,241	16,196	2,105
	34,615	12,272	–	–	34,615	12,272	32,207	11,461
Other retail
Drawn	26,847	12,701	26,466	19,301	53,313	32,002	47,080	28,848
Undrawn	712	178	–	–	712	178	659	161
	27,559	12,879	26,466	19,301	54,025	32,180	47,739	29,009
Total retail
Drawn	250,217	38,438	54,400	32,759	304,617	71,197	293,547	62,457
Undrawn	31,048	3,552	–	–	31,048	3,552	29,064	3,548
	$281,265	$41,990	$54,400	$32,759	$335,665	$74,749	$322,611	$66,005
Securitization exposures	20,956	2,713	44	46	21,000	2,759	19,982	4,621
Trading derivatives	28,234	8,232	–	–	28,234	8,232	25,249	8,041
CVA derivatives	–	–	–	7,183	–	7,183	–	5,632
Subtotal	$676,763	$174,224	$117,859	$95,963	$794,622	$270,187	$700,519	$225,722
Equities	2,985	2,985	–	–	2,985	2,985	4,269	4,269
Other assets	–	–	50,873	24,265	50,873	24,265	52,288	23,065
Total credit risk, before scaling factor	$679,748	$177,209	$168,732	$120,228	$848,480	$297,437	$757,076	$253,056
Add-on for 6% scaling factor(6)	–	10,597	–	–	–	10,597	–	8,831
Total credit risk	$679,748	$187,806	$168,732	$120,228	$848,480	$308,034	$757,076	$261,887

(1)	Net of specific allowances for credit losses.
(2)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.
(3)	As at October 31, 2015, CVA risk-weighted assets were calculated using scalars of 0.64, 0.71, and 0.77 for the CET1, Tier 1 and Total capital ratios, respectively (scalars of 0.57, 0.65, and 0.77 in 2014).
(4)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(5)	During the year ended October 31, 2015, the Bank implemented new retail probability of default and loss given default models for mortgages and term loans.
(6)	Basel Committee imposed a scaling factor (6%) on risk-weighted assets for Internal ratings-based credit risk portfolios.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Revenues and Expenses

T75 Volume/rate analysis of change in net interest income

TEB(1)

($ millions)	Increase (decrease) due to change in: 2015 versus 2014			Increase (decrease) due to change in: 2014 versus 2013
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
Net interest income
Total earning assets	$1,304	$(558)	$746	$1,246	$(719)	$527
Total interest-bearing liabilities	428	(466)	(38)	381	(811)	(430)
Change in net interest income	$876	$(92)	$784	$865	$92	$957
Assets

Deposits with banks	$48	$(19)	$29	$23	$(39)	$(16)
Trading assets	(2)	52	50	10	(5)	5
Securities purchased under resale agreements	17	(34)	(17)	27	(38)	(11)
Investment securities	46	(95)	(49)	21	(121)	(100)
Loans:
Residential mortgages	127	(195)	(68)	156	33	189
Personal loans and credit cards	597	(77)	520	583	(72)	511
Business and government	471	(190)	281	426	(477)	(51)
Total loans	1,195	(462)	733	1,165	(516)	649
Total earning assets	$1,304	$(558)	$746	$1,246	$(719)	$527

Liabilities

Deposits:
Personal	$125	$(261)	$(136)	$85	$(267)	$(182)
Business and government	290	(393)	(103)	289	(346)	(57)
Banks	(8)	28	20	18	32	50
Total deposits	407	(626)	(219)	392	(581)	(189)
Obligations related to securities sold under repurchase agreements	11	(53)	(42)	36	(46)	(10)
Subordinated debentures	11	(28)	(17)	(106)	(29)	(135)
Other interest-bearing liabilities	(1)	241	240	59	(155)	(96)
Total interest-bearing liabilities	$428	$(466)	$(38)	$381	$(811)	$(430)

(1)	Refer to non-GAAP measures on page 13. Totals may not add due to rounding.

T76 Provision for income taxes

For the fiscal years ($ millions)	2015	2014	2013(1)	2015 versus 2014
Income taxes
Provision for income taxes	$1,853	$2,002	$1,737	(7)%

Other taxes
Payroll taxes	329	312	277	6
Business and capital taxes	361	314	274	15
Harmonized sales tax and other	310	295	268	5
Total other taxes	1,000	921	819	9
Total income and other taxes(2)	$2,853	$2,923	$2,556	(2)%
Net income before income taxes	$9,066	$9,300	$8,347	(3)%
Effective income tax rate (%)	20.4	21.5	20.8	(1.1)
Total tax rate (%)(3)	28.3	28.6	27.9	(0.3)

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(2)	Comprising $1,849 of Canadian taxes (2014 – $1,679; 2013 – $1,403) and $1,004 of foreign taxes (2014 – $1,244; 2013 – $1,153).
(3)	Total income and other taxes as a percentage of net income before income and other taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T77 Assets under administration and management

($ billions)	2015	2014	2013	2012
Assets under administration
Personal
Retail brokerage	$155.9	$148.8	$132.9	$117.6
Investment management and trust	100.2	95.1	85.2	79.9
	256.1	243.9	218.1	197.5
Mutual funds	130.7	122.5	106.8	82.2
Institutional	67.1	61.1	52.9	48.3
Total	$453.9	$427.5	$377.8	$328.0

Assets under management
Personal	$43.0	$35.7	$29.7	$24.3
Mutual funds	117.7	110.6	96.5	73.8
Institutional	18.3	18.5	19.3	16.6
Total	$179.0	$164.8	$145.5	$114.7

T78 Assets under administration and management

As at October 31 ($ billions)	2015	2014	2013
Assets under administration
Balance at beginning of year	$427.5	$377.8	$328.0
Net inflows (outflows)(1)	14.3	22.0	32.6
Impact of market changes, including foreign currency translation	12.1	27.7	17.2
Balance at end of year	$453.9	$427.5	$377.8

(1)	Includes impact of business acquisitions/dispositions of nil (2014 – $(0.9); 2013 – $15.5).

As at October 31 ($ billions)	2015	2014	2013
Assets under management
Balance at beginning of year	$164.8	$145.5	$114.7
Net inflows (outflows)(1)	8.2	6.5	20.9
Impact of market changes, including foreign currency translation	6.0	12.8	9.9
Balance at end of year	$179.0	$164.8	$145.5

(1)	Includes impact of business acquisitions/dispositions of nil (2014 – $(0.9) billion; 2013 – $15.7).

T79 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2015	2014	2013	2012
Audit services	$25.5	$24.6	$24.4	$20.7
Audit-related services	0.9	0.6	1.2	0.5
Tax services outside of the audit scope	–	–	0.1	0.1
Other non-audit services	0.4	0.7	0.4	0.5
Total	$26.8	$25.9	$26.1	$21.8

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Selected Quarterly Information

T80 Selected quarterly information

	2015				2014

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income	3,371	3,354	3,198	3,169	3,099	3,150	3,051	3,005
Net interest income (TEB(1))	3,373	3,357	3,202	3,174	3,105	3,155	3,054	3,008
Non-interest income	2,754	2,770	2,739	2,694	2,648	3,337	2,674	2,640
Non-interest income (TEB(1))	2,825	2,875	2,852	2,781	2,743	3,421	2,755	2,717
Total revenue	6,125	6,124	5,937	5,863	5,747	6,487	5,725	5,645
Total revenue (TEB(1))	6,198	6,232	6,054	5,955	5,848	6,576	5,809	5,725
Provision for credit losses	551	480	448	463	574	398	375	356
Non-interest expenses	3,286	3,334	3,224	3,197	3,361	3,140	2,995	3,105
Provision for income taxes	445	463	468	477	374	598	555	475
Provision for income taxes (TEB(1))	518	571	585	569	475	687	639	555
Net income	1,843	1,847	1,797	1,726	1,438	2,351	1,800	1,709
Net income attributable to common shareholders	1,754	1,767	1,727	1,649	1,343	2,267	1,699	1,607
Operating performance
Basic earnings per share ($)	1.46	1.46	1.43	1.36	1.10	1.86	1.40	1.33
Diluted earnings per share ($)	1.45	1.45	1.42	1.35	1.10	1.85	1.39	1.32
Adjusted diluted earnings per share ($)(1)	1.46	1.47	1.43	1.36	1.11	1.86	1.40	1.34
Return on equity (%)(1)	14.2	14.7	15.1	14.2	11.9	20.6	16.3	15.4
Productivity ratio (%)(TEB(1))	53.0	53.5	53.3	53.7	57.5	47.8	51.6	54.2
Core banking margin (%)(TEB(1))	2.35	2.40	2.41	2.41	2.39	2.41	2.42	2.35
Financial position information ($ billions)
Cash and deposits with financial institutions	73.9	82.8	60.7	65.9	56.7	50.0	59.8	55.3
Trading assets	99.1	103.7	113.1	109.6	113.2	120.4	117.7	113.0
Loans	458.6	451.0	436.0	439.9	424.3	418.9	418.9	414.8
Total assets	856.5	863.1	837.2	851.9	805.7	791.5	791.8	782.8
Deposits	600.9	602.8	575.3	584.6	554.0	545.1	551.5	539.4
Common equity	49.1	48.7	46.7	46.9	45.0	44.2	43.0	42.4
Preferred shares	2.9	2.9	2.9	2.9	2.9	2.9	3.2	3.8
Assets under administration(1)	453.9	459.8	445.8	440.8	427.5	421.9	419.0	393.1
Assets under management(1)	179.0	182.9	176.8	173.8	164.8	164.8	158.8	153.3
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.3	10.4	10.6	10.3	10.8	10.9	9.8	9.4
Tier 1 capital ratio (%)	11.5	11.6	11.9	11.5	12.2	12.3	11.3	11.2
Total capital ratio (%)	13.4	13.5	13.9	13.2	13.9	14.1	13.3	13.5
Leverage ratio (%)(2)	4.2	4.1	4.1	4.1	N/A	N/A	N/A	N/A
CET1 risk-weighted assets ($ billions)(3)	358.0	348.0	328.7	335.2	312.5	307.8	300.2	302.1
Liquidity coverage ratio (LCR)(%)(4)	124	127	123	N/A	N/A	N/A	N/A	N/A
Credit quality
Net impaired loans ($ millions)(5)	2,085	2,096	2,172	2,266	2,002	1,877	1,941	1,833
Allowance for credit losses ($ millions)	4,197	4,125	3,694	3,788	3,641	3,406	3,364	3,361
Net impaired loans as a % of loans and acceptances(5)	0.44	0.45	0.48	0.50	0.46	0.43	0.45	0.43
Provision for credit losses as a % of average net loans and acceptances (annualized)	0.47	0.42	0.41	0.42	0.53	0.37	0.36	0.34
Common share information
Share price ($) (TSX)
High	64.15	67.29	67.73	71.18	74.39	74.93	66.72	66.75
Low	52.58	60.52	61.30	60.75	64.05	66.18	59.92	60.56
Close	61.49	64.19	66.53	61.06	69.02	74.01	66.60	61.10
Shares outstanding (millions)
Average – Basic	1,205	1,210	1,210	1,215	1,217	1,217	1,215	1,209
Average – Diluted	1,227	1,231	1,231	1,220	1,223	1,225	1,222	1,217
End of period	1,203	1,208	1,210	1,210	1,217	1,217	1,217	1,215
Dividends per share ($)	0.70	0.68	0.68	0.66	0.66	0.64	0.64	0.62
Dividend yield (%)(6)	4.8	4.3	4.2	4.0	3.8	3.6	4.0	3.9
Market capitalization ($ billions) (TSX)	74.0	77.5	80.5	73.9	84.0	90.1	81.0	74.2
Book value per common share ($)	40.80	40.30	38.61	38.75	36.96	36.34	35.33	34.87
Market value to book value multiple	1.5	1.6	1.7	1.6	1.9	2.0	1.9	1.8
Price to earnings multiple (trailing 4 quarters)	10.8	12.0	11.6	10.7	12.1	12.6	12.3	11.7

(1)	Refer to page 13 for a discussion of non-GAAP measures.
(2)	Effective November 1, 2014, the Bank is subject to OSFI’s Leverage Requirements Guideline.
(3)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier1 and Total capital ratios, respectively in 2015.
(4)	LCR is based on OSFI’s guideline, Liquidity Adequacy Requirement (LAR), effective commencing 2015.
(5)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share price for the period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Eleven-Year Statistical Review

T81 Consolidated Statement of Financial Position

	IFRS

As at October 31 ($ millions)	2015	2014	2013(1)	2012(1)	2011
Assets
Cash and deposits with financial institutions	$73,927	$56,730	$53,338	$47,337	$38,723
Precious metals	10,550	7,286	8,880	12,387	9,249
Trading assets
Securities	78,380	95,363	84,196	74,639	62,192
Loans	18,341	14,508	11,225	12,857	13,607
Other	2,419	3,377	1,068	100	–
	99,140	113,248	96,489	87,596	75,799
Financial instruments designated at fair value through profit or loss	320	111	106	197	375
Securities purchased under resale agreements and securities borrowed	87,312	93,866	82,533	66,189	47,181
Derivative financial instruments	41,003	33,439	24,503	30,338	37,322
Investment securities	43,216	38,662	34,319	33,376	30,176
Loans
Residential mortgages	217,498	212,648	209,865	175,630	161,685
Personal and credit cards	91,477	84,204	76,008	68,277	63,317
Business and government	153,850	131,098	119,615	111,648	96,743
	462,825	427,950	405,488	355,555	321,745
Allowance for credit losses	4,197	3,641	3,273	2,977	2,689
	458,628	424,309	402,215	352,578	319,056
Other
Customers’ liability under acceptances	10,296	9,876	10,556	8,932	8,172
Property and equipment	2,286	2,272	2,214	2,218	2,504
Investments in associates	4,033	3,461	5,326	4,791	4,434
Goodwill and other intangible assets	11,449	10,884	10,704	8,692	7,639
Deferred tax assets	2,034	1,763	1,938	2,273	2,214
Other assets	12,303	9,759	10,523	11,321	11,579
	42,401	38,015	41,261	38,227	36,542
	$856,497	$805,666	$743,644	$668,225	$594,423
Liabilities
Deposits
Personal	$190,044	$175,163	$171,048	$138,051	$133,025
Business and government(2)	375,144	342,367	313,820	293,460	262,833
Financial institutions	35,731	36,487	33,019	34,178	25,376
	600,919	554,017	517,887	465,689	421,234
Financial instruments designated at fair value through profit or loss(2)	1,486	465	174	157	101
Other
Acceptances	10,296	9,876	10,556	8,932	8,172
Obligations related to securities sold short	20,212	27,050	24,977	18,622	15,450
Derivative financial instruments	45,270	36,438	29,267	35,323	40,236
Obligations related to securities sold under repurchase agreements and securities lent	77,015	88,953	77,508	56,968	38,216
Subordinated debentures	6,182	4,871	5,841	10,143	6,923
Capital instruments	–	–	–	–	2,003
Other liabilities	41,638	34,785	32,047	32,726	29,848
	200,613	201,973	180,196	162,714	140,848
	803,018	756,455	698,257	628,560	562,183
Equity
Common equity
Common shares	15,141	15,231	14,516	13,139	8,336
Retained earnings	31,316	28,609	25,068	21,775	18,421
Accumulated other comprehensive income (loss)	2,455	949	388	(745)	(497)
Other reserves	173	176	193	166	96
Total common equity	49,085	44,965	40,165	34,335	26,356
Preferred shares	2,934	2,934	4,084	4,384	4,384
Total equity attributable to equity holders of the Bank	52,019	47,899	44,249	38,719	30,740
Non-controlling interests
Non-controlling interests in subsidiaries	1,460	1,312	1,138	946	626
Capital instrument equity holders	–	–	–	–	874
Total equity	53,479	49,211	45,387	39,665	32,240
	$856,497	$805,666	$743,644	$668,225	$594,423

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(2)	Certain prior period amounts have been restated to conform with current period presentation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T82 Consolidated Statement of Income

	IFRS

For the year ended October 31 ($ millions)	2015	2014(1)	2013(1)(2)	2012(1)(2)	2011(1)
Revenue
Interest income
Loans	$18,912	$18,176	$17,359	$15,606	$14,373
Securities	922	921	1,000	1,045	986
Securities purchased under resale agreements and securities borrowed	161	180	190	221	221
Deposits with financial institutions	292	263	279	287	275
	20,287	19,540	18,828	17,159	15,855
Interest expense
Deposits	6,070	6,173	6,397	6,117	5,589
Subordinated debentures	187	204	339	381	369
Capital instruments	–	–	–	–	138
Other	938	858	742	691	745
	7,195	7,235	7,478	7,189	6,841
Net interest income	13,092	12,305	11,350	9,970	9,014
Non-interest income	10,957	11,299	9,949	9,676	8,296
Total revenue	24,049	23,604	21,299	19,646	17,310
Provision for credit losses	1,942	1,703	1,288	1,252	1,076
Non-interest expenses	13,041	12,601	11,664	10,436	9,481
Income before taxes	9,066	9,300	8,347	7,958	6,753
Income tax expense	1,853	2,002	1,737	1,568	1,423
Net income	$7,213	$7,298	$6,610	$6,390	$5,330
Net income attributable to non-controlling interests	$199	$227	$231	$196	$149
Non-controlling interests in subsidiaries	199	227	231	196	91
Capital instrument equity holders	–	–	–	–	58
Net income attributable to equity holders of the Bank	$7,014	$7,071	$6,379	$6,194	$5,181
Preferred shareholders	117	155	217	220	216
Common shareholders	$6,897	$6,916	$6,162	$5,974	$4,965
Earnings per common share (in dollars)
Basic	$5.70	$5.69	$5.15	$5.27	$4.63
Diluted	$5.67	$5.66	$5.11	$5.18	$4.53

(1)	Certain prior period amounts have been restated to conform to the current period presentation.
(2)	Certain amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.

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T81A Consolidated Balance Sheet – CGAAP

	CGAAP

As at October 31 ($ millions)	2010	2009	2008	2007	2006	2005
Assets
Cash resources	$46,027	$43,278	$37,318	$29,195	$23,376	$20,505
Securities
Trading	64,684	58,067	48,292	59,685	62,490	50,007
Available-for-sale	47,228	55,699	38,823	28,426	–	–
Investment	–	–	–	–	32,870	23,285
Equity accounted investments	4,651	3,528	920	724	142	167
	116,563	117,294	88,035	88,835	95,502	73,459
Securities purchased under resale agreements	27,920	17,773	19,451	22,542	25,705	20,578
Loans
Residential mortgages	120,482	101,604	115,084	102,154	89,590	75,520
Personal and credit cards	62,548	61,048	50,719	41,734	39,058	34,695
Business and government	103,981	106,520	125,503	85,500	76,733	62,681
	287,011	269,172	291,306	229,388	205,381	172,896
Allowance for credit losses	2,787	2,870	2,626	2,241	2,607	2,469
	284,224	266,302	288,680	227,147	202,774	170,427
Other
Customers’ liability under acceptances	7,616	9,583	11,969	11,538	9,555	7,576
Derivative instruments	26,852	25,992	44,810	21,960	12,098	12,867
Land, buildings and equipment	2,450	2,372	2,449	2,061	2,103	1,836
Other assets	15,005	13,922	14,913	8,232	7,893	6,777
	51,923	51,869	74,141	43,791	31,649	29,056
	$526,657	$496,516	$507,625	$411,510	$379,006	$314,025
Liabilities and shareholders’ equity
Deposits
Personal	$128,850	$123,762	$118,919	$100,823	$93,450	$83,953
Business and government	210,687	203,594	200,566	161,229	141,072	109,389
Banks	22,113	23,063	27,095	26,406	29,392	24,103
	361,650	350,419	346,580	288,458	263,914	217,445
Other
Acceptances	7,616	9,583	11,969	11,538	9,555	7,576
Obligations related to securities sold under repurchase agreements	40,286	36,568	36,506	28,137	33,470	26,032
Obligations related to securities sold short	21,519	14,688	11,700	16,039	13,396	11,250
Derivative instruments	31,990	28,806	42,811	24,689	12,869	13,004
Other liabilities	28,947	24,682	31,063	21,138	24,799	18,983
	130,358	114,327	134,049	101,541	94,089	76,845

Subordinated debentures	5,939	5,944	4,352	1,710	2,271	2,597
Capital instrument liabilities	500	500	500	500	750	750
Shareholders’ equity
Preferred shares	3,975	3,710	2,860	1,635	600	600
Common shareholders’ equity
Common shares and contributed surplus	5,775	4,946	3,829	3,566	3,425	3,317
Retained earnings	21,932	19,916	18,549	17,460	15,843	14,126
Accumulated other comprehensive income (loss)	(4,051)	(3,800)	(3,596)	(3,857)	(2,321)	(1,961)
Total common shareholders’ equity	23,656	21,062	18,782	17,169	16,947	15,482
Total equity attributable to equity holders of the Bank	27,631	24,772	21,642	18,804	17,547	16,082
Non-controlling interests	579	554	502	497	435	306
Total shareholders’ equity	28,210	25,326	22,144	19,301	17,982	16,388
	$526,657	$496,516	$507,625	$411,510	$379,006	$314,025

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T82A Consolidated Statement of Income – CGAAP

	CGAAP

For the year ended October 31 ($ millions)	2010	2009	2008	2007	2006	2005
Interest income
Loans	$12,171	$13,973	$15,832	$13,985	$11,575	$9,236
Securities	4,227	4,090	4,615	4,680	4,124	3,104
Securities purchased under resale agreements	201	390	786	1,258	1,102	817
Deposits with banks	292	482	1,083	1,112	881	646
	16,891	18,935	22,316	21,035	17,682	13,803
Interest expense
Deposits	6,768	8,339	12,131	10,850	8,589	5,755
Subordinated debentures	289	285	166	116	130	134
Capital instrument liabilities	37	37	37	53	53	53
Other	1,176	1,946	2,408	2,918	2,502	1,990
	8,270	10,607	14,742	13,937	11,274	7,932
Net interest income	8,621	8,328	7,574	7,098	6,408	5,871
Provision for credit losses	1,239	1,744	630	270	216	230
Net interest income after provision for credit losses	7,382	6,584	6,944	6,828	6,192	5,641
Other income	6,884	6,129	4,302	5,392	4,800	4,529
Net interest and other income	14,266	12,713	11,246	12,220	10,992	10,170
Non-interest expenses
Salaries and employee benefits	4,647	4,344	4,109	3,983	3,768	3,488
Other	3,535	3,575	3,187	3,011	2,675	2,555
	8,182	7,919	7,296	6,994	6,443	6,043
Income before income taxes	6,084	4,794	3,950	5,226	4,549	4,127
Provision for income taxes	1,745	1,133	691	1,063	872	847
Net income	$4,339	$3,661	$3,259	$4,163	$3,677	$3,280
Net income attributable to non-controlling interests	$100	$114	$119	$118	$98	$71
Net income attributable to equity holders of the Bank	4,239	3,547	3,140	4,045	3,579	3,209
Preferred shareholders	201	186	107	51	30	25
Common shareholders	$4,038	$3,361	$3,033	$3,994	$3,549	$3,184
Average number of common shares outstanding (millions)
Basic	1,032	1,013	987	989	988	998
Diluted	1,034	1,016	993	997	1,001	1,012
Earnings per common share (in dollars)(1)
Basic	$3.91	$3.32	$3.07	$4.04	$3.59	$3.19
Diluted	$3.91	$3.31	$3.05	$4.01	$3.55	$3.15
Dividends per common share (in dollars)	$1.96	$1.96	$1.92	$1.74	$1.50	$1.32

(1)	The calculation of earnings per share is based on full dollar and share amounts.

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T83 Consolidated Statement of Changes in Equity

	IFRS

For the year ended October 31 ($ millions)	2015		2014	2013(1)	2012(1)	2011
Common shares
Balance at beginning of year	$15,231		$14,516	$13,139	$8,336	$5,750
Issued	104		771	1,377	4,803	2,586
Purchased for cancellation	(194)		(56)	–	–	–
Balance at end of year	$15,141		$15,231	$14,516	$13,139	$8,336
Retained earnings
Balance at beginning of year	28,609		25,315	21,978	18,421	21,932
IFRS adjustment	–		(247)	(203)	(144)	(6,248)
Restated balances	28,609		25,068	21,775	18,277	15,684
Net income attributable to common shareholders of the Bank(4)	6,897		6,916	6,162	5,974	4,965
Dividends: Preferred(5)	–		–	–	–	–
Common	(3,289)		(3,110)	(2,858)	(2,493)	(2,200)
Purchase of shares for cancellation and premium on redemption	(761)		(264)	–	–	–
Other	(140	)(6)	(1)	(11)	17	(28)
Balance at end of year	$31,316		$28,609	$25,068	$21,775	$18,421
Accumulated other comprehensive income (loss)
Balance at beginning of year	949		545	(31)	(497)	(4,051)
IFRS adjustment	–		(157)	(714)	32	4,320
Restated balances	949		388	(745)	(465)	269
Cumulative effect of adopting new accounting policies	(5	)(7)	–	–	–	–
Other comprehensive income (loss)	1,511		561	1,133	(280)	(766)
Balance at end of year	$2,455		$949	$388	$(745)	$(497)
Other reserves(9)
Balance at beginning of year	176		193	166	96	25
Share-based payments	14		30	36	38	46
Other	(17)		(47)	(9)	32	25
Balance at end of year	$173		$176	$193	$166	$96
Total common equity	$49,085		$44,965	$40,165	$34,335	$26,356
Preferred shares
Balance at beginning of year	2,934		4,084	4,384	4,384	3,975
Net income attributable to preferred shareholders of the Bank(4)	117		155	217	220	216
Preferred dividends(5)	(117)		(155)	(217)	(220)	(216)
Issued	–		–	–	–	409
Redeemed	–		(1,150)	(300)	–	–
Balance at end of year	$2,934		$2,934	$4,084	$4,384	$4,384
Non-controlling interests
Balance at beginning of year	1,312		1,155	1,743	1,500	579
IFRS adjustment	–		(17)	(797)	(891)	936
Restated balances	1,312		1,138	946	609	1,515
Net income attributable to non-controlling interests	199		227	231	196	149
Distributions to non-controlling interests	(86)		(76)	(80)	(44)	(181)
Effect of foreign exchange and others	35		23	41	185	17
Balance at end of year	$1,460		$1,312	$1,138	$946	$1,500
Total equity at end of year	$53,479		$49,211	$45,387	$39,665	$32,240

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(2)	Relates to the adoption of new financial instruments accounting standards under CGAAP.
(3)	Relates to the adoption of new stock-based compensation accounting standard under CGAAP.
(4)	Under CGAAP, net income attributable to preferred shareholders was included in retained earnings.
(5)	Under IFRS, preferred dividends are recorded as a reduction to preferred shareholders’ equity. Under CGAAP, dividends are a reduction to retained earnings.
(6)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152).
(7)	To reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss.
(8)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments under CGAAP.
(9)	Under CGAAP, amounts represent Contributed Surplus.

T84 Consolidated Statement of Comprehensive Income

	IFRS

For the year ended October 31 ($ millions)	2015	2014	2013(1)	2012(1)	2011
Net income	$7,213	$7,298	$6,610	$6,390	$5,330
Other comprehensive income (loss), net of income taxes:
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses)	1,855	889	346	149	(697)
Net change in unrealized gains (losses) on available-for-sale securities	(480)	(38)	110	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	55	(6)	93	116	105
Other comprehensive income from investments in associates	(9)	60	20	25	–
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability	(1)	(320)	563	(747)	–
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option(2)	15	N/A	N/A	N/A	N/A
Other comprehensive income from investments in associates	1	(2)	–	–	–
Other comprehensive income (loss)	1,436	583	1,132	(306)	(761)
Comprehensive income	$8,649	$7,881	$7,742	$6,084	$4,569
Comprehensive income attributable to:
Common shareholders of the Bank	$8,408	$7,477	$7,298	$5,694	$4,199
Preferred shareholders of the Bank	117	155	217	220	216
Non-controlling interests in subsidiaries	124	249	227	170	96
Capital instrument equity holders	–	–	–	–	58
	$8,649	$7,881	$7,742	$6,084	$4,569

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014 .
(2)	In accordance with the transition requirements for the own credit risk provisions of IFRS 9, prior year comparatives have not been restated for the adoption of this standard in 2015.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007		2006		2005

$4,946	$3,829	$3,566	$3,425		$3,316		$3,228
804	1,117	266	184		135		172
–	–	(3)	(43)		(26)		(84)
$5,750	$4,946	$3,829	$3,566		$3,425		$3,316

19,916	18,549	17,460	15,843		14,126		13,239
–	–	–	–		–		–
–	–	–	(61	)(2)	(25	)(3)	–
4,239	3,547	3,140	4,045		3,579		3,209
(201)	(186)	(107)	(51)		(30)		(25)
(2,023)	(1,990)	(1,896)	(1,720)		(1,483)		(1,317)
–	–	(37)	(586)		(324)		(973)
1	(4)	(11)	(10)		–		(7)
$21,932	$19,916	$18,549	$17,460		$15,843		$14,126

(3,800)	(3,596)	(3,857)	(2,321)		(1,961)		(1,783)
–	–	–	–		–		–
–	–	–	–		–		–
–	595 (8)	–	683		–		–
(251)	(799)	261	(2,219)		(360)		(178)
$(4,051)	$(3,800)	$(3,596)	$(3,857)		$(2,321)		$(1,961)

–	–	–	–		1		1
25	–	–	–		(1)		–
–	–	–	–		–		–
$25	$–	$–	$–		$–		$1
$23,656	$21,062	$18,782	$17,169		$16,947		$15,482

3,710	2,860	1,635	600		600		300
–	–	–	–		–		–
–	–	–	–		–		–
265	850	1,225	1,035		–		300
–	–	–	–		–		–
$3,975	$3,710	$2,860	$1,635		$600		$600

554	502	N/A	N/A		N/A		N/A
–	–	–	–		–		–
–	–	–	–		–		–
100	114	N/A	N/A		N/A		N/A
(35)	(36)	N/A	N/A		N/A		N/A
(40)	(26)	N/A	N/A		N/A		N/A
$579	$554	$502	$497		$435		$306
$28,210	$25,326	$22,144	$19,301		$17,982		$16,388

CGAAP

2010	2009	2008	2007	2006	2005
$4,339	$3,661	$3,259	$4,163	$3,677	$3,280

(591)	(1,736)	2,368	(2,228)	(360)	(178)
278	894	(1,588)	(67)	–	–

62	43	(519)	76	–	–
–	–	–	–	–	–

–	–	–	–	–	–
N/A	N/A	N/A	N/A	N/A	N/A
–	–	–	–	–	–
(251)	(799)	261	(2,219)	(360)	(178)
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102

$3,787	$2,562	$3,294	$1,775	$3,189	$3,006
201	186	107	51	30	25
100	114	119	118	98	71
–	–	–	–	–	–
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T85 Other statistics

	IFRS

For the year ended October 31	2015	2014	2013(1)		2012(1)	2011
Operating performance
Basic earnings per share ($)	5.70	5.69	5.15		5.27	4.63
Diluted earnings per share ($)	5.67	5.66	5.11		5.18	4.53
Return on equity (%)(2)	14.6	16.1	16.6		19.9	20.3
Productivity ratio (%)(TEB(2))	53.4	52.6	54.0		52.4	53.9
Return on assets (%)	0.84	0.92	0.88		0.97	0.91
Core banking margin (%)(TEB(2))	2.39	2.39	2.31		2.31	2.32
Net interest margin on total average assets (%)(TEB)(2)	N/A	N/A	N/A		N/A	N/A
Capital measures(3)
Common Equity Tier 1 (CET1) capital ratio (%)	10.3	10.8	9.1		N/A	N/A
Tier 1 capital ratio (%)	11.5	12.2	11.1		13.6	12.2
Total capital ratio (%)	13.4	13.9	13.5		16.7	13.9
Leverage ratio (%)(4)	4.2	N/A	N/A		N/A	N/A
Common share information
Share price ($) – (TSX):
High	71.18	74.93	64.10		57.18	61.28
Low	52.58	59.92	52.30		47.54	49.00
Close	61.49	69.02	63.39		54.25	52.53
Number of shares outstanding (millions)	1,203	1,217	1,209		1,184	1,089
Dividends per share ($)	2.72	2.56	2.39		2.19	2.05
Dividend yield (%)(5)	4.4	3.8	4.1		4.2	3.7
Price to earnings multiple(6)	10.8	12.1	12.3		10.3	11.3
Book value per common share ($)	40.80	36.96	33.23		28.99	24.20
Other information
Average total assets ($ millions)	860,607	795,641	748,901		659,538	586,101
Number of branches and offices	3,177	3,288	3,330		3,123	2,926
Number of employees	89,214	86,932	86,690	(7)	81,497	75,362
Number of automated banking machines	8,191	8,732	8,471		7,341	6,260

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014. Capital measures have not been restated for the new IFRS standards as they represent the actual amounts in the period for regulatory purposes.
(2)	Refer to page 13 for a discussion of non-GAAP measures.
(3)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules as an all-in basis (refer page 39). Comparative amounts for periods 2012-2007 were determined in accordance with Basel II rules. Amounts prior to 2007 were determined in accordance with Basel I rules and have not been restated.
(4)	Effective November 1, 2014, the Bank is subject to OSFI’s Leverage Requirements Guideline.
(5)	Based on the average of the high and low common share price for the year.
(6)	Based on the closing common share price.
(7)	Restated to conform with current period presentation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007	2006	2005

3.91	3.32	3.07	4.04	3.59	3.19
3.91	3.31	3.05	4.01	3.55	3.15
18.3	16.7	16.7	22.0	22.1	20.9
51.8	53.7	59.4	53.7	55.3	56.3
0.84	0.71	0.72	1.03	1.05	1.06
N/A	N/A	N/A	N/A	N/A	N/A
1.73	1.68	1.75	1.89	1.95	2.00

N/A	N/A	N/A	N/A	N/A	N/A
11.8	10.7	9.3	9.3	10.2	11.1
13.8	12.9	11.1	10.5	11.7	13.2
N/A	N/A	N/A	N/A	N/A	N/A

55.76	49.19	54.00	54.73	49.80	44.22
44.12	23.99	35.25	46.70	41.55	36.41
54.67	45.25	40.19	53.48	49.30	42.99
1,043	1,025	992	984	990	990
1.96	1.96	1.92	1.74	1.50	1.32
3.9	5.4	4.3	3.4	3.3	3.3
14.0	13.6	13.1	13.2	13.7	13.5
22.68	20.55	18.94	17.45	17.13	15.64

515,991	513,149	455,539	403,475	350,709	309,374
2,784	2,686	2,672	2,331	2,191	1,959
70,772	67,802	69,049	58,113	54,199	46,631
5,978	5,778	5,609	5,283	4,937	4,449

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Report on Internal Control Over Financial Reporting

The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board.

Management has used the Internal Control – Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2015, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Brian J. Porter	Sean McGuckin
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada

December 1, 2015

Report of Independent Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank of Nova Scotia’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on The Bank of Nova Scotia’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Bank of Nova Scotia maintained, in all material respects, effective internal control over financial reporting as of October 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of The Bank of Nova Scotia as at October 31, 2015 and October 31, 2014, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 1, 2015 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 1, 2015

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CONSOLIDATED FINANCIAL STATEMENTS

128	Management’s Responsibility for Financial Information

129	Independent Auditors’ Report of Registered Public Accounting Firm

130	Consolidated Statement of Financial Position

131	Consolidated Statement of Income

132	Consolidated Statement of Comprehensive Income

133	Consolidated Statement of Changes in Equity

134	Consolidated Statement of Cash Flows

135	Notes to the 2015 Consolidated Financial Statements

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CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Information

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2015 and October 31, 2014 and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2015 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States) and the effectiveness of internal control over financial reporting and have expressed their opinion upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Brian J. Porter

President and Chief Executive Officer

Sean McGuckin

Chief Financial Officer

Toronto, Canada

December 1, 2015

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CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited the accompanying consolidated financial statements of The Bank of Nova Scotia, which comprise the consolidated statements of financial position as at October 31, 2015 and October 31, 2014, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Bank of Nova Scotia as at October 31, 2015 and October 31, 2014 and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 1, 2015 expressed an unmodified (unqualified) opinion on the effectiveness of The Bank of Nova Scotia’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 1, 2015

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
As at October 31 ($ millions)	Note		2015	2014
Assets
Cash and deposits with financial institutions	6		$73,927	$56,730
Precious metals			10,550	7,286
Trading assets
Securities	8	(a)	78,380	95,363
Loans	8	(b)	18,341	14,508
Other			2,419	3,377
			99,140	113,248
Financial instruments designated at fair value through profit or loss	9		320	111
Securities purchased under resale agreements and securities borrowed			87,312	93,866
Derivative financial instruments	10		41,003	33,439
Investment securities	12		43,216	38,662
Loans
Residential mortgages	13		217,498	212,648
Personal and credit cards	13		91,477	84,204
Business and government	13		153,850	131,098
			462,825	427,950
Allowance for credit losses	13	(d)	4,197	3,641
			458,628	424,309
Other
Customers’ liability under acceptances			10,296	9,876
Property and equipment	16		2,286	2,272
Investments in associates	17		4,033	3,461
Goodwill and other intangible assets	18		11,449	10,884
Deferred tax assets	27	(c)	2,034	1,763
Other assets	19		12,303	9,759
			42,401	38,015
			$856,497	$805,666
Liabilities
Deposits
Personal	20		$190,044	$175,163
Business and government	20		375,144	342,367
Financial institutions	20		35,731	36,487
			600,919	554,017
Financial instruments designated at fair value through profit or loss	9		1,486	465
Other
Acceptances			10,296	9,876
Obligations related to securities sold short			20,212	27,050
Derivative financial instruments	10		45,270	36,438
Obligations related to securities sold under repurchase agreements and securities lent			77,015	88,953
Subordinated debentures	21		6,182	4,871
Other liabilities	22		41,638	34,785
			200,613	201,973
			803,018	756,455
Equity
Common equity
Common shares	24	(a)	15,141	15,231
Retained earnings			31,316	28,609
Accumulated other comprehensive income (loss)			2,455	949
Other reserves			173	176
Total common equity			49,085	44,965
Preferred shares	24	(b)	2,934	2,934
Total equity attributable to equity holders of the Bank			52,019	47,899
Non-controlling interests in subsidiaries	31	(b)	1,460	1,312
			53,479	49,211
			$856,497	$805,666

Thomas C. O’Neill	Brian J. Porter
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note	2015	2014(1)	2013(1)(2)
Revenue
Interest income
Loans		$18,912	$18,176	$17,359
Securities		922	921	1,000
Securities purchased under resale agreements and securities borrowed		161	180	190
Deposits with financial institutions		292	263	279
		20,287	19,540	18,828
Interest expense
Deposits		6,070	6,173	6,397
Subordinated debentures		187	204	339
Other		938	858	742
		7,195	7,235	7,478
Net interest income		13,092	12,305	11,350
Non-interest income
Banking	32	3,360	3,170	3,000
Wealth management	32	3,269	3,023	2,665
Underwriting and other advisory		525	712	503
Non-trading foreign exchange		492	420	404
Trading revenues	33	1,185	1,114	1,300
Net gain on sale of investment securities	12(d)	639	741	375
Net income from investments in associated corporations	17	405	428	681
Insurance underwriting income, net of claims		556	474	448
Other	37	526	1,217	573
		10,957	11,299	9,949
Total revenue		24,049	23,604	21,299
Provision for credit losses	13(d)	1,942	1,703	1,288
		22,107	21,901	20,011
Non-interest expenses
Salaries and employee benefits		6,681	6,547	6,239
Premises and technology		2,086	1,936	1,815
Depreciation and amortization		584	526	516
Communications		434	417	409
Advertising and business development		592	571	505
Professional		548	471	432
Business and capital taxes		361	314	274
Other		1,755	1,819	1,474
		13,041	12,601	11,664
Income before taxes		9,066	9,300	8,347
Income tax expense		1,853	2,002	1,737
Net income		$7,213	$7,298	$6,610
Net income attributable to non-controlling interests in subsidiaries	31(b)	$199	$227	$231
Net income attributable to equity holders of the Bank		$7,014	$7,071	$6,379
Preferred shareholders		117	155	217
Common shareholders		$6,897	$6,916	$6,162
Earnings per common share (in dollars)
Basic	34	$5.70	$5.69	$5.15
Diluted	34	$5.67	$5.66	$5.11

(1)	Certain prior period amounts have been restated to conform to the current period presentation.
(2)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS10 and IAS 19) in 2014.

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2015	2014	2013(1)
Net income	$7,213	$7,298	$6,610
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	3,145	1,607	687
Net gains (losses) on hedges of net investments in foreign operations	(1,677)	(943)	(469)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	46	25	(1)
Net gains (losses) on hedges of net investments in foreign operations	(433)	(250)	(127)
	1,855	889	346
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	386	801	378
Reclassification of net (gains) losses to net income(2)	(966)	(934)	(289)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	161	186	79
Reclassification of net (gains) losses to net income	(261)	(281)	(100)
	(480)	(38)	110
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	1,519	441	280
Reclassification of net (gains) losses to net income	(1,444)	(447)	(155)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	450	137	85
Reclassification of net (gains) losses to net income	(430)	(137)	(53)
	55	(6)	93
Other comprehensive income from investments in associates	(9)	60	20
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(3)	(432)	774
Income tax expense (benefit)	(2)	(112)	211
	(1)	(320)	563
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:(3)
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	20	–	–
Income tax expense (benefit)	5	–	–
	15	–	–
Other comprehensive income from investments in associates	1	(2)	–
Other comprehensive income (loss)	1,436	583	1,132
Comprehensive income	$8,649	$7,881	$7,742
Comprehensive income attributable to non-controlling interests	$124	$249	$227
Comprehensive income attributable to equity holders of the Bank	$8,525	$7,632	$7,515
Preferred shareholders	117	155	217
Common shareholders	$8,408	$7,477	$7,298

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS10 and IAS 19) in 2014.
(2)	Includes amounts related to qualifying hedges.
(3)	In accordance with the transition requirements for the own credit risk provisions of IFRS 9, prior period comparatives have not been restated for the adoption of this standard in 2015 (refer to Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

				Accumulated other comprehensive income (loss)												Non-controlling interests
($ millions)	Common shares (Note 24)	Retained earnings(1)		Foreign currency translation	Available- for-sale securities	Cash flow hedges	Share from associates(2)	Employee benefits(2)	Own credit risk(2)		Other reserves(3)		Total common equity	Preferred shares (Note 24)	Total common and preferred equity	Non-controlling interests in subsidiaries (Note 31(b))	Capital instrument equity holders	Total
Balance as at November 1, 2014	$15,231	$28,609		$700	$664	$(48)	$113	$(480)	$–		$176		$44,965	$2,934	$47,899	$1,312	$–	$49,211
Net income	–	6,897		–	–	–	–	–	–		–		6,897	117	7,014	199	–	7,213
Other comprehensive income (loss)	–	–		1,933	(470)	55	(8)	(14)	15		–		1,511	–	1,511	(75)	–	1,436
Total comprehensive income	$–	$6,897		$1,933	$(470)	$55	$(8)	$(14)	$15		$–		$8,408	$117	$8,525	$124	$–	$8,649
Shares issued	104	–		–	–	–	–	–	–		(17)		87	–	87	–	–	87
Shares repurchased/redeemed	(194)	(761)		–	–	–	–	–	–		–		(955)	–	(955)	–	–	(955)
Common dividends paid	–	(3,289)		–	–	–	–	–	–		–		(3,289)	–	(3,289)	–	–	(3,289)
Preferred dividends paid	–	–		–	–	–	–	–	–		–		–	(117)	(117)	–	–	(117)
Distributions to non-controlling interests	–	–		–	–	–	–	–	–		–		–	–	–	(86)	–	(86)
Share-based payments	–	–		–	–	–	–	–	–		14		14	–	14	–	–	14
Other	–	(140	)(4)	–	–	–	–	–	(5	)(5)	–		(145)	–	(145)	110 (6)	–	(35)
Balance as at October 31, 2015	$15,141	$31,316		$2,633	$194	$7	$105	$(494)	$10		$173		$49,085	$2,934	$52,019	$1,460	$–	$53,479

Balance as reported November 1, 2013	$14,516	$25,315		$(173)	$705	$(42)	$55	$–	$–		$193		$40,569	$4,084	$44,653	$1,155	$743	$46,551
Opening adjustment(7)	–	(247)		–	–	–	–	(157)	–		–		(404)	–	(404)	(17)	(743)	(1,164)
Restated balances	14,516	25,068		(173)	705	(42)	55	(157)	–		193		40,165	4,084	44,249	1,138	–	45,387
Net income	–	6,916		–	–	–	–	–	–		–		6,916	155	7,071	227	–	7,298
Other comprehensive income (loss)	–	–		873	(41)	(6)	58	(323)	–		–		561	–	561	22	–	583
Total comprehensive income	$–	$6,916		$873	$(41)	$(6)	$58	$(323)	$–		$–		$7,477	$155	$7,632	$249	$–	$7,881
Shares issued	771	3		–	–	–	–	–	–		(34)		740	–	740	–	–	740
Share repurchased/redeemed	(56)	(264)		–	–	–	–	–	–		–		(320)	(1,150)	(1,470)	–	–	(1,470)
Common dividends paid	–	(3,110)		–	–	–	–	–	–		–		(3,110)	–	(3,110)	–	–	(3,110)
Preferred dividends paid	–	–		–	–	–	–	–	–		–		–	(155)	(155)	–	–	(155)
Distributions to non-controlling interests	–	–		–	–	–	–	–	–		–		–	–	–	(76)	–	(76)
Share-based payments	–	–		–	–	–	–	–	–		30		30	–	30	–	–	30
Other	–	(4)		–	–	–	–	–	–		(13	)(8)	(17)	–	(17)	1 (6)	–	(16)
Balance as at October 31, 2014	$15,231	$28,609		$700	$664	$(48)	$113	$(480)	$–		$176		$44,965	$2,934	$47,899	$1,312	$–	$49,211

Balance as reported November 1, 2012	$13,139	$21,978		$(528)	$597	$(135)	$35	$–	$–		$166		$35,252	$4,384	$39,636	$966	$777	$41,379
Opening adjustment(7)	–	(203)		–	–	–	–	(714)	–		–		(917)	–	(917)	(20)	(777)	(1,714)
Restated balances	13,139	21,775		(528)	597	(135)	35	(714)	–		166		34,335	4,384	38,719	946	–	39,665
Net income	–	6,162		–	–	–	–	–	–		–		6,162	217	6,379	231	–	6,610
Other comprehensive income (loss)	–	–		358	108	93	20	557	–		–		1,136	–	1,136	(4)	–	1,132
Total comprehensive income	$–	$6,162		$358	$108	$93	$20	$557	$–		$–		$7,298	$217	$7,515	$227	$–	$7,742
Shares issued	1,377	1		–	–	–	–	–	–		(35)		1,343	–	1,343	–	–	1,343
Preferred shares redeemed	–	–		–	–	–	–	–	–		–		–	(300)	(300)	–	–	(300)
Common dividends paid	–	(2,858)		–	–	–	–	–	–		–		(2,858)	–	(2,858)	–	–	(2,858)
Preferred dividends paid	–	–		–	–	–	–	–	–		–		–	(217)	(217)	–	–	(217)
Distributions to non-controlling interests	–	–		–	–	–	–	–	–		–		–	–	–	(80)	–	(80)
Share-based payments	–	–		–	–	–	–	–	–		36		36	–	36	–	–	36
Other	–	(12)		(3)	–	–	–	–	–		26	(8)	11	–	11	45 (6)	–	56
Balance as at October 31, 2013(7)	$14,516	$25,068		$(173)	$705	$(42)	$55	$(157)	$–		$193		$40,165	$4,084	$44,249	$1,138	$–	$45,387

(1)	Includes undistributed retained earnings of $61 (2014 – $52; 2013 – $43) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts that will not be reclassified subsequently to net income. Share from associates $1 (2014 - $(2); 2013 - nil) will not be reclassified subsequently to net income.
(3)	Represents amounts on account of share-based payments (refer to Note 26).
(4)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152).
(5)	Represents retrospective adjustments to reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss (refer to Note 4).
(6)	Includes changes to non-controlling interests arising from business combinations.
(7)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(8)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares.

The accompanying notes are an integral part of these consolidated financial statements

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2015	2014	2013(1)
Cash flows from operating activities
Net income	$7,213	$7,298	$6,610
Adjustment for:
Net interest income	(13,092)	(12,305)	(11,350)
Depreciation and amortization	584	526	516
Provisions for credit losses	1,942	1,703	1,288
Equity-settled share-based payment expense	14	30	36
Net gain on sale of investment securities	(639)	(741)	(375)
Realized gain on sale of an investment in an associate	–	(469)	–
Unrealized gain on reclassification of an investment in an associate	–	(174)	–
Net income from investments in associated corporations	(405)	(428)	(681)
Provision for income taxes	1,853	2,002	1,737
Changes in operating assets and liabilities:
Trading assets	20,302	(13,848)	(6,793)
Securities purchased under resale agreements and securities borrowed	13,991	(7,526)	(9,866)
Loans	(22,942)	(16,785)	(16,006)
Deposits	13,915	20,224	6,028
Obligations related to securities sold short	(8,101)	1,506	5,458
Obligations related to assets sold under repurchase agreements and securities lent	(18,982)	7,306	17,455
Net derivative financial instruments	2,442	(1,147)	282
Other, net	4,707	7,181	4,708
Dividends received	1,147	1,063	1,139
Interest received	19,145	18,438	18,011
Interest paid	(7,262)	(7,509)	(7,688)
Income tax paid	(1,985)	(1,401)	(1,555)
Net cash from/(used in) operating activities	13,847	4,944	8,954
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(8,448)	213	(4,079)
Purchase of investment securities	(44,684)	(47,328)	(47,894)
Proceeds from sale and maturity of investment securities	41,649	44,876	52,652
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(701)	2,045	(3,439)
Property and equipment, net of disposals	(282)	(277)	(180)
Other, net	(1,053)	(115)	(324)
Net cash from/(used in) investing activities	(13,519)	(586)	(3,264)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	1,248	–	–
Redemption/repayment of subordinated debentures	(18)	(1,000)	(4,210)
Redemption of preferred shares	–	(1,150)	(300)
Proceeds from common shares issued	101	753	1,256
Common shares purchased for cancellation	(955)	(320)	–
Cash dividends paid	(3,406)	(3,265)	(3,075)
Distributions to non-controlling interests	(86)	(76)	(80)
Other, net	3,379	872	30
Net cash from/(used in) financing activities	263	(4,186)	(6,379)
Effect of exchange rate changes on cash and cash equivalents	305	207	102
Net change in cash and cash equivalents	896	379	(587)
Cash and cash equivalents at beginning of year(2)	5,828	5,449	6,036
Cash and cash equivalents at end of year(2)	$6,724	$5,828	$5,449

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS10 and IAS 19) in 2014.
(2)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 6).

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO THE 2015 CONSOLIDATED FINANCIAL STATEMENTS

Page	Note

136	1	Reporting entity

136	2	Basis of preparation

137	3	Significant accounting policies

149	4	Recently adopted accounting standards

150	5	Future accounting developments

151	6	Cash and deposits with financial institutions

151	7	Fair value of financial instruments

157	8	Trading assets

158	9	Financial instruments designated at fair value through profit or loss

159	10	Derivative financial instruments

163	11	Offsetting financial assets and financial liabilities

164	12	Investment securities

167	13	Loans, impaired loans and allowance for credit losses

170	14	Derecognition of financial assets

171	15	Structured entities

173	16	Property and equipment

174	17	Investments in associates

174	18	Goodwill and other intangible assets

176	19	Other assets

Page	Note

176	20	Deposits

177	21	Subordinated debentures

177	22	Other liabilities

177	23	Provisions

178	24	Common and preferred shares

181	25	Capital management

182	26	Share-based payments

185	27	Corporate income taxes

187	28	Employee benefits

192	29	Operating segments

194	30	Related party transactions

195	31	Principal subsidiaries and non-controlling interests in subsidiaries

196	32	Non-interest income

197	33	Trading revenues

197	34	Earnings per share

197	35	Guarantees, commitments and pledged assets

199	36	Financial instruments – risk management

208	37	Business combinations, other acquisitions and divestitures

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CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2	Basis of preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

The consolidated financial statements for the year ended October 31, 2015 have been approved by the Board of Directors for issue on December 1, 2015.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

●	Financial assets and liabilities held-for-trading
●	Financial assets and liabilities designated at fair value through profit or loss
●	Derivative financial instruments
●	Available-for-sale investment securities

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Management’s use of estimates, assumptions and judgments

The Bank’s accounting policies require estimates, assumptions and judgments that relate to matters that are inherently uncertain. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in a timely and systematic manner. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Use of estimates and assumptions

The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas of estimation uncertainty include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these and other estimates. Refer to the relevant accounting policies in Note 3 for details on the Bank’s use of estimates and assumptions.

Significant judgments

In the preparation of these consolidated financial statements, management is required to make significant judgments in the classification and presentation of transactions and instruments and accounting for involvement with other entities.

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CONSOLIDATED FINANCIAL STATEMENTS

Significant estimates, assumptions and judgments have been made in the following areas and are discussed as noted in the consolidated financial statements:

Allowance for credit losses	Note 3 Note 13(d)
Fair value of financial instruments	Note 3 Note 7
Corporate income taxes	Note 3 Note 27
Employee benefits	Note 3 Note 28
Goodwill and intangible assets	Note 3 Note 18
Fair value of all identifiable assets and liabilities as a result of business combinations	Note 3 Note 37
Impairment of investment securities	Note 3 Note 12
Impairment of non-financial assets	Note 3 Note 16
Structured entities	Note 3 Note 15
De facto control of other entities	Note 3 Note 31
Derecognition of financial assets and liabilities	Note 3 Note 14
Provisions	Note 3 Note 23

3	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint arrangements. The Bank’s subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For the Bank to control an entity, all of the three elements of control should be in existence:

●	power over the investee;
●	exposure, or rights, to variable returns from involvement with the investee; and
●	the ability to use power over the investee to affect the amount of the Bank’s returns.

The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control has changed. Non-controlling interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to common and preferred shareholders of the Bank. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity unless there are other factors that indicate that the Bank does not control the entity despite having more than 50% of voting rights.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

●	by virtue of an agreement, over more than half of the voting rights;
●	to govern the financial and operating policies of the entity under a statute or an agreement;
●	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
●

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Structured entities

Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank may become involved with structured entities either at the formation stage or at a later date. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

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CONSOLIDATED FINANCIAL STATEMENTS

The Bank consolidates all structured entities that it controls.

Investments in associates

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity. Significant influence is ordinarily presumed to exist when the Bank holds between 20% and 50% of the voting rights. The Bank may also be able to exercise significant influence through board representation. The effects of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank has significant influence.

Investments in associates are recognized initially at cost, which includes the purchase price and other costs directly attributable to the purchase. Associates are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the associate’s equity.

If there is a loss of significant influence and the investment ceases to be an associate, equity accounting is discontinued from the date of loss of significant influence. If the retained interest on the date of loss of significant influence is a financial asset, it is measured at fair value and the difference between the fair value and the carrying value is recorded as an unrealized gain or loss in the Consolidated Statement of Income.

Investments in associates are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

For purposes of applying the equity method for an investment that has a different reporting period from the Bank, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and the reporting date of the Bank.

Joint arrangements

A joint arrangement is an arrangement over which two or more parties have joint control. Joint control exists only when decisions about the relevant activities (i.e., those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing the control of the arrangement. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

For joint operations, the Bank recognizes its share of the joint operation represented by:

●	its assets and liabilities held/incurred jointly
●	its revenue and expenses incurred jointly arising from the joint operation

Similar to accounting for investment in associates, for joint ventures, investments are recognized initially at cost and accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and other movements in the joint venture’s equity. Investments in joint ventures are evaluated for impairment at the end of each financial reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

If there is a loss of joint control and it does not result in the Bank having significant influence over the entity, equity accounting is discontinued from the date of loss of joint control. If the retained interest in the former joint venture on the date of loss of joint control is a financial asset, it is measured at fair value and the difference between the fair value and the carrying value is recorded as an unrealized gain or loss in the Consolidated Statement of Income.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank’s monetary items are recognized in non-interest income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of buildings purchased in foreign currency, equipment and leasehold improvements of the Bank, which are translated using historical rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income or Consolidated Statement of Comprehensive Income consistent with the gain or loss on the non-monetary item.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. On disposal or partial disposal of a foreign operation, resulting in a loss of control, an appropriate portion of the translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income.

Financial assets and liabilities

Date of recognition

The Bank initially recognizes loans, deposits, subordinated debentures and debt securities issued on the date at which they are originated or purchased. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

Initial classification and measurement

The classification of financial assets and liabilities at initial recognition depends on the purpose and intention for which the financial assets are acquired and liabilities issued and their characteristics. The initial measurement of a financial asset or liability is at fair value.

Determination of fair value

Fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

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CONSOLIDATED FINANCIAL STATEMENTS

Inception gains and losses are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred and amortized over the life of the related contract or until the valuation inputs become observable.

IFRS 13 permits a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk (or risks). The Bank has adopted this exception through an accounting policy choice. Consequently, the fair values of certain portfolios of financial instruments are determined based on the net exposure of those instruments to particular market, credit or funding risk.

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. These adjustments include those made for credit risk, bid-offer spreads, unobservable parameters, constraints on prices in inactive or illiquid markets and when applicable funding costs.

Derecognition of financial assets and liabilities

Derecognition of financial assets

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole, only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third-party; and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party. Management determines whether substantially all the risk and rewards of ownership have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows remains significantly similar subsequent to the transfer, the Bank has retained substantially all of the risks and rewards of ownership.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the asset is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated structured entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings in the Consolidated Statement of Financial Position.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Offsetting of financial instruments

Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is currently a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. When financial assets and financial liabilities are offset in the Consolidated Statement of Financial Position, the related income and expense items will also be offset in the Consolidated Statement of Income, unless specifically prohibited by an applicable accounting standard.

Cash and deposits with financial institutions

Cash and deposits with financial institutions comprises cash, cash equivalents, demand deposits with banks and other financial institutions, highly liquid investments that are readily convertible to cash, subject to insignificant risk of changes in value and may carry restrictions in certain circumstances. These investments are those with less than three months’ maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in fair value less costs to sell are credited or charged to non-interest income – trading revenues in the Consolidated Statement of Income.

Trading assets and liabilities

Trading assets and liabilities are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income. Gains and losses realized on disposal and unrealized gains and losses due to fair value changes on trading assets and liabilities, other than certain derivatives, are recognized as part of non-interest income – trading revenues in the Consolidated Statement of Income. Trading assets and liabilities are not reclassified subsequent to their initial recognition.

Financial assets and liabilities designated at fair value through profit or loss

Financial assets and financial liabilities classified in this category are those that have been designated by the Bank on initial recognition or on transition to IFRS. The Bank may only designate an instrument at fair value through profit or loss when one of the following criteria is met, and designation is determined on an instrument by instrument basis:

●

The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis; or

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●

The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed together and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy and the information about the group is provided to key management personnel and it can be demonstrated that significant financial risks are eliminated or significantly reduced; or

●	The financial instrument contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial assets and financial liabilities designated at fair value through profit or loss are recorded in the Consolidated Statement of Financial Position at fair value. For assets designated at fair value through profit or loss, changes in fair value are recognized in the Consolidated Statement of Income. For liabilities designated at fair value through profit or loss, changes in fair value arising from changes in the Bank’s own credit risk are recognized in the Consolidated Statement of Comprehensive Income (OCI), without subsequent reclassification to the Consolidated Statement of Income, unless doing so would create or increase an accounting mismatch. All other changes in fair value are recognized in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing arrangements and are recorded at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related income and interest expense are recorded on an accrual basis in the Consolidated Statement of Income.

Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market-making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in non-interest income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense – other.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. Cash advanced or received as collateral is recorded as an asset or liability. Fees received and paid are reported as fee and commission revenues and expenses in the Consolidated Statement of Income, respectively.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position, unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in non-interest income – trading revenues, in the Consolidated Statement of Income.

Derivative financial instruments

Derivative financial instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodities, equity prices or other financial variables. Most derivative financial instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative financial instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate income from trading operations.

Derivatives embedded in other financial instruments or host contracts are treated as separate derivatives when the following conditions are met:

●	their economic characteristics and risks are not closely related to those of the host contract;
●	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
●	the combined contract is not held for trading or designated at fair value through profit or loss.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on a combined basis with the host contracts although they are separated for measurement purposes when conditions requiring separation are met. Subsequent changes in fair value of embedded derivatives are recognized in non-interest income – other in the Consolidated Statement of Income.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred and amortized over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in non-interest income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in non-interest income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

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Changes in the fair value of derivatives that qualify for hedge accounting are recorded as non-interest income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

Investment securities

Investment securities are comprised of available-for-sale and held-to-maturity securities.

Available-for-sale investment securities

Available-for-sale investment securities include equity and debt securities. Equity investments classified as available-for-sale are those which are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. Available-for-sale investment securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income. When realized, these gains and losses are reclassified from the Consolidated Statement of Comprehensive Income and recorded in the Consolidated Statement of Income on an average cost basis. For non-monetary investment securities designated as available-for-sale, the gain or loss recognized in other comprehensive income includes any related foreign exchange gains or losses. Foreign exchange gains and losses that relate to the amortized cost of an available-for-sale debt security are recognized in the Consolidated Statement of Income.

Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income – securities in the Consolidated Statement of Income using the effective interest method.

Transaction costs on available-for-sale equity securities are initially capitalized and then recognized as part of the net realized gain/loss on subsequent sale of the instrument in the Consolidated Statement of Income.

Held-to-maturity investment securities

Held-to-maturity investment securities are non-derivative assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity, and which do not meet the definition of a loan, are not held-for-trading, and are not designated at fair value through profit or loss or as available-for-sale. After initial measurement, held-to-maturity investment securities are carried at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate. The amortization is included in interest income – securities in the Consolidated Statement of Income.

A sale or reclassification of a more than an insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent the Bank from classifying investment securities as held-to-maturity for the current and the following two financial years. However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

●	Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value;
●	Sales or reclassifications after the Bank has collected substantially all of the asset’s original principal; or
●	Sales or reclassifications attributable to non-recurring isolated events beyond the Bank’s control that could not have been reasonably anticipated.

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting period, or more frequently if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is objective evidence of impairment. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the carrying value of the security continues to reflect fair value. Losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within non-interest income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within non-interest income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from disposals or increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within non-interest income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within non-interest income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

Loans

Loans include loans and advances originated or purchased by the Bank which are not classified as held-for-trading, held-to-maturity or designated at fair value. Debt securities, which are not trading securities or have not been designated as available-for-sale securities and that are not quoted in an active market, are also classified as loans.

Loans originated by the Bank are recognized when cash is advanced to a borrower. Loans purchased are recognized when cash consideration is paid by the Bank. Loans are measured at amortized cost using the effective interest method, less any impairment losses. Loans are stated net of allowance for credit losses.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark adjustments and credit mark adjustments. As a result of recording all purchased loans at fair value, no allowances for credit losses are recorded in the

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Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

An aggregate credit mark adjustment is established to capture management’s best estimate of cash flow shortfalls on the loans over their life time as determined at the date of acquisition. The credit mark adjustment comprises of both an incurred loss mark and a future expected loss mark.

For individually assessed loans, the credit mark established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine expected losses at the date of acquisition. The portfolio approach will result in both an incurred loss mark and a future expected loss mark. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio and an increase in expected cash flows will result in recovery in provision for credit losses in the Consolidated Statement of Income while any cash flows lower than expected will result in an additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans winds down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A net charge is recorded if the actual losses exceed the amortized amounts.

Loan impairment and allowance for credit losses

The Bank considers a loan to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the date of initial recognition of the loan and the loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Objective evidence is represented by observable data that comes to the attention of the Bank and includes events that indicate:

●	significant financial difficulty of the borrower;
●	a default or delinquency in interest or principal payments;
●	a high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
●	a measurable decrease in the estimated future cash flows from loan or the underlying assets that back the loan.

If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off. Losses expected as a result of future events, are not recognized.

The Bank considers evidence of impairment for loans and advances at both an individual and collective level.

Individual impairment allowance

For all loans that are considered individually significant, the Bank assesses on a case-by-case basis at each reporting period whether an individual allowance for loan losses is required.

For those loans where objective evidence of impairment exists and the Bank has determined the loan to be impaired, impairment losses are determined based on the Bank’s aggregate exposure to the customer considering the following factors:

●	the customer’s ability to generate sufficient cash flow to service debt obligations;
●	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Bank and the likelihood of other creditors continuing to support the company;
●	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident; and
●	the realizable value of security (or other credit mitigants) and likelihood of successful repossession.

Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. This results in interest income being recognized using the original effective interest rate.

Collective impairment allowance

For loans that have not been individually assessed as being impaired, the Bank pools them into groups to assess them on a collective basis. Collective allowances are calculated for impaired loans and performing loans. Allowances related to performing loans estimate probable incurred losses that are inherent in the portfolio but have not yet been specifically identified as impaired.

Internal risk rating parameters are used in the calculation of the collective impairment allowance. For non-retail loan portfolios, internal risk rating parameters form the basis for calculating the quantitative portion of the collective allowance for performing loans:

●	Probability of Default rates (PD) which are based upon the internal risk rating for each borrower;
●	Loss Given Default rates (LGD); and
●	Exposure at Default factors (EAD).

Funded exposures are multiplied by the borrower’s PD and by the relevant LGD parameter.

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Committed but undrawn exposures are multiplied by the borrower’s PD, by the relevant LGD parameter, and by the relevant EAD parameter. A model stress component is also applied to recognize uncertainty in the credit risk parameters and the fact that current actual loss rates may differ from the long term averages included in the model.

Retail loans

Retail loans represented by residential mortgages, credit cards and other personal loans are considered by the Bank to be homogeneous groups of loans that are not considered individually significant. All homogeneous groups of loans are assessed for impairment on a collective basis.

Mortgages are collectively assessed for impairment, taking into account number of days past due, historical loss experience and incorporating both quantitative and qualitative factors including the current business and economic environment and the realizable value of collateral to determine the appropriate level of the collective impairment allowance.

A roll rate methodology is used to determine impairment losses on a collective basis for credit cards and other personal loans because individual loan assessment is impracticable. Under this methodology, loans with similar credit characteristics are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency and ultimately prove irrecoverable. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events not identifiable on an individual loan basis. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, the Bank adopts a basic formulaic approach based on historical loss rate experience.

Performing loans

Over and above the individually assessed and retail roll rate allowances, loans that were subject to individual assessment for which no evidence of impairment existed, are grouped together according to their credit risk characteristics for the purpose of reassessing them on a collective basis. This reflects impairment losses that the Bank has incurred as a result of events that have occurred but where the individual loss has not been identified.

The collective impairment allowance for such loans is determined after taking into account:

●	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);
●	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and
●

management’s experienced judgment as to whether current economic and credit conditions are such that the actual level of inherent losses at the reporting date is likely to be greater or less than that suggested by historical experience. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

Provision for credit losses on off-balance sheet positions

A provision is set up for the Bank’s off-balance sheet positions and recorded in other liabilities on the Consolidated Statement of Financial Position. The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any change in the provision is recorded in the Consolidated Statement of Income as provision for credit losses.

Write-off of loans

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

Reversals of impairment

If the amount of an impairment loss related to loans decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the excess is written back by reducing the loan impairment allowance account accordingly. The write-back is recognized in the provision for credit losses in the Consolidated Statement of Income.

Restructured loans

Restructured loans include loans where the Bank has renegotiated the original terms of a loan by granting a concession to the borrower (concessions). These concessions include interest rate adjustments, deferral or extension of principal or interest payments and forgiveness of a portion of principal or interest. Once the terms of the loan have been renegotiated and agreed upon with the borrower the loan is considered a restructured loan. The investment in the loan is reduced as of the date of the restructuring to the amount of the net expected cash flows receivable under the modified terms, discounted at the original effective interest rate inherent in the loan. The loan is no longer considered past due and the reduction in the carrying value of the loan is recognized as a charge for loan impairment in the Consolidated Statement of Income in the period in which the loan is restructured. In other cases, restructuring may be considered substantial enough to result in recognition of a new loan.

Customer’s liability under acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Statement of Financial Position. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in fee and commission revenues – banking fees in the Consolidated Statement of Income.

Hedge accounting

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used and the method used to assess the effectiveness of the hedge. The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of hedged items. Hedge ineffectiveness is measured and recorded in non-interest income – other in the Consolidated Statement of Income.

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There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include available-for-sale debt and equity securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, foreign currency forwards and foreign currency liabilities.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item is recognized in income. The Bank utilizes cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues. Hedged items include available-for-sale debt securities, loans, deposit liabilities and highly probable forecasted transactions. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, total return swaps and foreign currency forwards.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment are recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land, buildings and equipment

Land is carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – 40 years, building fittings – 15 years, equipment 3 to 10 years, and leasehold improvements – term of lease plus one renewal period up to a maximum of 15 years. Depreciation expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in non-interest income – other in the Consolidated Statement of Income in the year of disposal.

Investment property

Investment property is property held either for rental income or for capital appreciation or for both. The Bank holds certain investment properties which are presented in property and equipment on the Consolidated Statement of Financial Position.

Investment property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful life of 40 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

Assets held-for-sale

Non-current non-financial assets (and disposal groups) are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. These assets meet the criteria for classification as held-for-sale if they are available for immediate sale in their present condition and their sale is considered highly probable to occur within one year.

Non-current non-financial assets classified as held-for-sale are measured at the lower of their carrying amount and fair value (less costs to sell) and are presented within other assets in the Consolidated Statement of Financial Position. Any subsequent write-down to fair value less costs to sell is recognized in the Consolidated Statement of Income, in non-interest income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in non-interest income, together with any realized gains or losses on disposal.

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or assets held-for-use. If the acquired asset does not meet the requirement to be considered held-for-sale, the asset is considered held-for-use, measured initially at cost which equals the carrying value of the loan and accounted for in the same manner as a similar asset acquired in the normal course of business.

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of subsidiaries. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair value of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in non-interest income – other in the Consolidated Statement of Income.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset,

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a portion of the non-controlling interest is recognized as a financial liability based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in non-interest income – other in the Consolidated Statement of Income.

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

●

Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

●	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
●	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
●	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGUs) that is expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes. Goodwill impairment, at a standalone subsidiary level, may not in itself result in an impairment at the consolidated Bank level.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including credit risk, market risk, operational risk and other relevant business risks for each CGU. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount of the CGU has been determined using the fair value less costs of disposal method. The estimation of fair value less costs of disposal involves significant judgment in the determination of inputs. In determining fair value less costs of disposal, an appropriate valuation model is used which considers various factors including normalized net income, control premiums and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss is recognized if the carrying amount of the CGU exceeds the recoverable amount. An impairment loss, in respect of goodwill, is not reversed.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, contract intangibles, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use. Intangibles acquired as part of a business combination are initially recognized at fair value.

In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. As intangible assets are considered to be non-financial assets, the impairment model for non-financial assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and indefinite life intangible assets and deferred tax assets which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

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Significant judgment is applied in determining the non-financial asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

Bank as a lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases and presented within loans in the Consolidated Statement of Financial Position. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease. Finance lease income is included in the Consolidated Statement of Income under interest income from loans.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property and equipment on the Bank’s Consolidated Statement of Financial Position. Rental income is recognized on a straight-line basis over the period of the lease in non-interest income – other in the Consolidated Statement of Income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Bank as a lessee

Assets held under finance leases are initially recognized as property and equipment in the Consolidated Statement of Financial Position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding finance lease obligation is included in other liabilities in the Consolidated Statement of Financial Position. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale and lease-back

Where the Bank enters into a sale leaseback transaction for a non-financial asset at fair market value that results in the Bank retaining an operating lease (where the buyer/lessor retains substantially all risks and rewards of ownership), any gains and losses are recognized immediately in net income. Where the sale leaseback transaction results in a finance lease, any gain on sale is deferred and recognized in net income over the remaining term of the lease.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for their intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in net income through depreciation of the capitalized leasehold improvements over their estimated useful life.

Provisions

A provision, including for restructuring, is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

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Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business primarily property and casualty are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as an expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

A guarantee is a contract that contingently requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada, the United States and other international operations. Pension benefits are predominantly offered in the form of defined benefit pension plans (generally based on an employee’s length of service and the final five years’ average salary), with some pension benefits offered in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on the yield at the reporting date on high quality corporate bonds that have durations approximating the terms of the Bank’s obligations. This discount rate must also be used to determine the annual benefit expense.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

The current service cost, net interest expense (income), past service cost, and administrative expense are recognized in net income. Net interest income or expense is calculated by applying the discount rate used to measure the obligation at the beginning of the annual period to the net defined benefit asset or liability. When the benefits of a plan are improved (reduced), a past service cost (credit) is recognized immediately in net income.

Remeasurements comprising of actuarial gains and losses, the effect of the asset ceiling and the change in the return on plan assets are recognized immediately in the Consolidated Statement of Financial Position with a charge or credit to the Statement of Comprehensive Income (OCI) in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income.

Other long-term employee benefits

Other long-term employee benefits are accounted for similar to defined benefit pension plans and other post-retirement benefit plans described above except that remeasurements are recognized in the Consolidated Statement of Income in the period in which they arise.

Defined contribution plans

The cost of such plans are equal to contributions payable by the Bank to employees’ accounts for service rendered during the period and expensed.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Recognition of income and expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognized:

Interest and similar income and expenses

For all non-trading interest-bearing financial instruments, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

For trading financial instruments, mark-to-market changes including related interest income or expense is recorded in trading revenues.

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The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as available-for-sale, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as non-interest income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan syndication fees are recognized when no other services are required of the Bank and the fees are non-refundable unless the yield we retain is less than that of comparable lenders in the syndicate. In such cases, an appropriate portion will be deferred and amortized in interest income over the term of the loan.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the effective interest on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized over the commitment period on a straight-line basis.

Interest income and interest expense from trading operations are presented in trading revenues, in the Consolidated Statement of Income.

Fee and commission revenues

The Bank earns fee and commission revenues from a diverse range of services it provides to its customers. Fee income can be divided into the following two categories:

Fees earned for the provision of services over a period of time are accrued over that period the services are provided. These fees include commission income, investment management, custody and other management and advisory fees. Investment management fees and custodial fees are mainly calculated as a percentage of daily or period-end market value of the assets under management (AUM) or assets under administration (AUA) and are received monthly, quarterly, semi-annually, or annually based on the underlying investment management contracts. Performance-based fees related to AUM are earned based on exceeding certain benchmarks or other performance targets, are recognized at the end of the performance period in which the target is met.

Fees arising from negotiating or participating in the negotiation of a transaction for a third-party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are recognized on completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria.

Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized in interest income when the Bank’s right to receive payment is established.

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding, with any changes in fair value recognized in compensation expense in the period. The liability is expensed over the vesting period which incorporates the re-measurement of the fair value and a revised forfeiture rate that anticipates units expected to vest.

Employee stock options with tandem stock appreciation rights give the employee the right to exercise for shares or settle in cash. These options are classified as liabilities and are re-measured to fair value at each reporting date while they remain outstanding. If an option is exercised, thereby cancelling the tandem stock appreciation right, both the exercise price proceeds together with the accrued liability and associated taxes are credited to equity – common shares in the Consolidated Statement of Financial Position.

Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

For tandem stock appreciation rights, stock appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to economically hedge share-based payment expense, related mark-to-market gains and losses are included in non-interest expenses – salaries and employee benefits in the Consolidated Statement of Income.

A voluntary renouncement of a tandem stock appreciation right where an employee retains the corresponding option for shares with no change in the overall fair value of the award, results in a reclassification of the accrued liability and associated tax to equity – other reserves in the Consolidated Statement of Financial Position. This reclassification is measured at the fair value of the renounced awards as of the renouncement date. Subsequent to the voluntary renouncement, these awards are accounted for as plain vanilla options, based on the fair value as of the renouncement date.

Customer loyalty programs

The Bank operates loyalty points programs, which allow customers to accumulate points when they use the Bank’s products and services. The points can then be redeemed for free or discounted products or services, subject to certain conditions.

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Consideration received is allocated between the products sold or services rendered and points issued, with the consideration allocated to points equal to their fair value. The fair value of points is generally based on equivalent retail prices for the mix of awards expected to be redeemed. The fair value of the points issued is deferred in other liabilities and recognized as banking revenues when the points are redeemed or lapsed. Management judgment is involved in determining the redemption rate to be used in the estimate of points to be redeemed.

Dividends on shares

Dividends on common and preferred shares are recognized as a liability and deducted from equity when they are approved by the Bank’s Board. Dividends are deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has three operating segments: Canadian Banking, International Banking, and Global Banking and Markets. The other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities is transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment on an equitable basis using various parameters. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third-party and are eliminated on consolidation.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

Earnings are adjusted by the after-tax amount of distributions related to dilutive capital instruments recognized in the period. For tandem stock appreciation rights that are carried as liabilities, the after-tax re-measurement included in salaries and employee benefits expense, net of related hedges, is adjusted to reflect the expense had these rights been equity-classified.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract.

4	Recently adopted accounting standards

Changes in accounting policies during the year

The Bank has adopted the following new accounting standards issued by the IASB effective November 1, 2014. The new accounting policies used by the Bank have been described below:

Presentation of own credit risk (IFRS 9)

The own credit risk provisions of IFRS 9, Financial Instruments, changes the accounting for liabilities designated at fair value through profit or loss such that changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income unless doing so creates or increases an accounting mismatch. Cumulative fair value changes related to own credit risk recognized in other comprehensive income cannot be subsequently reclassified to net income. This replaces the previous requirement in IAS 39, Financial Instruments: Recognition and Measurement, to recognize such changes in net income.

In July 2014, the IASB issued the final IFRS 9 standard which permitted entities to early adopt this requirement prior to the IFRS 9 mandatory effective date of January 1, 2018. The Bank early adopted this requirement as it relates to deposit note liabilities designated at fair value through profit or loss, effective November 1, 2014. This change was applied retrospectively. However, in accordance with the IFRS 9 transition provisions, prior period comparatives have not been restated. The impact of this change on opening retained earnings was an increase of $5 million and on accumulated other comprehensive income was a decrease of $5 million.

Levies (IFRIC 21)

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and also for a liability to pay a levy whose timing and amount is certain. The interpretation clarifies that an obligating event, as identified by the legislation would trigger the recognition of a liability to pay a levy. While the interpretation discusses the timing of the recognition, it does not change the measurement of the amount to be recognized. The adoption of IFRIC 21 did not have a significant impact on the Bank.

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Novation of derivatives and contribution of hedge accounting (IAS 39)

The amendment to IAS 39, Financial Instruments: Recognition and Measurement, adds a limited exception to IAS 39 to allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws and regulation, if specific conditions are met. The amendment did not have a significant impact to the Bank.

Financial instruments: presentation (IAS 32)

The amendments to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities. The adoption of these amendments did not have a significant impact on the Bank.

Disclosures of non-financial assets (IAS 36)

The IASB issued narrow-scope amendments to the disclosure requirements in IAS 36, Impairment of Assets, to require additional disclosures for an individual asset or cash-generating unit for which a material impairment loss has been recognized or reversed where its determination is based on fair value less costs of disposal (FVLCOD). If there has been a change in the valuation technique, the Bank is also required to disclose the reason for making the change. No additional disclosure was made as a result of this amendment since the Bank did not recognize or reverse an impairment loss for non-financial assets where the recoverable amount was determined based on FVLCOD.

5	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI. The Bank is currently assessing the impact of adoption of IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers, on its consolidated financials.

Effective November 1, 2017

Financial instruments

On July 24, 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39. The standard covers three broad topics: Classification and Measurement, Impairment and Hedging.

On January 9, 2015, the Office of the Superintendent of Financial Institutions (OSFI) issued an advisory on the early adoption of IFRS 9 for Domestic Systematically Important Banks (D-SIBs) for annual reporting periods beginning on November 1, 2017. The Bank has been identified as a D-SIB and is required to adopt IFRS 9 beginning on November 1, 2017, with the exception of the own credit risk of liabilities designated at fair value through profit or loss, which the Bank early adopted effective November 1, 2014.

Classification and measurement

The standard requires the Bank to consider two criteria when determining the measurement basis for debt instruments held as financial assets, i) its business model for managing those financial assets and ii) the cash flows characteristics of the asset. Equity investments are measured at FVTPL; however, at initial recognition of, and date of transition of, a non-trading equity investment, the Bank may irrevocably elect to designate the investment as FVOCI with no subsequent recycling to profit and loss. IFRS 9 requirements related to financial liabilities have been carried forward unchanged from IAS39. In addition, the Bank may, at initial recognition, irrevocably elect to designate a financial asset as FVTPL, if doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

Impairment

The standard introduces a new single model for the measurement of impairment losses on all financial instruments including loans and debt securities measured at amortized cost or at fair value through OCI. The IFRS 9 expected credit loss (ECL) model replaces the current “incurred loss” model of IAS 39.

The ECL model contains a three stage approach which is based on the change in credit quality of loans since initial recognition. Under the first stage, where there has not been a significant increase in credit risk since initial recognition, an amount equal to 12 months ECL will be recorded. Under the second stage, where there has been a significant increase in credit risk since initial recognition; however, the financial instruments are not considered credit impaired, an amount equal to the lifetime ECL will be recorded.

Under the third stage, where there is an objective evidence of impairment at the reporting date these financial assets will be classified as credit impaired and an amount equal to the lifetime expected credit losses will be recorded for the financial assets.

The ECL model is forward looking and requires the use of reasonable and supportable forecasts of future economic conditions in the determination of significant increases in credit risk and measurement of expected credit losses.

Hedging

The standard expands the scope of hedged items and hedging items to which hedge accounting can be applied and aims to better align the accounting with the risk management activities of the Bank.

Financial instruments: disclosures (IFRS 7)

IFRS 7, Financial Instruments: Disclosures, has been amended to include more extensive qualitative and quantitative disclosure relating to IFRS 9 such as new classification categories, three stage impairment model, new hedge accounting requirements and transition provisions.

IFRS 9 must be adopted retrospectively. Restatement of comparatives is not required; however it is permitted. The Bank is currently assessing the impact of adopting this new standard.

Transition elections

The Bank is permitted to defer the adoption of the hedge accounting requirements of IFRS 9 to a future period and continue to apply the hedge accounting requirements of IAS 39. However, the hedging disclosure requirements of IFRS 9 will apply to the Bank regardless of the choice made.

At the date of transition, the Bank is permitted to make a one-time irrevocable reassessment of its fair value option designations for its financial assets and liabilities.

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Effective November 1, 2018

Revenue from contracts with customers

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single principle based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments, and as such will impact the businesses that earn fee and commission revenues. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. The standard is effective for the Bank on November 1, 2018, with early adoption permitted, using either a full retrospective approach or a modified retrospective approach. A majority of the Bank’s revenue generating instruments meets the definition of financial instruments and remains out of scope. The areas of focus for the Bank’s assessment will be fees and commission revenues from wealth management and other banking services.

6	Cash and deposits with financial institutions

As at October 31 ($ millions)	2015	2014
Cash and non-interest-bearing deposits with financial institutions	$6,724	$5,828
Interest-bearing deposits with financial institutions	67,203	50,902
Total	$73,927	$56,730

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $6,219 million (2014 – $4,628 million).

7	Fair value of financial instruments

Determination of fair value

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. Independent Price Verification (IPV) is undertaken to assess the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent from the business. The Bank maintains a list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources used be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is performed to determine market presence or market representative levels.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

The specific inputs and valuation techniques used in determining the fair value of financial instruments are noted below. For Level 3 instruments, additional information is disclosed in the Level 3 sensitivity analysis on page 156.

The fair values of cash and deposits with banks, securities purchased under resale agreements and securities borrowed, customers’ liability under acceptances, obligations related to securities sold under repurchase agreements and securities lent, acceptances, and obligations related to securities sold short are assumed to approximate their carrying values, either due to their short-term nature or because they are frequently repriced to current market rates.

Trading loans

Trading loans as they relate to precious metals (primarily gold and silver) are valued using a discounted cash flow model incorporating market-observable inputs, including precious metals spot and forward prices and interest rate curves (Level 2). Other trading loans that serve as hedges to loan-based credit total return swaps are valued using consensus prices from Bank approved independent pricing services (Level 2).

Government issued or guaranteed securities

The fair values of government issued or guaranteed debt securities are primarily based on quoted prices in active markets, where available. Where quoted prices are not available, the fair value is determined by utilizing recent transaction prices, broker quotes, or pricing services (Level 2).

For securities that are not actively traded, the Bank uses a discounted cash flow method, using the effective yield of a similar instrument adjusted for instrument-specific risk factors such as credit spread and contracted features (Level 2).

Corporate and other debt

Corporate and other debt securities are valued using prices from independent market data providers or third-party broker quotes. Where prices are not available consistently, the last available data is used and verified with a yield-based valuation approach (Level 2). In some instances, interpolated yields of

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similar bonds are used to price securities (Level 2). The Bank uses pricing models with observable inputs from market sources such as credit spread, interest rate curves, and recovery rates (Level 2). These inputs are verified through an Independent Pricing Valuation process on a monthly basis.

For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank uses pricing by third-party providers or internal pricing models and cannot readily observe the market inputs used to price such instruments (Level 3).

Mortgage-backed securities

The fair value of residential mortgage-backed securities is primarily determined using third-party broker quotes and independent market data providers, where the market is more active (Level 2). Where the market is inactive, an internal price-based model is used (Level 3).

Equity securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value. Where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities (Level 2).

Where quoted prices in active markets are not readily available, such as for private equity securities, the fair value is determined as a multiple of the underlying earnings or percentage of underlying assets obtained from third-party general partner statements (Level 3).

Income funds and hedge funds

The fair value of income funds and hedge funds is based on observable quoted prices where available. Where quoted or active market prices are unavailable, the last available Net Asset Value, fund statements and other financial information available from third-party fund managers at the fund level are used in arriving at the fair value. These inputs are not considered observable because we cannot redeem these funds at Net Asset Value (Level 3).

Derivatives

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions (Level 2). The determination of the fair value of derivatives includes consideration of credit risk, estimated funding costs and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves (Level 2).

Derivative products valued using a valuation technique with significant unobservable inputs are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, option contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain significant non-observable inputs such as volatility and correlation (Level 3).

Loans

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates and credit worthiness of borrowers that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

●

Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms (Level 3).

●

For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term, adjusted for a credit mark of the expected losses in the portfolio (Level 3).

●

For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term (Level 3).

●	For all floating rate loans fair value is assumed to equal book value.

The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.

Deposits

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date is assumed to equal book value.

The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms (Level 2).

Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs (Level 2).

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term (Level 2).

For structured deposit notes containing embedded features that are bifurcated from the deposit notes, the fair value of the embedded derivatives is determined using option pricing models with inputs similar to other interest rate or equity derivative contracts (Level 2). The fair value of certain embedded derivatives is determined using net asset values (Level 3).

Subordinated debentures and other liabilities

The fair values of subordinated debentures, including debentures issued by subsidiaries which are included in other liabilities, are determined by reference to quoted market prices where available or market prices for debt with similar terms and risks (Level 2). The fair values of other liabilities is determined by the discounted contractual cash flow method with appropriate currency swap curves for the remaining term (Level 2).

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Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described above. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	2015			2014
As at October 31 ($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$73,927	$73,927	$–	$56,730	$56,730	$–
Trading assets	99,140	99,140	–	113,248	113,248	–
Financial instruments designated at fair value through profit or loss	320	320	–	111	111	–
Securities purchased under resale agreements and securities borrowed	87,312	87,312	–	93,866	93,866	–
Derivative financial instruments	41,003	41,003	–	33,439	33,439	–
Investment securities	43,281	43,216	65	38,662	38,662	–
Loans	463,047	458,628	4,419	428,616	424,309	4,307
Customers’ liability under acceptances	10,296	10,296	–	9,876	9,876	–
Other financial assets	9,024	9,024	–	7,029	7,029	–
Liabilities:
Deposits	602,606	600,919	(1,687)	555,754	554,017	(1,737)
Financial instruments designated at fair value through profit or loss	1,486	1,486	–	465	465	–
Acceptances	10,296	10,296	–	9,876	9,876	–
Obligations related to securities sold short	20,212	20,212	–	27,050	27,050	–
Derivative financial instruments	45,270	45,270	–	36,438	36,438	–
Obligations related to securities sold under repurchase agreements and securities lent	77,015	77,015	–	88,953	88,953	–
Subordinated debentures	6,234	6,182	(52)	5,073	4,871	(202)
Other financial liabilities	25,778	25,443	(335)	21,668	21,218	(450)

Changes in interest rates, credit spreads and liquidity costs are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to carrying value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For available-for-sale investment securities, derivatives and financial instruments held for trading purposes or designated as fair value through profit and loss, the carrying value is adjusted regularly to reflect the fair value.

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Fair value hierarchy

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis and of instruments not carried at fair value.

	2015				2014
As at October 31, ($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$10,550	$–	$10,550	$–	$7,286	$–	$7,286
Trading assets
Loans	–	18,341	–	18,341	–	14,508	–	14,508
Canadian federal government and government guaranteed debt	7,295	–	–	7,295	13,848	–	–	13,848
Canadian provincial and municipal debt	–	5,281	–	5,281	–	7,531	–	7,531
US treasury and other US agencies’ debt	5,313	368	–	5,681	9,212	1,764	–	10,976
Other foreign governments’ debt	9,512	1,515	–	11,027	8,004	2,230	–	10,234
Corporate and other debt	163	13,162	67	13,392	85	12,453	32	12,570
Income funds and hedge funds	93	1,728	1,218	3,039	144	2,946	1,282	4,372
Equity securities	32,553	107	5	32,665	35,564	217	51	35,832
Other(2)	2,419	–	–	2,419	3,377	–	–	3,377
	$57,348	$51,052	$1,290	$109,690	$70,234	$48,935	$1,365	$120,534
Financial instruments designated at fair value through profit or loss	$16	$279	$25	$320	$–	$90	$21	$111

Investment securities(3)
Canadian federal government and government guaranteed debt	$5,752	$1,997	$–	$7,749	$5,520	$1,331	$–	$6,851
Canadian provincial government and municipal debt	1,085	2,621	–	3,706	803	2,500	–	3,303
US treasury and other US agencies’ debt	9,678	150	–	9,828	6,096	130	–	6,226
Other foreign governments’ debt	6,003	6,233	447	12,683	5,793	4,779	411	10,983
Bonds of designated emerging markets	–	–	–	–	–	45	–	45
Corporate and other debt	921	4,212	137	5,270	889	5,260	500	6,649
Mortgage-backed securities	97	187	23	307	–	99	39	138
Equity securities	1,665	224	1,133	3,022	3,087	208	1,006	4,301
	$25,201	$15,624	$1,740	$42,565	$22,188	$14,352	$1,956	$38,496
Derivative financial instruments
Interest rate contracts	$–	$14,584	$36	$14,620	$–	$12,668	$146	$12,814
Foreign exchange and gold contracts	1	19,741	–	19,742	2	14,996	–	14,998
Equity contracts	173	2,032	102	2,307	237	1,547	573	2,357
Credit contracts	–	850	–	850	–	970	4	974
Commodity contracts	1,656	1,828	–	3,484	875	1,380	41	2,296
	$1,830	$39,035	$138	$41,003	$1,114	$31,561	$764	$33,439
Liabilities:
Deposits(4)	$–	$43	$1,192	$1,235	$–	$136	$1,011	$1,147
Financial instruments designated at fair value through profit or loss	$–	$1,486	$–	$1,486	$–	$465	$–	$465
Obligations related to securities sold short	$17,073	$3,139	$–	$20,212	$24,025	$3,025	$–	$27,050

Derivative financial instruments
Interest rate contracts	$–	$13,443	$81	$13,524	$–	$13,003	$52	$13,055
Foreign exchange and gold contracts	3	21,470	–	21,473	3	13,927	–	13,930
Equity contracts	233	2,172	170	2,575	463	1,711	456	2,630
Credit contracts	–	2,542	12	2,554	–	3,947	2	3,949
Commodity contracts	1,201	3,943	–	5,144	579	2,295	–	2,874
	$1,437	$43,570	$263	$45,270	$1,045	$34,883	$510	$36,438

Instruments not carried at fair value(5):
Assets:
Investment securities – Held to maturity	$131	$585	$–	$716	$–	$166	$–	$166
Loans(6)	–	–	260,583	260,583	–	–	248,177	248,177

Liabilities:
Deposits(6)(7)	–	252,382	–	252,382	–	267,343	–	267,343
Subordinated debt	–	6,234	–	6,234	–	5,073	–	5,073
Other liabilities	–	11,041	–	11,041	–	10,318	–	10,318

(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $716 (2014 – $166).
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.
(5)	Represents the fair value of financial assets and liabilities where the carrying amount is not a reasonable approximation of fair value.
(6)	Excludes floating rate instruments as carrying value approximates fair value.
(7)	Excludes embedded derivatives bifurcated from structured deposit notes.

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Non-recurring fair value measurements

There were no non-recurring fair value measurements at October 31, 2015 and October 31, 2014.

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, mortgage-backed securities, illiquid investments in funds, private equity securities, income funds, hedge funds, complex derivatives, and embedded derivatives in structured deposit notes.

The following tables summarize changes in Level 3 instruments carried at fair value for the year ended October 31, 2015.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlement of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at October 31, 2015
($ millions)	Fair value November 1 2014	Gains/(losses) recorded in income(1)	Gains/(losses) recorded in OCI(2)	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2015	Change in unrealized gains/(losses) recorded in income for instruments still held(3)
Trading assets(4)
Corporate and other debt	$32	$(3)	$–	$38	$–	$–	$67	$(3)
Income funds and hedge funds	1,303	193	–	16	(269)	–	1,243	185	(5)
Equity securities	51	6	–	–	(52)	–	5	2
	1,386	196	–	54	(321)	–	1,315	184

Investment securities
Other foreign governments’ debt	411	5	25	678	(672)	–	447	–
Corporate and other debt	500	39	(17)	3	(388)	–	137	–
Mortgage-backed securities	39	–	–	–	(16)	–	23	–
Equity securities	1,006	101	82	157	(213)	–	1,133	–
	1,956	145	90	838	(1,289)	–	1,740	–

Derivative financial instruments-assets
Interest rate contracts	146	1	–	15	(26)	(100)	36	1
Equity contracts	573	71	–	19	(99)	(462)	102	67	(6)
Credit contracts	4	(4)	–	–	–	–	–	(4)
Commodity contracts	41	4	–	–	(12)	(33)	–	–

Derivative financial instruments – liabilities
Interest rate contracts	(52)	–	–	(38)	9	–	(81)	(6)
Equity contracts	(456)	(56)	–	(16)	168	190	(170)	(67	) (6)
Credit contracts	(2)	(4)	–	(6)	–	–	(12)	(4)
Commodity and other contracts	–	–	–	–	258	(258)	–	–
	254	12	–	(26)	298	(663)	(125)	(13)
Deposits(7)	(1,011)	(181)	–	–	–	–	(1,192)	(181	)(5)
Total	2,585	172	90	866	(1,312)	(663)	1,738	(10)

(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(5)	The unrealized gain on income fund and hedge fund units is mostly offset by the mark-to-market changes in an equity-linked note and certain other derivative instruments in structured transactions. Both gains and offsetting losses are included in trading revenues in the Consolidated Statement of Income.
(6)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(7)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

The following table summarizes the changes in Level 3 instruments carried at fair value for the year ended October 31, 2014.

	As at October 31, 2014
($ millions)	Fair value November 1 2013	Gains/(losses) recorded in income(1)	Gains/(losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value October 31 2014
Trading assets(2)	$1,400	$107	$–	$121	$(242)	$–	$1,386
Investment securities	2,014	460	(164)	990	(1,344)	–	1,956
Derivative financial instruments	(337)	(41)	–	303	449	(120)	254
Deposits(3)	(937)	(74)	–	–	–	–	(1,011)

(1)	Gains and losses for items in Level 3 may be offset with losses and gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

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Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information becoming available on valuation inputs and their observability. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2015:

A net amount of derivative assets of $595 million was transferred out of Level 3 into Level 2 primarily for equity derivatives. A net amount of derivative liabilities of $68 million was transferred into Level 3. $67 million was transferred out of Level 2 and $1 million was transferred out of Level 1.

The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2014:

A net amount of derivative assets of $30 million was transferred out of Level 3 to Level 2, and a net amount of derivative liabilities of $90 million was transferred into Level 3 from Level 2.

All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

Level 3 sensitivity analysis

The fair value of Level 3 instruments is determined using management’s judgments about the appropriate value of unobservable inputs. Due to the unobservable nature of the inputs used, there may be uncertainty about the valuation of Level 3 instruments. Management has used reasonably possible alternative assumptions to determine the sensitivity of these inputs and the resulting potential impact on fair value of these Level 3 instruments as set out in the table below:

	Valuation technique	Significant unobservable inputs	Range of estimates (weighted average) for unobservable inputs(1)	Changes in fair value from reasonably possible alternatives ($ millions)
Trading assets(2)
Corporate and other debt	Model based	Default correlation	56% - 84%	–

Investment securities(2)
Other foreign governments’ debt	Price based	Price	100%	(2)/–
Corporate and other debt	Price based Model based	Price Default correlation	95% 56% - 84%	(1)/1
Mortgage-backed securities	Price based	Price	95%	(1)/1

Derivative financial instruments
Interest rate contracts	Option pricing model	Interest rate volatility	7% - 157%	(19)/19
Equity contracts	Option pricing model	Equity volatility Single stock correlation	4% - 98% (77)% - 98%	(5)/5

Credit contracts	Model based	Default correlation	43% - 84%	(1)/1

(1)	The range of estimates represents the actual lowest and highest level inputs used to fair value financial instruments within each financial statement category.
(2)	The valuation of private equity, hedge fund investments and embedded derivatives, bifurcated from structured notes, utilize net asset values as reported by fund managers. Net asset values are not considered observable as the Bank cannot redeem these instruments at such values. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model based.

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

The following section discusses the significant unobservable inputs for Level 3 instruments.

Correlation

Correlation in a credit derivative or debt instrument refers to the likelihood of a single default causing a succession of defaults. It affects the distribution of the defaults throughout the portfolio and therefore affects the valuation of instruments such as collateralized debt obligation tranches. A higher correlation may increase or decrease fair value depending on the seniority of the instrument.

Correlation becomes an input into equity derivative pricing when the relationship between price movements of two or more of the underlying assets is relevant.

Volatility

Volatility is a measure of security price fluctuation. Historic volatility is often calculated as the annualized standard deviation of daily price variation for a given time period. Implied volatility is volatility, when input into an option pricing model, that returns a value equal to the current market value of the option.

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8	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

As at October 31, 2015 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government and government guaranteed debt	$338	$1,054	$3,154	$991	$1,758	$–	$7,295
Canadian provincial and municipal debt	420	594	1,422	1,169	1,676	–	5,281
U.S. treasury and other U.S. agencies’ debt	728	455	1,314	1,555	1,629	–	5,681
Other foreign governments’ debt	1,902	2,501	3,142	1,631	1,851	–	11,027
Common shares	–	–	–	–	–	35,704	35,704
Other	1,294	2,212	6,137	1,963	1,751	35	13,392
Total	$4,682	$6,816	$15,169	$7,309	$8,665	$35,739	$78,380
Total by currency (in Canadian equivalent):
Canadian dollar	$1,429	$1,971	$5,457	$2,633	$3,937	$18,992	$34,419
U.S. dollar	1,289	2,348	6,312	2,995	2,906	5,918	21,768
Mexican peso	389	689	959	28	84	680	2,829
Other currencies	1,575	1,808	2,441	1,653	1,738	10,149	19,364
Total trading securities	$4,682	$6,816	$15,169	$7,309	$8,665	$35,739	$78,380

As at October 31, 2014 ($ millions)	Remaining term to maturity
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Trading securities:
Canadian federal government and government guaranteed debt	$1,222	$1,115	$5,778	$3,895	$1,838	$–	$13,848
Canadian provincial and municipal debt	1,323	1,530	2,161	869	1,648	–	7,531
U.S. treasury and other U.S. agencies’ debt	54	365	4,525	2,699	3,333	–	10,976
Other foreign governments’ debt	1,809	1,363	3,773	1,483	1,806	–	10,234
Common shares	–	–	–	–	–	40,204	40,204
Other	723	1,605	6,604	1,903	1,735	–	12,570
Total	$5,131	$5,978	$22,841	$10,849	$10,360	$40,204	$95,363
Total by currency (in Canadian equivalent):
Canadian dollar	$3,012	$2,877	$10,542	$5,481	$5,265	$30,435	$57,612
U.S. dollar	743	1,575	7,710	3,930	3,356	3,013	20,327
Mexican peso	218	216	573	80	60	475	1,622
Other currencies	1,158	1,310	4,016	1,358	1,679	6,281	15,802
Total trading securities	$5,131	$5,978	$22,841	$10,849	$10,360	$40,204	$95,363

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(b)	Trading loans

The following table provides the geographic breakdown of trading loans:

As at October 31 ($ millions)	2015	2014
Trading loans(1)(2)
U.S.(3)	$9,990	$8,266
Europe(4)	3,525	2,408
Asia Pacific(4)	3,657	2,957
Canada(4)	394	123
Other(4)	775	754
Total	$18,341	$14,508

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $7,094 (2014 – $5,437), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are primarily related to short-term precious metals trading and lending activities.

9	Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss.

These include:

●	certain investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
●

certain deposit note liabilities containing extension and equity linked features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

For assets designated at fair value through profit or loss, changes in fair value are recognized in net income. For liabilities designated at fair value through profit or loss, changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income, unless doing so would create or increase an accounting mismatch. All other changes in fair value are recognized in net income.

For deposit note liabilities designated at fair value through profit or loss, presenting changes in fair value due to changes in the Bank’s own credit risk in other comprehensive income would not create or increase an accounting mismatch in net income since the Bank does not currently hedge its own credit risk.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

The following table presents the fair value of financial assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value		Cumulative change in FV(1)
	As at		For the year ended
October 31 ($ millions)	2015	2014	2015	2014	2015	2014
Investment securities(2)	$107	$111	$(1)	$–	$12	$13
Loans(2)	213	–	18	–	18	–
Deposit note liabilities(3)	1,486	465	106	16	124	18

(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – other.

The following tables present the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Term deposits
	Contractual maturity amount(1)	Carrying Value	Difference between carrying value and contractual maturity amount	Changes in fair value for the period attributable to changes in own credit risk recorded in other comprehensive income		Cumulative changes in fair value attributable to changes in own credit risk(1)
As at October 31, 2015	$1,610	$1,486	$124		$20	$15
As at October 31, 2014	$483	$465	$18	$	n/a	$(5)

(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

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10	Derivative financial instruments

(a)	Notional amounts

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2015			2014
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$140,240	$–	$140,240	$206,138	$–	$206,138
Options purchased	29,670	–	29,670	31,294	–	31,294
Options written	28,755	–	28,755	31,953	–	31,953
	198,665	–	198,665	269,385	–	269,385
Over-the-counter:
Forward rate agreements	4,613	–	4,613	32,582	–	32,582
Swaps	582,414	31,280	613,694	605,342	47,291	652,633
Options purchased	31,734	–	31,734	16,622	–	16,622
Options written	32,900	–	32,900	18,757	–	18,757
	651,661	31,280	682,941	673,303	47,291	720,594
Over-the-counter (settled through central counterparties):
Forward rate agreements	852,416	–	852,416	567,049	–	567,049
Swaps	2,136,724	64,994	2,201,718	2,394,336	46,129	2,440,465
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	2,989,140	64,994	3,054,134	2,961,385	46,129	3,007,514
Total	$3,839,466	$96,274	$3,935,740	$3,904,073	$93,420	$3,997,493
Foreign exchange and gold contracts
Exchange-traded:
Futures	$6,626	$–	$6,626	$4,666	$–	$4,666
Options purchased	251	–	251	64	–	64
Options written	–	–	–	–	–	–
	6,877	–	6,877	4,730	–	4,730
Over-the-counter:
Spot and forwards	431,211	20,419	451,630	430,878	13,422	444,300
Swaps	296,670	41,658	338,328	235,281	30,705	265,986
Options purchased	5,382	–	5,382	3,083	–	3,083
Options written	4,884	–	4,884	2,308	–	2,308
	738,147	62,077	800,224	671,550	44,127	715,677
Over-the-counter (settled through central counterparties):
Spot and forwards	–	–	–	11	–	11
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	–	–	–	334	–	334
	–	–	–	345	–	345
Total	$745,024	$62,077	$807,101	$676,625	$44,127	$720,752
Other derivative contracts
Exchange-traded:
Equity: over-the-counter	$13,594	$–	$13,594	$15,986	$–	$15,986
Credit: over-the-counter	–	–	–	–	–	–
Commodity and other contracts	106,181	–	106,181	82,512	–	82,512
	119,775	–	119,775	98,498	–	98,498
Over-the-counter:
Equity: over-the-counter	47,152	605	47,757	49,887	–	49,887
Credit: over-the-counter	54,020	–	54,020	54,647	–	54,647
Commodity and other contracts	43,524	–	43,524	44,017	–	44,017
	144,696	605	145,301	148,551	–	148,551
Over-the-counter (settled through central counterparties):
Equity: over-the-counter	1,198	–	1,198	735	–	735
Credit: over-the-counter	9,913	–	9,913	3,276	–	3,276
Commodity and other contracts	101	–	101	512	–	512
	11,212	–	11,212	4,523	–	4,523
Total	$275,683	$605	$276,288	$251,572	$–	$251,572
Total notional amounts outstanding	$4,860,173	$158,956	$5,019,129	$4,832,270	$137,547	$4,969,817

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(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2015 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$140,106	$133	$1	$140,240
Forward rate agreements	735,756	121,273	–	857,029
Swaps	945,149	1,264,240	606,023	2,815,412
Options purchased	32,246	22,636	6,522	61,404
Options written	31,630	23,269	6,756	61,655
	1,884,887	1,431,551	619,302	3,935,740
Foreign exchange and gold contracts
Futures	1,535	5,091	–	6,626
Spot and forwards	420,551	30,622	457	451,630
Swaps	69,370	187,566	81,392	338,328
Options purchased	3,657	1,926	50	5,633
Options written	3,638	1,198	48	4,884
	498,751	226,403	81,947	807,101
Other derivative contracts
Equity	34,689	26,792	1,068	62,549
Credit	22,747	37,526	3,660	63,933
Commodity and other contracts	89,482	60,324	–	149,806
	146,918	124,642	4,728	276,288
Total	$2,530,556	$1,782,596	$705,977	$5,019,129

As at October 31, 2014 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$205,986	$71	$81	$206,138
Forward rate agreements	423,781	175,099	751	599,631
Swaps	1,189,834	1,378,480	524,784	3,093,098
Options purchased	43,987	–	3,929	47,916
Options written	46,033	–	4,677	50,710
	1,909,621	1,553,650	534,222	3,997,493
Foreign exchange and gold contracts
Futures	4,421	245	–	4,666
Spot and forwards	397,044	46,484	783	444,311
Swaps	46,395	148,764	70,827	265,986
Options purchased	2,420	727	–	3,147
Options written	2,317	325	–	2,642
	452,597	196,545	71,610	720,752
Other derivative contracts
Equity	40,211	25,595	802	66,608
Credit	17,729	37,676	2,518	57,923
Commodity and other contracts	81,465	45,099	477	127,041
	139,405	108,370	3,797	251,572
Total	$2,501,623	$1,858,565	$609,629	$4,969,817

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, exposure to credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2015. To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization.

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The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard International Swaps and Derivatives Association (ISDA) agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral (either party may post collateral depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the adjustments that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 76 of the 2015 Annual Report).

Derivatives instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquiring exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts taking into account master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Requirements (CAR) Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities, including energy and base metal derivatives.

	2015				2014
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA)(1)	Credit equivalent amount (CEA)(1)	CET1 Risk Weighted Assets(2)	Notional amount	Credit risk amount (CRA)(1)	Credit equivalent amount (CEA)(1)	Risk Weighted Assets(1)
Interest rate contracts
Futures	$140,240	$–	$3	$–	$206,138	$–	$1,030	$21
Forward rate agreements	857,029	250	525	45	599,631	106	459	23
Swaps	2,815,412	2,222	10,416	1,871	3,093,098	1,858	9,053	1,475
Options purchased	61,404	–	149	138	47,916	18	106	125
Options written	61,655	–	–	–	50,710	–	–	–
	3,935,740	2,472	11,093	2,054	3,997,493	1,982	10,648	1,644
Foreign exchange and gold contracts
Futures	6,626	–	249	5	4,666	–	232	5
Spot and forwards	451,630	2,328	6,742	1,860	444,311	2,451	6,303	1,565
Swaps	338,328	1,759	8,592	2,214	265,986	1,495	6,190	1,426
Options purchased	5,633	199	328	98	3,147	19	69	19
Options written	4,884	–	–	–	2,642	–	–	–
	807,101	4,286	15,911	4,177	720,752	3,965	12,794	3,015
Other derivative contracts
Equity	62,549	1,228	6,534	2,049	66,608	860	5,726	2,260
Credit	63,933	261	2,643	608	57,923	548	1,405	374
Commodity and other contracts	149,806	2,288	11,347	1,945	127,041	1,582	11,863	1,702
	276,288	3,777	20,524	4,602	251,572	2,990	18,994	4,336
Credit Valuation Adjustment(2)	–	–	–	7,183	–	–	–	5,632
Total derivatives	$5,019,129	$10,535	$47,528	$18,016	$4,969,817	$8,937	$42,436	$14,627
Amount settled through central counterparties(3)
Exchange-traded	325,317	–	8,172	163	372,613	–	9,247	185
Over-the-counter	3,065,346	–	6,331	127	3,012,382	–	6,072	121
	$3,390,663	$–	$14,503	$290	$3,384,995	$–	$15,319	$306

(1)	The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $30,467 (2014 –$24,502) for CRA, and $50,078 (2014 – $39,276) for CEA.
(2)	As per OSFI guideline, effective 2014, Credit Valuation Adjustment (CVA) to CET1 RWA for derivatives was phased-in at 0.57. In 2015, the CVA was 0.64.
(3)	Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

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(d)	Fair value

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2015		2015		2014
	Average fair value		Year-end fair value		Year-end fair value(1)
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$166	$3	$250	$3	$113	$4
Swaps	14,008	13,406	12,871	12,770	11,908	12,374
Options	135	159	107	104	119	152
	14,309	13,568	13,228	12,877	12,140	12,530
Foreign exchange and gold contracts
Forwards	7,891	6,696	5,358	5,192	7,573	6,423
Swaps	9,679	11,772	10,694	13,517	6,055	6,534
Options	185	122	227	131	50	53
	17,755	18,590	16,279	18,840	13,678	13,010
Other derivative contracts
Equity	2,716	2,379	2,276	2,574	2,346	2,631
Credit	654	3,350	841	2,554	910	3,948
Commodity and other contracts	3,516	5,132	3,507	5,143	2,327	2,873
	6,886	10,861	6,624	10,271	5,583	9,452
Trading derivatives’ market valuation	$38,950	$43,019	$36,131	$41,988	$31,401	$34,992
Hedging
Interest rate contracts
Swaps			$1,316	$679	$696	$494
Foreign exchange and gold contracts
Forwards			301	578	77	273
Swaps			3,223	2,025	1,265	679
			$3,524	$2,603	$1,342	$952
Other derivative contracts
Equity			$32	$–	$–	$–

Hedging derivatives’ market valuation			$4,872	$3,282	$2,038	$1,446
Total derivative financial instruments as per Statement of Financial Position			$41,003	$45,270	$33,439	$36,438

Less: impact of master netting and collateral(2)			30,468	30,468	24,502	24,502
Net derivative financial instruments(2)			$10,535	$14,802	$8,937	$11,936

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2014 was: favourable $25,829 and unfavourable $29,502. Average fair value amounts are based on the latest 13 month-end balances.
(2)	Master netting agreement amounts are based on the capital adequacy criteria of the Basel Committee on Banking Supervision (BCBS) and OSFI. These criteria allow netting where there are legally enforceable contracts which enable net settlement in the event of a default, bankruptcy, liquidation or similar circumstances.

(e)	Hedging activities

The Bank’s hedging activities that qualify for hedge accounting consist of fair value hedges, cash flow hedges, and net investment hedges.

Ineffectiveness of hedge relationships

Due to the ineffective portion of designated hedges, the Bank recorded the following amounts in non-interest income – other:

For the year ended October 31 ($ millions)	2015	2014
Fair value hedges
Gain (loss) recorded on hedged items	$(220)	$55
Gain (loss) recorded on hedging instruments	198	(74)
Ineffectiveness	$(22)	$(19)
Cash flow hedges
Ineffectiveness	$(27)	$(2)

Hedging instruments

Market valuation is disclosed by the type of relationship:

	2015		2014
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable
Derivatives designated in fair value hedging relationships(1)	$1,557	$715	$791	$566
Derivatives designated in cash flow hedging relationships	3,205	2,055	1,183	632
Derivatives designated in net investment hedging relationships(1)	110	512	64	248
Total derivatives designated in hedging relationships	$4,872	$3,282	$2,038	$1,446

(1)	As at October 31, 2015, the fair value of non-derivative instruments designated as net investment hedges and fair value hedges was $7,428 (2014 – $6,666). These non-derivative hedging instruments are presented as deposits – financial institutions on the Consolidated Statement of Financial Position.

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Cash flow hedges

The period when cash flows of designated hedged items are expected to occur and impact the Consolidated Statement of Income are as follows:

As at October 31, 2015 ($ millions)	Within one year	Within one to five years	More than five years
Cash inflows from assets	$1,431	$9,543	$3,801
Cash outflows from liabilities	(14,803)	(18,172)	(3,296)
Net cash flows	$(13,372)	$(8,629)	$505

As at October 31, 2014 ($ millions)	Within one year	Within one to five years	More than five years
Cash inflows from assets	$619	$665	$2,363
Cash outflows from liabilities	(5,992)	(11,515)	(2,287)
Net cash flows	$(5,373)	$(10,850)	$76

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying instrument. Foreign currency gains and losses related to future cash flows of on-balance sheet monetary items are recognized as incurred. Forecasted revenue is recognized over the period to which it relates.

11	Offsetting financial assets and financial liabilities

The Bank is eligible to present certain financial assets and financial liabilities as listed in the table below on a net basis on the Consolidated Statement of Financial Position pursuant to criteria described in Note 3 – Significant accounting policies.

The following tables provide information on the impact of offsetting on the Bank’s Consolidated Statement of Financial Position, as well as the financial impact of netting for instruments that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for offsetting in the Consolidated Statement of Financial Position, as well as available cash and financial instrument collateral.

As at October 31, 2015 ($ millions)
Types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position		Net amount(3)
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)
Derivative financial instruments(4)	$65,026	$(24,023)	$41,003	$(22,357)	$(8,451)	$10,195
Securities purchased under resale agreements and securities borrowed	95,757	(8,445)	87,312	(8,107)	(74,308)	4,897
Total	$160,783	$(32,468)	$128,315	$(30,464)	$(82,759)	$15,092

As at October 31, 2015 ($ millions)
Types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)	Net amount(3)
Derivative financial instruments(4)	$69,293	$(24,023)	$45,270	$(22,357)	$(8,560)	$14,353
Obligations related to securities sold under repurchase agreements and securities lent	85,460	(8,445)	77,015	(8,107)	(58,090)	10,818
Total	$154,753	$(32,468)	$122,285	$(30,464)	$(66,650)	$25,171

(1)	Amounts that are subject to master netting arrangements or similar agreements but were not offset in the Consolidated Statement of Financial Position because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.
(2)	Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.
(3)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(4)	For fiscal 2015, the cash collateral received against the positive market values of derivative financial instruments of $1,173 and the cash collateral pledged towards the negative mark to market of derivative financial instruments of $675 are recorded within other liabilities and other assets respectively.

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As at October 31, 2014 ($ millions)
Types of financial assets	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)	Net amount(3)
Derivative financial instruments(4)	$47,036	$(13,597)	$33,439	$(19,878)	$(4,849)	$8,712
Securities purchased under resale agreements and securities borrowed	102,569	(8,703)	93,866	(13,183)	(75,697)	4,986
Total	$149,605	$(22,300)	$127,305	$(33,061)	$(80,546)	$13,698

As at October 31, 2014 ($ millions)
Types of financial liabilities	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Related amounts not offset in the consolidated statement of financial position
				Impact of master netting arrangements or similar agreements(1)	Collateral(2)	Net amount(3)
Derivative financial instruments(4)	$50,035	$(13,597)	$36,438	$(19,878)	$(3,557)	$13,003
Obligations related to securities sold under repurchase agreements and securities lent	97,656	(8,703)	88,953	(13,183)	(68,168)	7,602
Total	$147,691	$(22,300)	$125,391	$(33,061)	$(71,725)	$20,605

(1)	Amounts that are subject to master netting arrangements or similar agreements but were not offset in the Consolidated Statement of Financial Position because they did not meet the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.
(2)	Cash and financial instrument collateral amounts received or pledged in relation to the total amounts of financial assets and financial liabilities, including those that were not offset in the Consolidated Statement of Financial Position. These amounts are disclosed at fair value and the rights of set off are conditional upon the default of the counterparty.
(3)	Not intended to represent the Bank’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to offsetting and collateral arrangements.
(4)	For fiscal 2014, the cash collateral received against the positive market values of derivative financial instruments of $1,268 and the cash collateral pledged towards the negative mark to market of derivative financial instruments of $493 are recorded within other liabilities and other assets, respectively.

12	Investment securities

Investment securities includes held-to-maturity securities and available-for-sale securities.

(a)	An analysis of the carrying value of investment securities is as follows:

	Remaining term to maturity
As at October 31, 2015 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Available-for-sale
Canadian federal government issued or guaranteed debt	$2	$199	$5,105	$1,279	$1,164	$–	$7,749
Yield(1) %	0.6	1.0	1.3	2.2	3.1	–	1.7
Canadian provincial and municipal debt	12	1,034	2,482	166	12	–	3,706
Yield(1) %	0.1	1.3	1.3	2.3	2.9	–	1.3
U.S. treasury and other U.S. agency debt	373	1,118	8,197	140	–	–	9,828
Yield(1) %	0.2	0.3	1.1	1.6	–	–	1.0
Other foreign government debt	2,274	4,838	4,323	1,053	195	–	12,683
Yield(1) %	2.4	2.0	3.3	4.3	5.4	–	2.8
Bonds of designated emerging markets	–	–	–	–	–	–	–
Yield(1) %	–	–	–	–	–	–	–
Other debt	846	947	3,503	67	214	–	5,577
Yield(1) %	1.2	0.7	1.5	1.7	2.3	–	1.4
Preferred shares	–	–	–	–	–	255	255
Common shares	–	–	–	–	–	2,767	2,767
Total available-for-sale securities	3,507	8,136	23,610	2,705	1,585	3,022	42,565
Held-to-maturity
Canadian provincial and municipal debt	–	–	74	–	–	–	74
Other foreign government debt	–	69	268	8	–	–	345
Other debt	–	–	232	–	–	–	232
Total held-to-maturity assets	–	69	574	8	–	–	651
Total investment securities	$3,507	$8,205	$24,184	$2,713	$1,585	$3,022	$43,216
Total by currency (in Canadian equivalent):
Canadian dollar	$5	$761	$5,899	$1,359	$1,207	$956	$10,187
U.S. dollar	674	2,033	13,796	498	193	1,536	18,730
Mexican peso	161	997	1,259	120	83	40	2,660
Other currencies	2,667	4,414	3,230	736	102	490	11,639
Total investment securities	$3,507	$8,205	$24,184	$2,713	$1,585	$3,022	$43,216

(1)	Represents the weighted-average yield of fixed income securities.

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	Remaining term to maturity
As at October 31, 2014 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Available-for-sale
Canadian federal government issued or guaranteed debt	$11	$237	$4,205	$1,310	$1,088	$–	$6,851
Yield(1) %	1.0	2.8	1.7	2.5	1.5	–	1.8
Canadian provincial and municipal debt	–	202	2,614	480	7	–	3,303
Yield(1) %	–	1.7	1.5	1.8	3.2	–	1.5
U.S. treasury and other U.S. agency debt	321	637	5,261	–	7	–	6,226
Yield(1) %	–	–	0.6	–	0.3	–	0.5
Other foreign government debt	2,179	3,784	3,905	661	454	–	10,983
Yield(1) %	2.0	2.2	3.5	6.1	6.3	–	3.0
Bonds of designated emerging markets	7	–	11	27	–	–	45
Yield(1) %	10.7	–	12.4	4.4	–	–	7.8
Other debt	1,003	1,406	3,734	497	147	–	6,787
Yield(1) %	3.0	1.9	1.5	1.2	2.5	–	1.8
Preferred shares	–	–	–	–	–	368	368
Common shares	–	–	–	–	–	3,933	3,933
Total available-for-sale securities	3,521	6,266	19,730	2,975	1,703	4,301	38,496
Held-to-maturity
Other foreign government debt	–	–	146	20	–	–	166
Total investment securities	$3,521	$6,266	$19,876	$2,995	$1,703	$4,301	$38,662
Total by currency (in Canadian equivalent):
Canadian dollar	$13	$263	$6,249	$1,352	$1,110	$1,938	$10,925
U.S. dollar	549	1,681	7,781	267	150	1,736	12,164
Mexican peso	332	92	2,170	126	85	44	2,849
Other currencies	2,627	4,230	3,676	1,250	358	583	12,724
Total investment securities	$3,521	$6,266	$19,876	$2,995	$1,703	$4,301	$38,662

(1)	Represents the weighted-average yield of fixed income securities.

(b)	An analysis of unrealized gains and losses on available-for-sale securities is as follows:

As at October 31, 2015 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$7,558	$202	$11	$7,749
Canadian provincial and municipal debt	3,685	25	4	3,706
U.S. treasury and other U.S. agency debt	9,806	29	7	9,828
Other foreign government debt	12,701	32	50	12,683
Bonds of designated emerging markets	–	–	–	–
Other debt	5,531	58	12	5,577
Preferred shares	413	6	164	255
Common shares	2,104	706	43	2,767
Total available-for-sale securities	$41,798	$1,058	$291	$42,565

As at October 31, 2014 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$6,704	$147	$–	$6,851
Canadian provincial and municipal debt	3,284	20	1	3,303
U.S. treasury and other U.S. agency debt	6,218	11	3	6,226
Other foreign government debt	10,940	60	17	10,983
Bonds of designated emerging markets	39	7	1	45
Other debt	6,666	128	7	6,787
Preferred shares	412	15	59	368
Common shares	3,097	871	35	3,933
Total available-for-sale securities	$37,360	$1,259	$123	$38,496

The net unrealized gain on available-for-sale securities of $767 million (2014 – gain of $1,136 million) decreases to a net unrealized gain of $267 million (2014 – gain of $847 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in Accumulated Other Comprehensive Income.

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(c)	An analysis of available-for-sale securities with continuous unrealized losses:

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2015 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government issued or guaranteed debt	$2,362	$2,351	$11	$–	$–	$–	$2,362	$2,351	$11
Canadian provincial and municipal debt	1,302	1,298	4	–	–	–	1,302	1,298	4
U.S. treasury and other U.S. agency debt	977	973	4	10	7	3	987	980	7
Other foreign government debt	3,532	3,499	33	1,140	1,123	17	4,672	4,622	50
Other debt	1,625	1,617	8	132	128	4	1,757	1,745	12
Preferred shares	1	1	–	383	219	164	384	220	164
Common shares	419	379	40	39	36	3	458	415	43
Total available-for-sale securities	$10,218	$10,118	$100	$1,704	$1,513	$191	$11,922	$11,631	$291

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2014 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government issued or guaranteed debt	$359	$359	$–	$80	$80	$–	$439	$439	$–
Canadian provincial and municipal debt	100	100	–	109	108	1	209	208	1
U.S. treasury and other U.S. agency debt	293	293	–	10	7	3	303	300	3
Other foreign government debt	2,033	2,028	5	338	326	12	2,371	2,354	17
Bond of designated emerging markets	7	7	–	11	10	1	18	17	1
Other debt	1,161	1,160	1	184	178	6	1,345	1,338	7
Preferred shares	1	1	–	392	333	59	393	334	59
Common shares	779	752	27	93	85	8	872	837	35
Total available-for-sale securities	$4,733	$4,700	$33	$1,217	$1,127	$90	$5,950	$5,827	$123

As at October 31, 2015, the cost of 610 (2014 – 409) available-for-sale securities exceeded their fair value by $291 million (2014 – $123 million). This unrealized loss is recorded in accumulated other comprehensive income as part of unrealized gains (losses) on available-for-sale securities. Of the 610 (2014 – 409) investment securities, 110 (2014 – 113) have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $191 million (2014 – $90 million).

Investment securities are considered to be impaired only if objective evidence indicates one or more loss events have occurred and have affected the estimated future cash flows after considering available collateral.

Collateral is not generally obtained directly from the issuers of debt securities. However, certain debt securities may be collateralized by specifically identified assets that would be obtainable in the event of default.

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

(d)	Net gain on sale of investment securities

An analysis of net gain on sale of investment securities is as follows:

For the year ended October 31 ($ millions)	2015	2014	2013
Net realized gains or losses	$646	$755	$433
Impairment losses(1)	7	14	58
Net gain on sale of investment securities	$639	$741	$375

(1)	Impairment losses (gains) are comprised of $8 from equity securities (2014 – $14; 2013 – $63) and $(1) from other debt securities (2014 – nil; 2013 – $(5)).

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13	Loans, impaired loans and allowance for credit losses

(a)	Loans and acceptances outstanding by geography(1)

As at October 31 ($ millions)	2015	2014
Canada:
Residential mortgages	$190,123	$188,842
Personal and credit cards	70,263	65,542
Business and government	44,808	38,561
	305,194	292,945
United States:
Personal and credit cards	1,558	1,109
Business and government	28,593	22,389
	30,151	23,498
Mexico:
Residential mortgages	6,043	5,409
Personal and credit cards	3,076	3,360
Business and government	9,473	7,196
	18,592	15,965
Peru:
Residential mortgages	2,367	1,896
Personal and credit cards	4,317	3,596
Business and government	10,287	7,794
	16,971	13,286
Chile:
Residential mortgages	5,068	4,561
Personal and credit cards	3,681	2,434
Business and government	7,710	6,908
	16,459	13,903
Colombia:
Residential mortgages	1,286	1,240
Personal and credit cards	2,956	3,354
Business and government	4,441	4,498
	8,683	9,092
Other International:
Residential mortgages	12,611	10,700
Personal and credit cards	5,626	4,809
Business and government	48,538	43,752
	66,775	59,261
Total loans	462,825	427,950
Acceptances(2)	10,296	9,876
Total loans and acceptances(3)	473,121	437,826
Allowance for credit losses	(4,197)	(3,641)
Total loans and acceptances net of allowances for loan losses	$468,924	$434,185

(1)	Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.
(2)	1% of borrowers reside outside Canada.
(3)	Loans and acceptances denominated in U.S. dollars were $95,581 (2014 – $80,597), in Mexican pesos $14,054 (2014 – $12,972), Chilean pesos $12,566 (2014 – $10,256), and in other foreign currencies $42,570 (2014 – $35,721).

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(b)	Loan maturities

As at October 31, 2015	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$43,659	$151,685	$9,438	$10,928	$1,788	$217,498	$61,553	$153,896	$2,049	$217,498
Personal and credit cards	11,872	29,709	4,595	1,124	44,177	91,477	39,137	51,465	875	91,477
Business and government	70,079	72,195	6,186	501	4,889	153,850	100,492	50,803	2,555	153,850
Total	$125,610	$253,589	$20,219	$12,553	$50,854	$462,825	$201,182	$256,164	$5,479	$462,825
Allowance for credit losses	–	–	–	–	(4,197)	(4,197)	–	–	(4,197)	(4,197)
Total loans net of allowance for credit losses	$125,610	$253,589	$20,219	$12,553	$46,657	$458,628	$201,182	$256,164	$1,282	$458,628

As at October 31, 2014	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate	Non-rate sensitive	Total
Residential mortgages	$47,008	$145,539	$10,308	$8,087	$1,706	$212,648	$53,747	$156,985	$1,916	$212,648
Personal and credit cards	11,735	25,183	4,144	859	42,283	84,204	38,046	45,091	1,067	84,204
Business and government	64,786	56,487	4,351	363	5,111	131,098	87,162	41,794	2,142	131,098
Total loans	$123,529	$227,209	$18,803	$9,309	$49,100	$427,950	$178,955	$243,870	$5,125	$427,950
Allowance for credit losses	–	–	–	–	(3,641)	(3,641)	–	–	(3,641)	(3,641)
Total loans net of allowance for credit losses	$123,529	$227,209	$18,803	$9,309	$45,459	$424,309	$178,955	$243,870	$1,484	$424,309

(c)	Impaired loans(1)(2)

	2015				2014
As at October 31 ($ millions)	Gross impaired loans(1)	Allowance for credit losses		Net	Gross impaired loans(1)	Allowance for credit losses		Net
Residential mortgages	$1,668	$529	(3)	$1,139	$1,491	$359	(3)	$1,132
Personal and credit cards	1,332	1,327	(3)	5	1,254	1,225	(3)	29
Business and government	1,658	717	(4)	941	1,455	614	(4)	841
Total	$4,658	$2,573		$2,085	$4,200	$2,198		$2,002
By geography:
Canada				$450				$378
United States				5				11
Mexico				85				122
Peru				181				119
Chile				230				249
Colombia				121				129
Other International				1,013				994
Total				$2,085				$2,002

(1)	Interest income recognized on impaired loans during the year ended October 31, 2015 was $13 (2014 – $18).
(2)	Excludes loans acquired under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico. For loans where the guarantee has expired, the total amount of loans considered impaired is $150.
(3)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.
(4)	Allowance for credit losses for business and government loans is individually assessed.

For the years ended October 31, 2015 and 2014, the Bank would have recorded additional interest income of $337 million and $287 million, respectively, on impaired loans, if these impaired loans were classified as performing loans.

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(d)	Allowance for credit losses

	2015
As at October 31 ($ millions)	Balance at beginning of year	Write-offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment(2)	Balance at end of year
Individual	$614	$(320)	$52	$255	$116	$717
Collective	2,856	(1,908)	377	1,721	214	3,260
Total before loans acquired under FDIC guarantee	3,470	(2,228)	429	1,976	330	3,977
Loans acquired under FDIC guarantee(3)	171	(2)	56	(34)	29	220
	$3,641	$(2,230)	$485	$1,942	$359	$4,197

	2014
As at October 31 ($ millions)	Balance at beginning of year	Write-offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$561	$(338)	$93	$265	$33	$614
Collective	2,604	(1,559)	399	1,403	9	2,856
Total before loans acquired under FDIC guarantee	3,165	(1,897)	492	1,668	42	3,470
Loans acquired under FDIC guarantee(3)	108	–	18	35	10	171
	$3,273	$(1,897)	$510	$1,703	$52	$3,641

	2015	2014
Represented by:
Allowance against impaired loans	$2,573	$2,198
Allowance against performing loans and loans past due but not impaired(4)	1,404	1,272
Total before loans acquired under FDIC guarantee	3,977	3,470
Loans acquired under FDIC guarantee(3)	220	171
	$4,197	$3,641

(1)	For the wholesale portfolios, impaired loans restructured during the year amounted to $81 (2014 – $373). Write-offs of impaired loans restructured during the year were nil (2014 – $27). Non-impaired loans restructured during the year amounted to $93 (2014 – $113).
(2)	Includes rebalancing of reserves between off-balance sheet and on-balance sheet credit exposures; and retrospective adjustments primarily relating to foreign currency translation of prior years.
(3)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(4)	The allowance for performing loans is attributable to business and government loans $644 (2014 –$584) with the remainder allocated to personal and credit card loans $614 (2014 – $527) and residential mortgages $146 (2014 – $161).

(e)	Loans acquired under FDIC guarantee

As at October 31, 2015 ($ millions)	Non-single family home loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$417	$2,136	$2,553
Fair value adjustments	136	(291)	(155)
Net carrying value	553	1,845	2,398
Allowance for credit losses	(160)	(60)	(220)
	$393	$1,785	$2,178

As at October 31, 2014 ($ millions)	Non-single family home loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$645	$2,043	$2,688
Fair value adjustments	(43)	(314)	(357)
Net carrying value	602	1,729	2,331
Allowance for credit losses	(111)	(60)	(171)
	$491	$1,669	$2,160

(1)	A net receivable of $38 has been recorded for claims of losses under the FDIC guarantee that expired during the year.

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. During the year, the FDIC guarantee on non-single family loans expired. The guarantee for single family home loans will expire in April 2020.

As at October 31, 2015, the carrying value of loans acquired under the FDIC guarantee was $2.2 billion (2014 – $2.2 billion) and the carrying value of loans for which claims for losses under the guarantee expired during the year was $393 million. A net receivable of $218 million (2014 – $275 million) from the FDIC is included in Other assets in the Consolidated Statement of Financial Position.

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(f)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	2015(2)(3)				2014(2)(3)
As at October 31 ($ millions)	31 - 60 days	61 - 90 days	91 days and greater	Total	31 - 60 days	61 - 90 days	91 days and greater	Total
Residential mortgages	$1,256	$453	$127	$1,836	$1,253	$483	$153	$1,889
Personal and credit cards	677	360	56	1,093	591	298	48	937
Business and government	172	73	338	583	140	57	233	430
Total	$2,105	$886	$521	$3,512	$1,984	$838	$434	$3,256

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes loans acquired under the FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

14	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program and/or third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2015(1)	2014(1)
Assets
Carrying value of residential mortgage loans	$18,313	$17,969
Other related assets(2)	3,296	2,425
Liabilities
Carrying value of associated liabilities	20,816	20,414

(1)	The fair value of the transferred assets is $21,728 (2014 – $20,430) and the fair value of the associated liabilities is $21,416 (2014 – $20,791), for a net position of $312 (2014 – $(361)).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal loans

The Bank securitizes a portion of its unsecured personal line of credit receivables on a revolving basis through a consolidated structured entity. The receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans. For further details, see Note 15.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2015(1)	2014(1)
Carrying value of assets associated with:
Repurchase agreements(2)	$67,052	$80,335
Securities lending agreements	41,190	37,110
Total	108,242	117,445
Carrying value of associated liabilities(3)	$77,015	$88,953
(1)	The fair value of transferred assets is $108,242 (2014 – $117,445) and the fair value of the associated liabilities is $77,015 (2014 – $88,953), for a net position of $31,227 (2014 – $28,492).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

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15	Structured entities

(a)	Consolidated structured entities

U.S. multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to perform under its asset-specific LAPA agreements, in which case the Bank is obliged to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank provides a program-wide credit enhancement (PWCE) to the conduit and holds the subordinated note issued by the conduit.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets, the Bank’s PWCE and investment in the conduit’s subordinated note, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. multi-seller conduit.

The conduit’s assets are primarily included in business and government loans on the Bank’s Consolidated Statement of Financial Position.

There are contractual restrictions on the ability of the Bank’s consolidated U.S. multi-seller conduit to transfer funds to the Bank. The Bank is restricted from accessing the conduit’s assets under the relevant arrangements. The Bank has no rights to the assets owned by the conduit. In the normal course of business, the assets of the conduit can only be used to settle the obligations of the conduit.

Bank funding vehicles

The Bank uses funding vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds and notes. These vehicles include Scotia Covered Bond Trust, Scotiabank Covered Bond Guarantor Limited Partnership and Hollis Receivables Term Trust II.

Activities of these structured entities are generally limited to holding a pool of assets or receivables generated by the Bank.

These structured entities are consolidated due to the Bank’s decision-making power and ability to use the power to affect the Bank’s returns.

Covered bond programs

Scotia Covered Bond Trust

Under the Bank’s global covered bond program, the Bank issues debt to investors that is guaranteed by Scotia Covered Bond Trust (the “Trust”). Under the program, the Trust purchases CMHC insured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2015, $8.5 billion (2014 – $12.2 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. dollars. As at October 31, 2015, assets pledged in relation to these covered bonds were residential mortgages denominated in Canadian dollars of $6.8 billion (2014 – $12.9 billion).

Scotiabank Covered Bond Guarantor Limited Partnership

The Bank has a registered covered bond program in which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the “LP”). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2015, $13.7 billion (2014 – $5.3 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. dollars, Australian dollars, British pounds and Euros. As at October 31, 2015, assets pledged in relation to these covered bonds were residential mortgages denominated in Canadian dollars of $14.5 billion (2014 – $5.8 billion).

Personal line of credit securitization trust

The Bank securitizes a portion of its unsecured personal line of credit receivables (receivables) on a revolving basis through Hollis Receivables Term Trust II (Hollis), a Bank-sponsored structured entity. Hollis issues notes to third-party investors and the Bank, proceeds of which are used to purchase a co-ownership interest in the receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.

The Bank is responsible for servicing the transferred receivables as well as performing administrative functions for Hollis. The subordinated notes issued by Hollis are held by the Bank.

As at October 31, 2015, $2.0 billion notes (2014 – $1.0 billion) were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at October 31, 2015, assets pledged in relation to these notes were $2.5 billion (2014 – $1.2 billion).

Other

Assets of other consolidated structured entities are comprised of securities, deposits with banks and other assets to meet the Bank’s and customer needs.

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(b)	Unconsolidated structured entities

The following table provides information about other structured entities in which the Bank has a significant interest but does not control and therefore does not consolidate. A significant interest is generally considered to exist where the Bank is exposed to 10% or more of the unconsolidated structured entities maximum exposure to loss.

	2015
As at October 31 ($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Other	Total
Total assets (on structured entity’s financial statements)	$2,491	$7,813	$1,520	$950	$12,774

Assets recognized on the Bank’s financial statements
Trading assets	3	470	–	57	530
Investment securities	–	1,144	15	86	1,245
Loans(1)	–	716	47	35	798
	3	2,330	62	178	2,573
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	1,488	–	1,488
	–	–	1,488	–	1,488
Bank’s maximum exposure to loss	$2,491	$2,330	$62	$178	$5,061

	2014
As at October 31 ($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Capital funding vehicles	Other	Total
Total assets (on structured entity’s financial statements)	$2,707	$12,165	$1,520	$945	$17,337

Assets recognized on the Bank’s financial statements
Trading assets	13	422	–	52	487
Investment securities	–	1,487	15	79	1,581
Loans(1)	–	924	52	56	1,032
	13	2,833	67	187	3,100
Liabilities recognized on the Bank’s financial statements
Deposits – Business and government	–	–	1,488	–	1,488
	–	–	1,488	–	1,488
Bank’s maximum exposure to loss	$2,707	$2,833	$67	$187	$5,794

(1)	Loan balances are presented net of allowance for credit losses.

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the structured entities, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the structured entities. Of the aggregate amount of maximum exposure to loss as at October 31, 2015, the Bank has recorded $2.6 billion (2014 – $3.1 billion), primarily its interest in the structured entities, on its Consolidated Statement of Financial Position.

Canadian multi-seller conduits that the Bank administers

The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. In most cases, the liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $1.4 billion (2014 – $1.4 billion) based on future asset purchases by these conduits.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

Structured finance entities

The Bank has interests in structured entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank may act as an administrator, an investor or a combination of both in these types of structures.

Capital funding vehicles

These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore the Bank does not have exposure or rights to variable returns from these entities.

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Other

Other includes investments in managed funds, collateralized debt obligation entities, and other structured entities. The Bank’s maximum exposure to loss is limited to its net investment in these funds.

c)	Other unconsolidated Bank-sponsored entities

The Bank sponsors unconsolidated structured entities in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entities, and the Bank’s name is used by the structured entities to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. The Bank considered mutual funds and managed companies as sponsored entities at October 31, 2015.

The following table provides information on revenue from unconsolidated Bank-sponsored entities.

	2015			2014
As at October 31 ($ millions)	Funds(1)	Scotia Managed Companies	Total	Funds(1)	Scotia Managed Companies	Total
Revenue	$1,964	$13	$1,977	$1,804	$18	$1,822

(1)	Includes mutual funds, other funds and trusts.

The Bank earned revenue of $1,977 million (2014 – $1,822 million) from its involvement with the unconsolidated Bank sponsored structured entities for the year ended October 31, 2015, which was comprised of interest income of $3 million (2014 – $4 million), non-interest income – banking of $133 million (2014 – $141 million) and non-interest income – wealth management of $1,841 million (2014 – $1,677 million), including mutual fund, brokerage and investment management and trust fees.

16	Property and equipment

($ millions)	Land	Buildings	Equipment	Leasehold improvements	Total
Cost
Balance as at October 31, 2013	$284	$1,649	$3,323	$1,146	$6,402
Additions	11	168	177	94	450
Disposals	(40)	(155)	(148)	(41)	(384)
Foreign currency adjustments and other	11	25	26	25	87
Balance as at October 31, 2014	$266	$1,687	$3,378	$1,224	$6,555

Additions	19	135	262	100	516
Disposals	(11)	(243)	(118)	(57)	(429)
Foreign currency adjustments and other	60	70	17	38	185
Balance as at October 31, 2015	$334	$1,649	$3,539	$1,305	$6,827

Accumulated depreciation
Balance as at October 31, 2013	$–	$691	$2,772	$725	$4,188
Depreciation	–	36	184	77	297
Disposals	–	(23)	(152)	(57)	(232)
Foreign currency adjustments and other	–	11	11	8	30
Balance as at October 31, 2014	$–	$715	$2,815	$753	$4,283
Depreciation	–	47	178	78	303
Disposals	–	(17)	(46)	(27)	(90)
Foreign currency adjustments and other	–	9	31	5	45
Balance as at October 31, 2015	$–	$754	$2,978	$809	$4,541

Net book value
Balance as at October 31, 2014	$266	$972	$563	$471	$2,272 (1)
Balance as at October 31, 2015	$335	$910	$560	$481	$2,286 (1)

(1)	Includes $27 (2014 – $41) of investment property.

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17	Investments in associates

The Bank had significant investments in the following associates:

			2015			2014
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	September 30, 2015	$2,415	$2,134
Canadian Tire’s Financial Services business (CTFS)(2)	Canada	Financial Services	20.0%	September 30, 2015	538	509
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	September 30, 2015	610	359
Maduro & Curiel’s Bank N.V.(3)	Curacao	Banking	48.1%	September 30, 2015	264	221
Banco del Caribe(4)	Venezuela	Banking	26.6%	September 30, 2015	30	54

(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	On October 1, 2014, the Bank acquired a 20% equity interest in Canadian Tire’s Financial Services business (CTFS). Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value. As at October 1, 2014 CTFS had total assets of $5,351 and total liabilities of $4,387.
(3)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of October 31, 2015 these reserves amounted to $61 (2014 – $52).
(4)	As at October 31, 2015, the Bank’s total net investment in Banco del Caribe, along with monetary assets, comprising of cash and dividend receivable was translated at the SIMADI exchange rate of 1 USD to 198 VEF replacing the SICAD II exchange rate (2014 – 1 USD to 50 VEF).

Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended and as at September 30, 2015(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
Thanachart Bank Public Company Limited	$1,601	$389	$35,483	$31,399
Canadian Tire’s Financial Services business (CTFS)	1,003	310	5,829	4,782
Bank of Xi’an Co. Ltd.	942	378	29,525	26,688
Maduro & Curiel’s Bank N.V.	327	92	4,954	4,391
Banco del Caribe	111	(9)	1,131	1,016

	For the twelve months ended and as at September 30, 2014(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
Thanachart Bank Public Company Limited	$1,488	$336	$34,124	$30,571
Bank of Xi’an Co. Ltd.	695	299	25,259	23,558
Maduro & Curiel’s Bank N.V.	291	86	4,117	3,642
Banco del Caribe	1,160	107	16,728	15,106

(1)	Based on the most recent available financial statements.

18	Goodwill and other intangible assets

Goodwill

The changes in the carrying amounts of goodwill by cash-generating unit (CGU) are as follows:

($ millions)	Canadian Banking	Global Wealth & Insurance	Global Capital Markets	Global Corporate & Investment Banking	Global Banking and Markets	Latin America	Caribbean and Central America	Asia Pacific	Total
Balance as at October 31, 2013	$1,633	$2,283	$92	$114	$–	$2,078	$667	$–	$6,867
Foreign currency adjustments and other	–	9	8	9	–	(37)	53	–	42
Balance as at October 31, 2014	1,633	2,292	100	123	–	2,041	720	–	6,909
Transfers November 1, 2014	1,728	(2,292)	(100)	(123)	223	413	151	–	–
Acquisitions	–	–	–	–	–	116	–	–	116
Foreign currency adjustments and other	–	–	–	–	35	(179)	134	–	(10)
Balance as at October 31, 2015	$3,361	$–	$–	$–	$258	$2,391	$1,005	$–	$7,015

Effective November 1, 2014, the Canadian and International businesses previously reported in Global Wealth & Insurance are included in Canadian Banking and International Banking’s results, respectively. In addition, there was a reallocation of the results of the Global Capital Markets CGU and Global Corporate & Investment Banking CGU into Global Banking and Markets CGU. As well, certain business activity previously reported in the Asia Pacific CGU is now included in Global Banking and Markets CGU. Consequently, the aggregate number of CGUs for the purposes of goodwill impairment assessment as of November 1, 2014 is reduced to 5 (October 31, 2014 – 7 CGUs). Goodwill was assessed for impairment following the reallocation and no impairment was determined to exist.

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Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to each of the Bank’s group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU falling below its carrying value.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including credit risk, market risk, operational risk and other relevant business risks for each CGU. The recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value for the CGU, the Bank has used price earnings (P/E) multiples applied to normalized net income for the last four quarters as of the test date, a control premium is added based on a five year weighted average acquisition premium paid for comparable companies, and costs of disposal are deducted from the fair value of the CGU. The resulting recoverable amount determined is then compared to its respective carrying amount to identify any impairment. P/E multiples ranging from 10 to 12.5 times (2014 – 10 to 18 times) have been used.

The fair value less costs of disposal of the CGU is sensitive to changes in net income, P/E multiples and control premiums.

Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount of the CGU would not result in an impairment.

Goodwill was assessed for annual impairment as at July 31, 2015 and July 31, 2014 and no impairment was determined to exist.

Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

	Finite life		Indefinite life
($ millions)	Computer software	Other intangibles	Fund management contracts(1)	Other intangibles	Total
Cost
Balance as at October 31, 2013	$1,400	$1,218	$2,325	$67	$5,010
Additions	372	1	–	–	373
Disposals	–	–	–	(1)	(1)
Foreign currency adjustments and other	(1)	12	–	1	12
Balance as at October 31, 2014	$1,771	$1,231	$2,325	$67	$5,394
Acquisitions	5	296	–	–	301
Additions	474	–	–	–	474
Disposals	–	–	–	–	(14)
Foreign currency adjustments and other	(57)	(17)	–	1	(59)
Balance as at October 31, 2015	$2,193	$1,510	$2,325	$68	$6,096
Accumulated amortization
Balance as at October 31, 2013	$479	$694	$–	$–	$1,173
Amortization Expense	143	86	–	–	229
Foreign currency adjustments and other	7	10	–	–	17
Balance as at October 31, 2014	$629	$790	$–	$–	$1,419
Amortization Expense	191	90	–	–	281
Disposals	–	–	–	–	(14)
Foreign currency adjustments and other	(42)	4	–	–	(24)
Balance as at October 31, 2015	$778	$884	$–	$–	$1,662
Net book value
As at October 31, 2014	$1,142 (2)	$441	$2,325	$67	$3,975
As at October 31, 2015	$1,415 (2)	$626	$2,325	$68	$4,434

(1)	Fund management contracts are attributable to HollisWealth Inc. (formerly DundeeWealth Inc.).
(2)	Computer software comprises of purchased software of $256 (2014 – $251), internally generated software of $619 (2014 – $481), and in process software not subject to amortization of $540 (2014 – $410).

Impairment testing of intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of the fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets which include key assumptions related to market appreciation, net sales of funds, and operating margins taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate of 4.5% (2014 – 4.5%) applied thereafter. These cash flows have been discounted at a rate of 10% (2014 – 10%). Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount would not result in an impairment.

Indefinite life intangible assets were assessed for annual impairment as at July 31, 2015 and July 31, 2014 and no impairment was determined to exist.

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19	Other assets

As at October 31 ($ millions)	2015	2014
Accrued interest	$1,742	$1,690
Accounts receivable	1,683	1,172
Current tax assets	649	565
Pension assets (Note 28)	183	117
Receivable from brokers, dealers and clients	504	945
Receivable from the Federal Deposit Insurance Corporation (Note 13)	218	275
Other	7,324	4,995
Total	$12,303	$9,759

20	Deposits

	2015							2014
	Payable on demand(1)
As at October 31 ($ millions)	Interest- bearing	Non-interest bearing	Payable after notice	(2)	Payable on a fixed date	(3)	Total
Personal	$10,364	$5,233	$102,820		$71,627		$190,044	$175,163
Business and government	63,444	20,855	31,060		259,785		375,144	342,367
Financial institutions	2,386	1,945	2,046		29,354		35,731	36,487
Total	$76,194	$28,033	$135,926	(4)	$360,766		$600,919	$554,017
Recorded in:
Canada	$66,379	$15,499	$103,447		$224,090		$409,415	$373,491
United States	3,558	393	4,408		70,656		79,015	84,710
United Kingdom	–	5	421		14,121		14,547	13,296
Mexico	–	3,326	4,870		7,598		15,794	13,668
Peru	2,321	447	4,446		7,513		14,727	11,701
Chile	52	1,360	67		6,461		7,940	5,785
Colombia	101	702	5,630		392		6,825	7,450
Other International	3,783	6,301	12,637		29,935		52,656	43,916
Total(5)	$76,194	$28,033	$135,926		$360,766		$600,919	$554,017

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $120 (2014 – $104) of non-interest bearing deposits.
(5)	Deposits denominated in U.S. dollars amount to $227,320 (2014 – $201,891) deposits denominated in Mexican pesos amount to $14,034 (2014 – $12,444) and deposits denominated in other foreign currencies amount to $66,860 (2014 – $49,836).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2015	$24,170	$18,890	$27,219	$90,927	$17,231	$178,437
As at October 31, 2014	$42,801	$13,907	$23,338	$75,987	$14,110	$170,143

(1)	The majority of foreign term deposits are in excess of $100,000.

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21	Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)				2015	2014
Maturity date	Interest rate (%)	Terms(1)	Par value	Carrying value(2)	Carrying value(2)
January 2021	6.65	Redeemable at any time. After January 22, 2016, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 5.85%.	$1,000	$1,000	$1,000
August 2022	2.898	Redeemable on or after August 3, 2017. After August 3, 2017, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.255%.	1,500	1,501	1,501
October 2024	3.036	Redeemable on or after October 18, 2017. After October 18, 2019, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.14%.	1,750	1,806	1,748
June 2025	8.90	Redeemable at any time.	250	263	264
March 2027	2.58	Redeemable on or after March 30, 2022. After March 30, 2022, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.19%(3).	1,250	1,247	–
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017.	108	100	99
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018.	108	100	99
August 2085	Floating	US$126 million bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date.	165	165	160
			$6,131	$6,182	$4,871

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.
(3)	The debentures contain non-viability contingent capital (NVCC) provisions. Under such NVCC provisions, the debentures are convertible into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, the debentures would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 (subject to adjustments in certain events as set out in the prospectus supplement March 23, 2015), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average). Based on the floor price of $5.00 and excluding the impact of accrued and unpaid interest (if any) and declared but unpaid dividends (if any), the maximum number of common shares issuable on conversion of the debentures would be 375 million shares, which would represent an increase to common shares outstanding of 31% based on the common shares outstanding as at October 31, 2015.

22	Other liabilities

As at October 31 ($ millions)	2015	2014
Accrued interest	$1,888	$1,920
Accounts payable and accrued expenses	5,225	5,265
Current tax liabilities	584	1,009
Deferred tax liabilities (Note 27)	599	454
Gold and silver certificates and bullion	7,812	4,571
Margin and collateral accounts	8,848	5,078
Payables to brokers, dealers and clients	226	293
Provisions (Note 23)	315	518
Pension liabilities (Note 28)	722	817
Other liabilities of subsidiaries and structured entities	10,835	10,020
Other	4,584	4,840
Total	$41,638	$34,785

23	Provisions

($ millions)	Off-balance sheet credit risks	Restructuring	Other	Total
As at November 1, 2013	$184	$22	$141	$347
Provisions made during the year	–	148	116	264
Provisions used or no longer required during the year	–	(34)	(59)	(93)
Balance as at October 31, 2014	$184	$136	$198	$518
Provisions made during the year	–	–	66	66
Provisions used or no longer required during the year	(72)	(87)	(110)	(269)
Balance as at October 31, 2015	$112	$49	$154	$315

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Off-balance sheet credit risks

The provision for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Restructuring

During fiscal 2014, the Bank initiated certain restructuring initiatives in order to improve the Bank’s customers’ experience, reduce costs in a sustainable manner, and to achieve greater operational efficiencies. As a result, in order to implement these initiatives, in the fourth quarter of 2014, a charge of $148 million was recorded in non-interest expenses, primarily relating to employee severance costs. As at October 31, 2015, $49 million of the restructuring provision remains and is expected to be utilized in fiscal 2016.

Other

Other primarily includes provisions related to litigation reserves. In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

24	Common and preferred shares

a)	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	2015			2014
As at October 31 ($ millions)	Number of shares		Amount	Number of shares		Amount
Outstanding at beginning of year	1,216,582,245		$15,231	1,208,588,989		$14,516
Issued under Shareholder Dividend and Share Purchase Plan(1)	27,220		2	8,849,647		574
Issued in relation to share-based payments, net (Note 26)	1,827,730		102	3,493,491		187
Issued in relation to the acquisition of a subsidiary or associated corporation	–		–	150,118		10
Repurchased for cancellation under the Normal Course Issuer Bid	(15,499,990)		(194)	(4,500,000)		(56)
Outstanding at end of year	1,202,937,205	(2)	$15,141	1,216,582,245	(2)	$15,231
(1)	For fiscal 2015, the Bank discontinued issuing shares from Treasury for the Dividend Reinvestment and Stock Dividend options of the Plan and purchased these shares on the market. Effective March 31, 2015, the Bank also discontinued issuing shares from Treasury for the Share Purchase option of the Plan and purchased these shares on the market. As at October 31, 2015, there were 10,020,821 common shares held in reserve for issuance under the Plan.
(2)	In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2015, the number of such shares bought and sold was 12,466,541 (2014 – 13,033,821).

Dividend

The dividends paid on common shares in 2015 and 2014 were $3,289 million ($2.72 per share) and $3,110 million ($2.56 per share), respectively. The Board of Directors approved a quarterly dividend of 70 cents per common share at its meeting on November 30, 2015. This quarterly dividend applies to shareholders of record as of January 5, 2016, and is payable January 27, 2016.

Normal Course Issuer Bid

On May 27, 2014, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares. On March 3, 2015, the Bank announced that OSFI and the TSX approved an increase in the bid up to 16 million shares. Under this bid, the Bank repurchased and cancelled approximately 7.5 million common shares during the year at an average price of $63.18 per share for a total amount of approximately $474 million. The bid ended on May 29, 2015.

On May 29, 2015, the Bank announced that OSFI and the TSX approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. The bid will end on the earlier of June 1, 2016, or the date on which the Bank completes its purchases. Under this bid, as at October 31, 2015, the Bank has repurchased and cancelled 8.0 million common shares at an average price of $60.20 per share, for a total amount of approximately $481 million.

During the year ended October 31, 2015, under these two bids the Bank repurchased and cancelled approximately 15.5 million common shares (2014 – 4.5 million) at an average price of $61.64 per share (2014 - $71.04) for a total amount of approximately $955 million (2014 - $320 million).

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b)	Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	2015		2014
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount
Preferred shares:
Series 14(a)(b)	13,800,000	$345	13,800,000	$345
Series 15(a)(c)	13,800,000	345	13,800,000	345
Series 16(a)(d)	13,800,000	345	13,800,000	345
Series 17(a)(e)	9,200,000	230	9,200,000	230
Series 18(a)(f)(g)	7,497,663	187	7,497,663	187
Series 19(a)(f)(g)	6,302,337	158	6,302,337	158
Series 20(a)(f)(h)	8,039,268	201	8,039,268	201
Series 21(a)(f)(h)	5,960,732	149	5,960,732	149
Series 22(a)(f)(i)	9,376,944	234	9,376,944	234
Series 23(a)(f)(i)	2,623,056	66	2,623,056	66
Series 30(a)(f)(j)	6,142,738	154	10,600,000	265
Series 31(a)(f)(j)	4,457,262	111	–	–
Series 32(a)(f)(k)	16,345,767	409	16,345,767	409
Total preferred shares	117,345,767	$2,934	117,345,767	$2,934

Terms of preferred shares

	Dividends per share	Issue date	Issue price	Initial dividend	Initial dividend payment date	Rate reset spread	Redemption date	Redemption price
Preferred shares:
Series 14(b)	0.281250	January 24, 2007	25.00	0.283560	April 26, 2007	–	April 28, 2015 to April 26, 2016	25.25
Series 15(c)	0.281250	April 5, 2007 April 17, 2007	25.00	0.348290	July 27, 2007	–	July 29, 2015 to July 26, 2016	25.25
Series 16(d)	0.328125	October 12, 2007	25.00	0.391950	January 29, 2008	–	January 28, 2015 to January 26, 2016	25.50
Series 17(e)	0.350000	January 31, 2008	25.00	0.337530	April 28, 2008	–	April 28, 2015 to April 26, 2016	25.50
Series 18(g)	0.209375	March 25, 2008 March 27, 2008	25.00	0.431500	July 29, 2008	2.05%	April 26, 2018	25.00
Series 19(g)	0.153938	April 26, 2013	25.00	0.189250	July 29, 2013	2.05%	April 26, 2013 to April 26, 2018	25.50
Series 20(h)	0.225625	June 10, 2008	25.00	0.167800	July 29, 2008	1.70%	October 26, 2018	25.00
Series 21(h)	0.132063	October 26, 2013	25.00	0.167875	January 29, 2014	1.70%	October 26, 2013 to October 26, 2018	25.50
Series 22(i)	0.239375	September 9, 2008	25.00	0.482900	January 28, 2009	1.88%	January 26, 2019	25.00
Series 23(i)	0.143313	January 26, 2014	25.00	0.173875	April 28, 2014	1.88%	January 26, 2014 to January 26, 2019	25.50
Series 30(j)	0.113750	April 12, 2010	25.00	0.282200	July 28, 2010	1.00%	April 26, 2020	25.00
Series 31(j)	0.088313	April 26, 2015	25.00	0.095500	July 29, 2015	1.00%	April 26, 2015 to April 26, 2020	25.50
Series 32(k)	0.231250	February 1, 2011	25.00	0.215410	April 27, 2011	1.34%	February 2, 2016	25.00
		February 28, 2011

(a)	Non-cumulative preferential cash dividends on Series 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 30, 31 and 32 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 18, 20, 22, 30 and 32) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on all Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated rate reset spread, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 19, 21, 23, 31 and 33 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-year Rate Reset Preferred Shares (Series 19, 21, 23, 31 and 33) are payable, in an amount per share equal to the sum of the T-Bill Rate plus the rate reset spread of the converted preferred shares, multiplied by $25.00. For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.
(b)	With regulatory approval, the Series 14 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 28, 2015 and ending April 26, 2016, at $25.25 per share, together with declared and unpaid dividends to the date then fixed for redemption and $25.00 per share commencing April 27, 2016.

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(c)	With regulatory approval, the Series 15 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing July 29, 2015 and ending July 26, 2016, at $25.25 per share, together with declared and unpaid dividends to the date then fixed for redemption and $25.00 per share commencing July 27, 2016.
(d)	With regulatory approval, the Series 16 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing January 28, 2015 and ending January 26, 2016 at $25.50 per share, together with declared and unpaid dividends to the date then fixed for redemption, at $25.25 per share if redeemed during the period commencing January 27, 2016 and ending January 26, 2017, and $25.00 per share commencing January 27, 2017.
(e)	With regulatory approval, the Series 17 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 28, 2015 and ending April 26, 2016 at $25.50 per share, together with declared and unpaid dividends to the date then fixed for redemption, at $25.25 per share if redeemed during the period commencing April 27, 2016 and ending April 25, 2017, and $25.00 per share commencing April 26, 2017.
(f)	Holders of Fixed Rate Reset Preferred Shares will have the option to convert shares into an equal number of the relevant series of Floating Rate Preferred Shares on the applicable Rate Reset Series conversion date and every five years thereafter. Holders of Floating Rate Reset Preferred Shares have reciprocal conversion options into the relevant series of Fixed Rate Reset Preferred Shares. With respect to Series 18 and 19, 20 and 21, 22 and 23, 30 and 31, and 32 and 33, if the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Fixed Rate or Floating Rate Preferred Shares of such Series issued and outstanding on an applicable conversion date, then all of the issued and outstanding preferred shares of such Series will automatically be converted into an equal number of the preferred shares of the other relevant Series.
(g)	Holders of Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2018 and on April 26 every five years thereafter. With regulatory approval, the Series 18 preferred shares may be redeemed by the Bank on April 26, 2018 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 19 Non-cumulative Preferred Shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 26, 2018 and on April 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date on or after April 26, 2013.
(h)	Holders of Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2018, and on October 26 every five years thereafter. With regulatory approval, the Series 20 preferred shares may be redeemed by the Bank on October 26, 2018, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 21 Non-cumulative Preferred Shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on October 26, 2018 and on October 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date on or after October 26, 2013.
(i)	Holders of Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2019, and on January 26 every five years thereafter. With regulatory approval, the Series 22 preferred shares may be redeemed by the Bank on January 26, 2019, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 23 Non-cumulative Preferred Shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on January 26, 2019 and on January 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date after January 26, 2014.
(j)	Holders of Series 30 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 31 non-cumulative floating rate preferred shares on April 26, 2020 and on April 26 every five years thereafter. With regulatory approval, the Series 30 preferred shares may be redeemed by the Bank on April 26, 2020, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 31 Non-cumulative Preferred Shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 26, 2020 and on April 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date fixed for redemption on any other date after April 26, 2015.
(k)	Holders of Series 32 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 33 non-cumulative floating rate preferred shares on February 2, 2016, and on February 2 every five years thereafter. With regulatory approval, Series 32 preferred shares may be redeemed by the Bank on February 2, 2016, and for Series 33 preferred shares, if applicable, on February 2, 2021 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

(c)	Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

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25	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). OSFI has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a 5 year period, beginning January 2014.

Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total Capital ratios, which are determined by dividing those capital components by risk-weighted assets. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance. All non-common instruments issued after December 31, 2012, were required to meet these NVCC requirements to qualify as regulatory capital.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 4 years.

OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% effective January 1, 2016, in line with the requirements for global systemically important banks.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the AIRB to compute credit risk for material Canadian, U.S., European portfolios and for a significant portion of international corporate and commercial portfolios. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements.

In January 2014, the BCBS issued revisions to the Basel III Leverage Ratio framework. Revisions to the framework related primarily to the exposure measure, i.e. the denominator of the ratio, and consist mainly of: lower credit conversion factors for certain off-balance sheet commitments; further clarification on the treatment for derivatives, related collateral, and securities financing transactions; additional requirements for written credit derivatives; and, minimum public disclosure requirements commencing January 2015. The final calibration will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the former Assets-to-Capital Multiple (ACM), effective the first quarter of 2015. Institutions are expected to maintain a material operating buffer above the 3% minimum. Leverage ratio disclosures are in accordance with OSFI’s September 2014 Public disclosure Requirements. The Bank meets OSFI’s authorized Leverage ratio.

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The Bank’s regulatory capital and leverage position were as follows:

	2015		2014
As at October 31 ($ millions)	All-in	Transitional	All-in	Transitional
Capital
Common Equity Tier 1 Capital(1)	$36,965	$44,811	$33,742	$41,712
Net Tier 1 Capital(2)	$41,366	$44,811	$38,073	$41,712
Total regulatory capital(2)(3)	$48,230	$51,501	$43,592	$47,100
Risk-weighted assets used in calculation of capital ratios(4)
CET1 risk-weighted assets(4)	$357,995	$364,824	$312,473	$319,936
Tier 1 risk-weighted assets(4)	$358,780	$364,824	$313,263	$319,936
Total risk-weighted assets(4)	$359,453	$364,824	$314,449	$319,936
Capital ratios
Common Equity Tier 1 Capital ratio	10.3%	12.3%	10.8%	13.0%
Tier 1 capital ratio	11.5%	12.3%	12.2%	13.0%
Total capital ratio	13.4%	14.1%	13.9%	14.7%
Leverage:
Leverage exposures(5)	$980,212	$983,318	N/A	N/A
Leverage ratio(5)	4.2%	4.6%	N/A	N/A
(1)	Other Common Equity Tier 1 capital adjustments under the all-in approach include defined pension plan assets and other items. For the transitional approach, deductions include: Common Equity Tier 1 all-in deductions multiplied by an annual transitional factor (40% in 2015; 20% in 2014) and an adjustment for Additional Tier 1 deductions for which there is insufficient Additional Tier 1 capital.
(2)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years. Amounts reported for regulatory capital may be less than as reported on the Consolidated Statement of Financial Position.
(3)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries; in addition, Tier 2 includes eligible collective allowance and excess allowance. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the Common Equity Tier 1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(4)	In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets of 0.64, 0.71 and 0.77 (0.57, 0.65 and 0.77 in 2014) were used to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.
(5)	Effective 2015, the leverage ratio replaced the Assets-to-capital multiple.

The Bank substantially exceeded the OSFI capital targets as at October 31, 2015. OSFI has also prescribed an authorized leverage ratio and the Bank was above the regulatory minimum as at October 31, 2015.

26	Share-based payments

(a)	Stock option plans

The Bank grants stock options and stand-alone stock appreciation rights (SARs) as part of the Employee Stock Option Plan. Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to selected employees at an exercise price of the higher of the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date.

Stock Options granted since December 2014 vest 50% at the end of the third year and 50% at the end of the fourth year. This change is prospective and does not impact prior period grants. Stock Options are exercisable no later than 10 years after the grant date. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. As approved by the shareholders, a total of 129 million common shares have been reserved for issuance under the Bank’s Employee Stock Option Plan of which 95.2 million common shares have been issued as a result of the exercise of options and 22.7 million common shares are committed under outstanding options, leaving 11.1 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 2, 2015 to December 8, 2024.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The stock option plans include:

¡	Tandem stock appreciation rights

Employee stock options granted between December 2, 2005 to November 1, 2009 have Tandem SARs, which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. As at October 31, 2015, 175,876 Tandem SARs were outstanding (2014 – 363,775).

The share-based payment liability recognized for vested Tandem SARs as at October 31, 2015 was $3 million (2014 – $7 million). The corresponding intrinsic value of this liability as at October 31, 2015 was $3 million (2014 – $8 million).

In 2015, a benefit of $0.3 million (2014 – $1 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit included losses arising from derivatives used to manage the volatility of share-based payments of $1 million (2014 – $5 million gains).

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¡	Stock options

Employee stock options granted beginning December 2009, are equity-classified stock options which call for settlement in shares and do not have Tandem SARs features.

The amount recorded in equity – other reserves for vested stock options as at October 31, 2015 was $182 million (2014 – $184 million).

In 2015, an expense of $13 million (2014 – $30 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2015, future unrecognized compensation cost for non-vested stock options was $5 million (2014 – $8 million) which is to be recognized over a weighted-average period of 1.90 years (2014 – 1.71 years).

¡	Stock appreciation rights

Stand-alone SARs are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.

During fiscal 2015, 88,768 SARs were granted (2014 – 233,120) and as at October 31, 2015, 1,791,458 SARs were outstanding (2014 – 1,852,484), of which 1,726,644 SARs were vested (2014 – 1,744,867).

The share-based payment liability recognized for vested SARs as at October 31, 2015 was $17 million (2014 – $27 million). The corresponding intrinsic value of this liability as at October 31, 2015 was $17 million (2014 – $31 million).

In 2015, a benefit of $3 million (2014 – benefit of $1 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit included losses arising from derivatives used to manage the volatility of share-based payment of $6 million (2014 – $14 million gains).

Determination of fair values

The share-based payment liability and corresponding expense for SARs and options with Tandem SAR features were quantified using the Black-Scholes option pricing model with the following assumptions and resulting fair value per award:

As at October 31	2015	2014
Assumptions
Risk-free interest rate%	0.57% – 0.82%	0.98% – 1.40%
Expected dividend yield	4.33%	3.70%
Expected price volatility	16.34% – 28.12%	15.12% – 22.82%
Expected life of option	0.05 – 4.43 years	0.05 – 4.35 years
Fair value
Weighted-average fair value	$10.23	$16.45

The share-based payment expense for stock options, i.e., without Tandem SAR features, was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2015 and 2014 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2015 Grant	2014 Grant
Assumptions
Risk-free interest rate %	1.60%	2.02%
Expected dividend yield	3.86%	3.65%
Expected price volatility	21.90%	21.45%
Expected life of option	6.69 years	6.07 years
Fair value
Weighted-average fair value	$7.63	$8.85

The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.

Details of the Bank’s Employee Stock Option Plan are as follows(1):

	2015		2014
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	23,355	$51.68	23,609	$49.09
Granted	1,514	68.32	3,242	63.98
Exercised as options	(1,811)	46.10	(3,342)	45.31
Exercised as Tandem SARs	(2)	47.92	(50)	44.35
Forfeited	(99)	58.06	(104)	54.78
Expired	–	–	–	–
Outstanding at end of year(2)	22,957	$53.19	23,355	$51.68
Exercisable at end of year(3)	16,192	$50.09	14,344	$48.08
Available for grant	11,317		12,731

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	Options Outstanding			Options Exercisable
As at October 31, 2015	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$33.89 to $46.02	2,676	2.54	$36.13	2,676	$36.13
$47.39 to $52.00	7,186	4.59	$49.39	6,266	$49.31
$52.57 to $55.63	8,413	5.48	$55.09	6,458	$54.93
$63.98 to $68.32	4,682	8.42	$65.37	792	$63.98
	22,957	5.46	$53.19	16,192	$50.09

(1)	Excludes SARs.
(2)	Includes outstanding options of 175,876 Tandem SARs (2014 – 363,775) and 301,950 options originally issued under HollisWealth plans (2014 – 578,672).
(3)	Includes exercisable options of 175,876 Tandem SARs (2014 – 363,775) and 301,950 options originally issued under HollisWealth plans (2014 – 416,517).

(b)	Employee share ownership plans

Eligible employees can contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50% of eligible contributions, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2015, the Bank’s contributions totalled $31 million (2014 – $30 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

As at October 31, 2015, an aggregate of 19 million common shares were held under the employee share ownership plans (2014 – 19 million). The shares in the employee share ownerships plans are considered outstanding for computing the Bank’s basic and diluted earnings per share.

(c)	Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. These units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2015, an aggregate expense of $209 million (2014 – $242 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense includes losses from derivatives used to manage the volatility of share-based payment of $72 million (2014 – $92 million gains).

As at October 31, 2015, the share-based payment liability recognized for vested awards under these plans was $754 million (2014 – $901 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. In addition the DSU plan allows for eligible executives of the Bank to participate in grants that are not allocated from the Annual Incentive Plan election. These grants are subject to specific vesting schedules. Units are redeemable in cash only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2015, there were 1,325,679 units (2014 – 1,600,374) awarded and outstanding of which 1,325,679 units were vested (2014 – 1,600,374).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable in cash, only following resignation or retirement, and must be redeemed by December 31 of the year following that event. As at October 31, 2015, there were 337,413 units outstanding (2014 – 333,315).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected employees receive an award of restricted share units which, for the majority of grants, vest at the end of three years. There are certain grants that provide for a graduated vesting schedule. Upon vesting all RSU units are paid in cash to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2015, there were 2,147,971 units (2014 – 2,346,330) awarded and outstanding of which 1,566,333 were vested (2014 – 1,659,401).

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units that vest at the end of three years. One grant provides for a graduated vesting schedule which includes a specific performance factor calculation. A portion of the PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of outstanding shares due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date; in which case, the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on changes in the Bank’s share price and the Bank’s performance compared to the performance measures. Upon vesting, the units are paid in cash to the employee. As at October 31, 2015, there were 9,025,306 units (2014 – 9,409,639) outstanding subject to performance criteria, of which 7,686,580 units were vested (2014 – 8,011,356).

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Deferred Performance Plan

Under the Deferred Performance Plan, a portion of the bonus received by Global Banking and Markets employees (which is accrued and expensed in the year to which it relates) is allocated to qualifying employees in the form of units. These units are subsequently paid in cash to the employees over each of the following three years. Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other liability-classified share-based payment plans in the salaries and employee benefits expense in the Consolidated Statement of Income. As at October 31, 2015, there were 1,940,375 units outstanding (2014 – 1,943,917).

(d)	Share Bonus Plans

Prior to the acquisition of HollisWealth and related entities (formerly DundeeWealth) on February 1, 2011, HollisWealth had established share bonus plans for eligible participants. The share bonus plans permitted common shares of HollisWealth to be issued from treasury or purchased in the market. At the time of the acquisition of HollisWealth, the share bonus awards that were granted but not yet vested were converted into 377,516 Bank of Nova Scotia common shares to be issued from treasury. As at October 31, 2015, there were 3,766 (2014 – 21,739) share bonus awards outstanding from the HollisWealth share bonus plans. During 2015, 16,961 common shares were issued from treasury for these plans (2014 – 17,615) and 1,012 awards were forfeited (2014 – 1,596). Share bonus awards have not been granted under these plans since February 1, 2011.

The share bonus plans are considered to be equity-classified awards. As at October 31, 2015, the amount recorded in equity-other reserves for vested awards for these plans was $5 million (2014 – $5 million).

27	Corporate income taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2015	2014	2013(1)
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$528	$565	$460
Provincial	459	423	376
Adjustments related to prior periods	23	(70)	(8)
Foreign	897	865	856
Adjustments related to prior periods	2	(3)	(13)
	1,909	1,780	1,671

Deferred income taxes:
Domestic:
Federal	(16)	141	38
Provincial	(20)	66	27
Foreign	(20)	15	1
	(56)	222	66
Total provision for income taxes in the Consolidated Statement of Income	$1,853	$2,002	$1,737
Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$(496)	$(248)	$(99)
Deferred income taxes	(8)	(174)	207
	(504)	(422)	108

Reported in:
Other Comprehensive Income	(464)	(432)	94
Retained earnings	(43)	4	(3)
Common shares	1	1	5
Other reserves	2	5	12
Total provision for income taxes in the Consolidated Statement of Changes in Equity	(504)	(422)	108
Total provision for income taxes	$1,349	$1,580	$1,845

Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$118	$163	$118
Deferred tax expense (benefit) of tax rate changes	(2)	–	(5)
Deferred tax benefit of previously unrecognized tax losses, tax credits and temporary differences	(172)	59	(47)
	$(56)	$222	$66

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.

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(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2015		2014		2013
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
Income taxes at statutory rate	$2,386	26.3%	$2,439	26.2%	$2,185	26.2%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(233)	(2.6)	(177)	(1.9)	(250)	(3.0)
Tax-exempt income from securities	(281)	(3.1)	(212)	(2.3)	(214)	(2.6)
Deferred income tax effect of substantively enacted tax rate changes	(2)	–	–	–	(5)	(0.1)
Other, net	(17)	(0.2)	(48)	(0.5)	21	0.3
Total income taxes and effective tax rate	$1,853	20.4%	$2,002	21.5%	$1,737	20.8%

The change in the statutory tax rate between 2015 and 2014 was primarily due to an increase in a provincial tax rate.

(c)	Deferred taxes

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at
October 31 ($ millions)	2015	2014	2015	2014
Deferred tax assets:
Loss carryforwards	$80	$138	$539	$620
Allowance for credit losses	(93)	(63)	812	669
Deferred compensation	50	(45)	215	254
Deferred income	46	(6)	301	282
Property and equipment	(72)	92	186	91
Pension and other post-retirement benefits	54	(2)	676	683
Securities	8	144	138	145
Other	(10)	46	408	290
Total deferred tax assets	$63	$304	$3,275	$3,034
Deferred tax liabilities:
Deferred income	$39	$6	$114	$75
Property and equipment	1	13	65	64
Pension and other post-retirement benefits	22	38	153	132
Securities	(26)	9	68	60
Intangible assets	38	33	914	881
Other	45	(17)	526	513
Total deferred tax liabilities	$119	$82	$1,840	$1,725
Net deferred tax assets (liabilities)(1)	$(56)	$222	$1,435	$1,309

(1)	For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by legal entity. As a result, the net deferred tax assets of $1,435 (2014 – $1,309) are represented by deferred tax assets of $2,034 (2014 – $1,763), and deferred tax liabilities of $599 (2014 – $454) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2015	2014
Balance at beginning of year	$1,309	$1,347
Deferred tax benefit (expense) for the year recorded in income	56	(222)
Deferred tax benefit (expense) for the year recorded in equity	8	174
Acquired in business combinations	27	–
Other	35	10
Balance at end of year	$1,435	$1,309

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $166 million (2014 – $338 million). The amount related to unrecognized tax losses is $24, which will expire as follows: $20 million in 2018 and beyond and $4 million have no fixed expiry date.

Included in the net deferred tax asset are tax benefits of $41 million (2014 – $1 million) that have been recognized in certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits.

Deferred tax liabilities are not required to be recognized for taxable temporary differences arising on investments in subsidiaries, associates and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference

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will not reverse in the foreseeable future. At the end of the year taxable temporary differences of $46.0 billion (2014 – $38.7 billion) related to the Bank’s investment in subsidiaries were not recognized as deferred tax liabilities in line with these requirements.

28	Employee benefits

The Bank sponsors a number of employee benefit plans, including pensions (defined benefit and defined contribution) and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The information presented below relates to the Bank’s principal plans; other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

Global pension plans

The principal pension plans include plans in Canada, the US, Mexico, the UK, Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The Bank has a strong and well defined governance structure to manage these global obligations. The investment policy for each principal plan is reviewed periodically and all plans are in good standing with respect to legislation and local regulations.

Actuarial valuations for funding purposes for the Bank’s funded pension plans are conducted as required by applicable legislation. The purpose of the actuarial valuation is to determine the funded status of the plans on a going-concern and statutory basis and to determine the required contributions. The plans are funded in accordance with applicable pension legislation and the Bank’s funding policies such that future benefit promises based on plan provisions are well secured. The assumptions used for the funding valuations are set by independent plan actuaries on the basis of the requirements of the local actuarial standards of practice and statute.

Scotiabank Pension Plan (Canada)

The most significant pension plan is the Scotiabank Pension Plan (SPP) in Canada, a defined benefit pension plan, which was recently amended to include an optional defined contribution (DC) component for employees in Canada hired on or after January 1, 2016. As the administrator of the SPP, the Bank has established a well-defined governance structure and policies to ensure compliance with legislative and regulatory requirements under OSFI and the Canada Revenue Agency. The Bank appoints a number of committees to oversee and make decisions related to the administration of the SPP. Certain committees are also responsible for the investment of the assets of the SPP Fund and for monitoring the investment managers and performance.

●

The Human Resources Committee (HRC) of the Board approves the charter of the Pension Administration and Investment Committee (PAIC), reviews reports, and approves the investment policy. The HRC also reviews and recommends any amendments to the SPP to the Board of Directors.

●

PAIC is responsible for recommending the investment policy to the HRC, for appointing and monitoring investment managers, and for reviewing auditor and actuary reports. PAIC also monitors the administration of member pension benefits.

●

The Scotiabank Master Trust Committee (MTC) invests assets in accordance with the investment policy and all applicable legislation. The MTC assigns specific mandates to investment management firms. PAIC and the MTC both have representation from independent members on the committees.

●

The Capital Accumulation Plans (CAP) Committee is responsible for the administration and investment of the DC component of the SPP including the selection and monitoring of investment options available to DC participants.

Actuarial valuations for funding purposes for the SPP are conducted on an annual basis. The most recent funding valuation was conducted as of November 1, 2014. Contributions are being made to the SPP in accordance with this valuation and are shown in the table in b) below. The assumptions used for the funding valuation are set by independent plan actuaries on the basis of the requirements of the Canadian Institute of Actuaries and applicable regulation.

Pension Plan Changes

As communicated to employees in the fourth quarter of 2015, the current Canadian pension arrangements will be closed to new employees hired on or after January 1, 2016. In addition, effective November 1, 2018, additional retirement optional forms of pension will be introduced while the commuted value at retirement option will be removed. Benefits earned for service after November 1, 2018, will no longer be eligible for early retirement subsidies. New hires on or after January 1, 2016, will be enrolled in a new hybrid (non-contributory defined benefit with an optional defined contribution) pension arrangement, within the SPP.

The past service cost outlined in the table d) below includes the impact of various plan changes including the removal of the commuted value at retirement option from the Canadian plans and the impact of settling liabilities in the US Scotiabank Pension Plan through a one-time optional lump sum window for former employees who have not yet retired.

Other benefit plans

The principal other benefit plans include plans in Canada, the US, Mexico, Uruguay, the UK, Jamaica, Trinidad & Tobago and other countries in the Caribbean in which the Bank operates. The most significant other benefit plans provided by the Bank are in Canada.

Key assumptions

The financial information reported below in respect of pension and other benefit plans are based on a number of assumptions. The most significant assumption is the discount rate, which is set by reference to the yields on high quality corporate bonds with durations that match the defined benefit obligations. This discount rate must also be used to determine the annual benefit expense. Other assumptions set by management are determined in reference to market conditions, plan-level experience, best practices and future expectations. The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized in the table in f) below.

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Risk management

The Bank’s defined benefit pension plans and other benefit plans expose the Bank to a number of risks. Some of the more significant risks include interest rate risk, investment risk, longevity risk and health care cost increases, among others. These risks could result in higher defined benefit expense and a higher defined benefit obligation to the extent that:

●	there is a decline in discount rates; and/or
●	plan assets returns are less than expected; and/or
●	plan members live longer than expected; and/or
●	health care costs are higher than assumed.

In addition to the governance structure and policies in place, the Bank manages risks by regularly monitoring market developments and asset investment performance. The Bank also monitors regulatory and legislative changes along with demographic trends and revisits the investment strategy and/or plan design as warranted.

a) Relative size of plan obligations and assets

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2015	SPP	Other	International	Canada	International
Percentage of total benefit obligations	72%	11%	17%	62%	38%
Percentage of total plan assets	76%	6%	18%	20%	80%
Percentage of total benefit expense	64%	18%	18%	62%	38%

	Pension plans			Other benefit plans
	Canada
For the year ended October 31, 2014	SPP	Other	International	Canada	International
Percentage of total benefit obligations	73%	10%	17%	64%	36%
Percentage of total plan assets	77%	5%	18%	21%	79%
Percentage of total benefit expense	78%	18%	4%	60%	40%

b) Cash contributions and payments

The table below shows the cash contributions and payments made by the Bank to its principal plans in 2015, and the two prior years.

Contributions to the principal plans for the year ended October 31 ($ millions)	2015	2014	2013
Defined benefit pension plans (cash contributions to fund the plans, including paying beneficiaries under the unfunded pension arrangements)
SPP	$236	$268	$331
All other plans	60	75	72
Other benefit plans (cash contributions mainly in the form of benefit payments to beneficiaries)	42	46	59
Defined contribution pension plans (cash contributions)	29	21	19
Total contributions(1)	$367	$410	$481
(1)	Based on preliminary estimates, the Bank expects to make contributions of $237 to the SPP, $62 to all other defined benefit pension plans, $49 to other benefit plans and $31 to all other defined contribution plans for the year ending October 31, 2016.

c) Funded and unfunded plans

The excess (deficit) of the fair value of assets over the benefit obligation at the end of the year includes the following amounts for plans that are wholly unfunded and plans that are wholly or partly funded.

	Pension plans			Other benefit plans
As at October 31 ($ millions)	2015	2014	2013	2015	2014	2013
Benefit obligation
Benefit obligation of plans that are wholly unfunded	$373	$376	$342	$1,231	$1,201	$1,121
Benefit obligation of plans that are wholly or partly funded	7,740	7,571	6,598	408	418	389

Funded Status
Benefit obligation of plans that are wholly or partly funded	$7,740	$7,571	$6,598	$408	$418	$389
Fair value of assets	7,615	7,323	6,647	307	341	332
Excess (deficit) of fair value of assets over benefit obligation of wholly or partly funded plans	$(125)	$(248)	$49	$(101)	$(77)	$(57)
Benefit obligation of plans that are wholly unfunded	$373	$376	$342	$1,231	$1,201	$1,121
Excess (deficit) of fair value of assets over total benefit obligation	$(498)	$(624)	$(293)	$(1,332)	$(1,278)	$(1,178)
Effect of asset limitation and minimum funding requirement	(41)	(76)	(77)	–	–	–
Net asset (liability) at end of year	$(539)	$(700)	$(370)	$(1,332)	$(1,278)	$(1,178)

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d) Financial information

The following tables present financial information related to the Bank’s principal plans.

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2015	2014	2013	2015	2014	2013
Change in benefit obligation
Benefit obligation at beginning of year	$7,947	$6,940	$6,678	$1,619	$1,510	$1,501
Current service cost	304	262	247	43	41	45
Interest cost on benefit obligation	350	342	314	84	84	75
Employee contributions	23	21	18	–	–	–
Benefits paid	(498)	(393)	(397)	(73)	(66)	(61)
Actuarial loss (gain)	152	731	62	(52)	35	(68)
Past service cost	(241)	(19)	–	3	7	3
Settlements	(48)	–	–	(2)	(23)	–
Foreign exchange	124	63	18	17	31	15
Benefit obligation at end of year	$8,113	$7,947	$6,940	$1,639	$1,619	$1,510

Change in fair value of assets
Fair value of assets at beginning of year	$7,323	$6,647	$5,607	$341	$332	$311
Interest income on fair value of assets	343	343	285	23	25	21
Return on plan assets in excess of interest income on fair value of assets	55	310	747	(12)	11	(8)
Employer contributions	296	343	403	42	46	59
Employee contributions	23	21	18	–	–	–
Benefits paid	(498)	(393)	(397)	(73)	(66)	(61)
Administrative expenses	(12)	(9)	(9)	–	–	–
Settlements	(39)	–	–	–	(18)	–
Foreign exchange	124	61	(7)	(14)	11	10
Fair value of assets at end of year	$7,615	$7,323	$6,647	$307	$341	$332

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$(498)	$(624)	$(293)	$(1,332)	$(1,278)	$(1,178)
Effect of asset limitation and minimum funding requirement(1)	(41)	(76)	(77)	–	–	–
Net asset (liability) at end of year	$(539)	$(700)	$(370)	$(1,332)	$(1,278)	$(1,178)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	183	$117	$132	$–	$–	$–
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(722)	(817)	(502)	(1,332)	(1,278)	(1,178)
Net asset (liability) at end of year	$(539)	$(700)	$(370)	$(1,332)	$(1,278)	$(1,178)

Annual benefit expense
Current service cost	$304	$262	$247	$43	$41	$45
Net interest expense (income)	15	6	41	60	59	54
Administrative expenses	10	9	9	–	–	–
Past service costs	(241)	(19)	–	4	7	3
Amount of settlement (gain) loss recognized	(9)	–	–	(2)	(5)	–
Remeasurement of other long-term benefits	–	–	–	4	5	(24)
Benefit expense (income) recorded in the Consolidated Statement of Income	$79	$258	$297	$109	$107	$78
Defined contribution benefit expense	$29	$21	$19	$–	$–	$–

Remeasurements
(Return) on plan assets in excess of interest income on fair value of assets	$(55)	$(310)	$(747)	$13	$(8)	$10
Actuarial loss (gain) on benefit obligation	152	731	62	(58)	27	(46)
Change in the asset limitation	(49)	(8)	(53)	–	–	–
Remeasurements recorded in OCI	$48	$413	$(738)	$(45)	$19	$(36)

Total benefit cost	$156	$692	$(422)	$64	$126	$42

Additional details on actual return on assets and actuarial (gains) and losses
Actual return on assets (net of administrative expenses)	$386	$644	$1,023	$11	$36	$13
Actuarial (gains) and losses from changes in demographic assumptions	91	54	174	(22)	(26)	32
Actuarial (gains) and losses from changes in financial assumptions	22	645	(201)	(28)	102	(87)
Actuarial (gains) and losses from changes in experience	39	32	89	(2)	(41)	(13)

Additional details on fair value of pension plan assets invested
In Scotiabank securities (stock, bonds)	$404	$556	$509	$–	$–	$–
In property occupied by Scotiabank	5	4	4	–	–	–

Change in asset ceiling/onerous liability
Asset ceiling /onerous liability at end of prior year	$77	$77	$130	$–	$–	$–
Interest expense	8	7	12	–	–	–
Remeasurements	(49)	(8)	(53)	–	–	–
Foreign exchange	5	–	(12)	–	–	–
Asset ceiling /onerous liability at end of year	41	76	77	–	–	–

(1)	The recognized asset is limited by the present value of economic benefits available from a reduction in future contributions to a plan and from the ability to pay plan expenses from the fund.

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e) Maturity profile of the defined benefit obligation

The weighted average duration of the total benefit obligation at October 31, 2015 is 15.3 years (2014 – 14.7 years, 2013 – 14.5 years).

	Pension plans			Other benefit plans
For the year ended October 31	2015	2014	2013	2015	2014	2013
Disaggregation of the benefit obligation (%)
Canada
Active members	58%	58%	57%	35%	36%	40%
Inactive and retired members	42%	42%	43%	65%	64%	60%
Total	100%	100%	100%	100%	100%	100%
Mexico
Active members	30%	35%	38%	58%	59%	59%
Inactive and retired members	70%	65%	62%	42%	41%	41%
Total	100%	100%	100%	100%	100%	100%
United States
Active members	39%	40%	43%	37%	36%	41%
Inactive and retired members	61%	60%	57%	63%	64%	59%
Total	100%	100%	100%	100%	100%	100%
f) Key assumptions (%)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense for all of the Bank’s principal plans are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2015	2014	2013	2015	2014	2013
Benefit obligation at end of year
Discount rate – all plans	4.64%	4.46%	5.04%	5.33%	5.24%	5.56%
Discount rate – Canadian plans only	4.40%	4.20%	4.80%	4.27%	4.12%	4.80%
Rate of increase in future compensation(1)	2.75%	2.77%	2.84%	4.41%	4.51%	4.49%
Benefit expense (income) for the year
Discount rate – all plans	4.46%	5.04%	4.80%	5.24%	5.56%	5.00%
Discount rate – Canadian plans only	4.20%	4.80%	4.60%	4.12%	4.80%	4.50%
Rate of increase in future compensation(1)	2.77%	2.84%	2.80%	4.51%	4.49%	4.40%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	6.29%	6.37%	6.51%
Ultimate rate	n/a	n/a	n/a	4.97%	5.02%	4.98%
Year ultimate rate reached	n/a	n/a	n/a	2030	2029	2029
Assumed life expectancy in Canada (years)
Life expectancy at 65 for current pensioners – male	23.1	23.0	22.4	23.1	23.0	22.4
Life expectancy at 65 for current pensioners – female	24.3	24.2	23.8	24.3	24.2	23.8
Life expectancy at 65, for future pensioners currently aged 45 – male	24.1	24.0	23.3	24.1	24.0	23.3
Life expectancy at 65, for future pensioners currently aged 45 – female	25.2	25.1	24.6	25.2	25.1	24.6
Assumed life expectancy in Mexico (years)
Life expectancy at 65 for current pensioners – male	21.3	21.3	21.3	21.3	21.3	21.3
Life expectancy at 65 for current pensioners – female	23.8	23.8	23.8	23.8	23.8	23.8
Life expectancy at 65, for future pensioners currently aged 45 – male	21.7	21.7	21.7	21.7	21.7	21.7
Life expectancy at 65, for future pensioners currently aged 45 – female	24.0	24.0	24.0	24.0	24.0	24.0
Assumed life expectancy in United States (years)
Life expectancy at 65 for current pensioners – male	22.3	20.5	19.5	22.3	20.5	19.5
Life expectancy at 65 for current pensioners – female	23.5	22.6	21.4	23.5	22.6	21.4
Life expectancy at 65, for future pensioners currently aged 45 – male	23.0	19.9	19.1	23.0	19.9	19.1
Life expectancy at 65, for future pensioners currently aged 45 – female	25.4	22.0	20.9	25.4	22.0	20.9

(1)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

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g) Sensitivity analysis

The sensitivity analysis presented below may not represent the actual change in obligation as changes in assumptions may be somewhat correlated. For purposes of the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation recognized in the statement of financial position.

	Pension plans		Other benefit plans
For the year ended October 31, 2015 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of the following changes:
1% decrease in discount rate	$1,364	$189	$268	$19
0.25% increase in rate of increase in future compensation	86	4	1	–
1% increase in health care cost trend rate	n/a	n/a	148	17
1% decrease in health care cost trend rate	n/a	n/a	(127)	(14)
1 year increase in Canadian life expectancy	133	21	22	1
1 year increase in Mexican life expectancy	1	–	4	–
1 year increase in the United States life expectancy	8	–	5	–

h) Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment management firms – including related-party managers – are typically hired and assigned specific mandates within each asset class.

Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is for currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing back to target asset mix is considered – as needed – generally on a semi-annual basis. The Bank’s other benefit plans are generally not funded; the assets reflected for these other benefit plans are related to programs in Canada and Mexico.

The tables below shows the weighted-average actual and target asset allocations for the Bank’s principal plans at October 31, by asset category.

	Pension plans			Other benefit plans
Asset category %	Actual 2015	Actual 2014	Actual 2013	Actual 2015	Actual 2014	Actual 2013
Cash and cash equivalents	2%	4%	1%	2%	2%	2%

Equity investments
Quoted in an active market	44%	42%	48%	45%	46%	44%
Non quoted	19%	22%	20%	–%	–%	–%
	63%	64%	68%	45%	46%	44%
Fixed income investments
Quoted in an active market	5%	6%	4%	28%	28%	29%
Non quoted	25%	23%	24%	25%	24%	25%
	30%	29%	28%	53%	52%	54%

Other – Non quoted	5%	3%	3%	–%	–%	–%
Total	100%	100%	100%	100%	100%	100%

Target asset allocation at October 31, 2015 Asset category %	Pension plans	Other benefit plans
Cash and cash equivalents	–%	2%
Equity investments	62%	46%
Fixed income investments	32%	52%
Other	6%	–%
Total	100%	100%

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29	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
–	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments.

These differences in measurement enable comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Changes to operating segments effective November 1, 2014

Effective November 1, 2014, the Canadian and International businesses previously reported in Global Wealth & Insurance are included in Canadian Banking and International Banking’s results, respectively. As well, certain Asia business activity previously reported in International Banking is now included in Global Banking and Markets. Prior period comparative results have been restated.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

For the year ended October 31, 2015
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$6,415	$5,706	$1,071	$(100)	$13,092
Non-interest income(3)	4,832	3,137	2,953	35	10,957
Total revenues	11,247	8,843	4,024	(65)	24,049
Provision for credit losses	687	1,128	67	60	1,942
Depreciation and amortization	272	242	57	13	584
Non-interest expenses	5,742	4,853	1,789	73	12,457
Provision for income taxes	1,202	568	558	(475)	1,853
Net income	$3,344	$2,052	$1,553	$264	$7,213
Net income attributable to non-controlling interests in subsidiaries	–	199	–	–	199
Net income attributable to equity holders of the Bank	3,344	1,853	1,553	264	7,014
Average assets ($ billions)	300	128	342	91	861
Average liabilities ($ billions)	218	94	240	257	809

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2015 ($390) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes net income from investments in associated corporations for Canadian Banking - $66; International Banking – $476 and Other – $(137).

For the year ended October 31, 2014
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$5,996	$5,155	$1,064	$90	$12,305
Non-interest income(3)	5,263	2,945	3,167	(76)	11,299
Total revenues	11,259	8,100	4,231	14	23,604
Provision for credit losses	663	1,024	16	–	1,703
Depreciation and amortization(4)	235	224	56	11	526
Non-interest expenses(4)	5,564	4,466	1,824	221	12,075
Provision for income taxes	1,113	544	665	(320)	2,002
Net income	$3,684	$1,842	$1,670	$102	$7,298
Net income attributable to non-controlling interests in subsidiaries	1	226	–	–	227
Net income attributable to equity holders of the Bank	3,683	1,616	1,670	102	7,071
Average assets ($ billions)	292	115	311	78	796
Average liabilities ($ billions)	208	85	217	238	748

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2014 ($354), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes net income from investments in associated corporations for Canadian Banking – $157; International Banking – $411 and Other – $(140).
(4)	Prior period amounts were restated to conform with current period presentation.

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For the year ended October 31, 2013
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$5,691	$4,756	$1,090	$(187)	$11,350
Non-interest income(3)	4,230	3,140	2,882	(303)	9,949
Total revenues	9,921	7,896	3,972	(490)	21,299
Provision for credit losses	480	774	34	–	1,288
Depreciation and amortization	242	215	56	7	520
Non-interest expenses	5,120	4,233	1,675	116	11,144
Provision for income taxes	1,015	621	554	(453)	1,737
Net income	$3,064	$2,053	$1,653	$(160)	$6,610
Net income attributable to non-controlling interests in subsidiaries	2	229	–	–	231
Net income attributable to equity holders of the Bank	3,062	1,824	1,653	(160)	6,379
Average assets ($ billions)	284	100	274	91	749
Average liabilities ($ billions)	200	74	197	235	706

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes for the year ended October 31, 2013 ($312), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes net income from investments in associated corporations for Canadian Banking – $239; International Banking – $668 and Other – $(226).

Geographical segmentation(1)

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2015 ($ millions)	Canada	United States	Mexico	Peru	Chile	Colombia	Other International	Total
Net interest income	$6,458	$472	$1,246	$1,077	$554	$677	$2,631	$13,115
Non-interest income(1)	6,272	882	561	601	231	372	2,163	11,082
Total revenues(2)	12,730	1,354	1,807	1,678	785	1,049	4,794	24,197
Provision for credit losses	728	6	260	266	108	246	268	1,882
Non-interest expenses	6,936	507	1,160	744	431	541	2,745	13,064
Provision for income taxes	1,038	267	27	195	24	84	401	2,036
	$4,028	$574	$360	$473	$222	$178	$1,380	$7,215
Corporate adjustments								(2)
Net income								$7,213
Net income attributable to non-controlling interests in subsidiaries								199
Net income attributable to equity holders of the Bank								$7,014
Total average assets ($ billions)	$502	$125	$26	$21	$17	$10	$148	$849
Corporate adjustments								12
Total average assets, including corporate adjustments								$861

(1)	Includes net income from investments in associated corporations for Canada - $66; Peru - $4 and Other International - $472.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2014 ($ millions)	Canada	United States	Mexico	Peru	Chile	Colombia	Other International	Total
Net interest income	$6,219	$440	$1,180	$935	$407	$726	$2,443	$12,350
Non-interest income(1)	7,071	810	599	534	226	391	2,049	11,680
Total revenues(2)	13,290	1,250	1,779	1,469	633	1,117	4,492	24,030
Provision for credit losses	662	6	240	267	74	145	309	1,703
Non-interest expenses	6,986	513	1,154	645	348	556	2,495	12,697
Provision for income taxes	1,156	237	35	175	16	141	340	2,100
	$4,486	$494	$350	$382	$195	$275	$1,348	$7,530
Corporate adjustments								(232)
Net income								$7,298
Net income attributable to non-controlling interests in subsidiaries								227
Net income attributable to equity holders of the Bank								$7,071
Total average assets ($ billions)	$470	$117	$24	$17	$15	$10	$130	$783
Corporate adjustments								13
Total average assets, including corporate adjustments								$796

(1)	Includes net income from investments in associated corporations for Canada – $156; Peru – $6 and Other International – $405.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

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For the year ended October 31, 2013 ($ millions)	Canada	United States	Mexico	Peru	Chile	Colombia	Other International	Total
Net interest income	$5,706	$461	$1,048	$895	$357	$657	$2,311	$11,435
Non-interest income(1)	5,731	746	578	493	236	336	2,239	10,359
Total revenues(2)	11,437	1,207	1,626	1,388	593	993	4,550	21,794
Provision for credit losses	472	38	130	246	101	102	199	1,288
Non-interest expenses	6,441	464	1,050	628	332	484	2,414	11,813
Provision for income taxes	956	190	61	166	16	132	362	1,883
	$3,568	$515	$385	$348	$144	$275	$1,575	$6,810
Corporate adjustments								(200)
Net income								$6,610
Net income attributable to non-controlling interests in subsidiaries								231
Net income attributable to equity holders of the Bank								$6,379
Total average assets ($ billions)	$434	$110	$21	$15	$15	$9	$119	$723
Corporate adjustments								26
Total average assets, including corporate adjustments								$749

(1)	Includes net income from investments in associated corporations for Canada - $239; Mexico - $4; Peru - $5 and Other International - $659.
(2)	Revenues are attributed to countries based on where services are performed or assets are recorded.

30	Related party transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer, including Group Heads, and the Chief Financial Officer.

For the year ended October 31 ($ millions)	2015	2014
Salaries and cash incentives(1)	$13	$17
Equity-based payment(2)	20	25
Pension and other benefits(1)	3	3
Total	$36	$45

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 26 for further details of these plans.

Loans and deposits of key management personnel

As at October 31 ($ millions)	2015	2014
Loans	$5	$4
Deposits	$3	$5

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $182.9 million as at October 31, 2015 (2014 – $9.4 million), while actual utilized amounts were $6.7 million (2014 – $3.4 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2015	2014	2013
Net income / (loss)	$(27)	$11	$20
Loans	747	553	511
Deposits	187	223	287
Guarantees and commitments	84	75	58

The Bank manages assets of $2.0 billion (2014 – $1.8 billion) which is a portion of the Scotiabank principal pension plan assets and earned $4 million (2014 – $4 million) in fees.

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31	Principal subsidiaries and non-controlling interests in subsidiaries

(a) Principal subsidiaries(1)

The following table presents the principal subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2015	2014
Canadian
1832 Asset Management L.P.	Toronto, Ontario	$1,241	$810
BNS Investments Inc.	Toronto, Ontario	12,746	11,824
Montreal Trust Company of Canada	Montreal, Quebec
Hollis Canadian Bank	Toronto, Ontario	392	858
HollisWealth Inc.	Toronto, Ontario	3,632	3,728
National Trustco Inc.	Toronto, Ontario	608	538
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Stratford, Ontario
RoyNat Inc.	Toronto, Ontario	58	49
Scotia Capital Inc.	Toronto, Ontario	1,598	1,327
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	445	357
Scotia Life Insurance Company	Toronto, Ontario	206	174
Scotia Mortgage Corporation	Toronto, Ontario	797	695
Scotia Securities Inc.	Toronto, Ontario	53	16
Tangerine Bank	Toronto, Ontario	3,443	3,329

International
Banco Colpatria Multibanca Colpatria S.A. (51%)	Bogota, Colombia	1,259	1,271
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	288	306
The Bank of Nova Scotia International Limited	Nassau, Bahamas	16,310	12,731
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Turks and Caicos Islands
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.4%)	Mexico, D.F., Mexico	2,986	3,022
Nova Scotia Inversiones Limitada	Santiago, Chile	2,585	2,491
Scotiabank Chile (99.6%)	Santiago, Chile
Scotia Capital (USA) Inc.(2)	New York, New York
Scotia Holdings (US) Inc.(3)	Houston, Texas
Scotiabanc Inc.	Houston, Texas
Scotia International Limited	Nassau, Bahamas	899	820
Scotiabank Anguilla Limited	The Valley, Anguilla
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	145	181
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	1,311	884
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia Investments Jamaica Limited (77.0%)	Kingston, Jamaica
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago
Scotiabank de Puerto Rico	San Juan, Puerto Rico	1,316	1,069
Scotiabank El Salvador, S.A. (99.4%)	San Salvador, El Salvador	597	488
Scotiabank Europe plc	London, United Kingdom	2,472	2,110
Scotiabank Peru S.A.A. (97.8%)	Lima, Peru	3,418	2,784

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.
(2)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.
(3)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

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Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

(b) Non-controlling interests in subsidiaries

The Bank’s significant non-controlling interests in subsidiaries are comprised of the following entities:

	As at				For the year ended
	2015			2014	2015		2014
October 31 ($ millions)	Non-controlling interest %		Non-controlling interests in subsidiaries	Non-controlling interests in subsidiaries	Net income attributable to non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Net income attributable to non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Banco Colpatria Multibanca Colpatria S.A.(1)	49.0%		$417	$518	$75	$27	$125	$21
Scotia Group Jamaica Limited	28.2%		307	245	37	17	31	16
Scotiabank Trinidad and Tobago Limited	49.1%		353	294	54	33	45	30
Cencosud Administradora de Tarjetas S.A.	49.0%		111	–	–	–	–	–
Other	0.1% - 49.0%	(2)	272	255	33	9	26	9
Total			$1,460	$1,312	$199	$86	$227	$76

(1)	Non-controlling interest holders for Banco Colpatria Multibanca Colpatria S.A. have a right to sell their holding to the Bank after the end of 7th anniversary (January 17, 2019) and at subsequent pre-agreed intervals, into the future, at fair market value that can be settled at the Bank’s discretion, by issuance of common shares or cash.
(2)	Range of non-controlling interest % for other subsidiaries.

Summarized financial information of the Bank’s subsidiaries with significant non-controlling interests are as follows:

	As at and for the year ended October 31, 2015
($ millions)	Revenue	Total comprehensive income	Total assets	Total liabilities
Banco Colpatria Multibanca Colpatria S.A.	$942	$(165)	$10,969	$10,207
Scotia Group Jamaica Limited	383	263	4,877	3,667
Scotiabank Trinidad and Tobago Limited	283	214	4,670	3,731
Cencosud Administradora de Tarjetas S.A.	125	(1)	1,772	1,265

	As at and for the year ended October 31, 2014
($ millions)	Revenue	Total comprehensive income	Total assets	Total liabilities
Banco Colpatria Multibanca Colpatria S.A.	$1,009	$237	$11,259	$10,203
Scotia Group Jamaica Limited	340	119	4,157	3,215
Scotiabank Trinidad and Tobago Limited	228	146	3,756	3,015

32	Non-interest income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

For the year ended October 31 ($ millions)	2015	2014(1)	2013(1)
Banking
Card revenues	$1,089	$933	$816
Deposit and payment services	1,235	1,183	1,122
Credit fees	1,053	1,014	943
Other	406	379	416
	3,783	3,509	3,297
Banking fee related expenses	423	339	297
Total banking revenues	$3,360	$3,170	$3,000
Wealth Management
Mutual funds	$1,619	$1,468	$1,280
Brokerage fees	1,006	942	847
Investment management and trust	644	613	538
Total wealth management revenues	$3,269	$3,023	$2,665

(1)	Certain prior period amounts have been restated to conform with current period presentation.

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33	Trading revenues

The following table presents details of trading revenues.

For the year ended October 31 ($ millions)	2015	2014	2013
Interest rate and credit	$400	$415	$596
Equities	177	92	120
Commodities	345	359	338
Foreign exchange	201	208	198
Other	62	40	48
Total	$1,185	$1,114	$1,300

34	Earnings per share

For the year ended October 31 ($ millions)	2015	2014	2013(1)
Basic earnings per common share
Net income attributable to common shareholders	$6,897	$6,916	$6,162
Weighted average number of common shares outstanding (millions)	1,210	1,214	1,195
Basic earnings per common share(2) (in dollars)	$5.70	$5.69	$5.15
Diluted earnings per common share
Net income attributable to common shareholders	$6,897	$6,916	$6,162
Adjustments to net income due to:(3)
Capital instruments	–	–	18
Share-based payment options and others	86	8	3
Adjusted income attributable to common shareholders	$6,983	$6,924	$6,183
Weighted average number of common shares outstanding (millions)	1,210	1,214	1,195
Adjustments to average shares due to:(3) (millions)
Capital instruments	–	–	8
Share-based payment options and others	22	8	6
Weighted average number of diluted common shares outstanding (millions)	1,232	1,222	1,209
Diluted earnings per common share(2) (in dollars)	$5.67	$5.66	$5.11

(1)	Certain prior period amounts are retrospectively adjusted to reflect the adoption of new and amended IFRS standards (IFRS 10 and IAS 19) in 2014.
(2)	Earnings per share calculations are based on full dollar and share amounts.
(3)	Certain grants of tandem stock appreciation rights or options that the Bank may settle at its own discretion by issuing common shares in relation to non-controlling interest and additional interest in an associated company are not included in the calculation of diluted earnings per share as they were anti-dilutive.

35	Guarantees, commitments and pledged assets

(a)	Guarantees

The Bank enters into various types of guarantees and indemnifications in the normal course of business. Guarantees represent an undertaking to another party to make a payment to that party when certain specified events occur. The various guarantees and indemnifications that the Bank provides with respect to its customers and other third parties are presented below:

	2015	2014
As at October 31 ($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$30,944	$26,024
Liquidity facilities	3,874	4,125
Derivative instruments	5,206	6,303
Indemnifications	568	578

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

(i)	Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are irrevocable undertakings by the Bank on behalf of a customer, to make payments to a third party in the event that the customer is unable to meet its obligations to the third party. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2015, $4 million (2014 – $4 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to these guarantees.

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(ii)	Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank. These facilities generally provide an alternative source of financing in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years. Of the $3,874 million (2014 – $4,125 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 100% (2014 – 100%) is committed liquidity for the Bank’s sponsored conduits.

(iii)	Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if certain events occur. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates, commodity prices or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2015, $891 million (2014 – $515 million) was included in derivative instrument liabilities in the Consolidated Statement of Financial Position with respect to these derivative instruments.

(iv)	Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, director/officer contracts, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. The Bank cannot estimate the maximum potential future amount that may be payable. The Bank has not made any significant payments under such indemnifications. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2015, $3 million (2014 – $3 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to indemnifications.

(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

●	Commercial letters of credit which require the Bank to honour drafts presented by a third-party when specific activities are completed;
●	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
●

Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

●	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2015	2014
Commercial letters of credit	$921	$1,113
Commitments to extend credit(1)
Original term to maturity of one year or less	64,522	53,236
Original term to maturity of more than one year	101,874	83,981
Securities lending	41,190	37,110
Securities purchase and other commitments	682	720
Total	$209,189	$176,160

(1)	Includes liquidity facilities.

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(c)	Lease commitments

Operating	lease commitments

The Bank leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Bank also leases equipment under non-cancellable lease arrangements. Where the Bank is the lessee, the future minimum lease payment under non-cancellable operating leases are as follows:

As at October 31 ($ millions)	2015	2014
Within one year	$328	$310
After one year but not more than five years	880	811
More than five years	546	577
Total	$1,754	$1,698

Building rent expense, included in premises and technology expense in the Consolidated Statement of Income, was $433 million (2014 – $392 million).

(d)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2015	2014
Assets pledged to:
Bank of Canada(1)	$25	$25
Foreign governments and central banks(1)	2,933	1,340
Clearing systems, payment systems and depositories(1)	1,557	1,207
Assets pledged in relation to exchange-traded derivative transactions	1,512	1,925
Assets pledged as collateral related to securities borrowed, and securities lent	88,839	82,888
Assets pledged in relation to over-the-counter derivative transactions	12,447	6,895
Assets pledged in relation to covered bond program (Note 15)	21,293	18,764
Assets pledged under CMHC programs (Note 14)	21,609	20,394
Other	3,036	4,029
Total assets pledged	$153,251	$137,467
Obligations related to securities sold under repurchase agreements	67,052	80,335
Total(2)	$220,303	$217,802

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged to have access to the facilities of central banks in foreign jurisdictions.
(2)	Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.

(e)	Other executory contracts

The Bank and its subsidiaries have entered into certain long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

36	Financial instruments – risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2014:

•

extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Risk Committee of the Board, (the Board);

•	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
•	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
•	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 7. Note 10 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk appetite and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual and biennial basis, respectively. The credit risk appetite defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk appetite are to ensure that, for the Bank, including the individual business lines:

•	target markets and product offerings are well defined;
•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

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The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the provisions for credit losses and the collective allowance on performing loans. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 10(c).

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e. exposures subject to credit risk capital. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S., European portfolios, and effective 2011 for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other individual portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:

•	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
•	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.
•	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

As at October 31 ($ millions)	2015				2014
	Exposure at default(1)
Category	Drawn(2)	Undrawn commitments	Other exposures(3)	Total	Total
By counterparty type
Non-retail
AIRB portfolio
Corporate	$110,558	$53,939	$68,466	$232,963	$191,450
Bank	24,298	11,330	19,294	54,922	53,853
Sovereign	177,591	2,129	14,725	194,445	160,535
	312,447	67,398	102,485	482,330	405,838
Standardized portfolio
Corporate	46,956	4,976	2,938	54,870	47,660
Bank	2,867	56	158	3,081	2,681
Sovereign	5,504	4	–	5,508	5,175
	55,327	5,036	3,096	63,459	55,516
Total non-retail	$367,774	$72,434	$105,581	$545,789	$461,354
Retail(4)
AIRB portfolio
Real estate secured	$ 119,628	$12,631	$–	$132,259	$135,242
Qualifying revolving	16,910	17,705	–	34,615	32,207
Other retail	26,847	712	–	27,559	24,984
	163,385	31,048	–	194,433	192,433
Standardized portfolio
Real estate secured	27,934	–	–	27,934	23,977
Other retail	26,466	–	–	26,466	22,755
	54,400	–	–	54,400	46,732
Total retail	$217,785	$31,048	$–	$248,833	$239,165
Total	$ 585,559	$103,482	$105,581	$794,622	$700,519
By geography(5)
Canada	$333,278	$61,909	$40,766	$435,953	$405,718
United States	89,288	25,930	38,067	153,285	116,969
Mexico	21,592	713	1,503	23,808	20,775
Peru	22,543	1,228	3,236	27,007	21,391
Chile	17,954	390	1,433	19,777	16,940
Columbia	9,333	86	480	9,899	10,507
Other International
Europe	19,128	6,306	14,614	40,048	29,271
Caribbean	35,856	2,137	1,838	39,831	34,567
Latin America (other)	7,776	672	514	8,962	7,111
All other	28,811	4,111	3,130	36,052	37,270
Total	$ 585,559	$103,482	$105,581	$794,622	$700,519

(1)	Exposure at default is presented after credit risk mitigation. Exposures exclude available-for-sale equity securities and other assets.
(2)	Non-retail drawn includes loans, acceptances, deposits with financial institutions and available-for-sale debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, and other personal loans.
(3)	Non-retail other exposures include off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations including first loss protection of $48 (2014 - $154), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral. Not applicable for retail exposures.
(4)	During the year, the Bank implemented new retail probability of default (PD), exposure at default (EAD) and loss given default (LGD) models for mortgages and term loans.
(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

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Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides mapping of on-balance sheet asset categories that are included in the various Basel III exposure categories as presented in the credit risk exposure summary table on page 200 of these consolidated financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the balance sheet. The credit risk exposures on certain assets such as cash, precious metals, investment securities (equities) and other assets are not included on the credit risk exposure summary table. Also excluded from the credit risk exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Credit Risk Exposures						Other Exposures
	Drawn(1)		Other Exposures				Market Risk Exposures
As at October 31, 2015 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$71,631	$–	$–	$–	$–	$–	$–	$–	$2,296	$73,927
Precious metals	–	–	–	–	–	–	–	10,550	–	10,550
Trading assets
Securities	–	–	–	–	–	–	–	78,380	–	78,380
Loans	11,213	–	–	–	–	–	11,213	7,128	–	18,341
Other	–	–	–	–	–	–	–	2,419	–	2,419
Financial assets designated at fair value through profit or loss	295	–	–	–	–	25	–	–	–	320
Securities purchased under resale agreements and securities borrowed	–	–	–	87,312	–	–	–	–	–	87,312
Derivative financial instruments	–	–	–	–	41,003	–	35,862	–	–	41,003
Investment securities	39,187	–	–	–	–	2,960	–	–	1,069	43,216
Loans:
Residential mortgages(2)	88,945	128,398	–	–	–	–	–	–	155	217,498
Personal and credit cards	–	89,220	2,240	–	–	–	–	–	17	91,477
Business & government	147,210	–	6,599	–	–	–	–	–	41	153,850
Allowances for credit losses(3)	(1,045)	–	–	–	–	–	–	–	(3,152)	(4,197)
Customers’ liability under acceptances	10,296	–	–	–	–	–	–	–	–	10,296
Property and equipment	–	–	–	–	–	–	–	–	2,286	2,286
Investment in associates	–	–	–	–	–	–	–	–	4,033	4,033
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	11,449	11,449
Other (including Deferred tax assets)	41	168	–	–	–	–	–	–	14,128	14,337
Total	$367,773	$217,786	$8,839	$87,312	$41,003	$2,985	$47,075	$98,477	$32,322	$856,497

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $86.8 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.

	Credit Risk Exposures						Other Exposures
	Drawn(1)		Other Exposures				Market Risk Exposures
As at October 31, 2014 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	OTC Derivatives	Equity	Also subject to Credit Risk		All Other(1)	Total
Cash and deposits with financial institutions	$54,774	$–	$–	$–	$–	$–	$–	$–	$1,956	$56,730
Precious metals	–	–	–	–	–	–	–	7,286	–	7,286
Trading assets
Securities	–	–	–	–	–	–	–	95,363	–	95,363
Loans	8,465	–	–	–	–	–	8,465	6,043	–	14,508
Other	–	–	–	–	–	–	–	3,377	–	3,377
Financial assets designated at fair value through profit or loss	72	–	–	–	–	39	–	–	–	111
Securities purchased under resale agreements and securities borrowed	–	–	–	93,866	–	–	–	–	–	93,866
Derivative financial instruments	–	–	–	–	33,439	–	31,405	–	–	33,439
Investment securities	33,417	–	–	–	–	4,230	–	–	1,015	38,662
Loans:
Residential mortgages(2)	84,973	127,543	–	–	–	–	–	–	132	212,648
Personal and credit cards	–	82,417	1,776	–	–	–	–	–	11	84,204
Business & government	124,800	–	6,277	–	–	–	–	–	21	131,098
Allowances for credit losses(3)	(861)	–	–	–	–	–	–	–	(2,780)	(3,641)
Customers’ liability under acceptances	9,876	–	–	–	–	–	–	–	–	9,876
Property and equipment	–	–	–	–	–	–	–	–	2,272	2,272
Investment in associates	–	–	–	–	–	–	–	–	3,461	3,461
Goodwill and other intangibles assets	–	–	–	–	–	–	–	–	10,884	10,884
Other (including Deferred tax assets)	539	142	–	–	–	–	–	–	10,841	11,522
Total	$316,055	$210,102	$8,053	$93,866	$33,439	$4,269	$39,870	$112,069	$27,813	$805,666

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $83.4 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.

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(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2015, and October 31, 2014, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2014.

Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings(1)
Equivalent External Rating
S&P	Moody’s	DBRS	Internal Grade	Internal Grade Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0578%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0578% – 0.1488%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0648% – 0.1657%
BBB+	Baa1	BBB (high)		87	0.0997% – 0.2593%
BBB	Baa2	BBB		85	0.1448% – 0.3643%
BBB-	Baa3	BBB (low)		83	0.2103% – 0.5116%
BB+	Ba1	BB (high)		80	0.3277% – 0.5674%
BB	Ba2	BB		77	0.5108% – 0.6293%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.6293% – 0.7962%
B+	B1	B (high)		73	0.7962% – 1.5389%
B to B-	B2 to B3	B to B (low)		70	1.5389% – 2.9747%
CCC+	Caa1	–		65	2.9747% – 10.5529%
CCC	Caa2	–	Watch list	60	10.5529% – 19.5817%
CCC- to CC	Caa3 to Ca	–		40	19.5817% – 36.1350%
–	–	–		30	36.1350% – 60.1124%
Default			Default	27 – 21	100%

(1)	Applies to non-retail portfolio.
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

Non-retail AIRB portfolio

The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		2015				2014
		Exposure at Default(1)
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures(2)	Total	Total
Investment grade	99 – 98	$73,418	$1,774	$14,472	$89,664	$69,922
	95	16,623	8,221	22,370	47,214	$39,970
	90	16,239	13,187	22,850	52,276	$44,094
	87	20,653	10,754	11,649	43,056	$33,212
	85	15,808	9,618	8,019	33,445	$30,571
	83	20,408	9,484	8,754	38,646	$31,433
Non-Investment grade	80	22,076	7,133	3,827	33,036	$27,175
	77	15,761	2,897	1,682	20,340	$16,318
	75	10,743	2,259	6,587	19,589	$16,578
	73	6,256	944	1,537	8,737	$5,223
	70	3,841	691	272	4,804	$4,556
Watch list	65	737	132	122	991	$815
	60	797	185	119	1,101	$500
	40	1,248	59	147	1,454	$816
	30	3	–	–	3	$37
Default	27 –21	1,004	60	29	1,093	$1,018
Total, excluding residential mortgages		$225,615	$67,398	$102,436	$395,449	$322,238
Government guaranteed residential mortgages(3)		86,832	–	–	86,832	$83,446
Total		$312,447	$67,398	$102,436	$482,281	$405,684

(1)	After credit risk mitigation.
(2)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, excluding first loss protection of $48 (2014 – $154), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.
(3)	These exposures are classified as sovereign exposures and are included in the non-retail category.

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Non-retail standardized portfolio

Non-retail standardized portfolio as at October 31, 2015 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $63 billion (October 31, 2014 – $56 billion). Exposures to most Corporate/Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.

(iii)	Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2015, 49% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value ratio of the uninsured portion of the portfolio is 53%.

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposure within each PD range by asset class:

As at October 31 ($ millions)	2015						2014
	Exposure at default(1)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	HELOC	Qualifying revolving	Other retail	Total	Total
Exceptionally Low	0.0000% – 0.0499%	$42,022	$–	$6,982	$410	$49,414	$26,232
Very Low	0.0500% – 0.1999%	33,034	14,197	6,231	6,022	59,484	70,129
Low	0.2000% – 0.9999%	18,926	11,070	9,563	13,535	53,094	66,984
Medium Low	1.0000% – 2.9999%	4,502	5,546	7,108	4,389	21,545	16,215
Medium	3.0000% – 9.9999%	1,067	–	2,338	2,146	5,551	7,953
High	10.0000% – 19.9999%	510	290	1,384	29	2,213	2,307
Extremely High	20.0000% – 99.9999%	561	274	827	859	2,521	1,969
Default	100%	202	58	182	169	611	644
Total		$100,824	$31,435	$34,615	$27,559	$194,433	$192,433

(1)	After credit risk mitigation.

Retail standardized portfolio

The retail standardized portfolio of $54 billion as at October 31, 2015 (2014 – $47 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total retail standardized exposures, $28 billion (2014 –$24 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral on derivative, securities lending, and other transactions related to the capital markets. The following are examples of the terms and conditions customary to collateral for these types of transactions:

•	The risks and rewards of the pledged assets reside with the pledgor.
•	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
•	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
•

Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2015, the approximate market value of collateral accepted that may be sold or repledged by the Bank was $117 billion (2014 – $114 billion). This collateral is held primarily in connection with reverse repurchase agreements, securities lending and derivative transactions.

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 35(d) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of non-financial assets acquired in exchange for loans as at October 31, 2015 was $310 million (2014 – $353 million) mainly comprised of real estate and were classified as either held for sale or held for use as appropriate.

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(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(i)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures.

(ii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note10(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The ALCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis.

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.

(i)	Non-trading interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.

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Interest rate sensitivity gap

The following table summarizes carrying amounts of assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the immediately rate sensitive and within 3 months categories. Consumer behaviour assumptions are used to reclassify certain non-maturity assets and liabilities.

As at October 31, 2015 ($ millions)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	$50,051	$16,417	$967	$344	$–	$6,148	$73,927
Precious metals	–	–	–	–	–	10,550	10,550
Trading assets	–	21,897	9,469	14,609	15,300	37,865	99,140
Financial instruments designated at fair value through profit or loss	–	–	66	16	–	238	320
Securities purchased under resale agreements and securities borrowed	14,352	37,539	11,008	–	–	24,413	87,312
Investment securities	–	12,412	6,337	18,460	3,455	2,552 (1)	43,216
Loans	21,989	217,419	44,036	156,272	17,630	1,282 (2)	458,628
Other assets	–	–	–	–	–	83,404	83,404
Total assets	$86,392	$305,684	$71,883	$189,701	$36,385	$166,452	$856,497
Deposits	$97,822	$296,112	$69,012	$93,797	$14,894	$29,282	$600,919
Financial instruments designated at fair value through profit or loss	–	1,349	96	41	–	–	1,486
Obligations related to securities sold short	17	306	513	7,820	7,845	3,711	20,212
Obligations related to securities sold under repurchase agreements and securities lent	32,956	28,728	7,798	–	–	7,533	77,015
Subordinated debentures	–	1,000	165	3,507	1,510	–	6,182
Other liabilities	904	2,850	1,162	2,650	3,220	86,418	97,204
Equity	–	484	1,099	1,351	–	50,545	53,479
Total liabilities and equity	$131,699	$330,829	$79,845	$109,166	$27,469	$177,489	$856,497
On-balance sheet gap	$(45,307)	$(25,145)	$(7,962)	$80,535	$8,916	$(11,037)	$–
Off-balance sheet gap	–	(4,533)	(13,034)	7,327	9,278	962	–
Interest rate sensitivity gap based on contractual repricing	$(45,307)	$(29,678)	$(20,996)	$87,862	$18,194	$(10,075)	$–
Adjustment to expected repricing	107,042	(7,667)	(8,095)	(57,155)	(11,182)	(22,943)	–
Total interest rate sensitivity gap	$61,735	$(37,345)	$(29,091)	$30,707	$7,012	$(33,018)	$–

As at October 31, 2014 ($ millions)
Total interest rate sensitivity gap	$46,206	$(15,571)	$(20,885)	$9,338	$8,709	$(27,797)	$–

(1)	Represents common shares, preferred shares, and equity accounted investments.
(2)	Includes net impaired loans, less the collective allowance on performing loans.

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Average effective yields by the earlier of the contractual repricing or maturity dates

The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

As at October 31, 2015 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	0.3%	0.8%	0.3%	0.2%	–%	–%	0.4%
Precious metals	–	–	–	–	–	–	–
Trading assets	–	2.7	2.8	3.9	3.9	–	3.3
Financial instruments designated at fair value through profit or loss	–	–	8.4	8.9	–	–	8.5
Securities purchased under resale agreements and securities borrowed	0.5	0.6	0.7	–	–	–	0.6
Investment securities(1)	–	2.2	1.8	2.0	3.1	–	2.1
Loans(2)	4.5	3.6	4.6	4.0	5.9	–	4.0
Deposits(3)	0.6	0.7	1.6	2.0	2.7	–	1.1
Financial instruments designated at fair value through profit or loss	–	1.0	2.7	–	–	–	1.0
Obligations related to securities sold short	1.2	1.5	1.9	1.8	3.0	–	2.4
Obligations related to securities sold under repurchase agreements and securities lent(3)	0.2	1.2	0.3	–	–	–	0.6
Subordinated debentures(3)	–	6.7	0.7	3.0	3.7	–	3.7	(4)
Other liabilities	2.7	3.4	4.6	6.2	5.0	–	4.6

As at October 31, 2014 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	0.3%	1.0%	1.0%	–%	–%	–%	0.4%
Precious metals	–	–	–	–	–	–	–
Trading assets	–	1.9	2.1	2.8	3.1	–	2.6
Financial instruments designated at fair value through profit or loss	–	–	5.6	8.4	–	–	7.9
Securities purchased under resale agreements and securities borrowed	0.4	0.7	0.6	0.8	–	–	0.6
Investment securities(1)	–	3.0	2.2	1.9	3.4	–	2.5
Loans(2)	4.8	3.9	4.3	4.3	5.9	–	4.2
Deposits(3)	0.9	0.9	1.5	2.3	2.9	–	1.3
Financial instruments designated at fair value through profit or loss	–	1.7	3.3	–	1.1	–	1.5
Obligations related to securities sold short	0.2	1.3	0.4	1.6	2.9	–	2.1
Obligations related to securities sold under repurchase agreements and securities lent(3)	0.3	1.1	0.3	–	–	–	0.6
Subordinated debentures(3)	–	–	0.5	3.8	8.9	–	4.0	(4)
Other liabilities	2.5	4.1	3.0	4.3	4.4	–	4.1

(1)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.
(2)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.
(3)	Yields are based on book values and contractual rates.
(4)	After adjusting for the impact of related derivatives, the yield was 3.3% (2014 – 3.7%).

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates across major currencies as defined by the Bank.

As at October 31 ($ millions)	2015						2014
	Net income			Economic value of equity
	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value of equity
100 bp increase	$68	$174	$242	$(287)	$(201)	$(488)	$179	$(498)
100 bp decrease(1)	$(17)	$(56)	$(73)	$135	$283	$418	$(52)	$474
200 bp increase	$137	$351	$488	$(652)	$(383)	$(1,035)	$360	$(1,059)
200 bp decrease(1)	$(17)	$(72)	$(89)	$(255)	$667	$412	$(62)	$908

(1)	Corresponding with the current low interest rate environment, the annual income sensitivity for CAD, U.S., EUR and GBP exposures is measured using a 25 bp decline. Prior period amounts have been restated to reflect this change.

(ii)	Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Asset-Liability Committee (ALCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

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The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The ALCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2015, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $60 million (2014 – $49 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2015 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of equity by approximately $315 million (2014 – $260 million), net of hedging.

(iii)	Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the ALCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of available-for-sale equity securities is shown in Note 12.

(iv)	Trading portfolio risk management

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office, GRM or finance units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a Monte Carlo simulation. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2015
($ millions)	As at October 31, 2015	Average	High	Low	As at October 31, 2014
Credit spread plus interest rate	$10.6	$9.0	$15.2	$6.3	$8.6
Credit spread	8.1	7.8	10.1	5.8	8.1
Interest rate	4.3	4.4	7.9	2.7	4.2
Equities	4.1	2.5	10.7	1.1	2.2
Foreign exchange	0.8	1.1	3.2	0.4	0.9
Commodities	2.0	4.0	5.6	1.9	3.2
Debt specific	7.4	5.5	20.7	3.9	20.4
Diversification effect	(12.9)	(10.8)	N/A	N/A	(12.8)
All-Bank VaR	$11.9	$11.3	$23.0	$8.2	$22.5
All-Bank stressed VaR	$22.3	$24.4	$36.9	$17.4	$38.7

Below are the market risk capital requirements as at October 31, 2015.

($ millions)
All-Bank VaR	$141
All-Bank stressed VaR	246
Incremental risk charge	488
Comprehensive risk measure (CRM)	201
CRM surcharge	–
Standardized approach	72
Total market risk capital	$1,148	(1)

(1)	Equates to $14,350 of risk-weighted assets (2014 – $17,251).

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(d)	Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. Operational risk, in some form, exists in each of the Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls with a view to safeguarding client assets and preserving shareholder value.

37	Business combinations, other acquisitions and divestitures

Current Year:

Cencosud Administradora de Tarjetas S.A., Chile

On May 1, 2015, the Bank acquired a 51% controlling interest in Cencosud Administradora de Tarjetas S.A. and certain other smaller entities (collectively, CAT) from Cencosud S.A. (Cencosud), for a consideration of US $280 million. Simultaneously, the Bank entered into a 15 year exclusivity contract with Cencosud to manage the business.

The acquisition was accounted for as a business combination resulting in consolidation of 100% of its assets and liabilities with the recording of non-controlling interest for the 49% held by another shareholder. Assets recognized mainly include credit card and consumer loans. The non-controlling interest was measured as the proportionate share of CAT’s identifiable net assets. A finite life intangible of $296 million relating to the exclusivity contract was recorded.

Citibank Peru Operations

On May 1, 2015, the Bank’s subsidiary in Peru acquired 100% of the retail and commercial banking operations of Citibank in Peru for cash consideration of $380 million. The acquisition was accounted for as a business combination and resulted in the recognition of mainly personal and credit card loans of $480 million and personal deposits of $210 million.

Announced in 2015:

Citibank Panama and Costa Rica Operations

On July 14, 2015, the Bank announced an agreement to acquire Citigroup’s retail and commercial banking businesses in Panama and Costa Rica, subject to regulatory approval, and will be accounted for as a business combination.

Acquisition of JPMorgan Canadian Credit Card Portfolio

On October 15, 2015, the Bank announced that it has reached an agreement to acquire a MasterCard and private label credit card portfolio of approximately $1.7 billion in receivables and the related Canadian credit card operations from JPMorgan Chase Bank N.A. The transaction closed on November 16, 2015.

Prior year:

Canadian Tire Financial Services

On October 1, 2014, the Bank acquired a 20% equity interest in Canadian Tire’s Financial Services business (CTFS), for $500 million in cash. Acquisition-related expenses of $5 million were capitalized as part of the carrying value of the investment. Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value. The Bank has also provided a funding commitment to CTFS of $2.25 billion for financing credit card receivables. This investment was accounted for under the equity method of accounting.

Sale of investment in CI Financial Corp.

On June 17, 2014 the Bank sold 82.8 million shares of its investment in CI Financial Corp. (representing 29.1% ownership) at a price of $31.60 per share. On that date, the remaining holdings of 21.8 million shares, representing 7.7% ownership, were reclassified to available-for-sale securities at market value. The total pre-tax gain of $643 million, was included in non-interest income – other.

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Shareholder Information

Annual meeting

Shareholders are invited to attend the 184th Annual Meeting of Holders of Common Shares, to be held on April 12, 2016, at the Calgary TELUS Convention Centre, 120 9th Avenue SE, Calgary, Alberta, Canada, beginning at 9:30 a.m. (local time). The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 16, 2016.

Shareholdings and dividends

Information regarding your shareholdings and dividends may be obtained by contacting the transfer agent.

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Listing of shares

Common shares of the Bank are listed for trading on the Toronto and New York stock exchanges.

Series 14, Series 15, Series 16, Series 17, Series 18, Series 19, Series 20, Series 21, Series 22, Series 23, Series 30, Series 31 and Series 32 preferred shares of the Bank are listed on the Toronto Stock Exchange.

Stock Symbols

STOCK	TICKER SYMBOL	CUSIP NO.
Common shares	BNS	064149 10 7
Series 14, Preferred	BNS.PR.L	064149 78 4
Series 15, Preferred	BNS.PR.M	064149 77 6
Series 16, Preferred	BNS.PR.N	064149 76 8
Series 17, Preferred	BNS.PR.O	064149 75 0
Series 18, Preferred	BNS.PR.P	064149 74 3
Series 19, Preferred	BNS.PR.A	064149 73 5
Series 20, Preferred	BNS.PR.Q	064149 72 7
Series 21, Preferred	BNS.PR.B	064149 71 9
Series 22, Preferred	BNS.PR.R	064149 69 3
Series 23, Preferred	BNS.PR.C	064149 68 5
Series 30, Preferred	BNS.PR.Y	064149 63 6
Series 31, Preferred	BNS.PR.D	064149 62 8
Series 32, Preferred	BNS.PR.Z	064149 61 0

Dividend Dates for 2016

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

RECORD DATE	PAYMENT DATE
January 5	January 27
April 5	April 27
July 5	July 27
October 4	October 27

Valuation day price

For Canadian income tax purposes, The Bank of Nova Scotia’s common stock was quoted at $31.13 per share on Valuation Day, December 22, 1971. This is equivalent to $2.594 after adjusting for the two-for-one stock split in 1976, the three-for-one stock split in 1984, and the two-for-one stock split in 1998. The stock dividend in 2004 did not affect the Valuation Day amount. The stock received as part of the 2004 stock dividend is not included in the pre-1972 pool.

Duplicated communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Credit ratings

SENIOR LONG-TERM DEBT/DEPOSITS
DBRS	AA
Fitch	AA -
Moody’s(1)	Aa2
Standard & Poor’s	A+

SHORT TERM DEPOSITS/COMMERCIAL PAPER
DBRS	R-1(high)
Fitch	F1+
Moody’s	P-1
Standard & Poor’s	A-1

SUBORDINATED DEBT
DBRS	AA(low)
Fitch	A+
Moody’s(1)	A2
Standard & Poor’s	A -

NON-CUMULATIVE PREFERRED SHARES
DBRS	Pfd-2(high)
Moody’s(1)	Baa1(hyb)
Standard & Poor’s	BBB/P-2*

(1)	On November 2, 2015, Moody’s placed the Bank’s long-term ratings on review for downgrade.

*Canadian scale

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The Bank continues to have strong credit ratings. The current ratings are Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), AA by DBRS and AA- by Fitch.

On November 2, 2015, Moody’s placed the Bank’s long-term ratings of Aa2 on review for downgrade, while affirming the Bank’s short-term deposit rating of P-1. Moody’s will conclude its review over a 90-day period. On October 14, 2015, S&P confirmed the Bank’s A+ rating for Deposits and Senior Debt, as well as the A-1 rating for short-term instruments. The outlook remains unchanged at negative. And similarly, on July 28, 2015, DBRS also confirmed its rating of the Bank including a negative outlook. The rating agencies cite the uncertainty around the federal government’s proposed new “bail-in” regime for senior unsecured debt as the principal reason for the recent system-wide changes in outlook in order to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

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Glossary

Allowance for Credit Losses: An allowance set aside which, in management’s opinion, is adequate to absorb all incurred credit-related losses in the Bank’s portfolio of loans. It includes individual and collective allowances.

Assets Under Administration and Management: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s Consolidated Statement of Financial Position.

Bankers’ Acceptances (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

Basis Point: A unit of measure defined as one-hundredth of one per cent.

Capital: Consists of common shareholders’ equity, non-cumulative preferred shares, capital instruments and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios: Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.

Basel III introduced a new category of capital, CET1, which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future probability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institution.

Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative preferred shares and non-qualifying instruments subject to phase-out. Tier 2 capital consists mainly of qualifying subordinated or non-qualifying debentures subject to phase-out and the eligible allowances for credit losses.

Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.

Covered Bonds: Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership or trust and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership or trust consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.

Derivative Products: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

Fair Value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

Foreign Exchange Contracts: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

Forward Rate Agreement (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

Futures: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

Hedging: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

Impaired Loans: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt. Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans.

Leverage Ratio: The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

Marked-To-Market: The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.

Core Banking Margin: This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the fact that net interest from trading operations is recorded in trading revenues included in non-interest income.

Notional Principal Amounts: The contract or principal amounts used to determine payments for certain off-balance sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

Off-Balance Sheet Instruments: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

Operating leverage: This financial metric measures the rate of growth in total revenue (on a taxable equivalent basis) less the rate of growth in operating expenses.

Options: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

Productivity Ratio: Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB). A lower ratio indicates improved productivity.

Repos: Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

Return on Equity (ROE): Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity.

Reverse Repos: Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

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Risk-Weighted Assets: Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework. Risk-weighted assets for credit risk are calculated using formulas specified by the Basel III Framework. The formulas are based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to on balance sheet equivalents, using specified conversion factors, before the appropriate risk measurements are applied. The Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approach to calculate operational risk capital. These capital requirements are converted to risk weighted assets equivalent by multiplying by a 12.5 factor.

Securitization: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.

Structured Entities: A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.

Standby Letters of Credit and Letters of Guarantee: Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.

Structured Credit Instruments: A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan

Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Swaps: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Taxable Equivalent Basis (TEB): The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

Value At Risk (VaR): An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.

Yield Curve: A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Basel III Glossary

Credit Risk Parameters

Exposure at Default (EAD): Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure at default.

Probability of Default (PD): Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Loss Given Default (LGD): Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Exposure Types

Non-retail

Corporate: Defined as a debt obligation of a corporation, partnership, or proprietorship.

Bank: Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).

Sovereign: Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.

Securitization: On-balance sheet investments in asset-backed securities, mortgage backed securities, collateralized loan obligations and collateralized debt obligations, off-balance sheet liquidity lines to Bank’s own sponsored and third-party conduits and credit enhancements.

Retail

Residential Mortgage: Loans to individuals against residential property (four units or less).

Secured Lines Of Credit: Revolving personal lines of credit secured by residential real estate.

Qualifying Revolving Retail Exposures (QRRE): Credit cards and unsecured line of credit for individuals.

Other Retail: All other personal loans.

Exposure Sub-types

Drawn: Outstanding amounts for loans, leases, acceptances, deposits with banks and available-for-sale debt securities.

Undrawn: Unutilized portion of an authorized committed credit lines.

Other Exposures

Repo-Style Transactions: Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.

OTC Derivatives: Over-the-counter derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.

Other Off-balance Sheet: Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.

Exchange-Traded Derivative Contracts: Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.

Qualifying Central Counterparty (QCCP): A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.

Asset Value Correlation Multiplier (AVC): Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to US $100 billion and all exposures to unregulated FIs.

Specific Wrong-Way Risk (WWR): Specific Wrong-Way Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.

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Additional information

CORPORATE HEADQUARTERS	FOR FURTHER INFORMATION

Scotiabank	Customer Service Centre
Scotia Plaza 44 King Street West, Toronto, Ontario Canada M5H 1H1 Tel: (416) 866-6161 E-mail: email@scotiabank.com	1-800-4-SCOTIA
Finance Department
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
Tel: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Financial Analysts, Portfolio Managers and other Institutional Investors
Tel: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Online
For product, corporate, financial and shareholder information: scotiabank.com

Public, Corporate and Government Affairs
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
Tel: (416) 933-2927
Fax: (416) 866-4988
E-mail: corporate.communications@scotiabank.com

Shareholder Services
Transfer Agent and Registrar Main Agent
Computershare Trust Company of Canada
100 University Avenue, 8th Floor, Toronto, Ontario Canada M5J 2Y1
Tel: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street, Canton, MA 02021, U.S.A.
Tel: 1-800-962-4284

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Building stronger communities

through young people

Investing in our communities has been a focus at Scotiabank for over 180 years. We believe investing in young people is the path to prosperity, and supporting young people in the community helps develop self-confidence, teamwork and leadership skills. We proudly support organizations that make sports accessible to young people, helping to build strong communities around the world.

Bringing the game of futbol to

young people globally

In Mexico City, eight youth soccer teams
competed in the inaugural Scotiabank

CONCACAF Champions League

Under-13 tournament. Participating teams

came together from Canada, Costa Rica,

El Salvador, Jamaica, Mexico, Panama and

the United States to play at the Cruz Azul

futbol training facility. Team Toluca, Mexico,

took home the winning cup after several

days of competition.

Sharing our passion for community hockey with Nunavik and Nunavut youth

During the hockey season, Scotiabank teamed up with the National Hockey League (NHL®) and
Project North, a non-profit organization dedicated to enriching the lives of youth in Canada’s
Arctic, to bring the Stanley Cup® and NHL alumni to kids in Kuujjuaq, Nunavik and Iqaluit,  Nunavut.
Scotiabank also donated 25 hockey bags of new hockey equipment to Project North that went towards youth in Nunavik.

Serving customers for more than 180 years

The coat of arms, or crest, was designed by

A. Scott Carter, R.C.A., M.R.A.I.C., of Toronto, and

approved by the College of Heralds on May 30, 1951.

The words “Strength, Integrity, Service” form the Motto.

The various elements illustrate the Scottish tradition

of Nova Scotia, where the bank was founded

(thistle, unicorn, St. Andrew’s cross) combined with

emblems representing Canada and its various areas

(maple leaf, stag, ship, codfish, plough, sheaf of grain).

9464710	® Registered trademark of The Bank of Nova Scotia.